Form 20-F/A
period 2004-03-31
BRITISH ENERGY GROUP PLC
filed 2005-07-25
CIK 1100790

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Commission file number 1-14990

BRITISH ENERGY LIMITED

(Exact Name of Registrant as Specified in Its Charter)

(Formerly British Energy plc)

Scotland

(Jurisdiction of Incorporation or Organization)

Systems House, Alba Campus, Livingston, EH54 7EG

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

Our registered office is located at Systems House, Alba Campus, Livingston, EH54 7EG, Scotland, and our telephone number is 011 44 1506 408700. Our website address is www.british-energy.com. The information on our website is not a part of this annual report.

Amendments

The Company’s annual report on Form 20-F for the year ended March 31, 2004 was filed with the SEC on September 30, 2004. At the time of the filing of the Form 20-F with the SEC, Mike Alexander was the Chief Executive Officer of the Company and Martin Gatto was Chief Financial Officer. Accordingly, Messrs. Alexander and Gatto signed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002.

Stephen Billingham took over the full responsibilities of Chief Financial Officer on January 1, 2005, upon the departure of Martin Gatto. On March 3, 2005, the Company received a comment letter from the SEC Staff requesting that certain amendments be made to the Form 20-F. On March 20, 2005, Mike Alexander resigned as Chief Executive Officer of the Company and William Coley was subsequently appointed Chief Executive Officer. Messrs. Coley and Billingham were not the Company’s Chief Executive Officer and Chief Financial Officer, respectively, at the time that the Form 20-F was prepared and filed. Accordingly, Messrs. Coley and Billingham were not responsible for establishing or maintaining the Company’s disclosure controls and procedures for the period of this report. They became responsible for establishing and maintaining the Company’s disclosure controls and procedures following their respective appointments as Chief Executive Officer and Chief Financial Officer and have continued to exercise that responsibility since the date of their appointment. They have signed this amended 20-F on that basis.

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
						(restated)(1)
	(in millions, except earnings and dividends per share and per ADS and weighted average shares)
Profit and Loss Account Information:
UK GAAP
Turnover	$2,774	£1,516		£1,903		£2,049		£2,124		£2,058
Turnover—continuing operations	2,774	1,516		1,528		1,701		2,124		2,058
Turnover—discontinued operations(4)	—	—		375		348		—		—
Operating profit/(loss)	622	340		(3,802)		(281)		280		412
Operating profit/(loss)—continuing operations	622	340		(3,899)		(333)		280		412
Operating profit/(loss)—discontinued operations(4)	—	—		97		52		—		—
Profit/(loss) before taxation	425	232		(4,292)		(493)		57		225
Taxation	4	2		368		(25)		(48)		(118)

Profit/(loss) after taxation	429	234		(3,924)		(518)		9		107

Dividends(2)	—	—		—		(48)		(48)		(48)
Basic earnings/(loss) per ordinary share(s)	71.2	38.9	p	(654.7	)p	(88.5	)p	1.2	p	16.4	p
Basic earnings/(loss) per ordinary share(s)—continuing operations	71.2	38.9	p	(670.8	)p	(97.2	)p	1.2	p	16.4	p
Basic earnings/(loss) per ordinary share(s)—discontinued operations(4)	—	—		16.1	p	8.7	p	—		—
Basic earnings/(loss) per ADS(3)	5,339	2,918	p	(49,103	)p	(6,638	)p	90	p	1,230	p
Basic earnings/(loss) per ADS(3)—continuing operations	5,339	2,918	p	(50,310	)p	(7,290	)p	90	p	1,230	p
Basic earnings/(loss) per ADS(3)—discontinued operations(4)	—	—		1,208	p	652.5	p	—		—
Diluted earnings/(loss) per ordinary share(s)	71.2	38.9	p	(654.7	)p	(88.5	)p	1.2	p	16.1	p
Diluted earnings/(loss) per ordinary share(s)—continuing operations	71.2	38.9	p	(670.8	)p	(97.2	)p	1.2	p	16.1	p
Diluted earnings/(loss) per ordinary share(s)—discontinued operations(4)	—	—		16.1	p	8.7	p	—		—
Diluted earnings/(loss) per ADS(3)	5,339	2,918	p	(49,103	)p	(6,638	)p	90	p	1,208	p
Diluted earnings/(loss) per ADS(3)—continuing operations	5,339	2,918	p	(50,310	)p	(7,290	)p	90	p	1,208	p
Diluted earnings/(loss) per ADS(3)—discontinued operations(4)	—	—		1,208	p	652.5	p	—		—
Dividends per ordinary share, net(2)	—	—		—		8.0	p	8.0	p	8.0	p
Dividends per ADS, net(2)(3)	—	—		—		600.0	p	600.0	p	600.0	p

	Year ended March 31,
	2004(5)	2004		2003		2002		2001		2000
	(restated)(7)	(restated)(7)		(restated)(6)		(restated)(1)(6)
	(in millions, except earnings and dividends per share and per ADS and weighted average shares)
US GAAP
Turnover	$2,774	£1,516		£1,903		£2,049		£2,124		£2,058
Turnover—continuing operations	2,774	1,516		1,528		1,701		2,124		2,058
Turnover—discontinued operations(4)	—	—		375		348		—		—
Profit/(loss) after taxation	13,839	7,562		(7,800)		(343)		(124)		40
Pro forma net (loss)/income as if FAS 143 has been applied effective April 1, 2001(8)	—	—		(4,660)		112		—		—
Basic and diluted earnings/(loss) per ordinary share(s)	2,298	1,256	p	(1,296	)p	(57.4	)p	(21.0	)p	6.3	p
Basic and diluted earnings/(loss) per ordinary share(s)—continuing operations	(24)	(13	)p	(1,305	)p	(45.8	)p	(21.0	)p	6.3	p
Basic and diluted earnings/(loss) per ordinary share(s)—discontinued operations(4)	—	—		9	p	2.8	p	—		—
Basic and diluted earnings/(loss) per ordinary share(s) arising from cumulative effect of change in accounting	2,322	1,269	p	—		(14.4	)p	—		—
Basic and diluted earnings/(loss) per ADS(3)	172,386	94,200	p	(97,176	)p	(4,302	)p	(1,575	)p	472.5	p
Basic and diluted earnings/(loss) per ADS(3)—continuing operations	(1,784)	(975	)p	(97,836	)p	(3,432	)p	(1,575	)p	472.5	p
Basic and diluted earnings/(loss) per ADS(3)—discontinued operations(4)	—	—		660	p	210	p	—		—
Basic and diluted earning/(loss) per ADS(3) arising from cumulative effect of change in accounting	174,170	95,175	p	—		(1,080	)p	—		—
Weighted average number of ordinary shares(millions)	602	602		602		598		597		651

	As at March 31,
	2004(5)	2004		2003		2002		2001		2000
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
				(restated)(1)
	(in millions)
Cash Flow Information:
UK GAAP
Operating profit/(loss) including exceptional items	$622	£340	£(3,802)	£(281)	£280	£412
Exceptional items	(518)	(283)	3,906	512	(54)	16

Operating profit excluding exceptional items	104	57	104	231	226	428
Depreciation charges	92	50	287	285	277	260
Nuclear liabilities charged to operating costs	238	130	105	156	132	141
Nuclear liabilities discharged	(108)	(59)	(115)	(332)	(319)	(310)
Other provisions discharged	(5)	(3)	(45)	(43)	(39)	(34)
Regular contributions to UK decommissioning fund	(35)	(19)	(18)	(18)	(17)	(17)
Working capital:
Decrease in stocks	18	10	60	66	27	4
Decrease/(increase) in debtors	7	4	(18)	(117)	97	(54)
Increase/(decrease) in creditors	(26)	(14)	(24)	152	(107)	32

Net cash inflow from operating activities	285	156	336	380	277	450
Payments to acquire tangible fixed assets			(282)	(225)	(133)	(137)

Net cash inflow from operating activities net of capital expenditure	285	156	54	155	144	313

(1)	Our consolidated financial statements were restated in 2002 to reflect the retroactive application of the UK Accounting Standards Board’s Financial Reporting Standard No. 19—Deferred Tax, FRS 19. FRS 19 came into effect with respect to all accounting periods ending after January 23, 2002 and requires that, when calculating the amount of taxation, full provisions be made for all timing differences for deferred taxes.
(2)	Dividends per share exclude any associated UK tax credit available to certain holders of ordinary shares.
(3)	Calculated based on a ratio of 75 ordinary shares for one ADS. On March 18, 2003, we increased the ratio of four ordinary shares for one ADS to the current ratio of 75 ordinary shares for one ADS.
(4)	The turnover for discontinued operations which related to Bruce Power (our interest in which was sold on February 14, 2003) are set out on a 100% holding basis. Our share in Bruce Power was 82.4% prior to the disposal.
(5)	Translated solely for the convenience of the reader, at $1.83 to £1.00, the closing exchange rate at March 31, 2004.
(6)	Our US GAAP financial statements for the years ended March 31, 2003 and March 31, 2002 were restated for certain items in connection with Statement of Financial Accounting Standard No. 133, Accounting for Derivatives and Hedging Activities. For further information, see “Item 5. Operating and Financial Review and Prospects—US Generally Accepted Accounting Principles—Restatement of Results.”
(7)	We have restated our 2004 consolidated financial statements in accordance with US GAAP to reflect the correct allocation of income tax expense/benefit between income from continuing operations and the cumulative effect of a change in accounting as of April 1, 2004. For further information, see “Item 5. Operating and Financial Review and Prospects—US Generally Accepted Accounting Principles—Restatement of Results.”
(8)	We have calculated the proforma net (loss)/income as if FAS 143 had been applied from April 1, 2001. We have not calculated the pro forma impact for any price periods.

	Year ended March 31,
	2004	2003	2002
	(in millions)
Other Financial Information:
Profit/(loss) after tax and exceptional items—UK GAAP	£234	£(3,924)	£(518)
Interest (including exceptional items)	59	134	66
Revalorization (including exceptional items)	117	364	187
Tax (including exceptional items)	(2)	(368)	25
Depreciation charges	50	273	280
Exceptional depreciation (credits)/charges due to impairment review	(295)	3,738	300

EBITDA(1)	163	217	340
(Gain)/loss on sale of business	(47)	35	(4)
AmerGen profits	(21)	(43)	(37)
Bruce Power contributions	—	(97)	(52)
Net exceptional charges other than depreciation, interest, tax and revalorization	12	168	212

EBITDA—continuing activities(1)	107	280	459

(1)	EBITDA represents earnings before interest, taxes, depreciation, amortization and related exceptional items. EBITDA and EBITDA from continuing activities are not GAAP measures in either the UK or in the United States and should not be considered in isolation or as a substitute for, or as an alternative to, net income, operating income, cash flow from operations, other cash flow data or any other performance measures prepared in accordance with UK GAAP or US GAAP. For additional information regarding the use of EBITDA, see “Presentation of Financial and Other Data—Non-GAAP Financial Measures—EBITDA.”

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

As a result of adopting FAS 143, we recorded a cumulative adjustment of £7,640 million (net of tax charge of £273 million) (as restated) in the year ended March 31, 2004. The cumulative adjustment is primarily due to the difference in accounting for the liability using a higher rate of discounting under FAS 143 than in previous periods. For additional information regarding the impact of FAS 143, see note 36 (as restated) of our audited consolidated financial statements.

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

UK GAAP to US GAAP Reconciliation

Restatement of Results

Year ended March 31, 2004

We adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“FAS 143”) as of April 1, 2003.

We determined that application of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes (“FAS 109”) as a result of our adoption of FAS 143 did not appropriately record the tax impact for the year ended March 31, 2004. Consequently, we have restated our 2004 consolidated financial statements in accordance with U.S. GAAP to reflect the correct allocation of income tax expense/benefit between income from continuing operations and the cumulative effect of a change in accounting as of April 1, 2004.

The impact of the restatement on the US GAAP financial statements is as follows:

	March 31, 2004
	As previously reported			Impact of Restatement			As restated
	£m	Earnings per share		£m	Earnings per share		£m	Earnings per share
Profit/(loss) under US GAAP before cumulative adjustment for FAS 143	2,023	336	p	(2,101)	(349	)p	(78)	(13	)p
Cumulative adjustment for FAS 143 (net of tax)	5,539	920	p	2,101	349	p	7,640	1,269	p
Profit/(loss) under US GAAP for the year	7,562	1,256	p	—	—		7,562	1,256	p
Deficit on equity shareholders’ funds under US GAAP	(1,562)	—		—	—		(1,562)	—

We adopted Statement of Financial Accounting Standards (“FAS”) 133—“Accounting for Derivative and Hedging Activities”, as amended—(‘FAS 133’), as of April 1, 2001.

Years ended March 31, 2002 and 2003

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

As a result of adopting FAS 143 and using a higher discount rate than under UK GAAP, we recorded a benefit for decommissioning costs and back end fuel costs of £13 million and £37 million, respectively. Additionally, the cumulative adjustment of adopting FAS 143 was a benefit of £7,640 million (net of tax of £273 million) (as restated). Corresponding adjustments to shareholders deficit for decommissioning costs and back end fuel costs was £663 million and £1,624 million, respectively. The adjustments are described more fully in note 36, as restated, of our audited consolidated financial statements.

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

We determined that application of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes (“FAS 109”) as a result of our adoption of Statement of Financial Accounting Standards No.143, Accounting for Asset Retirement Obligations (“FAS 143”) on April 1, 2003 did not appropriately record the tax impact for the year ended March 31, 2004. Consequently, we have restated our 2004 consolidated financial statements in accordance with U.S. GAAP to reflect the correct allocation of income tax expense/benefit between income from continuing operations and the cumulative effect of a change in accounting as of April 1, 2004, as discussed in more detail in Note 36 to our audited financial statements included elsewhere in this annual report. While the restatement did not impact our net income or shareholders’ equity it did impact income from continuing operations and cumulative effect from changes in accounting included in note 36 (ii) due to the allocation of income tax between income from continuing operations before cumulative effect and the cumulative effect of a change in accounting.

We adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative and Hedging Activities, as amended (“FAS 133”), for the accounting period commencing April 1, 2001. At the time of adoption, certain contracts were identified as being derivatives in accordance with FAS 133. It was also noted as part of the FAS 133 implementation project that several of these derivatives may qualify for the Normal Purchase Normal Sale (“NPNS”) exemption allowed under FAS 133, provided that appropriate contemporaneous documentational evidence existed as to both physical delivery and the election of NPNS itself.

As part of the process of implementing Statement of Financial Accounting Standards No. 149, Accounting for Derivative and Hedging Activities (“FAS 149”), for the year ended March 31, 2004 we conducted a broader review of our compliance with derivative accounting regulation and revised the application of the NPNS exemption rules against specific contracts. As a result of this revision we determined that it was necessary to restate the results for 2002 and 2003.

For the years ended March 31, 2002 and 2003, several contracts that met the requirements for derivative accounting under FAS 133 were not marked to market on the basis that we claimed they qualified for the NPNS exemption. The contracts for which the NPNS exemption was taken in these two fiscal years include (1) Grid Trade Master Agreement (“GTMA”) contracts and (2) certain structured sales contracts. GTMA contracts are bilateral contracts for the forward purchase and/or sale of electricity. GTMA contracts are industry standard contracts arising following the introduction of the New Electricity Trading Arrangements (“NETA”) market in England and Wales in March 2001. During the period from April 2001 to March 2004, the number of GTMA contracts that were entered into in the market place increased significantly, and hence the number of contracts for which we were claiming the NPNS exemption increased significantly.

For the year ended March 31, 2004 we adopted FAS 149. As part of that process, a broader review of our accounting for derivative contracts was undertaken. It was then concluded that all or a portion of the GTMA contracts on which we claimed the NPNS exemption do not go to physical delivery, but rather are “booked-out” as we enter into offsetting GTMA contracts as the increase in GTMA activity in the market place meant that the volumes of electricity traded using GTMA contracts was in excess of the market capacity for the physical flow of electricity. The documentation that we had in place was not sufficient to support the assertion of physical delivery that is required to claim NPNS as there was no distinction in our documentation between those contracts that physically delivered and those that booked-out.

At the same time, we performed a review of our other structured contracts for which we had previously claimed the NPNS exemption. As part of that review it was noted that the guidance within FAS 133 had been misapplied in certain limited instances, and that certain of those contracts did not in fact qualify for NPNS exemption.

Recognizing that the sales channels used by us were continuing to develop, certain procedural amendments were put in place in fiscal year 2005 to ensure that the FAS 133 treatment is continually monitored. The revised procedures that have been put in place involve reviews by legal, commercial, credit, accounting and risk personnel, together with more detailed ongoing reviews of unusual contracts. The procedures being followed are:

•	Existing contracts are reviewed on an annual basis.

•	All new non-standard trading contracts now go through a two stage internal review process prior to placing firm commitment with external counter-parties. This internal review process includes a review by senior members of the Finance team with sufficient knowledge of the UK and US accounting rules who comment upon the accounting treatment of the contract under both UK and US GAAP.

•	Prior to a contract agreement being put in place, the broad details of the proposed transaction are set out to ensure that all relevant staff are aware of the proposal and that there are no major issues foreseen at that stage.

•	Once an agreement is in place, the proposal is set out in more detail, thus enabling the finance staff to formally recommend the correct accounting treatment under UK and US GAAP.

Our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as at March 31, 2004 (the “Evaluation Date”). They have concluded that as of the Evaluation Date, in light of the misapplication of FAS 109 and FAS 133 described above (which we have identified as a material weakness in relation to FAS 109 and FAS 133 and which have been corrected since the Evaluation Date), our disclosure controls and procedures at that time cannot be deemed to have been effective to ensure that material information relating to us and our consolidated subsidiaries was accumulated, recorded, processed, summarized, communicated to management, including our Chief Executive Officer and our Chief Financial Officer, and reported in a timely manner.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives. Acknowledging this, we have designed our disclosure controls and procedures to provide such reasonable assurance.

In accordance with Section 404 of the Sarbanes-Oxley Act 2002, we are undertaking a comprehensive review of our internal control processes and controls for financial reporting purposes, and will report the findings in our Annual Report on Form 20-F for the year ending March 31, 2005.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting during the period covered by the annual report that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

4.04	Bondholder Restructuring (Standstill) Agreement dated February 14, 2003 between British Energy plc, British Energy Generation Limited and British Energy Generation (UK) Limited and (i) certain Bondholders owning 58% of the £109,861,000 5.949% Guaranteed Bonds due 2003, (ii) certain Bondholders owning 55% of the £163,444,000 6.077% Guaranteed Bonds due 2006 and (iii) certain Bondholders owning 75% of the £134,586,000 6.202% Guaranteed Bonds due 2016.(4)

4.05	The Deed of Amendment and Guarantee between British Energy Generation Limited, British Nuclear Fuels plc (“BNFL”) and British Energy plc dated March 31, 2003 (as amended on July 22, 2003) relating to the Agreement for the supply of Fuel for Use in Advanced Gas Cooled Reactors between Nuclear Electric Limited and BNFL dated June 3, 1997, as amended.(4)(5)

4.06	Agreement for the Supply of Fuel for Use in Advanced Gas Cooled Reactors from April 1, 2006 between British Energy Generation Limited, British Nuclear Fuels plc and British Energy plc, dated March 31, 2003, (as amended).(4)

4.07	Agreement for the Supply of Fuel for Use in Advanced Gas Cooled Reactors from April 1, 2006 between British Energy Generation (UK) Limited, British Nuclear Fuels plc and British Energy plc, dated March 31, 2003 (as amended)(4)

4.08	Deed of Amendment and Guarantee between British Energy Generation (UK) Limited, British Nuclear Fuels plc and British Energy plc, dated March 31, 2003 (as amended) relating to the Agreement for the Supply of Fuel for Use in Advanced Gas Cooled Nuclear Reactors between Scottish Nuclear and BNFL dated March 30, 1995 as amended.(4)(5)

4.09	Nuclear Electric—Generation License.(2)

4.10	Scottish Nuclear—Generation License.(2)

4.11	Representative Nuclear Site License.(2)

4.12	Credit Facility Agreement dated September 26, 2002 as amended and restated on March 7, 2003 and further amended by a side letter dated August 15, 2003 between the UK Secretary of State and (i) British Energy, British Energy General (UK) Limited, British Energy Generation Limited and British Energy Power and Energy Trading Limited as borrowers and (ii) British Energy, British Energy General (UK) Limited, British Energy Generation Limited, British Energy Power and Energy Trading Limited, British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P. and Peel Park Funding Limited as guarantors.(4)

4.13	Purchase and Sale Agreement dated as of September 11, 2003 between British Energy Investment Limited and FPL Energy Nuclear Mid-Atlantic, LLC relating to the sale and purchase of 100% of the shares of British Energy US Holdings Inc.(5)

4.14	Purchase and Sale Agreement dated as of October 10, 2003 between British Energy Investment Limited and Exelon Generation Company, LLC relating to the sale and purchase at 100% of the shares of British Energy US Holdings Inc.(5)

4.15	Government Restructuring Agreement dated October 1, 2003 between British Energy plc, British Energy Generation (UK) Limited, British Energy Generation Limited, certain other British Energy parties, the Nuclear Generation Decommissioning Fund Limited (to be renamed Nuclear Liabilities Fund Limited), the Trustees of the Nuclear Trust and the Secretary of State for Trade and Industry.(5)

4.16	Creditor Restructuring Agreement dated as of September 30, 2003 between British Energy plc, British Energy Generation Limited, British Energy Generation (UK) Limited, British Energy Power and Energy Trading Limited, Eggborough Power Limited, Eggborough Power Holdings Limited, Teesside Power Limited, Total Gas & Power Limited, Enron Capital & Trade Europe Finance LLC, the Royal Bank at Scotland plc, British Nuclear Fuels plc, the consenting EPL Banks (as defined) and the consenting EPL Bondholders (as defined) (as amended on October 24, 2003).(5)

4.17	New Standstill Agreement dated February 13, 2004 between British Energy plc and (i) the steering committee of the Eggborough Bank Syndicate, (ii) The Royal Bank of Scotland plc, (iii) Teesside Power Limited, (iv) Barclays Bank PLC, (v) Enron Capital & Trade Europe Finance LLC, (vi) Deutsche Bank AG and (vii) BNFL.(5)

8.01	List of Subsidiaries of British Energy plc.(3)

12.1	Certification of William Coley, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Stephen Billingham, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer of British Energy plc of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer of British Energy plc of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	As filed on the registrant’s Annual Report on Form 20-F on September 23, 2003 (File No. 1-14990).
(2)	As filed on the registrant’s Registration Statement submitted on Form 20-FR on December 6, 1999 (File No. 1-14990).
(3)	As filed on the registrant’s Annual Report submitted on Form 20-F on August 13, 2001 (File No. 1-14990).
(4)	As filed on the registrant’s Annual Report submitted on Form 20-F on September 23, 2003 (File No. 1-14990).
(5)	As filed on the registrant’s Annual Report submitted on Form 20-F on September 30, 2004.

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

BRITISH ENERGY plc

By:	/s/ Stephen Billingham
Name:	Stephen Billingham
Title:	Chief Financial Officer

June 24, 2005

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

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Edinburgh, United Kingdom

June 17, 2004 except with respect to note 36 (ii) for which the date is July 25, 2005

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

Effect on Profit/(Loss) of Differences Between UK GAAP and US GAAP

	Note		2004		2003		2002
			£m		£m		£m
			(Restated)		(Restated)		(Restated)
Profit/(loss) for the year under UK GAAP			234		(3,941)		(527)
US GAAP adjustments:
Decommissioning costs	(a	)	13		(70)		(151)
Back end fuel costs	(a	)	37		(450)		(155)
Decommissioning fund	(b	)	(87)		—		6
Amortization of capitalized interest	(c	)	—		(6)		(4)
Bonds renegotiation	(d	)	(5)		(9)		(9)
Employee stock compensation schemes	(e	)	—		—		(4)
Employee share trusts	(f	)	—		102		12
Capitalization of Bruce costs	(g	)	—		(1)		(5)
Pension costs	(h	)	(48)		(1)		(8)
Investment in joint venture	(i	)	142		42		(5)
Disposal of joint venture and Bruce Power	(j	)	(157)		29		—
FAS 133 adjustments	(k	)	(90)		(112)		236
Fixed asset impairment adjustments	(l	)	(225)		(2,942)		300
Adjustment for Bruce Power lease	(m	)	—		(11)		(11)
Deferred income tax	(n	)	13		(1,420)		38
Tax effect of US GAAP adjustments			95		990		30

Profit/(loss) for the financial year under US GAAP before cumulative adjustment(1)			(78)		(7,800)		(257)
Cumulative adjustment for FAS 143 (net of tax)	(a	)	7,640		—		—
Cumulative adjustment for FAS 133 (net of tax)	(k	)	—		—		(86)

Profit/(loss) for the year under US GAAP			7,562		(7,800)		(343)

			2004		2003		2002
			(Restated)		(Restated)		(Restated)
Basic and diluted net earnings/(loss) per share under US GAAP			1,256	p	(1,296	)p	(57	)p
Basic and diluted net earnings/(loss) per share under US GAAP—continuing operations			(13	)p	(1,305	)p	(46	)p
Basic and diluted net earnings per share under US GAAP—discontinued operations			—		9	p	3	p
Basic and diluted earning/(loss) per share before cumulative adjustments			(13	)p	(1,296	)p	(43	)p
Basic and diluted earnings/(loss) per share arising from cumulative adjustment for FAS 143 (2002: FAS 133)			1,269	p	—		(14	)p

			1,256	p	(1,296	)p	(57	)p

(1)	Profit/(loss) for the financial year under US GAAP before cumulative adjustment is split between continuing operations of £(7,853) million and £(274) million and discontinued operations of £53 million and £17 million for the years ended March 31, 2003 and March 31, 2002 respectively.

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

(ii)    Restatement of Results

Year ended March 31, 2004

We adopted Statement of Financial Accounting Standards No.143, Accounting for Asset Retirement Obligations (“FAS 143”) as of April 1, 2003.

We determined that application of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes (“FAS 109”) as a result of our adoption of FAS 143 did not appropriately record the tax impact for the year ended March 31, 2004. Consequently, we have restated our 2004 consolidated financial statements in accordance with U.S. GAAP to reflect the correct allocation of income tax expense/benefit between income from continuing operations and the cumulative effect of a change in accounting as of April 1, 2004. These changes are reflected below and labeled “Restated” in the section “Decommissioning Costs and Back End Fuel Costs” which is our discussion on the adoption of FAS 143.

	March 31, 2004
	As previously reported		Impact of Restatement			As restated
	£m	Earnings per share	£m	Earnings per share		£m	Earnings per share
Profit/(loss) under US GAAP before cumulative adjustment for FAS 143	2,023	336p	(2,101)	(349	)p	(78)	(13)p
Cumulative adjustment for FAS 143 (net of tax)	5,539	920p	2,101	349	p	7,640	1,269 p
Profit/(loss) under US GAAP for the year	7,562	1,256p	—	—		7,562	1,256 p
Deficit on equity shareholders’ funds under US GAAP	(1,562)	—	—	—		(1,562)	—

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

Years ended March 31, 2003 and March 31, 2002

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

(iii)    Notes on US GAAP Adjustments

(a)    Decommissioning Costs and Back End Fuel Costs (Restated)

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

As noted in (ii), during the preparation of our financial statements and our annual report on Form 20-F for the year ended March 31, 2005, we determined that the allocation of income tax expense/benefit between income for continuing activities and the cumulative effect of a change in accounting policy as of April 1, 2004 was incorrect.

The cumulative effect of the change on prior years resulted in a credit to income of £7,640m (net of taxes of £273m) (as restated), which is included in the reconciliation of profit and loss between UK GAAP and US GAAP for the year ended March 31, 2004.

The following table illustrates the component values of the cumulative effect and related tax for year ended March 31, 2004:

	Decommissioning	Back End Fuel	Total
	£m	£m	£m
	(Restated)	(Restated)	(Restated)
Cumulative adjustment	4,696	3,217	7,913
Tax	(162)	(111)	(273)

Cumulative adjustment net of tax	4,534	3,106	7,640

Had FAS 143 been adopted on April 1, 2002, the asset retirement obligation would have been as follows:

	March 31, 2004	March 31, 2003	April 1, 2002
	£m	£m	£m
Decommissioning costs	301	263	228
Back end fuel costs	1,722	1,530	1,379

Total asset retirement obligation	2,023	1,793	1,607

The following table sets out net (loss)/income, adjusted as if FAS 143 had been applied effective April 1, 2001:

	2003		2002
	£m		£m
	(Restated)		(Restated)
Reported (loss) before adopting FAS 143	(7,800)		(343)
Earnings effect of adopting FAS 143	3,140		455

Pro forma net (loss)/income	(4,660)		112

Pro forma basic and diluted (loss)/net earnings per share under US GAAP	(774	)p	19	p

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

Loss before tax under US GAAP is calculated as follows at March 31:

	2004	2003
	£m	£m
		(Restated)
Profit/(loss) before tax under UK GAAP	234	(3,941)
Effect of US GAAP adjustments	(420)	(3,429)

Loss before tax under US GAAP	(186)	(7,370)

The provision for income taxes under US GAAP is calculated as follows:

	2004	2003
	£m	£m
	(Restated)	(Restated)
Deferred tax provision under UK GAAP	—	—
Adjustment under full provision method	(375)	(362)
Tax effect of US GAAP adjustments	2,655	(1,739)
Valuation allowance	(2,101)	2,101

Deferred tax provision under US GAAP	179	—

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

	2004	2003
	£m	£m
		(Restated)
Non-current liabilities:
Decommissioning asset	—	(777)
Nuclear liabilities	(627)	—
Capitalized interest	(16)	(16)
Other	(3)	(23)

	(646)	(816)

Net deferred (liability)/tax asset under US GAAP	(179)	2,101

Valuation allowance	—	(2,101)

	(179)	—

The reconciliation between the statutory tax rate in the United Kingdom and the effective tax rate is as follows on an UK GAAP basis:

	2004	2003	2002
	%	%	%
Provision/(benefit):
United Kingdom statutory tax rate	30	30	30
Differences relating to:
—impact of discounting	(60)	(14)	(11)
—deferred tax asset/(liability) not recognized	49	(3)	—
—decommissioning assets/(liabilities)	1	(1)	(2)
—decommissioning fund	(7)	(1)	—
—write down of QUEST	—	(1)	—
—overseas tax in excess of UK rates	—	—	(4)
—impact of joint venture	(6)	—	—
—write down of Eggborough	—	(1)	(18)
—adjustment in respect of prior years	(1)	—	2
—other	(6)	—	(2)

Effective income tax rate	—	9	(5)

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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

NOTES FOR FINANCIAL STATEMENTS—(Continued)

for the year ended March 31, 2004

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