Form 20-F
period 2005-03-31
BRITISH ENERGY GROUP PLC
filed 2005-07-28
CIK 1100790

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Annual report pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee required)

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2005 (No Fee required)

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from N/A to N/A (No Fee required)

Commission file number 1-14990

BRITISH ENERGY GROUP PLC

(Exact Name of Registrant as Specified in Its Charter)

Scotland

(Jurisdiction of Incorporation or Organization)

Systems House, Alba Campus, Livingston EH54 7EG

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of 10p each (“ordinary shares”)	London Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of 10p each	561,315,459 shares
Warrants for Ordinary Shares of 10p each	28,999,342 warrants
Non-voting special rights redeemable preference share of £1	1 share

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

Item 17  ☐    Item 18  ☒

Introduction

In this annual report, except as otherwise specified, “British Energy”, the ““British Energy Group”, the “Company”, the “Group”, “we”, “us” or “our” refer to British Energy Group plc or, in the context of events prior to January 14, 2005 (the “Restructuring Effective Date”), British Energy plc (the former ultimate holding company of the Group now re-registered as a private limited company and re-named British Energy Limited) (“BE Ltd”) and its subsidiaries, and any of their respective predecessors in business, as the context may require. We were incorporated under the United Kingdom Companies Act 1985, as amended (the “Companies Act”) on July 2, 2004.

Our registered office is located at Systems House, Alba Campus, Livingston, EH54 7EG, Scotland, and our telephone number is 011 44 1506 408700. Our website address is www.british-energy.com. The information on our website is not a part of this annual report.

Exchange Rates

We publish our financial statements in pounds sterling. In this annual report, references to “pounds sterling”, “£”, “pence” or “p” are to UK currency, references to “US dollars”, “US$” or “$” are to US currency, references to “Canadian dollars”, or “C$” are to Canadian currency and references to “Euros” or “€” are to the currency of the European Union. Amounts in this annual report stated in US dollars, unless otherwise indicated, have been translated from pounds sterling solely for convenience and should not be construed as representations that the pound sterling actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. The Noon Buying Rate for pounds sterling on July 22, 2005 was £1.00 = $1.75. For certain information about exchange rates between pounds sterling and US dollars, see “Item 3. Key Information—Exchange Rates”.

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

Unless stated otherwise, references to statutes, regulations, government or regulatory bodies or officers of government refer to the appropriate statutes, regulations, bodies or officers of the United Kingdom.

Special Note Regarding Forward-looking Statements

This annual report contains certain “forward-looking” statements as defined in Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements include, among others:

•	the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operations, and

•	other matters that are not historical facts concerning our business operations, financial condition and results of operations.

•	EBITDA does not reflect the cash flow associated with the Nuclear Liabilities Fund (“NLF”) cash sweep arrangements, (see Item 4—Information On The Company).

These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements. For a discussion of some of the risks associated with these forward-looking statements, see “Item 3. Key

Information—Risk Factors”. Due to the uncertainties and risks associated with these forward-looking statements, which speak only as of the date hereof, we are claiming the benefit of the safe harbor provision referred to in Section 21E of the US Securities Exchange Act of 1934.

Non-GAAP Financial Measures

EBITDA

EBITDA means earnings before interest, taxes, depreciation and amortization. EBITDA is a supplemental measures of our liquidity that is not required by, or presented in accordance with accounting principles generally accepted in the United States (“US GAAP”). EBITDA is not a measurement of our liquidity under US GAAP and should not be considered as an alternative to cash flow from operating activities as a measure of our liquidity.

Nevertheless, EBITDA has limitations as analytical tools, and you should not consider it in isolation from, or as a substitute for analysis of, our financial condition or results of operations, as reported under US GAAP. Some of these limitations are:

•	EBITDA measure does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA measure does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA measure does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA measure does not reflect any cash requirements for such replacements;

•	EBITDA measure does not reflect certain non-cash items;

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our US GAAP results and using EBITDA only as supplemental measures.

Realized Price

We calculate our realized price for electricity by dividing UK turnover (net of energy supply costs and miscellaneous income) by total output. Realized price is not derived in accordance with US GAAP and should not be exclusively relied upon when evaluating our business. Realized price constitutes a non-GAAP financial measure because we eliminate energy supply costs (i.e., the cost of transmitting electricity to our customers) and other items from total turnover. We make these adjustments to turnover because we believe that they allow our management team and our investors to better understand the net price that consumers are paying for our electricity.

ITEM 3.    KEY INFORMATION

RISK FACTORS

OPERATING RISKS

If we do not find alternative sources of income as our power stations start to close we may not be able to recover our costs from our sales revenue.

Five of our Advanced Gas Cooled Reactor (“AGR”) power stations are, based on current scheduled accounting closure dates, due to close by 2014. This will reduce our current nuclear generating capacity by 61.5 per cent. There can be no assurance that plant life extensions will be achievable at any of our AGR power stations or at our Pressurized Water Reactor (“PWR”) power station. Our ability to find alternative sources of income is restricted by the compensatory measures we have agreed to undertake in connection with the European Commission’s approval of the State Aid elements of the Restructuring (as defined in Item 4—Information On The Company—Restructuring) and by certain other agreements entered into pursuant to the Restructuring. If our remaining assets do not generate income in line with our expectations (for example as a result of earlier than anticipated closure of a nuclear power station), our costs (including the costs of maturing pension schemes) may exceed our revenue and this may adversely affect our financial results and our ability to pay dividends and may require us to close the remainder of our AGR and/or PWR power stations earlier than anticipated.

Our future profitability is dependent upon several factors, some of which are outside our control.

Costs structure and variable electricity prices

The operation of our nuclear power stations is characterized by high fixed costs. Additionally, some of our costs are not borne by our non-nuclear competitors because they are unique to the nuclear power generation industry.

Our ability to generate sufficient turnover at sufficient margin to cover our fixed costs is dependent, in part, on favorable electricity prices, fuel costs (both of uranium used in the fabrication of fuel for our nuclear power stations, and the costs of coal in the case of our coal-fired power station at Eggborough in Yorkshire, England (the “Eggborough power station” or “Eggborough”)) and our sales and trading strategy. Electricity prices depend on a number of market factors, including, the impact of worldwide demand for fossil fuel, UK demand for power and environmental legislation. Because our costs are primarily fixed in nature, they cannot be reduced significantly in periods of low electricity prices. Therefore, in these circumstances it is possible that we may not produce sufficient revenue from our electricity sales and/or trading activities to cover our generation costs.

In addition, increasing vertical integration in the electricity sector is likely to affect the liquidity of the markets in which we trade and the volatility of those markets. This in turn may affect the revenue from our electricity sales or trading and may adversely impact our proposed trading going forward.

Unplanned outages

Unplanned outages at our AGR and/or PWR power stations and/or the Eggborough power station result in lost generation and, due to our contractual obligations to deliver electricity at pre-established prices and/or quantities, we may, therefore, be required to purchase replacement electricity volume in the open market which may be at unfavorable prices. Given the complexity of operating nuclear and fossil fuel power stations, we do not believe that we will be able to completely eliminate the risk of unplanned outages and we cannot predict the timing or impact of these outages with any certainty.

Therefore, there is no assurance that we will be profitable or generate sufficient cash to fund our operations. For further risks relating to unplanned outages see the risk described immediately below.

Unplanned outages at our nuclear power stations could adversely affect our revenues and profitability.

Historically, our nuclear output has been adversely affected by unplanned outages and unplanned reductions in output. We believe that the loss of output is indicative of a deterioration of the materiel condition of plant over time in part caused by inadequate investment over recent years which had resulted in an increase in our maintenance backlog and failure to carry out required maintenance on a timely basis.

Further, some of our unplanned outages flow from human errors in the operation and maintenance of our plant.

Plant unreliability can result in significant costs being incurred through the short-term electricity market and the balancing mechanism which is used by the transmission system operator to ensure that generation and demand are matched. If our stations fail to produce the amount of electricity that we have contracted to supply or have otherwise already traded in the wholesale market, we may have to enter into the short-term market or accept the prices prevailing in the balancing mechanism to meet any such shortfall in output. Prices in the short-term market and imbalance mechanism may be very high, particularly in periods of tight capacity margins for generating plant in the UK, and the unplanned outages of our stations may limit available supply and therefore raise prices in these markets.

The Performance Improvement Program (“PiP”) may be constrained by our cash resources and there is no assurance that the hoped for benefits of PiP will materalize. This may adversely affect our prospects in the long term.

Although we are attempting to improve our plant reliability through increased investment and the implementation of PiP, there is no guarantee that we will be able to identify and/or remedy the causes of plant unreliability. Even if we can identify the causes, there is no certainty that we will be able to implement cost effective solutions or PiP in such a way as to maximize the potential benefits that PiP may afford due to the requirements to maximize the output of our plants. The amount we are able to spend on PiP will be affected by the availability of our cash resources and, in the future in certain circumstances, may be restricted or prohibited by our arrangements with the Nuclear Liabilities Fund (“NLF”). Furthermore, our ability to undertake the proposed expenditure may be affected by requirements to undertake urgent remedial work at one (or more) of our nuclear power stations.

Our nuclear stations utilize sea water for condensing the steam from the turbines and for cooling the reactor pressure vessel and turbine-generator auxiliaries. These systems are essential to support generation and a failure of them could result in lost generation, adversely affecting our revenues and profitability.

In financial year 2003/04, the failure of a cast iron pipe carrying sea water at Heysham 1 resulted in unplanned losses of some 3.2 TWh. Hunterston B, Hartlepool and Hinkley Point B and to a much lesser extent Dungeness B, Heysham 2 and Torness nuclear power stations also use cast iron pipe work for carrying sea water.

We consider that this cast iron pipework has previously suffered as a result of insufficient maintenance and lack of investment. To address the problem, we have developed a strategy to systematically replace the existing cast iron pipe work at these nuclear power stations with steel pipe work coated with a corrosion resistant barrier. The corrosive nature of sea water may affect other parts of our pipe work systems, although inspection and maintenance strategies are in place to mitigate this risk. This program of work started in 2004 and the work has been substantially completed at Hartlepool. It is planned to continue through 2005/06 and 2006/07 to complete work at the other stations. There can be no assurance that there will not be further unplanned losses if any failure occurs before the planned program of work is completed.

Problems of potentially damaged boiler closure unit pre-stressing tendons and bolts and subsequent inspection requirements at our Hartlepool and Heysham 1 nuclear power stations could negatively affect our profitability or revenues.

At our AGR stations, tendons (comprised of steel wires) are used to maintain the integrity of the pre-stressed concrete pressure vessel. During fiscal year 2004/05 we identified corrosion induced failure in a small number of individual tendon wires at Hartlepool. The access for inspection and repair to these tendons was straightforward, and hence repairs were considered to be undemanding.

However, steel pre-stressing wires are used to fulfil a similar safety functional requirement to assure the integrity of the boiler closure units (which are housed within the concrete pressure vessels) at our Hartlepool and Heysham 1 nuclear power stations. As a result of the discovery of corrosion induced failure of the tendon wires (as described above), the Nuclear Installations Inspectorate (“NII”) (the UK body which administers nuclear site licenses) concluded that boiler closure unit steel wires could also suffer from corrosion induced failure. Due to the belief that their failure was highly unlikely, the boiler closure unit wires, unlike the pressure vessel tendon wires, were not designed with an engineered facility for inspection and therefore are more difficult to inspect. To address the NII’s concerns with these wetted enclosures we completed a limited inspection of the boiler closure unit tendon top anchorages and limited sections of the tendon wires at three of our Hartlepool and Heysham 1 reactors and have demonstrated as far as can be determined, that the tendon wires are intact and free from corrosion. These three reactors returned to service in December 2004. None of our other reactors is affected by this issue.

However, we may wish, or be required by the NII, to make further more detailed inspections at these three reactors. Techniques are being developed for such inspections and preliminary trials were deployed successfully during an outage on one reactor at Heysham 1 earlier this year. The techniques are aimed at minimizing the level of intrusion and loss of output.

A further risk associated with boiler closure units was identified during an outage at Heysham 1 in May this year. This is the potential for stress corrosion cracking of the primary “holding down” bolts. There are forty-eight bolts per boiler closure unit and the risk of stress corrosion cracking is associated with the presence of water and carbon dioxide (“CO2”). Work programs are ongoing to develop our understanding of, and to address, this risk.

A significant engineering fault or a design flaw at one of our nuclear power stations, or one which is generic to a class of nuclear power stations, could decrease our revenues and increase our costs.

A major engineering fault at one of our nuclear power stations for example, affecting gas circulators, boiler closure units, reactor coolant pumps or pipework systems, could result in the closure of that station ahead of its expected closure date. Furthermore, engineering faults or safety risks arising from a design problem that is generic to a particular type of nuclear plant could result in the closure of all our nuclear power stations of the same nuclear plant design ahead of their expected closure dates. The early closure of one nuclear power station or any one type of nuclear power station would result in a loss of planned future output and income and result in costs associated with the closure of the affected nuclear power station or stations.

To deal with the potential of a major engineering fault, we have extensive inspection and testing programs in place in order to evaluate the physical condition of our nuclear power stations. These programs periodically identify certain technical issues for resolution. However, there is no assurance that our inspection process will identify all significant problems and the identification of technical issues with respect to our nuclear power stations may require us to incur significant expenditure for repairs or replacement of parts or equipment. This may result in lost output and income due to the outages necessary to complete such repairs or replacements.

There is also a risk that we may, through our ongoing review of our safety cases (i.e. Periodic Safety Reviews (“PSRs”)) or our ongoing investigations and research activities, identify a significant shortfall. Such a shortfall may relate to a safety case argument or supporting analysis or revised material properties or other plant performance aspect, which undermines a critical element or elements within a safety case. The resolution of the issue may entail plant shutdown, reduced power operation or extensive plant modifications.

Problems of graphite core brick cracking and reduced boiler life could negatively affect our profitability and the lifetime of our AGR power stations.

Graphite core brick cracking and reduced boiler life could lead to prolonged outages for testing and, potentially, early station closures at certain of our AGR power stations. These risks are explained in greater detail below.

Graphite core brick cracking

The graphite cores in the AGRs are made up of a large number of graphite bricks arranged in layers. Over the course of the nuclear power generation process, the graphite bricks suffer from degradation.

Analysis has shown that this degradation can result in a significant number of the graphite bricks developing single or multiple cracks. We are not aware of any technique for eliminating the cracks. Such cracking could lead to the distortion of the core structure and the reduction of the AGRs’ operational capacity.

While our understanding of this issue continues to develop, there is uncertainty as to the level of tolerance of graphite bricks to multiple cracks that can be demonstrated and which may be acceptable to us or to the NII. As such, the development of a safety case supporting the continued operation of the reactor may not be possible. The potential impact of this risk is that the currently assumed station lifetime may not be achieved and any further extensions to station lifetime may not be possible.

We carry out periodic inspections on the AGR cores during statutory outages and continue to develop safety cases that demonstrate the tolerance of graphite core brick cracking. However, until we fully understand whether it is possible to devise ways to control or minimize the consequences of further graphite core brick cracking, our plants may require increased levels of, or more frequent, inspections to support our safety cases. This could result in prolonged statutory or unplanned outages, or a refusal by the NII to permit us to operate a particular reactor.

Additionally, graphite brick inspections at Hartlepool nuclear power station during 2004 revealed double, axial cracking in two graphite bricks in one of the reactors. This type of cracking had not been anticipated by our analytical models. A revised safety case was required to support the return to service of the Hartlepool and Heysham 1 nuclear power stations (which are of a very similar design) and this safety case placed increased emphasis on inspection and monitoring of the graphite core. We have undertaken further inspections of graphite bricks at these power stations. The revised safety case could potentially require longer than anticipated statutory and refueling outages to enable further inspections of the graphite bricks in future years and this will adversely affect our profitability.

Boiler life

The boilers at our AGR power stations consist of multiple steel tubes over which the hot reactor gas flows in order to boil the water that flows through the tubes. Actual or potential failure or fouling of any of the boiler tubes could result in prolonged outages in order to complete inspection or repairs or lead to station closure. Outages may also arise as a result of inspections necessary to demonstrate the integrity of the boilers.

If a boiler tube were to fail, action would be taken to permanently seal-off the leaking tube from the incoming water supply. This may result in a permanent reduction in boiler performance and, consequently, our ability to generate electricity. If, ultimately, we are not able to repair the boiler tubes, it may not be possible for us to demonstrate a safety case for the continued operation of that reactor and the assumed station lifetimes at that time may not be achieved.

In addition to the general problem of boiler tube leaks at each of our AGR power stations, specific design issues at some of our stations could lead to further significant threats to boiler life. At Hartlepool and Heysham 1, the design adopted is unique in that a central cylindrical segment called a “spine” supports the boiler. The spine construction incorporates the main water inlet and is fabricated from different materials selected to suit the specific operating conditions. The various elements that make up the spine are welded together to form one fabricated section. A small number of these welds are susceptible to high temperature re-heat cracking. Failure of these welds could result in collapse of the boiler with consequential damage to the reactor pressure vessel and other reactor internal components. The boiler spine design and layout makes physical inspection or repair of the vulnerable welds difficult. The safety case for boiler operations is therefore extremely complex and has required us to develop novel methods of analysis to establish the safety justification. If further material analysis and remote inspection fails to strengthen the current safety case, this could shorten station life at some of our nuclear power stations.

Obsolescence of some of our equipment, component parts and computer systems (for example, our data processing systems) that are required to operate our power stations and monitor plant stability could result in higher operating costs, unplanned losses or the closure of our power stations.

The first of our nuclear power stations became operational in 1976 and the Eggborough power station became operational in 1968. As a result, it is becoming increasingly difficult to source replacement parts for some older equipment and to find engineers qualified to service certain equipment, in particular our aging computer and other information technology systems that were installed at or about the time the plants were constructed. We may not be able to maintain our older equipment on a cost effective basis or at all. The increasing obsolescence of some of our parts and systems and/or the inability to secure replacements could result in an increase in unplanned losses, longer planned outages, significantly higher repair costs and/or the closure of our stations.

The condition of some of the plant, equipment and components at our power stations is subject to gradual deterioration over time. This could result in higher operating costs, unplanned losses and/or the closure of our power stations.

The impact on the condition of some of the plant, equipment and components at our power stations of operations and natural processes such as erosion and corrosion tends to increase as such plant, equipment and components grow older. While we attempt to implement inspection and maintenance practices such that we repair or replace such plant, equipment and components before they fail, there is no guarantee that we will be successful or that we will be able to identify all such relevant issues in advance and consequently we may experience unplanned losses which will adversely impact on our profitability.

In addition, the Group’s insurances contain standard exclusions and restrictions and the material damage and business interruption cover does not therefore provide cover for damage caused by, for example, losses due to erosion, corrosion, stress corrosion or cracking. Consequently, we may not be able to claim under our material damage and business interruption cover in such circumstances.

The failure of our AGR fuel could result in decreases in our output and revenues.

AGR fuel is contained inside a stainless steel fuel can which acts as the primary barrier for any fission products produced by the fuel during operation. If the steel fuel can cracks, then the fission products will leak into the CO2 that is used to cool the reactor. As many of these fission products are radioactive, any major leakage into the CO2 will potentially contaminate large parts of the reactor which in turn will lead to major operational difficulties. It is therefore important to minimize fuel failures.

We have experienced on average one fuel failure per year across our fleet of AGR stations in the period 1976 to 2000. From 2001 to date, we discovered 28 further AGR fuel failures. Seven of these arose in 2005. The risk posed to the operation of the AGR fleet by failed fuel has therefore increased over this period, noting that the risk is judged to be primarily to our ability to operate profitably although implications for nuclear safety also require to be managed. The most significant economic risk is currently at Dungeness B, where a failure type exists which has the potential to contaminate the reactor, threatening continued operation.

Depending on the cause of fuel failures, or in the event of a very high level of uncertainty of the root cause and/or the associated consequences of failure we may have to shut down one or more of our nuclear reactors. In order to do so, we are, in certain cases, reliant upon services provided to us by Nexia Solutions, part of the British Nuclear Fuels plc group (“BNFL”). BNFL is a company wholly owned by the UK Government (the “Government”). If they were unable or unwilling to provide such services, we may be unable to determine the cause of such failures. Any nuclear power station closure or prolonged outage could adversely affect our business and profitability.

Our business depends on equipment and service suppliers of a specialized nature. If they fail to provide necessary equipment and services on a timely basis, discontinue their products or services and/or seek to charge us prices that are not competitive, this could adversely affect our business and/or profitability.

We depend upon a small number of specialized suppliers for essential products and services which are unique or highly specialized to our industry. Consequently, if our suppliers are unable or unwilling to deliver products and services on a timely basis and at reasonable prices, or if their products are found to be faulty or outside specification, this may impact negatively on our ability to continue to operate our power stations economically (or at all), and would have an adverse effect on our financial condition and results of operations. In addition, as our plants age, the costs associated with the sourcing of spare parts are likely to increase.

Our AGR fuel is fabricated by BNFL, the only supplier of AGR fuel in the world. To protect against any short term disruptions in supply we maintain a stock of fuel elements at each of our AGR power station, (in addition to any stock held by BNFL). This, along with the fuel in our reactors, is sufficient to maintain normal operations for between three to six months. However, we cannot rule out a more extended disruption in fuel supply which could result in reductions in our output. The availability and quality of tie bars, CO2 and other gasses is also important in maintaining output.

Our spent AGR fuel is delivered to BNFL which provides spent fuel management services at its Sellafield site in Cumbria, England (“Sellafield”). We are able to store approximately nine months’

arisings of spent fuel at each nuclear power station and, with the storage facilities usually holding approximately six months’ spent fuel, this leaves approximately three months’ additional capacity in the event of any short term interruptions in the movement of spent fuel to Sellafield. Typically storage facilities are therefore around two-thirds full at any time, although currently stocks of spent fuel are higher than this. If a nuclear power station’s spent fuel storage facilities became full, the station could theoretically continue to generate electricity but the volume of electricity produced would gradually reduce as the fuel in the reactor was consumed. It would not be possible to load additional fuel into the reactor until at least the equivalent quantity of stored spent fuel was despatched to Sellafield.

On April 21, 2005 British Nuclear Group Limited (“BNG”) a subsidiary of BNFL, reported that a pipe had failed in one of the heavily shielded cells, known as the feed clarification cell, in the thermal oxide reprocessing plant (“THORP”) at Sellafield. This resulted in a quantity of dissolved nuclear fuel being released into a sealed, contained area. THORP receives and reprocesses spent or used nuclear fuel from our AGRs and also from Light Water nuclear reactors. Reprocessing separates out the components of used fuel which comprises 96 per cent. Uranium, about 1 per cent. Plutonium and some 3 per cent. waste. Both the Uranium and Plutonium can be recycled into fresh fuel.

Since this event was reported, BNG have completed recovery of the escaped liquid back into primary containment. A Board of Inquiry was established by BNG and has reported. BNG have stated that they are confident that they have the capability of returning THORP to service.

BNG have assured us that the necessary steps will be taken to maintain continuity of AGR receipts at Sellafield, both during the current period of uncertainty regarding THORP and through to the end of life of our AGR stations. We understand that the Nuclear Decommissioning Authority (the body established to oversee and manage the clean up of the UK’s civil nuclear sites (“NDA”)) share similar views to BNG. There are no feasible alternative options to Sellafield for the long term management of our spent fuel which could be deployed on realistic timescales.

Our front end and back end contracts with BNFL provide that in the event it ceases to carry on business in the relevant services or notifies us that it is otherwise unwilling or permanently unable to provide the services it has contracted for, it will offer us assistance to seek to ensure continuity of supply. This assistance is dependent on the terms of the relevant contract. It can include provisions of access and rights to use relevant intellectual property and in certain contracts facilities.

In the case of certain of our contracts for the provision of services, the liability of the service provider is capped and consequential losses that may be suffered by us are excluded. While these are not unusual contractual provisions, the consequences to us of a breach or non-performance by a service provider may be severe (for example certain agreements are required to be in place to meet nuclear site license requirements and may be difficult to replace) and we would almost certainly not be able to recover the loss we may suffer as a result of breach or non-performance by these counterparties.

Our turbines, generators and certain other plant components are designed, manufactured and maintained by a small number of key suppliers. We are reliant upon certain of these suppliers for the supply of parts and for servicing and maintenance. If they fail to provide parts and/or perform servicing or maintenance to an appropriate quality, this could result in the shutdown or catastrophic failure of one or more of our turbines, generators or other plant components.

Certain of our office facilities are at risk from fire, flood and explosion which may lead to business interruption

Certain of our offices contain concentrated groupings of suitably qualified and experienced staff and computer systems that are necessary for the efficient operation of our business. If these facilities were to be substantially damaged by fire, flood or explosion then we may experience difficulties in maintaining business continuity, for example in our trading operations and work management support, which could adversely affect our profitability and cash.

We employ a large number of agency staff at our power stations and in our support functions.

We depend on a large number of agency staff to support our power stations and other corporate functions. Consequently if we are unable to employ an adequate number of suitably experienced staff as required or the employment agencies used by us seek to charge us prices that are not competitive, this could adversely affect our business and/or profitability.

The unavailability of component parts could adversely affect our revenues and profitability.

The failure of certain components in use at our power stations could result in unplanned outages to effect repairs. The duration of the outages is influenced by, among other things, the lead-time required to manufacture and procure replacement components. Certain components (e.g. turbine rotors and transformers) are complex and may take several months to manufacture. To reduce the impact of the failure of such items we hold spare components at our power stations and in a central storage facility. We also participate in “spares clubs” where the cost of holding expensive replacement components is shared with other parties. Although we aim to optimize our spares holdings we cannot guarantee that we will always have ready access to the required component in the event of a failure and we may incur extended unplanned outages while we obtain the required component.

We continue to face liquidity risks associated with the seasonality of our business and the provision of collateral to our counterparties.

The UK electricity market is characterized by lower demand in the summer months and therefore comparatively lower market prices, which leads us, where possible, to plan statutory outages in this period. Accordingly, positive cash flow is reduced through the combined effect of lower prices and output. In addition, the historic high volatility of market prices increases the liquidity risk as a result of collateral calls due to increases in market prices. We may also receive requests to provide collateral (or increased collateral) from counterparties who do not currently require collateral (or who have not exercised their contractual right to have contractual obligations fully supported by collateral). While we closely monitor these risks and continue to adopt mitigation strategies through trading and procurement operations, it is possible that these strategies will not be as effective in minimizing these risks as planned.

We have entered into a trading strategy that seeks to reduce the price risk associated with the cost of our electricity generation. However, this may result in an increase in collateral requirements if market prices rise. In addition, should various other unforeseen events occur which place demands on cash flow, our financial resources may prove to be insufficient.

We have entered into short-term and medium-term trading contracts and other financial products with market counter parties and short-term and medium-term sales contracts with other industrial and commercial customers to hedge a significant proportion of our output against downward movements in market price. However, as a result of this, our cash flow benefits from market price increases are reduced while the level of collateral calls made by trading counterparties increases to cover their mark to market exposure.

Our trading strategy uses diverse routes to market and aims to maintain an appropriate balance between the importance to us of maintaining a high degree of certainty of our revenues and collateral requirements, as well as continuing to take steps to identify and manage cash flow risks and manage cash resources. However, we cannot be certain that the level of funding available to us will be sufficient to meet our needs to hedge the market risks we face.

Lack of liquidity in the wholesale market for electricity may adversely affect us or require us to alter our trading strategy.

Liquidity in the wholesale electricity market is dependent on there being a sufficient number of counterparties willing to trade actively in the market and with us. Changes to the market structure, and yet further consolidation of the existing generation and supply businesses, could result in a reduction in the number of active participants in the market with whom we are able to trade. This may affect our ability to sell all of our output.

This could also reduce the level of liquidity in the traded market to such an extent that we are no longer able to rely on wholesale market trading as a means of hedging our short-to-medium term exposure to wholesale electricity market prices and balancing our portfolio. We also rely on reported prices from a liquid traded market to deliver reliable reference prices which are used within a number of our indexed price contracts. Thus a lack of liquidity could result in us incurring higher hedging or balancing costs to achieve our trading objectives, if the reported price is not a fair reflection of the cost of electricity production.

We have also sought to increase the use of financial instruments such as options as a means of hedging our trading risks. Our ability to use such products may be limited by the availability of a liquid and transparent market in such instruments.

We may suffer financial loss as a result of parties to whom we supply under contracts defaulting due to bankruptcy or other financial hardship.

We are a net seller of electricity and receipts for electricity delivered are normally received about one month in arrears; consequently there is a risk of financial loss arising from the financial difficulties of our counterparties. In addition, movements in the market price from the time a particular sale (or purchase) contract for electricity or other energy-related commodities was agreed expose us to risks of loss in the event of default. Additional costs of having to replace these contracts at the prevailing market price will be incurred if market prices have fallen in the case of sales contracts (or risen in the case of purchase contracts).

Proposed arrangements governing the cost of electricity transmission in the UK could reduce our ability to trade profitably in the future.

On January 17, 2003, the United Kingdom’s Gas and Electricity Markets Authority (“GEMA”) directed that a modification should be implemented to the Balancing and Settlement Code (“BSC”) to introduce zonal marginal transmission losses, with effect from April 2004 in England and Wales. On January 30, 2003, the Government issued a consultation paper on whether these changes were appropriate for Great Britain as a whole, and concluded on June 27, 2003 that they were not minded to include zonal losses as part of the initial reforms to the BSC.

There is a risk that a proposal to introduce zonal charging for losses will be made following the implementation of the British Electricity Transmission and Trading Arrangements (“BETTA”) (which extended the market arrangements already applicable in England and Wales to Scotland) on April 1, 2005. Under such a proposal, some generators would pay for a proportion of transmission losses for which they were not previously responsible. The proposal would be unfavorable to generating plants located in the north of England and Scotland which make up a significant portion of our generating capacity. Therefore there is a risk that, given the geographical distribution of our power stations, we might be significantly adversely affected by such a proposal.

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

Work is now underway to establish these networks and once complete they should further facilitate both our assessment of any such potential liability and any necessary review of local management procedures.

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

Certain types of nuclear liabilities arising at our power stations are not covered by the scope of the Nuclear Liabilities Funding Agreement (“NLFA”) or the Historic Liabilities Funding Agreement (“HLFA”) entered into in connection with our Restructuring

These include those liabilities which are adjudged to have arisen as a result of our compliance standards (including our safety or environment standards) falling below those of the minimum performance standard or minimum contracting standard agreed under the NLFA or HLFA respectively, or by the implementation of operational changes made by us other than to meet current or reasonably anticipated legal or regulatory requirements or to comply with practices and procedures both considered by, and acceptable to, the relevant regulators and will thus remain for our account. While the definitions of minimum performance standard or minimum contracting standard may be known it is not currently certain how such minimum performance standards would be interpreted or applied. It may also be difficult to be certain whether the implementation of operational changes would be considered to meet reasonably anticipated legal or regulatory requirements or to comply with practices and procedures both considered by, and acceptable to, the relevant regulators. Consequently, the nature or quantum of these liabilities is uncertain.

The potential hazards of nuclear operations (including nuclear operations carried out by other operators in the UK and elsewhere in the world) could expose us to the risk of, amongst others, material liabilities, lost revenues and increased expenses

Our operations use and generate radioactive and hazardous substances that have the potential to seriously impact human health and the environment. There are particular risks associated with the operation of nuclear power stations. These include accidents, the breakdown or failure of equipment or processes or human performance, including our safety controls, and other catastrophic events such as earthquakes, fire and flood that could result in the dispersal of radioactive material over large areas, thereby causing injury or loss of life and extensive property or environmental damage. Certain of these events, including those arising as a result of third party acts, such as acts of terrorism or war, are not within our control. Liabilities we may incur, and interruptions in the operation of a nuclear power station caused by these events or associated with any of the radioactive or hazardous materials involved, could significantly reduce our revenues and increase our expenses. Insurance proceeds may not be adequate to cover all liabilities incurred, lost revenue or increased expenses. Analogous incidents occurring at other nuclear power stations elsewhere in the world may result in similar losses regardless of our having no control or influence over such incidents.

The continued operation of the Eggborough power station is subject to a number of factors which could increase our costs and decrease our revenues. In particular, introduction of the EU Emissions Trading Scheme (“ETS”) and Large Combustion Plant Directive (“LCPD”) are major environmental initiatives which will have an important impact on the Eggborough power station as they seek to reduce carbon dioxide and other emissions.

Eggborough power station was constructed in the 1960s and is approaching the end of its originally anticipated operating life. It has been, and will continue to be, operated as a flexible mid merit plant and this will increase the wear and tear on component parts and has the potential to accelerate the end of its economic life. Eggborough has also been, and will continue to be, subject to routine and other maintenance and repair. In order to continue its economic operation, and to comply with environmental and other regulations, it has also been, and may in future be, necessary to make modifications to Eggborough. We believe that we are likely to be required to make further repairs and/or modifications to Eggborough as its age increases and, insofar as such requirements are currently understood, such requirements are already in our plans.

We cannot guarantee that we will be able to make any required repairs or modifications to Eggborough power station either economically or at all including pursuant to our legal obligations under the documentation entered into in connection with our Restructuring. Similarly, we cannot be certain that any such repairs or modifications will successfully rectify any problems and/or allow the continued operation of the Eggborough power station without interruption or at all. This may result in lost output and could adversely affect our revenues and profitability.

The ETS commenced on January 1, 2005 and its effect is to impose a cost on the emissions of carbon dioxide from power stations and other industrial processes. The LCPD is due to become effective on January 1, 2008 and, in replacing the previous Large Combustion Plant Directive, will further restrict the limits of permitted emissions by Eggborough. Certain issues relating to the application of this legislation in the UK are not yet resolved and therefore we cannot be certain of: (i) the impact on output; (ii) the likely costs associated with any required engineering or structural changes to the Eggborough power station which may be required to ensure compliance; or (iii) how the legislation will affect the electricity generation market and, in particular, the price of electricity in the medium-to-long term.

Our business is subject to extensive and unique regulations.

As an owner and operator of nuclear and coal-fired power stations, we are subject to extensive governmental regulations. We are subject to, among others, nuclear safety, electricity market, security and environmental regulations of the UK, the EU and other governmental authorities. Unexpected or adverse changes in these regulatory regimes could adversely impact our business and profitability. Changes in regulations governing, and/or the personnel regulating, nuclear safety in the UK may result in the modification, suspension or revocation of our licenses to operate nuclear power stations, or require us to incur substantial additional cost for capital expenditure and/or services and labor.

A feature of the nuclear licensing regime is that we must conduct PSRs at each of our nuclear power stations every 10 years which may affect how, and for how long, we operate our stations and may result in significant additional costs. We must also obtain the approval of the NII to restart a nuclear power station after a statutory outage and after an unplanned outage to address an emergent issue that has affected the reactor’s safety case. In granting permission to re-start, the NII take comfort from the level of British Energy’s knowledge and understanding of reactor performance. Consequently, wherever outage inspections indicate potential issues outside of the predicted norm, there is a heightened risk that delays to re-start may occur as a result of the regulator’s intervention. The refusal of the NII to approve, or any delay in gaining approval from the NII, to continue or restart the operation of any of our nuclear power stations, would adversely affect future revenues and reduce our ability to trade profitably.

We are revising certain aspects of the safety cases at our AGR power stations in the light of developing regulatory standards. Whilst we are dedicating significant resources to resolving these outstanding safety case points, there can be no assurance that one of these issues may not lead the NII to refuse consent to restart one of our reactors following a statutory or unplanned outage or require it to communicate to us that it would oppose our restarting a reactor on its return from a refueling outage. If the NII takes such action, this, too, would affect future revenues and reduce our ability to trade profitably.

Our operations are regulated and subject to audit by the Office for Civil Nuclear Security (“OCNS”). The OCNS annual report published in July 2005 (entitled: The State of Security in the Civil Nuclear Industry and Effectiveness of Security Regulation April 2004 - March 2005) outlines the changes in the strategy for securing the safety of the UK’s nuclear power stations. We are working with the OCNS, along with other nuclear operating companies, to introduce, where necessary, enhancements to our security arrangements which has resulted and will result in increased security costs. The OCNS annual report for the year ended March 2005 was published on July 25, 2005.

A failure to comply with, or the incurrence of liabilities under, environmental, health and safety economic and competition laws and regulations to which we are subject, or a failure to obtain or maintain required environmental, health and safety regulatory approvals, could adversely affect our business or our ability to trade profitably.

We are subject to various environmental and health and safety, economic and competition laws and regulations governing, amongst other things: (i) the generation, storage, handling, release, use, disposal and transportation of hazardous and radioactive materials; (ii) the emission and discharge of hazardous materials into the ground, air or water; and (iii) decommissioning and decontamination of our facilities and the health and safety of the public and our employees. Regulators in the UK, including the NII, Environment Agency (the “EA”) and the Scottish Environment Protection Agency (“SEPA”), the Office of Gas and Electricity Markets (“OFGEM”), the Financial Services Authority and the Office of Fair Trading (“OFT”) administer these laws and regulations. Additionally, the European Community (“EC”) administers European laws and regulations.

We are also required to obtain environmental and safety permits from various governmental authorities for our operations. Certain permits require periodic renewal or review of their conditions and we cannot predict whether we will be able to renew such permits or whether material changes in permit conditions will be imposed. Therefore, we may not have been, or may not at all times in the future be, in complete compliance with such laws, regulations and permits. In this regard, following a number of minor incidents in 2003, the EA have indicated that there will be increased scrutiny by them over us. The cost of complying with such laws, regulations and permits may also increase. Violations of these laws, regulations or permits could result in plant shutdowns, fines and/or litigation being commenced against us or other sanctions. Other liabilities under environmental laws, including clean-up of radioactive or hazardous substances, can be costly to discharge. Environmental liabilities or failure to comply with environmental laws could also lead to negative publicity and significant damage to our reputation.

While we cannot predict with any certainty the nature of developments in environmental regulation and control, we anticipate that the direction of future changes will be towards stricter controls. In view of the age and history of many sites we own or operate, we may incur liability in respect of sites that are found to be contaminated, together with increased costs of managing or cleaning up such sites. Site values could be affected and potential liabilities and clean-up costs may make disposal of potentially contaminated sites more difficult. It is possible that any clean-up costs would have an adverse effect on our business or our financial condition or results of operations.

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

Violations of economic or competition laws or regulations could result in the imposition of fines, the revocation of licenses to operate within the UK electricity market or the voiding of agreements.

The proximity of certain of our nuclear power stations to Magnox stations could result in potentially harmful materials in the ground migrating across the boundary onto our own sites. UK law currently provides that, unless we can provide adequate evidence to the contrary, any liability associated with such material under our sites would belong to us even though its initial occurrence there is beyond our control. Radiological contamination from neighboring Magnox plant may render one or more of our sites radioactive and could prevent its operation.

Each of Hunterston B, Dungeness B, Hinkley Point B and Sizewell B is located close to Magnox nuclear power stations owned by the NDA. Groundwater monitoring networks are now in place at Hunterston B, Dungeness B and Sizewell B that should allow the migration of potentially contaminating material from the neighboring sites to be identified. Although the need has been identified, an equivalent network has yet to be established at Hinkley Point B.

The statutory regime governing contaminated land in the UK provides, broadly, that if the person who is alleged to have caused a contaminated land liability cannot be identified, the land owner/occupier will be held liable for the costs of remedying the problem. Therefore, we cannot be certain that the costs of complying with this regime will not adversely affect our business or our operating or financial performance, as it may not always be possible to identify another operator as a responsible party.

We are involved in a dispute that if resolved or determined against our interests could adversely affect our profitability and our available cash.

On February 12, 2004, the consortium that purchased our 82.4 per cent. interest in Bruce Power LP and its 50 per cent. share in Huron Wind Limited Partnership (collectively “Bruce”) served a notice on us alleging a breach of certain warranties and representations relating to tax and to the condition of plant at the Bruce power station.

The tax claim relates to the treatment of expenditures at the Bruce plant during the period of our ownership which is currently under review by the Canadian tax authorities. While we have proposed a treatment that could result in a material tax rebate, the consortium claims that the allowance of the expenditures for that period would cause it to lose future deductions.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators including support plates through which boiler tubes pass. It is alleged that this erosion resulted in an extended outage at one unit at the plant in order to carry out repair works and loss of revenues and costs of approximately C$64.5 million. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or or result in expenditures for further repairs. We have rejected the foregoing claims and intend to defend them if they are pursued further. In accordance with accounting standards, no provision has been made in the financial statements at March 31, 2005 for either claim.

If the Bruce plant claim is resolved against us, it could have an adverse effect on our results of operation and our available cash.

We do not currently own the rights of support for the land under the Eggborough Power Station.

Eggborough does not enjoy a protected right of support. As a result, there is presently no restriction on coal mining taking place in circumstances whereby the stability of the Eggborough power station could be affected. We have tried, without success, to negotiate an acceptable pillar of support agreement with UK Coal Mining Limited (“UKC”) (the holders of a license from the Coal Authority to mine coal).

If UKC were to mine under or in proximity to the Eggborough power station in circumstances affecting its stability, then extensive liabilities would fall on UKC pursuant to the Coal Mining Subsidence Act 1991. Under this Act, the coal operator is required to carry out remedial works and/or make payments for the consequences of the mining damage.

We submitted an application to the Secretary of State for Trade and Industry (“Secretary of State”) pursuant to the Mines (Working Facilities and Support) Act 1966 for restrictions to be imposed on the working of minerals under part of land affecting Eggborough, and land adjacent to it as may be necessary to secure sufficient support. Our application was not successful. As a consequence, the stability of Eggborough may be adversely affected if UKC were to mine under or in proximity to it. If this were to occur, it may not be possible to continue the operation of Eggborough power station, or substantial repairs could be required, adversely affecting our financial condition.

Our right to use certain ash and water pipelines which benefit Gale Common ash disposal site near Eggborough and the Eggborough power station is not registered with the Land Registry and is based solely on statutory declarations. In the event that our right to use any part of these pipelines is successfully challenged, we would be unable to continue to benefit from them and the operation of Gale Common and Eggborough power station would be adversely affected.

Title to the use of much of the ash pipeline at Eggborough power station, the water pipeline from Gale Common to the River Aire and sections of the Eggborough cooling water pipes is not granted by deed nor referred to on the relevant registers at the Land Registry and is based solely on statutory declarations for a period from 1974 (in relation to the water pipelines) and from 1983 (in relation to the ash pipelines and cooling water pipes). The evidence contained in the statutory declarations will only be an effective step towards establishing title by long use provided that no contrary evidence comes to light which cannot be satisfactorily explained and no arguments are upheld based on lack of relevant knowledge of the existence of the pipelines by landowners. We cannot guarantee that we will be able to establish title by long use and therefore that if the pipelines were disconnected due to successful objections to their use by one or more of the affected landowners, the consequent interruption of the use of the pipelines, the need to obtain new rights and the work required to relocate them would not be detrimental to the operation of Eggborough power station.

In addition, title to the use of the remainder of the ash pipeline and of the cooling water pipes is based on the grant of licenses, many of which are terminable on notice of various lengths but frequently of six months or less. If they were terminated and the pipelines disconnected, the consequent interruption of the use of the pipelines, the need to obtain new rights and the work required to relocate them could be detrimental to the operation of Eggborough power station.

The cost of providing pensions benefits to employees is subject to changes in pension fund values, changing demographics and changes to pension legislation, and might have a material adverse effect on our financial results.

We operate two pension schemes that provide defined benefits to eligible members and beneficiaries. The actuarial valuations of the two pension schemes as at March 31, 2004 disclose funding deficiencies (on the actuarial bases used in the valuations) in the two schemes at that date of £375,800,000 and £8,800,000 respectively. The investment performance of our pension fund assets may have an adverse effect on our business. The cost of providing pension benefits could increase as a result of changes in pension fund asset values and changing demographics, including longer life expectancy of the schemes’ beneficiaries. We may be required to recognize a charge to our profit and loss account to the extent that the pension fund values are less than the total anticipated liability under the plan. In addition, we are required to contribute additional amounts to our pension funds to address any difference between pension fund values and accrued liabilities. We cannot assure you that such charges or payments will not have an adverse effect on our financial condition.

We have also granted the Secretary of State an option (the “Option Agreement”) to acquire our nuclear power stations in order to decommission them or extend their operating lives. The Option Agreement provides for, amongst other things, arrangements in respect of pensions of employees following the exercise of the option. This is a matter that is to be addressed at a date closer to the relevant nuclear power station’s scheduled closure date. It is not possible to say what, if any, effect the arrangements, when agreed, will have on our financial position.

A high proportion of our pension schemes’ investments are held in equities. One consequence of this investment policy, and the methodology and assumptions used for determining our pension schemes’ liabilities under FASB Standard No. 87, Employers’ Accounting for Pensions (“SFAS 87”), is that the difference between the market value of the fund’s assets and their SFAS 87 liabilities is expected to be volatile, resulting in potentially significant movements in the balance sheet position and the statement of total recognized gains or losses. The values of our pension schemes’ assets and liabilities are likely to be high in relation to our market capitalization and any UK GAAP adjustment equivalent to SFAS 87 could have a material impact on the level of distributable reserves under UK GAAP and therefore our ability to pay dividends.

Our inability to attract and retain senior management and employees who are highly qualified nuclear specialists could adversely affect our business

The success of our operations depends largely on our ability to attract and retain senior management and employees who are highly skilled in nuclear sciences, operating nuclear and fossil power plants and also individuals with a proven accounting background and strong commercial skills in trading within our sector. In addition, our internal restructuring and the implementation of PiP may require us to hire further additional staff. It should be noted that there is a limited pool of candidates with these credentials and competition amongst employers is intense. Some of the candidates may come from the international market, where total compensation payable to senior executives may be significantly higher than in the domestic market. We may not always be successful in hiring or retaining the best candidate. Inability to attract or retain the relevant people could have a significant impact on our ability to operate and could adversely affect our business.

We have a complex relationship with the Government documented by a number of detailed and structurally intricate agreements. These agreements may inhibit the way we operate our business. If this is the case, our financial results and performance may be adversely affected.

The arrangements we have entered into relating to the Restructuring, are complex and intricate, including the way in which we are classified by the Government and, in many cases, have yet to be tested. If these arrangements prove to be onerous in practice this may inhibit our ability to operate our plant effectively and/or to maximize opportunities for revenue generation and/or output enhancement. The complexity of the arrangements and the possibility that they may prove to be cumbersome may also affect the morale of our employees and their willingness or ability to develop innovative solutions.

Furthermore, the NLF cash sweep may inhibit us from pursuing opportunities to enhance the value of our asset base, for example, by undertaking technical evaluations and improvements in relation to lifetime extensions (for additional information on the NLF cash sweep see Item 4—Restructuring—The Nuclear Liabilities Fund).

Our business is affected by a number of restrictions which restrict our ability to develop new sources of income.

As a result of the compensatory measures undertaken in relation to the State Aid Approval (See Item 4—Restructuring—Approval of State Aid Approval) we undertook not to increase our existing operational nuclear generating capacity or fossil fuel generation capacity in the European Economic Area (“EEA”) and, not to acquire large scale registered hydro-electric generating capacity in the UK, prior to September 23, 2010. Furthermore, the arrangements we have entered into with the Government, details of which are described in the risk factor with the heading beginning: “The decision of the European Commission, that, so far as the Restructuring involves the grant of State Aid by the Government” prohibit us from making expenditure in certain circumstances without its consent. In addition, the restrictive covenants under the bonds issued in connection with the Restructuring (the “New Bonds”) and the receivables facility agreed with Barclays Bank plc on August 25, 2004 as subsequently amended and restated (the “Receivables Facility”) prohibit us from making, amongst other things, material acquisitions. These restrictions significantly limit our ability to develop new sources of income. See also the Risk Factor above: “If we do not find alternative sources of income as our power stations start to close we may not be able to recover our costs from sales revenue”.

Further information on the restrictions affecting the Eggborough power station is set out below in Risk Factor beginning: “As part of the Restructuring we entered into new agreements in relation to the Eggborough power station”.

Our levels of debt could adversely affect our financial condition or results of operations and prevent us from fulfilling our obligations under the New Bonds

Our total consolidated gross debt as of March 31, 2005 was £676 million which is to be repaid by 2022. This level of debt could have important consequences, for example, it could:

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our cash flow available to fund capital expenditures, working capital, research and development and other general corporate purposes;

•	place us at a competitive disadvantage compared to our competitors who may have less debt than we do;

•	limit our flexibility in planning for, or reacting to, changes to our industry;

•	increase our vulnerability, and reduce our flexibility to respond to general and industry-specific adverse economic conditions; and

•	affect our ability to borrow additional funds, increase the cost of any such borrowing and/or limit our ability to raise equity funding.

We require a significant amount of cash to make payments on the New Bonds and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.

Our ability to make payments on, and to refinance, our debt depends on our future operating performance and ability to generate sufficient cash subject to the collateral requirements under our trading arrangements. We are therefore dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these Risk Factors.

Historically, we have serviced our debt and met our other cash requirements with cash flows from operations and the refinancing of debt. Although we believe that our expected cash flows from operating activities, together with cash in hand and available borrowings, will be adequate to meet our anticipated liquidity and debt service needs, we cannot be sure that our business will generate sufficient cash flows from operating activities, or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including the New Bonds, or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities, capital expenditures and research and development;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, including the New Bonds, on or before maturity.

We may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms governing the New Bonds and certain agreements governing our decommissioning and other arrangements with the NLF (the “Nuclear Liabilities Agreements”), will limit our ability to pursue any of these alternatives. If we obtain additional debt financing, the related risks we now face will increase.

We are subject to restrictive covenants

The terms governing certain of our financing arrangements, in particular the New Bonds, the Receivables Facility and the Nuclear Liabilities Agreements contain certain provisions that restrict our ability and the ability of our subsidiaries to do, amongst other things, any of the following:

Make dividends, distributions, investments, and other restricted payments;

Enter into asset sales; and

Incur indebtedness, give guarantees or enter into lease-back transactions.

These limitations are subject to exceptions and qualifications that may be important. These restrictive covenants could adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests.

In addition to limiting our flexibility in operating our business, a breach of these covenants could cause a default under the terms of other financing agreements we may enter into or have entered into causing all the debt under those agreements to be accelerated. If this were to happen, it would adversely affect our financial condition and our ability to continue operating as a going concern.

The amount of insurance cover we are mandatorily required to maintain in relation to nuclear liabilities by virtue of the Nuclear Installations Act 1965 (the “NIA”) will increase significantly and there is no assurance that cover for nuclear liability for acts of terrorism will be available from the British Nuclear Pool of insurers (the “Nuclear Pool”) in future.

In early 2004 the Government signed an international treaty amending the existing international conventions dealing with third party liability in the field of nuclear energy with the effect that, amongst other things, the liability of nuclear operators for events involving nuclear material or ionizing radiation which cause damage or personal injury is likely to be increased to €700 million. Furthermore, the definition of nuclear damage is likely to be expanded to include, amongst other things, economic loss. It is likely that the NIA will be amended to increase the level of insurance cover we are required to maintain from the existing £140 million to €700 million. Whilst the Directors believe the insurance market will have sufficient capacity to offer cover for these increased limits, there is no assurance that such cover will be available when required nor that the cost of the insurance will increase in line with the increases in liability limit on a straight-line basis. Our insurers may also seek exclusions and/or higher levels of retention which may affect the ability to make a claim if required to do so.

Cover for nuclear liability by act of terrorism has been obtained for the year ended March 30, 2006 from the Nuclear Risk Insurers Limited. The limit for this cover and the right of recovery by insurers mirrors that under the NIA in respect of nuclear liability. In the period since the terrorist attacks in the World Trade Center in New York in 2001, insurers have remained cautious about offering terrorism cover for UK risks. As a result of this, Nuclear Risk Insurers Limited indicated that it would not provide cover for nuclear liability by act of terrorism without agreement from the Government that the Government would provide reinsurance cover. This arrangement is subject to annual review and has been forthcoming for the last three years. There is no assurance that the Government will be able to do so in the future.

As part of the Restructuring we entered into new agreements in relation to the Eggborough power station. These agreements place certain constraints on the funding of Eggborough and grant the bank syndicate which provided the project finance for Eggborough (the ”Eggborough Banks”) certain rights.

The Restructuring imposed certain constraints on the funding of Eggborough power station by the Group in the period from the Restructuring Effective Date until March 31, 2010 including: (i) specifying the operating and maintenance costs that may be met; and (ii) imposing an approximately £70 million cap (subject to certain de minimis exceptions) on capital investment (the “Relevant Cap”).

In the event that: (i) an operating and/or maintenance cost is not specified; or (ii) capital investment work over and above the Relevant Cap is required, such costs and/or investment will be treated as Restricted Payments (as defined in the terms and conditions of the New Bonds) under the New Bonds (as such costs and investment work would have to be funded by British Energy Power and Energy Trading Limited (“BEPET”) (one of our subsidiaries), which is a Restricted Subsidiary for the purposes of the New Bonds) unless the limitation on Restricted Payments in the New Bonds has been suspended (by reason of the New Bonds attaining an investment grade rating from Moody’s Investor Services and at least one other rating agency at the relevant time).

Post March 31, 2010, under the New Bonds any funding of Eggborough Power Limited (our subsidiary which owns Eggborough power station) (“EPL”) by the British Energy Group is limited to amounts: (i) required for EPL to operate and maintain Eggborough in accordance with the standards of a reasonable and prudent operator and comply with its obligations under an amended Credit Agreement (“the Amended Credit Agreement”) (and associated documentation) agreed with the Eggborough Banks and (ii) to fund capital expenditure, the primary purpose of which is the maintenance (including non-recurring maintenance) and/or repair of a capital nature at Eggborough.

Any additional funding in this period will be treated as Restricted Payments under the New Bonds unless the limitation on Restricted Payments in the New Bonds has been suspended (by reason of the New Bonds attaining an investment grade rating from Moody’s Investor Services and at least one other rating agency at the relevant time).

In addition, under an agreement relating to contributions made to the NLF by the British Energy Group (the “Contribution Agreement”) capital expenditure at Eggborough power station is limited to amounts the primary purpose of which is maintenance or repair or is otherwise required to enable output to continue at a level consistent with historical performance levels (unless our cash exceeds the thresholds set out in the Contribution Agreement).

Inability to meet operating and/or maintenance costs and/or to fund capital investment at Eggborough as a result of the restrictions described above may result in loss of output and could adversely affect our revenues and profitability.

As part of the Restructuring, certain options (the “Eggborough Options”) were granted to the Eggborough Banks. In addition, the Eggborough Banks will benefit from the security granted over the Eggborough power station (the “Eggborough Security”). As a result, the New British Energy Group may cease to own the shares in, or assets of EPL on: (A) where the Eggborough Options are enforced (i) March 31, 2010; or (ii) at any time prior to August 31, 2009, on or after the occurrence of an event of default that is continuing under the Amended Credit Agreement and/or (B) where the Eggborough Security is enforced, on or at any time after the occurrence of an event of default that is continuing under the Amended Credit Agreement.

The New Bonds, New Shares and Warrants are subject to restrictions on transfer.

Although our securities are listed on the United Kingdom Official List and traded on the London Stock Exchange, the securities are subject to certain restrictions on transfer in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”). New ordinary shares issued pursuant to the Creditors’ Scheme and new ordinary shares and warrants to subscribe for new ordinary shares within five years of the Restructuring issued pursuant to the Members’ Scheme (respectively “New Shares” and “Warrants”) were issued pursuant to an exemption from the registration requirements of the Securities Act pursuant to Section 3(a)(10) of the Securities Act. (For further information on the New Shares and Warrants the Creditors’ Scheme and the Members’ Scheme, see Item 4—Information on the Company—Restructuring—Principal Terms of the Restructuring). The New Shares issued upon exercise of the Warrants constitute “restricted securities” in the US and were not issued in the US. Furthermore, to the extent that a person receiving New Shares is deemed to be an affiliate (within the meaning of Rule 144 under the Securities Act) of the Company or British Energy, the New Shares they hold will be “restricted securities” and may be transferred in the United States only in accordance with the provisions of Rule 144, Rule 145 and Section 4(2) of the Securities Act or outside the United States pursuant to Regulation S under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. The New Bonds are also “restricted securities” and may be transferred in the United States only in accordance with the provisions of Rule 144, Rule 144A and Section 4(2) or outside the United States pursuant to Regulation S under the Securities Act or another applicable exemption from the registration requirements of the Securities Act and in accordance with the transfer restrictions of the New Bonds. It is the obligation of holders of the securities to ensure that sales of securities within the United States or other countries comply with applicable securities laws. The foregoing transfer restrictions could impact on the selling price of the securities and the ability of the holders of the securities to sell the securities.

The decision of the European Commission that, as far as the Restructuring involves the grant of State Aid by the Government, such aid is compatible with the Common Market and the objectives of the Euratom Treaty (the “State Aid Approval”) may be appealed against by certain interested third parties to the Courts of the European Union (the “EC Court”). If such an appeal is successful, it may result in the annulment of the whole or part of the State Aid Approval or the possible imposition of further conditions on the Group. Interested third parties may also seek an order from the EC Court for an order that the arrangements whereby the Government provides aid to the Group be suspended, provided that they can establish they have an interest in the case and that the suspension is urgent. Interested third parties may also complain to the European Commission or bring actions in the courts in England or Scotland that the Group or the Government are not complying with one or more of the conditions to the State Aid Approval. Any of these events could adversely affect our business or profitability.

The State Aid Approval may be appealed to the Court of First Instance of the European Communities (the “CFI”) by any interested third party provided that it can show that it is directly and individually concerned by the State Aid Approval. A party will be directly and individually concerned by the State Aid Approval, where it can show, for example, that its competitive position in the market was or may be adversely affected by it. An interested third party whose competitive position is not adversely affected by the State Aid Approval may also be able to show in other ways it is directly and individually concerned by the State Aid Approval. The government of another Member State may also appeal against the State Aid Approval to the CFI. In each case the application for the appeal must be filed within two months and ten days from either: (i) the date when the interested third party or the government of the Member State receives a full copy of the non-confidential version of the State Aid Approval from the European Commission; or (ii) from the date of the publication of the non-confidential version of the State Aid Approval in the Official Journal of the European Union, where the interested third party has not already received a copy of State Aid Approval directly from the European Commission. The deadline for an appeal under (i) has now expired. The non-confidential version of the decision was published on June 6, 2005 and therefore the deadline for any appeal under (ii) expires on August 16, 2005. An appeal to the CFI may result in the State Aid Approval being annulled in whole or in part on grounds of procedural or substantive issues. Any such appeal will be defended by the European Commission. The Government and we may intervene to support the European Commission in defending the State Aid Approval. The arguments raised by us and/or the Government must support the European Commission’s conclusions. The process that led to the State Aid Approval was conducted almost exclusively between the Government and the European Commission; we were not directly involved in it except to a limited extent. Nevertheless, we believe that the State Aid Approval should not be annulled in whole or part on appeal, but we cannot give an assurance that that is the case.

The applicant may also request the CFI to suspend in whole or in part the State Aid Approval or apply for other interim measures pending the outcome of the appeal. The CFI may make such orders with or without conditions attached, where the applicant can show that: (i) it has an interest in the State Aid Approval and, when the point is raised, that its application for the annulment of the State Aid Approval is not manifestly inadmissible; (ii) there is urgency to suspend the State Aid Approval so as to prevent the applicant suffering serious and irreparable damage (the applicant needing to show that the damage is foreseeable with a sufficient degree of probability and cannot ultimately be financially compensated); (iii) it has a prima facie case for the annulment of the State Aid Approval; and (iv) the balancing of the interests of the different parties calls for the State Aid Approval to be suspended or other measures to be imposed. In light of the above, we do not believe that any interested third party would succeed in suspending, or obtaining any other interim measures against the State Aid Approval.

A decision of the CFI can be appealed to the European Court of Justice (the “ECJ”) but only on points of law. In the event of an appeal against the State Aid Approval in the CFI or the ECJ being successful and the State Aid Approval being annulled in whole or in part, the European Commission would have to issue a new decision taking into account the judgment(s). The effect of a successful appeal, the details of any subsequent decision and the impact that it might have on our business’s profitability or financial position is impossible to predict.

An interested third party may also complain at any time to the European Commission that either the Government or we are in breach of any of the conditions imposed by the State Aid Approval. There can be no assurance that the European Commission may not, as a result of any investigation it makes into the complaint, order the recovery of any aid which has been unlawfully given as a result of a breach and/or modify the conditions of the State Aid Approval or impose additional ones.

An interested third party which can show sufficient interest (under English law) or both title and interest to sue (under Scottish law) can also bring an action in a court in the appropriate jurisdiction alleging that either the Government or we are in breach of any of the conditions imposed by the State Aid Approval. The court could decide to consult with the European Commission or to refer questions to the ECJ insofar as it considers them to be necessary to interpret or apply the provisions of the State Aid Approval that may be in dispute. There can be no assurance that the court would not order that the arrangements whereby the Government provides aid to the Group be suspended pending compliance with the State Aid Approval and the court could order any aid given in breach of the State Aid Approval to be recovered from the Group by the Government. However, we consider this to be unlikely in view of the fact that the court would have to consider the balance of convenience to the parties in the case as a whole and must have regard to the wider public interest which in this case would, in our view, be in favor of us.

Any such appeals or other procedures may have an adverse effect on the Group and our shareholders.

The State Aid Approval may restrict the amounts the Government may be permitted to pay to us in respect of our liabilities under certain historic spent fuel contracts and assumed by it under the Historic Liabilities Funding Agreement. This may, in the longer term, adversely affect our financial position.

The State Aid Approval provides that the Government is permitted to fund the payment of: (a) liabilities related to the cost of management of spent fuel loaded into our AGRs up until the Restructuring Effective Date (historic spent fuel), up to £2,185 million (which is calculated in real terms as at March 2003 in December 2002 money values); (b) the costs of certain other liabilities set out in the HLFA which are not however taken into account to calculate the £2,185 million cap; and (c) any shortfall of the NLF as regards the payment of liabilities related to our nuclear assets decommissioning and uncontracted liabilities. The State Aid Approval states that as soon as expenditure corresponding to: (i) the nuclear decommissioning and uncontracted liabilities referred to above; and (ii) the costs of the certain other liabilities set out in the HLFA referred to under (b) above, exceed £1,629 million (in December 2002 money values), the Government shall submit enhanced additional reports (on an annual basis) to the European Commission demonstrating that the Government payments are restricted to meeting these liabilities, and that proper steps have been taken to limit expenditure to the minimum necessary to meet those liabilities.

Article 4 of the State Aid Approval provides that for the purposes of computing the £2,185 million cap and the £1,629 million threshold in December 2002 money values, the Government shall use the reference and discount rate published by the European Commission for the UK updating this rate every five years.

The historic spent fuel contracts between BNFL and British Energy provided for contractual payments to be subject to adjustment based on the UK retail prices index (“RPI”). The Government therefore proposed to the European Commission that RPI, together with a fixed discount rate, be applied in calculating whether payments under the HLFA reach the £2,185 million cap in (December 2002 money values). The European Commission’s position, reflected in its decision, is that the reference and discount rate it sets for the UK from time to time should be used in calculating whether the cap is reached. There is a risk that applying the European Commission’s reference rate to payments made under the HLFA may result in a greater figure than the method proposed to the European Commission by the Government. If this were to occur, the Government’s obligation to pay amounts under the HLFA would be limited by the cap unless and until the State Aid Approval was modified.

Our trading contracts and certain of our other contracts may be subject to credit support obligations, such as the posting of collateral. We may have to post additional amounts of cash as collateral to support our trading activities, which could reduce the amount of cash available for other purposes or exceed our available cash resources.

In part because of our credit status, we need to maintain credit support arrangements in respect of our obligations under certain trading contracts by posting collateral to support our obligations under these agreements. In the case of a significant proportion of our contracts, the financial obligations to be covered by the alternative credit support are generally related to the prevailing wholesale price of electricity. During a period of rising market prices, the amount of collateral that we are required to post will generally increase. In periods of rising market prices, the increase in the level of collateral that we could be required to post may result in us having to reduce expenditures in other areas, including capital expenditures and could exceed our available cash resources.

Selected Financial Data

The following table sets forth selected consolidated financial and other data. We refer to the periods prior to Restructuring Effective Date as Predecessor Company and to the periods subsequent to that date as Successor Company. The balance sheet data as of March 31, 2001, 2002, 2003, 2004, as of January 14, 2005 and the statement of operations for the years ended March 31, 2001, 2002, 2003, 2004 and for the period from April 1, 2004 to January 14, 2005 for the Predecessor Company, and the balance sheet data as of March 31, 2005 and the statement of operations data for the period from January 15 to March 31, 2005 for the Successor Company are derived from our audited consolidated financial statements.

As a result of the completion of the Restructuring on January 14, 2005, our financial statements after than date are not comparable to our financial statement for prior periods because of the differences in the bases of accounting and the capital structure for the Predecessor Company and the Successor Company. Operating results for the period from April 1, 2004 to January 14, 2005 for the Predecessor Company and for the period from January 15 to March 31, 2005 for the Successor Company are not necessarily indicative of the results for the year ended March 31, 2005.

In February 2003 we disposed of our interest in Bruce and in December 2003 we sold our 50 per cent. interest in AmerGen Energy Company, a joint venture with Exelon Generation Company LLC (“Exelon”) which operated three nuclear power stations in the United States (“AmerGen”).

Loss and earnings per share (basic and diluted) and weighted average number of shares of the Predecessor Company reflect share amounts of our old ordinary shares. Following completion of the Restructuring a new capital structure is in place with effect from Restructuring Effective Date.

	Successor		Predecessor
	January 15, 2005 through March 31, 2005		April 1, 2004 through January 14, 2005		Year Ended March 31,
					2004		2003		2002(6)		2001(6)
									(Unaudited)		(Unaudited)
	(in £ millions, except earnings per share and per ADR(7) and weighted average number of ordinary shares)
Statement of Operations Data:
Operating revenues	482		1,222		1,516		1,528		1,701		2,124
Operating losses	(160)		(187)		(190)		(7,624)		N/A		N/A
(Loss)/income from continuing operations	(122)		(227)		(78)		(7,853)		(274)		(124)
Net (loss)/income	(122)		(226)		7,562		(7,800)		(343)		(124)
Pro forma net (loss)/income as if SFAS 143 has been applied effective April 1, 2001(1)	—		—		(4,660)		112		—		—

Basic and diluted (loss)/earnings per ordinary share
From continuing operations	(22	)p	(38	)p	(13	)p	(1,305	)p	(46	)p	(21	)p
From discontinued operations(2)	—		—		—		9	p	3	p	—
Cumulative effect of change in accounting principle	—		—		1,269	p	—		(14	)p	—

Net (loss)/income	(22	)p	(38	)p	1,256	p	(1,296	)p	(57	)p	(21	)p

Basic and diluted (loss)/earnings per ADR(2)
From continuing operations	—		(28,281	)p	(975	)p	(97,836	)p	(3,432	)p	(1,575	)p
From discontinued operations(3)	—		—				660	p	210	p	—
Cumulative effect of change in accounting principle	—		—		95,175	p	—		(1,080	)p	—

Net (loss)/income	—		(28,281	)p	94,200	p	(97,176	)p	(4,302	)p	(1,575	)p

Weighted average number of ordinary shares (millions)	561		602		602		602		598		597

Balance Sheet Data (at end of period):
Property, plant and equipment	3,923		1,158		1,128		997		8,259		8,082
Total assets	7,876		2,588		2,560		2,175		10,250		9,766
Other liabilities and long-term debt	(5,574)		(2,685)		(2,517)		(10,122)		(10,367)		(9,756)
Net assets (liabilities)	1,417		(1,739)		(1,469)		(9,230)		(1,145)		(736)
Shareholder’s equity (deficit)	1,417		(1,739)		(1,469)		(9,230)		(1,145)		(736)
Capital stock	56		370		370		370		370		370

Cash Flow Information:
Cash flow from operating activities	111		(98)		158		273		349		176
Cash flow from investing activities	31		(65)		(6)		(247)		(334)		52
Cash flow from financing activities	(25)		—		(7)		(165)		22		(39)

Other Financial Information:
Operating loss	(160)		(187)		(190)		(7,624)		N/A		N/A
Depreciation and amortization	73		87		101		300		N/A		N/A

EBITDA(4)(5)	(87)		(100)		(89)		(7,324)		N/A		N/A

(1)	We have calculated the proforma net (loss)/income as if SFAS 143 had been applied from April 1, 2001. We have not calculated the pro forma impact for any prior periods.
(2)	Calculated based on a ratio of 75 ordinary shares for one ADR. On March 18, 2003, we increased the ratio of four ordinary shares for one ADR to the current ratio of 75 ordinary shares for one ADR. Our ADRs were suspended in September 2004 and delisted in December 2004.
(3)	Revenue for discontinued operations which related to Bruce Power (our interest in which was sold on February 14, 2003) are set out on a 100 per cent. holding basis. Our share in Bruce Power was 82.4 per cent. prior to the disposal.
(4)	In the year ended March 31, 2003, we incurred an impairment charge of £6,680 million in connection with property plant and equipment.
(5)	EBITDA represents earnings before interest, taxes, depreciation, and amortization and is not a GAAP measure in the United States and should not be considered in isolation or as a substitute for, or as an alternative to, net income, operating income, cash flow from operations, other cash flow data or any other performance measures prepared in accordance with US GAAP. The following table provides a reconciliation of EBITDA to cashflows from operating activities.

	Successor	Predecessor
	January 15, 2005 through March 31, 2005	April 1, 2004 through January 14, 2005	Year Ended March 31,
			2004	2003	2002(6)	2001(6)
	(in £ millions)				(Unaudited)
EBITDA	(87)	(100)	(89)	(7,324)	N/A	N/A
Share of profit on joint venture and business disposals	—	1	(149)	78	N/A	N/A
Other non cash movements	187	(38)	208	6,798	N/A	N/A
Other income/expense adjustments to operating cash flows	46	(9)	111	(292)	N/A	N/A
Movements in provisions for liabilities and charges	26	232	136	245	N/A	N/A
Working capital	(61)	(184)	(59)	768	N/A	N/A

Cash flow from operating activities	111	(98)	158	273	N/A	N/A

For additional information regarding the use of EBITDA, see “Presentation of Financial and Other Data—Non-GAAP Financial Measures—EBITDA.”

(6)	In the years ended March 31, 2002 and 2001, we prepared our accounts on a UK GAAP basis and only reconciled Net Income/Loss and Shareholders’ Equity to US GAAP. As such, certain information is not available on a US GAAP basis and has been denoted with “N/A”.
(7)	American Depositary Receipt of BE Ltd.

Dividends

The Board of Directors of BE Ltd did not declare any dividends for the years ended March 31, 2003, 2004 or 2005. In prior fiscal years, we paid interim and final dividends in January and July respectively. We do not anticipate declaring dividends in respect of the financial year ending March 31, 2006. (See “Item 4. Information about the Company—Restructuring”). The following table sets out the dividends paid on ordinary shares and ADRs in respect of the past five fiscal years, excluding any associated UK tax credit in respect of such dividends.

	Year ended March 31,
	2005	2004	2003	2002	2001
	(in pence)
Pence per ordinary share(1)
Interim	—	—	—	2.7	2.7
Final	—	—	—	5.3	5.3

Total	—	—	—	8.0	8.0

	Year ended March 31,
	2005	2004	2003	2002	2001
	(in dollars)
US dollar per ADR:(1)(2)(3)(4)
Interim	—	—	—	3.00	3.00
Final	—	—	—	5.63	5.63

Total	—	—	—	8.63	8.63

(1)	References to ordinary shares in this table are to ordinary shares in BE Ltd. For more information see Item 4—Information On The Company—Restructuring. Dividends per share and per ADR exclude any associated UK tax credit available to certain holders of ordinary shares and ADRs. Dividends paid by the Depositary in respect of ADRs are paid in US dollars based on a market rate of exchange that differs from the Noon Buying Rate.
(2)	Calculated on a ratio of 75 ordinary shares for one ADR.

(3)	Dividends have been translated from pounds sterling into US dollars, solely for the convenience of the reader at the Noon Buying Rate in effect at the date of payment.
(4)	BE Ltd’s ADRs were suspended from trading on the New York Stock Exchange (“NYSE”) on September 28, 2004 and were subsequently permanently delisted in December 2004.

Exchange Rates

Dividends have been paid in pounds sterling. Exchange rate fluctuations have affected the US dollar amounts received by owners of the ADRs on conversion by the Depositary of such cash dividends. In addition, fluctuations in the exchange rate between pounds sterling and US dollars affected the US equivalent of the quoted pounds sterling price of ordinary shares on the Daily Official List of the London Stock Exchange.

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

Year ended December 31,	High	Low	Average(1)	Period
2000	$1.68	$1.55	$1.62	$1.60
2001	$1.65	$1.40	$1.50	$1.50
2002	$1.50	$1.37	$1.44	$1.45
2003	$1.78	$1.55	$1.64	$1.78
2004	$1.95	$1.75	$1.84	$1.92

Month 2005	High	Low
January	$1.91	$1.86
February	$1.86	$1.92
March	$1.93	$1.87
April	$1.92	$1.87
May	$1.90	$1.82
June	$1.80	$1.84
July (through July 22, 2005)	$1.78	$1.73

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period

Except as we specify otherwise, we converted exchange rate translations in this annual report at the rates in effect on March 31, 2005, which correspond to the rates we used to prepare our consolidated financial statements.

ITEM 4.    INFORMATION ON THE COMPANY

OVERVIEW

We are a company incorporated in Scotland under the Companies Act. Our date of incorporation was July 2, 2004.

Our principal activities are the generation, sale and trading of electricity all of which we consider as one reporting segment. We are the UK’s largest generator of electricity, producing around one fifth of the UK’s electricity requirement and employing approximately 5,400 staff. We own and operate eight nuclear power stations and one coal-fired power station in the UK. Of our nuclear power stations, seven are AGR power stations (Dungeness B, Hartlepool, Heysham 1, Heysham 2, Hunterston B, Hinkley Point B and Torness) and the eighth (Sizewell B) is our sole PWR power station. Our nuclear power stations have a combined capacity of approximately 9,600 MW. Eggborough, our coal-fired power station in Yorkshire has capacity of approximately 2,000 MW. During the year ended March 31, 2005, our power stations produced total output of 67.4 TWh, which was comprised of output of 59.8 TWh from our nuclear power stations and 7.6 TWh from Eggborough power station. British Energy Power and Energy Trading Limited (“BEPET”), one of our subsidiaries arranges the balancing of our electricity generation and supply. Our direct supply business is one of the largest suppliers of electricity to the UK’s industrial and commercial sector.

We generated revenue of £482 million during the period from January 15 to March 31, 2005 and £1,222 million for the period from April 1, 2004 to January 14, 2005 resulting in operating losses of £160 million and £187 million, respectively. During the year ended March 31, 2004, we generated revenue of £1,516 million, resulting in an operating loss of £190 million. For the year ended March 31, 2003, we generated revenue of £1,528 million and an operating loss of £7,624 million which includes impairment charges of £6,680 million.

We use a variety of routes to market in the UK, including direct sales to industrial and commercial customers contracting in the wholesale market, together with sales of balancing and ancillary services to the National Grid Company (“National Grid”). For a description of our sales activities see the paragraph below headed “Electricity Sales”. Our business is subject to a high degree of regulation in a number of areas, including nuclear and industrial safety, electricity generation, trading and supply, and the environment. For a description of our regulatory environment, see the paragraph below headed “Regulation”.

For discussion of significant customers, refer to Note 17 of our consolidated financial statements.

For information and discussion on significant divestments, see Item 5—“Operating and Financial Review and Prospects”.

HISTORICAL EVENTS

BE Ltd was privatized by the UK Government in July 1996. As well as operating our nuclear power stations in the UK it subsequently acquired Eggborough power station in England in 2000, and, through AmerGen, an interest in three US nuclear plants. Through Bruce Power LP, in which we held a 82.4 per cent. interest, we also leased the Bruce A and B nuclear power stations in Ontario, Canada. Following BE Ltd’s announcement of September 5, 2002 we implemented a financial restructuring—see below under the heading “Restructuring”.

ORGANISATIONAL STRUCTURE

The diagram below illustrates our organizational structure.

RESTRUCTURING

The financial restructuring (the “Restructuring”), as further described below was completed on January 14, 2005, (sometimes also referred to as the “Restructuring Effective Date”) and our shares commenced trading on the London Stock Exchange on January 17, 2005 (“Admission”). The background to, and implementation of the Restructuring is described below.

Background to the Restructuring

On September 5, 2002, we announced that we had initiated discussions with the Government with a view to seeking immediate financial support and to implement a longer-term financial restructuring in the face of:

•	the failure of our negotiations with BNFL which had been initiated by us to link prices paid under our fuel contracts with BNFL to wholesale electricity prices, with the aim of reducing the proportion of our costs which were fixed; and

•	our Board’s review of the longer term prospects of the Group.

These discussions with the Government resulted in the Government providing the Group with a credit facility intended to provide working capital to meet the Group’s immediate requirements and to allow us to stabilize our trading position. This facility ceased to be available for drawings following the issue of State Aid approval on September 22, 2004.

On November 28, 2002 when we announced that we had agreed certain restructuring principles with Government, we highlighted some of the commercial and structural factors which had caused or compounded our financial difficulties, some of which the Restructuring has sought to address. These are set out below:

•	our nuclear fleet in the UK had high fixed costs of production when compared with other generators of electricity (including the costs of supplies and services under our contracts with

BNFL); as a merchant generator with no retail supply business we were (and remain) heavily exposed to declines in wholesale electricity prices. Significant contracts for direct sales to industrial and commercial customers were closely linked to the wholesale electricity price which meant the business was unable to withstand the significant reduction in wholesale electricity prices which fell by over 35 per cent. over the two years to September 2002. The exposure to declines in electricity prices is now partially hedged within certain parameters by the contracts described below under the paragraph headed: New BNFL Contracts (although at current wholesale electricity price levels we are now making additional payments to BNFL as provided for in the New BNFL Contracts);

•	our wholesale electricity price exposure at the time was exacerbated by a power purchase agreement and two contracts for differences which magnified our exposure to baseload electricity prices. The claims of the counterparties to these arrangements were compromised pursuant to the Restructuring in exchange for New Shares and New Bonds;

•	we have an obligation under our nuclear site licenses to decommission our nuclear power stations at the end of their useful lives. These liabilities were estimated to have a net present value (“NPV”) of £1.3 billion as at March 31, 2005. Certain of the decommissioning liabilities were covered by the Nuclear Generation Decommissioning Fund Limited (“NDF”) to which we contributed. However, there was no certainty that this fund, at the level of contributions we were making, would be sufficient to cover all of the liabilities to which it related. This uncertainty has been substantially mitigated by the new arrangements with the Secretary of State described below under the paragraph headed: The Nuclear Liabilities Fund which became effective upon the Restructuring Effective Date;

•	our operations generate liabilities in respect of nuclear fuel and waste estimated at £2.3 billion for discounted contracted liabilities and £0.8 billion for discounted uncontracted liabilities (in each case as at March 31, 2005). Some of these liabilities were covered by long term contracts with BNFL, with the balance remaining uncontracted. These uncontracted liabilities were long term in nature and therefore subject to uncertainty. There was no guarantee that our business would generate sufficient funds to cover these contracted and uncontracted liabilities. This uncertainty has been substantially mitigated by the New BNFL Contracts and the new arrangements with the Secretary of State described below in the paragraphs headed: New BNFL Contracts and The Nuclear Liabilities Fund;

•	Eggborough power station, which we acquired out of Group funds in March 2000, also suffered from the reduction in wholesale electricity prices through 2001 and 2002 and the narrowing differential between winter and summer prices. The acquisition was refinanced with a project finance loan on July 13, 2000 and it was difficult for us to fund the repayments required. The debt owed to the providers of the project finance loan was compromised under the terms of the Restructuring in exchange for, amongst other things: (i) New Shares; (ii) New Bonds; (iii) payments under an amended and restated version of the project finance loan made on substantially the same terms as the New Bonds (such that the proportion of our debt secured on the Eggborough power station will represent a significantly smaller part of our overall indebtedness); and (iv) options to purchase the shares in, or assets of, EPL on March 31, 2010 or, prior to August 31, 2009, at any time on or after the occurrence of an event of default under the amended and restated project finance loan that is continuing (the lenders have the right to assign and/ or transfer all (but not part) of their rights under those options, subject to a pre-emption right in favor of the Group);

•	we had investments in the US and Canada but these had not yet generated dividends and, in the case of Canada, required significant investment. As a result, they had stretched our financial resources. These assets have been disposed of; and

•	as at September 30, 2002, the Group had indebtedness of £1,050 million (including £490 million in connection with the Eggborough power station and approximately £408 million of unsecured existing bonds) with significant debt repayment obligations to be made in cash and, as a result of the loss of our investment grade rating in September 2002, our cash requirements increased significantly to meet the collateral requirements of trading counterparties.

The restructuring principles agreed with the Government in November 2002 formed the basis for the Restructuring and required, amongst other things, that we enter into a binding restructuring agreement with our creditors by September 30, 2003. Accordingly, on October 1, 2003, we announced that we had entered into binding agreements setting out the terms of the proposed Restructuring with certain key creditors (the “Creditor Restructuring Agreement”), and the Secretary of State (the “Government Restructuring Agreement”). These agreements set out the principal terms of the Restructuring and the circumstances in which the Secretary of State would support the Restructuring.

Principal terms of the Restructuring

The Creditor Restructuring Agreement dated as of September 30, 2003 was entered into by BE Ltd, certain other British Energy Group companies, Enron Capital & Trade Europe Finance LLC (“ECTEF”), Teesside Power Limited (“TPL”), Total Gas & Power Limited (“Total”), (Total, TPL and ECTEF collectively, the “Significant Creditors”), The Royal Bank of Scotland plc (“RBS”), the members of the ad hoc committee of holders of our then outstanding guaranteed bonds (the “Old Bonds”, “Bondholders” and the “ad hoc committee” respectively) and BNFL. By October 31, 2003, Bondholders, representing, in aggregate with RBS, 88.8 per cent. of the combined amount owing to Bondholders and RBS, had also entered into the Creditor Restructuring Agreement, along with all the lenders and swap providers in the syndicate of Eggborough Banks (each an “Eggborough Bank”).

The Government Restructuring Agreement was entered into by BE Ltd, certain other British Energy Group companies, the Secretary of State, the NDF (subsequently enlarged into and renamed the Nuclear Liabilities Fund Limited or NLF) and the Trustees of the Nuclear Trust on October 1, 2003. This Agreement set out the circumstances in which the Secretary of State would support the Restructuring and the agreements to be entered into with the British Energy Group and, in certain cases, the NLF, which gave effect to the proposals for the funding of certain of the Group’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and certain contracted liabilities for historic spent fuel (namely, spent fuel arising from fuel loaded into our AGRs prior to the “Effective Date” (being the date immediately following the day on which the conditions to the effectiveness of the New BNFL Contracts were satisfied or waived)) described under the paragraph headed: The Nuclear Liabilities Fund.

The Restructuring involved the Bondholders, the Eggborough Banks, RBS and the Significant Creditors compromising their claims against the British Energy Group in exchange for, amongst other things, the issue to those creditors of New Bonds of British Energy Holdings plc (“Holdings plc”) and New Shares of the Company. As a part of the implementation of the Restructuring, the Bondholders and RBS compromised their claims through a Court-approved scheme of arrangement under section 425 of the Companies Act (the “Creditors’ Scheme”). The Significant Creditors extinguished all, and the Eggborough Banks extinguished part, of their claims against the British Energy Group pursuant to the various arrangements under the Creditor Restructuring Agreement and related documents.

In order to implement the Restructuring, BE Ltd cancelled its ordinary shares and A shares, and became a wholly-owned subsidiary of Holdings plc by means of a Court-approved scheme of arrangement under section 425 of the Companies Act (the “Members’ Scheme”) which required the approval of BE Ltd shareholders. BE Ltd obtained the approval of its ordinary and A share shareholders at an extraordinary general meeting held on December 22, 2004, and the sanction of the Court on January 14, 2005.

As a result of the approval of the Members’ Scheme, and subject to certain restrictions relating to non-United Kingdom shareholders, shareholders in BE Ltd were entitled to receive New Shares and

Warrants. Shareholders who completed and returned the relevant form(s) of Election (“Shareholder Election”) were entitled to receive:

for every 50 Ordinary Shares	1.0 New Share and 2.1 Warrants

for every 50 A Shares	1.0 New Share and 2.1 Warrants

in respect of BE Ltd shares held at 6.00 pm (Greenwich Mean Time) on January 13, 2005.

If a shareholder did not make a valid shareholder election, the relevant New Shares and Warrants were sold in the market at the best price reasonably obtainable in the market and the net proceeds were remitted to the relevant shareholder. The average price for the New Shares and Warrants sold in this way was £2.55 for New Shares and £1.62 for the Warrants.

The New Shares are ordinary shares in the Company having the rights attaching to them which are set out in the summary of the articles of association of the Company in Item 10—Additional Information.

For the purposes of the allocation of the New Bonds and New Shares among creditors pursuant to the terms of the Restructuring, it was agreed that creditor claims, or, in the case of the Eggborough Banks, their unsecured claims, would be treated as having the following values:

Creditors as at October 1, 2003	Claim amount (approx.)
(£m)
Bondholders	£407.9
RBS	£37.5
Eggborough Banks	£210.0
TPL	£159.0
Total	£85.0
ECTEF	£72.0

BE Ltd and the other parties to the Creditor Restructuring Agreement agreed the allocation of the New Bonds and New Shares to be issued pursuant to the Restructuring in respect of unsecured claims based upon the claim amounts set out above, and taking into account a number of factors, including the identity of the relevant debtor and the amounts owed between British Energy and its principal subsidiaries. The allocation of New Bonds and New Shares to creditors and BE Ltd shareholders was as follows.

Name of Shareholder in British Energy Group plc

(including Creditors and their respective allocations at Restructuring)(1)

	New Shares		New Bonds (to Creditors only)(2) (£ in m, approx.)
	No. of Shares (in m, approx.)	% of issued share capital(4)
Bondholders	286.1	51.0	154.0
RBS	26.2	4.7	14.2
TPL	78.8	14.0	43.5
Total	42.1	7.5	23.3
ECTEF	37.2	6.6	20.0
Eggborough Banks	76.6	13.7	20.0	(3)
BE Ltd Shareholders	14.0	2.5	0.0
TOTAL	561.0	100.0	275.0

(1)	TPL, Total and ECTEF later assigned certain of their respective interests under the Creditor Restructuring Agreement and their respective claims against the British Energy Group to Deutsche Bank AG London (“Deutsche Bank”) which, consequently, became a Significant Creditor. We are aware that a proportion of these interests may subsequently have been sub-participated to third parties. Furthermore, RBS subsequently assigned its interest as a creditor under the Creditors’ Scheme to Deutsche Bank.
(2)	In addition, the NLF received £275 million of New Bonds and a right to receive the NLF Cash Sweep Payment together with further amounts payable under the Contribution Agreement (see Item 4—Restructuring—The Nuclear Liabilities Fund).
(3)	Excludes £150 million bond-equivalent payments through the Amended Credit Agreement (see item 4—Restructuring—Eggborough Arrangements).
(4)	Percentage of issued share capital immediately following Admission excluding the impact of the NLF Cash Sweep Payment, the Warrants and Employee Options. Citigroup Global Markets Limited acted as sponsor and financial adviser for the listing of our New Shares and New Bonds.

The further principal elements of the Restructuring were as follows:

Eggborough Arrangements

•	The Eggborough Banks, as creditors with the benefit of a letter of credit issued by RBS (the “RBS Letter of Credit”) and security over, amongst other things, the shares in, and assets of, EPL were repaid approximately £37.5 million pursuant to the RBS Letter of Credit and replaced the balance of their existing secured and unsecured claims with a right to receive £150 million under the Amended Credit Agreement on substantially the same payment terms as the New Bonds, together with £20 million of New Bonds issued by Holdings plc, and 13.7 per cent. of the New Shares in the Company.

•	In addition, the Eggborough Banks were granted: (i) options exercisable at any time prior to August 31, 2009 under which they may acquire the shares in, or assets of, EPL on March 31, 2010 in consideration for, amongst other things, £104 million (subject to certain adjustments depending on the condition of the Eggborough power station on March 31, 2010) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL at any time prior to August 31, 2009, on or after the occurrence of an event of default under the Amended Credit Agreement that is continuing in consideration for a fee (which varies depending on the type of event of default) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time (each an “Eggborough Option”). The Eggborough Banks are entitled to assign and/or transfer all (but not part only) of their rights under the Eggborough Options to a third party, subject to a pre-emption right in favor of the British Energy Group under which a member of the British Energy Group may purchase such rights at 105 per cent. of the price offered by the relevant third party. The Eggborough Banks continue to benefit from the security they previously held and certain new security which secures, amongst other things, the Eggborough Banks’ rights under the Amended Credit Agreement and the Eggborough Options. As a result, on and at any time after the occurrence of an event of default under the Amended Credit Agreement that is continuing, the Eggborough Banks shall have the right to:

(i)	prior to August 31, 2009, exercise an Eggborough Option or enforce their security referred to above; or

(ii)	on or post August 31, 2009, enforce their security.

EPL’s payments under the Amended Credit Agreement are funded by the British Energy Group and consequently the recovery of the Eggborough Banks on enforcement of their security should effectively equal the outstandings under the Amended Credit Agreement at the relevant time even in circumstances where the shares in, or assets of, EPL are worth less than such outstandings.

If the Eggborough Banks were to give notice of their intention to exercise an Eggborough Option, we would seek alternative ways of performing the services that the Eggborough power station provides, either through entering into contracts with third parties or by purchasing an equivalent power station. We would also seek to mitigate our trading risks by adopting a revised trading strategy.

The Nuclear Liabilities Fund

Under arrangements with the Secretary of State entered into on January 14, 2005, the former NDF was enlarged into and renamed the NLF which will fund, subject to certain exceptions, the British Energy Group’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs. The Secretary of State has agreed to fund: (i) qualifying uncontracted nuclear liabilities and qualifying decommissioning costs to the extent they exceed the assets of the NLF; and (ii) subject to certain exceptions, contracted liabilities for historic spent fuel. As at March 31, 2005, the market value of the NLF was £782 million. To the extent there is any surplus in the NLF, this amount will be paid to the Secretary of State. The British Energy Group is responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. Our obligations under these arrangements with the Secretary of State are guaranteed by certain members of the British Energy Group.

In consideration for the assumption of these liabilities by the Secretary of State and the NLF, Holdings plc issued £275 million in New Bonds to the NLF. The British Energy Group will make various ongoing payments to the NLF including an annual contribution initially equal to 65 per cent. of the British Energy Group’s adjusted net cash flow (calculated on the basis set out in the summary of the Contribution Agreement in Item 10—Additional Information—Material Contracts (the “NLF Cash Sweep Payment”)). This percentage may be adjusted for certain corporate actions but may never exceed 65 per cent. The British Energy Group also make the following payments to the NLF: (i) fixed decommissioning contributions equal to £20 million per annum (stated in March 2003 money values and indexed to RPI but tapering off as the nuclear power stations are currently scheduled to close); and (ii) £150,000 (stated in March 2003 money values and indexed to RPI) for every tonne of uranium in PWR fuel loaded into the Sizewell B reactor after the Restructuring Effective Date.

The NLF has the right from time to time to convert all or part of the NLF Cash Sweep Payment into Convertible Shares (the NLF Conversion Right). On a full conversion, the NLF would hold up to 65 per cent. of the thereby enlarged equity share capital of the Company. However, the terms of the Convertible Shares include a limit on the voting rights attaching to such shares equal to the maximum amount which can be held by the NLF without triggering a mandatory offer under the United Kingdom Takeover Panel’s City Code on Takeovers and Mergers, being currently 29.9 per cent. of the voting rights of the Company (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares of the Company held or acquired by any person acting in concert with the NLF). This voting restriction applies for so long as the Convertible Shares are held by the NLF. The Convertible Shares will convert automatically into ordinary shares in the Company on transfer to a third party but are not convertible at the election of the NLF prior to such transfer.

There are restrictions under the terms of the Contribution Agreement on the manner in which the NLF may exercise the NLF Conversion Right or dispose of any of the shares arising on such exercise.

In November 2004, the Secretary of State confirmed that she had no intention to direct the NLF to exercise the NLF Conversion Right but reserved the right to do so. We understand that the Secretary of State intends to ensure that prior to the giving of any direction to the NLF to exercise the NLF Conversion Right or to dispose of the shares issued pursuant to such exercise, the Secretary of State (and/or the NLF at his direction) would take financial advice and would take such advice as to the market impact of the conversion or disposal (including the desirability of avoiding multiple sales of small amounts of shares). The Secretary of State also (a) agreed for a period of six months following Restructuring not to direct the NLF to exercise the NLF Conversion Right or to dispose of any shares in the Company and (b) confirmed there was no current intention to direct the NLF to exercise the NLF Conversion Right following the expiry of that six month period. This period expired on July 14, 2005 and the Government keeps all aspects of its financial interest in British Energy under regular review.

The Secretary of State has an option to acquire for £1 each nuclear power station and related station assets (subject to certain exclusions) for the purpose of decommissioning or continuing the operation of those nuclear power stations beyond the date of closure of those stations assumed by the Group (which date will include any changes to such dates in our financial statements following the extension of current station lifetimes). An option to continue to operate a nuclear power station may (unless the British Energy Group has given notice that it will close the station early) only be exercised at any time up to and including the date which is two years before the scheduled closure date of the station but transfer of the station pursuant to the exercise of the option cannot complete until the scheduled closure date of the station, at the earliest. The Secretary of State also had an option to acquire the Group’s interests in United Kingdom Nirex Limited (“Nirex”) which it did not exercise, but acquired Nirex from all its shareholders, including our interest, on April 1, 2005 under different arrangements.

New BNFL Contracts

On March 31, 2003 and May 16, 2003 respectively, we exchanged contracts with BNFL covering front end (i.e. fuel preparation before it enters the reactor) and back end (i.e. handling, storage and ultimate disposal of spent fuel) AGR fuel services required to give effect to the Restructuring. The amendments (set out in deeds of amendment agreed in March 2003 (the “March 2003 Deeds of Amendment”) to the front end contracts (the “Existing AGR Fuel Supply Agreements”) became effective on April 1, 2003 but, with the exception of the new arrangements for the supply of uranics to British Energy Generation Limited (“BEG”) (our licensed nuclear generating subsidiary), could have been terminated if the Restructuring had not been completed. The new front end post 2006 contracts (the “Post 2006 AGR Fuel Supply Agreements”) were conditional upon completion of the Restructuring. The amendments to the previous back end fuel services arrangements (the “BNFL Historic Contracts”) and the new back end fuel services arrangements (in respect of fuel loaded into our AGRs after the Restructuring Effective Date (“New Spent Fuel”), (“New Spent Fuel Agreements”) were also conditional upon completion of the Restructuring and became effective on the Restructuring Effective Date.

The principal payment terms of the Existing AGR Fuel Supply Agreements (as amended by the March 2003 Deeds of Amendment) and the Post 2006 AGR Fuel Supply Agreements are as follows:

(i)	a payment of £28.5 million fixed per annum until March 31, 2006, but discounted on a linear basis in accordance with the market baseload price of electricity to a minimum payment of £13.5 million per annum at a market price of £15.0 per MWh. The fixed starting price falls to £25.5 million thereafter and is also subject to the discounting mechanism; and

(ii)	a payment of £191,000 per tonne of uranium in AGR fuel delivered.

With respect to the New Spent Fuel Agreements we are required to pay:

(i)	a payment of £150,000 per tonne of uranium in AGR fuel, payable on loading of such New Spent Fuel into one of our AGRs;

(ii)	a rebate/surcharge against the payment mentioned in (i) above equivalent to 50 per cent. of the difference between the market baseload price of electricity in a year and £16.0 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price of electricity used in the calculation will not be less than £14.8 and not more than £19.0 per MWh; and

(iii)	if the market baseload price of electricity exceeds £19.0 per MWh, a surcharge against that payment equivalent to 25 per cent. of the difference between the market base load price of electricity in a year and £19.0 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price of electricity used in that calculation will not be less than £19.0 and not more than £21.0 per MWh.

Unlike under our previous arrangements with BNFL, whereby we retain title to and therefore remain responsible for the ultimate disposal of our spent fuel, and which will still apply to the Historic Fuel Agreements (under which BNFL provide spent fuel management services although the costs of disposal will be covered under the provisions of the Nuclear Liabilities Agreements), BNFL will assume title to New Spent Fuel on delivery to BNFL from our AGR power stations.

All of the above monetary amounts (for AGR fuel supply and the New Spent Fuel Agreements) are stated in July 2002 and 2002/2003 money values and are indexed to RPI.

The pricing provisions in the New BNFL Contracts highlighted above are intended to enable us to reduce the proportion of our fuel costs which are fixed by providing for a discount when the market baseload price of electricity is below a specified amount and a surcharge when above this amount. As electricity prices have risen substantially since October 2003, we are now making additional payments to BNFL under the new arrangements for spent fuel management in the form of the surcharge referred to above. This will continue for so long as electricity prices remain above £16.0 per MWh (in 2002/2003 money values and indexed to RPI).

Sale of our interests in Bruce Power and AmerGen.

On February 14, 2003 we announced that we had completed the disposal of our 82.4 per cent. interest in Bruce Power LP to a consortium for C$627 million, subject to a possible additional sum contingent on the restart of two of the reactor units sold. In this regard we have received a payment of C$30 million and may be entitled to additional sums. On February 12, 2004, we received a notice of claim under the master purchase agreement alleging breach of certain warranties and representations relating to tax and the condition of plant. Further information on this claim is set out in Item 4—Legal Proceedings.

In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100 million was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the “Trust Agreement”) entered into on the same date. Had the first unit restarted by June 15, 2003, C$50 million would have been released to British Energy and an additional C$50 million would have been released to British Energy had the second unit restarted by August 1, 2003. An amount of C$5 million was to be deducted from the C$50 million payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The Group received C$20 million on March 22, 2004 and C$10 million on May 25, 2004 in partial consideration under the Trust Agreement. British Energy commenced arbitration proceedings in Ontario against the Ontario Provincial Government (“the Province”) in December 2004 seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Units 3 and 4 restarted earlier than the dates claimed by the Province. No additional amounts appear on our balance sheet at March 31, 2005 because of uncertainties regarding their realization. The amounts recoverable (if any) in respect of the restarted units will be substantially lower than the maximum C$100 million but the amounts and timing of the payments have still to be confirmed.

On December 23, 2003 we completed the disposal of our 50 per cent. interest in AmerGen to Exelon for US$277 million, subject to adjustment. These adjustments resulted in an agreed settlement of working capital adjustments primarily relating to the value of nuclear fuel and tax, with $9.5 million being payable to Exelon in two equal installments in February and September 2005.

Conditions to the implementation of the Restructuring

The implementation of the Restructuring was subject to three stages of conditionality, namely:

•	conditions which needed to be satisfied prior to the proposal of the Creditors’ Scheme and the Members’ Scheme to the trustees of the Old Bonds (the “Old Bond Trustees”) and RBS and BE Ltd shareholders, respectively (the “Initial Conditions”);

•	subsequent to the satisfaction of the Initial Conditions, conditions which needed to be satisfied before the Creditors’ Order and, following the approval of the Members’ Scheme, the Members’ Order, were filed with the relevant authority for registration (the “Filing Conditions”); and

•	finally, the Creditors’ Scheme and the Members’ Scheme becoming Effective (the “Restructuring Condition”).

On September 24, 2004, the Secretary of State received the State Aid Approval. On October 12, 2004, we announced that the other Initial Conditions to the implementation of the Restructuring had been satisfied. In relation to the Filing Conditions, the Restructuring was conditional on, amongst other things, the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the British Energy Group (including for this purpose the Company and Holdings plc) would not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State was satisfied had been committed and would continue to be available when required). The Filing Conditions and the Restructuring Condition were both satisfied on January 14, 2005.

State Aid Restrictions on our ability to operate

The European Commission has confirmed that the giving of State Aid in connection with the Restructuring is compatible with the Common Market. As part of the State Aid Approval, we have been required to agree to certain measures and conditions with the Government which will govern our business (“Compensatory Measures”).

The key Compensatory Measures are:

•	not, until September 23, 2010, to own or acquire any rights of control over:

(i)	additional operational nuclear generating capacity in the EEA, (which would not include contracts to operate and maintain nuclear plants where we have no interest in the electricity output), without the prior approval of the European Commission; or

(ii)	registered, operational, fossil-fuelled generating capacity in the EEA or large hydro- electric generating capacity in the UK, which in aggregate exceeds a capacity of 2,020 MW (although some relaxation of this restriction has been agreed to provide for a transitional period in cases where the Eggborough power station ceases to be available to us);

•	to establish and maintain our existing nuclear generation activities, electricity direct supply business (“DSB”) and electricity trading business in separate subsidiaries by April 1, 2005;

•	not to allow our existing nuclear generation business to provide a cross-subsidy to our non-nuclear generation activities or any other business of the Group; and

•	not, for a period of six years, to price the energy element of our DSB contracts below the prevailing wholesale price, save for in exceptional market circumstances (to be determined by an independent expert).

The State Aid Approval requires the Government to ensure that the restructuring plan as communicated to the European Commission is fully implemented.

The Directors expect, on the basis of how we currently conduct our operations and discussions with relevant authorities and regulatory bodies, that the obligation not to allow our nuclear generation business to cross subsidize our non-nuclear or other businesses, will not have a material adverse effect on the financial results of our business. We have no current intention to sell any of our output at below the wholesale price and therefore do not consider that the requirement that we do not price the energy element of our DSB contracts below the prevailing market price will have any effect on our business. For further detail on the impact of the other restrictions referred to above, see Item 3—Risk Factors—“Our business is affected by a number of restrictions which restrict our ability to develop new sources of income”.

The State Aid Approval provides that the Government is permitted to fund the payment of: (a) liabilities related to the cost of management of spent fuel loaded into our AGR power stations prior to the Restructuring Effective Date (“historic spent fuel”) up to a specified level; (b) the costs of certain other liabilities set out in the HLFA (these costs, however, are not taken into account in calculating the above specified level); and (c) any shortfall of the NLF as regards the payment of liabilities related to our nuclear assets decommissioning, and uncontracted liabilities. The State Aid Approval states that as soon as expenditure corresponding to (i) the nuclear assets, decommissioning and uncontracted liabilities referred to above and (ii) the costs of the certain other liabilities set out in the HLFA referred to above exceed a specified threshold, the Government shall submit enhanced additional reports (on an annual basis) to the European Commission demonstrating that the Government payments are restricted to meeting these liabilities, and that proper steps have been taken to limit expenditure to the minimum necessary to meet those liabilities. In these circumstances, we are required to provide additional information and assistance to the Government (including payment of auditors’ costs and expenses).

We have agreed with the Secretary of State to implement the Compensatory Measures pursuant to a deed of undertaking (the “Deed of Undertaking”). The separation of our DSB and electricity trading businesses into separate subsidiaries was completed by the April 1, 2005 deadline. In relation to the requirement to consolidate our nuclear generation activities in a single subsidiary by April 1, 2005, we were unable to obtain all the necessary consents by that date. The consolidation took place on July 1, 2005 and until that date, specific alternative arrangements which had a similar effect and which were agreed with the UK Government under the Deed of Undertaking were in place. Under the Deed of Undertaking, we have also undertaken not to dispose of all or part of our nuclear generation business or our DSB, or carry out any corporate restructuring of the British Energy Group, without the Secretary of State’s prior approval (such approval not to be unreasonably withheld), if such disposal or restructuring may cause the Secretary of State to be in breach of his obligations under the State Aid Approval.

Pursuant to the terms of our various agreements with the Secretary of State and Government controlled entities, we are subject to the following key restrictions on our operations:

•	not to announce or pay any dividend or distribution or make any acquisition unless our cash exceeds the amount specified in the Contribution Agreement at the end of the financial period preceding the dividend, distribution or acquisition and would or would be likely to exceed the specified amount at the end of the financial period in which such dividend, distribution or acquisition is to be made;

•	not to incur any expenditure other than expenditure:

(i)	in relation to Agreed Collateral Purposes (as defined in the summary of the Contribution Agreement in Item 10—Material Contracts), outage costs, working capital requirements, debt servicing and operating costs; or

(ii)

the primary purpose of which is the maintenance (including non-recurring maintenance) of, or capital repairs to, our nuclear power stations and/or the Eggborough power station, or is intended to enable aggregate annual output of our nuclear power stations at a level which is around the highest output of the nuclear power stations in any of the preceding five financial periods (subject to a minimum of 68.0 TWh) adjusted as nuclear power stations close (provided that the permission to incur expenditure to enable aggregate nuclear output at this level does not permit capital investment in excess of £20 million per annum, without the approval of the Secretary of State, where the principal purpose of such expenditure is to enable the extension of scheduled closure dates of any of our nuclear power stations); and/or to enable output at the Eggborough power station at a level consistent with historical performance levels, unless: (a) our cash exceeds the amount specified in the Contribution Agreement at the end of the financial period preceding the expenditure and would or would be likely to exceed the same at the end of the financial period in which such expenditure is to be made; or (b) it consists of specified expenditure for which the required funds have previously been allocated to a notional reserve in accordance with the terms of the Contribution Agreement;

•	if we achieve an investment grade rating, although we may reduce the Target Amount of the Cash Reserves (that is, initially, £490 million plus the amount by which cash employed as collateral exceeds £200 million), we may not pay any distribution or make any acquisition of any undertaking if we know or have reasonable grounds to believe that doing so would or would be likely to result in the loss of such investment grade rating, save to the extent that such distribution or acquisition would not reduce the aggregate amount of our cash and any committed facilities (which are available for, and intended and expected by the Board to be used for the same purposes for which our cash may be applied) below the amount specified in the Contribution Agreement;

•	at an operational level, not to make any operational change at our nuclear power stations which might increase the net present value of the Costs of Discharging Liabilities (as defined in the NLFA) by in excess of £1 million (in March 2003 money values and indexed to RPI) without notifying the NDA under the NLFA;

•	we are required in certain circumstances to obtain the approval of the NDA under the NLFA before implementing certain operational changes at any of our nuclear power stations, for example those which might increase the NPV of the Costs of Discharging Liabilities by in excess of £10 million (in March 2003 money values and indexed to RPI);

•	we are required, in certain circumstances to obtain the approval of the NDA under the NLFA to, amongst other things, extensions to the scheduled closure dates of our nuclear power stations (and consent must be given where the economic benefits accruing to the NLF or the Secretary of State are reasonably likely to exceed the incremental nuclear liabilities arising as a consequence), our decommissioning plans, our contracting strategy (and certain large contracts) for decommissioning our nuclear power stations and discharging uncontracted liabilities;

•	we are required to seek the prior approval of the Secretary of State to exercise certain strategic rights under the BNFL Historic Contracts or to make amendments to any of our agreements with BNFL if these impact on the level of historic liabilities;

•	we may not enter into material transactions with affiliates unless on arm’s length terms (subject to similar exceptions as are contained in the terms and conditions of the New Bonds) and we are (until a certain date but no later than March 31, 2014) subject to a negative pledge not to create security interests (subject to similar exceptions as are contained in a negative pledge covenant of the New Bonds) without the prior written consent of the NLF and the Secretary of State unless at the same time equal security is granted to the NLF and the Secretary of State to secure amounts that are or may become payable under the NLFA, HLFA, Contribution Agreement and certain other agreements.

•	we must comply with certain conduct of business obligations during the periods in which the options can be exercised under the Government Option Agreement, including, amongst others: (i) operating our nuclear power stations in the ordinary and usual course and, in the period immediately prior to the scheduled closure date of those nuclear power stations, restricting certain actions which may affect the Secretary of State’s ability to exercise the options to decommission or continue operation of those stations; (ii) not to enter into certain contracts or commitments for capital expenditure (except where approved under the Contribution Agreement or the NLFA); or (iii) not to grant security over our nuclear power stations without the consent of the Secretary of State.

In addition, the terms of the Special Share held by each of the Secretary of State and the Secretary of State for Scotland restrict us from disposing of our shares in BEG and British Energy Generation (UK) Limited (our subsidiary which was, until July 1, 2005, the nuclear licensee for our nuclear power stations in Scotland (“BEG (UK)”), and restrict BEG from disposing of any of its nuclear power stations, without the prior consent of the holder of the relevant Special Share (such consent only to be withheld, if, in the holder’s opinion, the disposal would be contrary to the interests of national security).

Further, we are subject to restrictive covenants as set out in the terms and conditions of the New Bonds, including, amongst others, the following:

•	we are prohibited from incurring financial indebtedness (other than certain permitted financial indebtedness) and from issuing guarantees of financial indebtedness unless the consolidated fixed charge coverage ratio (as defined in the New Bonds) is in accordance with the ratio set out therein. Permitted financial indebtedness includes up to £75 million of additional debt, of which £60 million may be secured;

•	we may not pay dividends unless the Target Amount is met and no event of default or potential event has occurred and is continuing. In addition, we may not make certain other restricted payments unless the consolidated fixed charge coverage ratio referred to above is met and the amount of the payment does not exceed 50 per cent. of consolidated net income for the relevant period;

•	there are limitations on the ability to repurchase our own shares and on investments, asset sales and sale and leaseback transactions;

•	there are also restrictions on transactions with affiliates, but transactions with BNFL, EPL and the NLF are permitted provided that they comply with certain requirements as set out in the terms and conditions of the New Bonds;

•	we are subject to a negative pledge, subject to customary exceptions;

•	there are also certain restrictions on the conduct of our business. The intention is to allow us the flexibility to continue our existing business of generating and selling electricity and we are also permitted to trade electricity within Europe and to decommission our nuclear power stations (or those previously owned by us); and

•	if the Target Amount is reduced as permitted by the Contribution Agreement, or if we otherwise have surplus cash as a result of asset sales or if the “Eggborough Break Option” (as defined in the terms and conditions of the New Bonds) is exercised, then we are obliged to apply this excess cash (once the surplus exceeds £10 million) in redeeming the New Bonds.

If the New Bonds attain an investment-grade rating from at least two rating agencies (one of which must be Moody’s Investor Service) and provided that no event of default or potential event of default is subsisting, then most of the restrictive covenants described above will be suspended, although they will be reinstated if the investment-grade rating from such agencies is withdrawn.

Finally, a receivables financing facility agreement between BEG and Barclays Bank PLC dated August 25, 2004 (as subsequently amended and restated) (the “Receivables Facility Agreement”) contains detailed covenants for the benefit of the facility provider, which mirror those under the New Bonds. British Energy Direct Limited (“BEDL”) replaced BEG in the Receivables Facility Agreement (and BEG became a guarantor) on April 1, 2005 when the direct supply business was transferred from BEG to BEDL. In addition to detailed covenants mirroring the New Bond terms, the Receivables Facility Agreement also contains a financial interest coverage covenant (assessed on a consolidated group-wide basis) and covenants relating to the conduct of the electricity supply business customary for a receivables facility.

We do not believe that the restrictions on our expenditure under these agreements, in particular the restrictions in the Contribution Agreement, prohibit spending on PiP (as currently envisaged) at the levels previously announced.

Requisitioned EGM and Delisting of BE Ltd’s Ordinary Shares, A Shares and American Depository Receipts

On September 3, 2004 two groups of shareholders, together holding 10.22 per cent. of BE Ltd’s ordinary shares, requisitioned an Extraordinary General Meeting of BE Ltd (the “Requisitioned EGM”). Those groups of shareholders were Polygon Investment Partners LLP (“Polygon”) and Brandes Investment Partners LLC (“Brandes”) and their respective associates. We were, as a result, obliged under the Companies Act to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring BE Ltd to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If we had subsequently been required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of BE Ltd’s shares, but could not have done so as a result of a failure to achieve such shareholder approval, we believe, having taken legal advice, that we would have been likely to have been in breach of the Creditor Restructuring Agreement.

We announced on September 23, 2004 that the Requisitioned EGM would be held on October 22, 2004 and that as a result of this attempt to frustrate the Restructuring, we would be applying to the UKLA to cancel the listings of BE Ltd’s ordinary and A shares. As a consequence, and as announced on September 23, 2004, the NYSE suspended trading in our ADRs prior to the opening of trading on September 28, 2004. At that time, the NYSE also instituted delisting proceedings. We appealed unsuccessfully against the NYSE’s decision, and on December 6, 2005 the NYSE affirmed the decision to delist BE Ltd’s ADRs. The delisting from the NYSE does not affect our status as a SEC registrant under the US Securities Exchange Act 1934, or our periodic reporting obligations.

On September 24, 2004 we announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that we intended to seek an extension to the Creditor Restructuring Agreement long stop date of January 31, 2005 for the Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, we would execute a business transfer agreement whereby the Company’s assets would, conditional on the Restructuring becoming effective, be transferred to a new intermediate holding company of the restructured British Energy Group.

On September 30, 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered our circulars on the matter, they believed there was no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently confirmed that they would vote against the resolutions and not further oppose the Restructuring. The Requisitioned EGM took take place on October 22, 2004 and all of the resolutions were defeated.

Since neither BE Ltd nor the Company were able to satisfy the relevant listing criteria for the NYSE on Admission, no new ADRs were issued on Admission. Holders of ADRs received the New Shares and/or Warrants to which they were entitled.

Rating of Bonds

We held discussions with Fitch Ratings, Moody’s Investor Services and Standard & Poor’s Rating Services (together “the Rating Agencies”) with regard to obtaining credit ratings for the £550 million of New Bonds issued to certain of our creditors and to the NLF upon completion of the Restructuring pursuant to the terms announced on October 1, 2003.

Preliminary discussions were held with the Rating Agencies in advance of agreement on the terms of the Restructuring and it was stated in our announcement made on October 1, 2003 that one rating agency had provided an indicative rating for the New Bonds of investment grade and two rating agencies had provided indicative ratings at non-investment grade.

On September 23, 2004, we announced that the Rating Agencies had updated their analysis and that all three agencies had now provided indicative non-investment grade ratings for the Company. Upon Restructuring, the Rating Agencies issued new ratings for the New Bonds as follows.

Rating
Moody’s Investor Services	Ba3
Standard & Poor’s	BB
Fitch Ratings	BB-

These ratings do not apply to the additional £150 million of bond-equivalent payments that were issued to certain lenders to EPL through the Amended Credit Agreement, which will not be rated. We maintain a close dialogue with the Rating Agencies, including twice yearly meetings and attendance at investor presentations.

Relationship with Government

In a statement to the United Kingdom Parliament on November 28, 2002 the Secretary of State set out the limits of the support which the Government was prepared to provide to the Restructuring in order to support its overriding objectives of securing the safety of British Energy’s nuclear power stations and the security of electricity supply in the United Kingdom.

As a result of these objectives, the Government, both directly and through the NLF, availed itself of a number of rights granted to it under the Government Restructuring Agreement (pursuant to those provisions of the Nuclear Liabilities Agreements which had effect prior to the Restructuring Effective Date) to protect its significant financial interest in the Group. However, the Restructuring was implemented on the basis that the Board will manage the business of the Group going forward, albeit within these constraints.

During the period prior to the Restructuring Effective Date, we kept the Secretary of State closely informed of, amongst other things, our financial and trading prospects. We also provided the Secretary of State with reports and other information as required under the Government Restructuring Agreement and the Creditor Restructuring Agreement. Post-Restructuring, we are required to continue to supply certain information to the Secretary of State and the NLF. We are also required under the terms of the Nuclear Liabilities Agreements, amongst other things, to provide the Secretary of State with all the information he would reasonably need to monitor the financial health of the Group (including monthly cashflow information covering the period 18 months ahead) and to only adopt trading policies which are prudent in light of the Group’s on-going financial resources and obligations and to comply with such trading policies. As a result of these requirements, the Company has agreed to provide the Secretary of State and DTI with, amongst other things, periodic reports on its business performance and strategic and business plans and for there to be regular meetings and communication between the Secretary of State and senior executives and the Board on a range of topics. Over time, the frequency and content of the reporting may be reviewed.

Office of National Statistic Classification and the National Audit Office Conclusion

On September 24, 2004, the Office of National Statistics (“ONS”) announced its provisional classification decision that, for the purposes of production of the United Kingdom National Accounts (“National Accounts”), British Energy had been classified as in the public sector. As explained in the announcement, the National Accounts are produced to describe activities in a national economy, including transactions taking place between sectors of that economy. The ONS is responsible for the National Accounts which are compiled in accordance with international standards. In assessing the status of British Energy as a public sector body, the ONS stated that it took into account (amongst other things) the powers to be conferred on the Government as a result of the Restructuring.

The National Audit Office (“NAO”) has independently concluded, on the basis of the circumstances extant as at September 21, 2004, that British Energy should be accounted for following the Restructuring Effective Date as a quasi-subsidiary of the DTI.

The Company is a public limited company owned by its shareholders and operates within an extensive contractual framework established as part of the Restructuring. The most significant contract, in terms of the limitations it places on our business, is the Contribution Agreement between the Secretary of State and the Company. Within this contractual framework the Company is managed independently by the Board which continues to direct the finances and operating policies of the group and is subject to the normal private sector disciplines, fiduciary duties and Companies Act requirements.

In the light of the level and type of interaction we have with the Government we have concluded that for the purposes of FAS57 the Government constitutes a related party. For further information, see our Consolidated Financial Statements and the related notes beginning on page F-1.

Business Strategy

Our business strategy is constrained by, amongst other things, the terms of the Contribution Agreement, the New Bonds, the Receivables Facility Agreement and the compensatory measures we have agreed to in connection with the State Aid Approval. Therefore, we expect to execute the following strategy:

•	Achieve World Class Nuclear Performance. Our principal business objective is to improve operational performance the reliability and output of our nuclear fleet and to reduce the level of unplanned nuclear losses. Implementation of PiP is the key factor in achieving this aim.

•	Improve our Financial Stability. Our ability to take advantage of market conditions is impacted by the requirement to post collateral. We expect this to improve as cash balances increase through time. However, in the short term, we aim to improve financial stability through improved trading risk management and greater use of financial products to minimize the impact of collateral requirements. An improvement in our credit rating is not expected in the near term and will require us to demonstrate, amongst other things, sustained improvements in the reliability of our power stations over time.

•

Pursue life extensions.    We continue to pursue life extensions for our stations. The first of these decisions is with respect to Dungeness B. The technical and commercial work required is progressing well and a decision is expected to be made this fall. Progress on improving the materiel condition of our nuclear power stations and other specific plant investments, and on developing the required safety cases may allow us to support the extension of station operating lives. (See Item 4—Our Business—Station Lifetimes).

Overall we are aiming to raise our standing in the worldwide nuclear community by demonstrating increasing capability to the World Association of Nuclear Operators (“WANO”) and the Institute of Nuclear Power Operations (“INPO”) as a basis of establishing our credentials as an operator and manager of choice.

As our nuclear power stations close, our ability to invest in new business development opportunities may be further restricted due to a lack of sufficient cash resources and this issue may be exacerbated should some of our nuclear power stations be required to close earlier than the estimated closure date used in our financial statements.

RECENT DEVELOPMENTS

We reported an accident at Eggborough power station in July of this year, where one of our contractors lost his life. We are taking this matter extremely seriously and are undertaking an inquiry into the accident, as are the Health and Safety Executive (“HSE”). Safety standdowns are being carried out across the fleet to ensure that the issues related to the incident are fully addressed.

We continue to pursue life extensions for our stations. The first of these decisions is with respect to Dungeness B. The technical and commercial work required is progressing well and a decision is expected to be made this fall.

We announced our UK preliminary results for the year ended March 31, 2005 on July 27, 2005. A copy of the announcement is available on our website—www.british-energy.com.

After full and careful consideration of the benefits and disadvantages of reporting under UK IFRS, our registration with the SEC and the publishing of US GAAP results (including the demand for this information and the substantial costs and commitment of management time of doing so) the Board has concluded that we should seek the agreement of the bondholders to dispense with future US GAAP reporting and that if this is agreed de-registration from the SEC is in our best interests. We will be seeking the necessary approvals although there can be no assurance that we will be able to obtain these.

In addition, we will be seeking at our Annual General Meeting certain amendments to the Long Term Deferred Bonus Plan which we believe are necessary to make it consistent with our current business plans. The changes include a modification to the output targets for the financial year ending March 31, 2006. Theses changes do not affect our expected average annual nuclear output over the next two years which remains at 63 TWh. For further details of the Long Term Deferred Bonus Plan, see Item 6—Directors, Senior Managers and Employees.

OUR BUSINESS

Our nuclear power stations

We own and operate two types of nuclear reactor namely, the AGR and the PWR. They differ in many respects including, amongst other things, in the types of fuels used and in the design of the reactor. Each of our seven AGR nuclear power stations, Dungeness B, Hartlepool, Heysham 1, Heysham 2, Hinkley Point B, Hunterston B and Torness, is powered by two AGRs. Sizewell B is powered by a single PWR. Whereas the AGR design is unique to the UK, the PWR design is the most common reactor type in the world.

As well as being unique to the UK, our AGR stations were constructed to varying specifications by different engineering consortia which we consider makes demonstrating safety cases for different reactors less straightforward and can mean that implementation of remedial action to make good a defect at one station cannot always be replicated with ease at other differently designed stations. For further information on safety cases see the paragraph below headed “Station lifetimes”.

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

SEASONALITY

Electricity demand in the UK is seasonal, in that demands and prices have been generally lower in summer than in winter. As a result, we (and other generators) schedule a significant proportion of planned outages for summer months. This seasonality in both prices and output has a direct effect on financial performance and cash flows. See also Item 3—Risk Factors—“We continue to face liquidity risks associated with the seasonality of our business and the provision of collateral to our counterparties”.

Operating regime

Capacity and output

The electrical output of a station depends on a combination of its overall generating capacity, the output level at which the station actually operates and its availability. The capacity of each station is reviewed and amended from time to time to reflect the long-term capability of the plant. The table below sets out the capacity values for each of our nuclear stations, the output of each of our nuclear stations for each of the last five fiscal years and the percentage of the fleet’s load capacity that was achieved in each year (“Annual Load Factor”).

Station	Capacity (MW)(1)	Output(3) (TWh)/Year ended March 31,
		2005	2004	2003	2002	2001
Dungeness B	1,110	6.47	6.66	5.18	5.25	3.66
Hartlepool	1,210	5.04	8.28	9.34	8.83	9.09
Heysham 1	1,150	5.11	6.28	7.85	8.11	8.92
Heysham 2	1,250	8.21	9.81	9.30	9.03	10.05
Hinkley Point B	1,220	9.27	8.11	8.26	8.98	8.23
Hunterston B	1,190	8.26	8.77	8.93	9.85	6.43
Sizewell B	1,188	9.12	8.90	9.20	9.22	8.43
Torness	1,250	8.30	8.15	5.70	8.30	7.71

Total	9,568	59.78	64.96	63.76	67.57	62.53

Annual Load Factor(2)		71%	77%	76%	81%	75%

(1)	Capacities are stated net of all power consumed for the stations’ own use, including power imported from the National Grid.
(2)	Annual load factors are obtained by dividing the actual output by the output that would have been achieved had each station operated at its stated full load capacity in that year for the entire period.
(3)	Output in each year reflects any statutory, refueling and unplanned outages as discussed below.

The output levels which stations can achieve relative to their stated capacities are affected by a number of factors, including plant operating conditions and operating strategies, which can result in a station being operated at below its maximum capacity level. Station availability is principally affected by the number and duration of planned and unplanned outages and load reductions, such as those required to carry out refueling (as described below). Taking into consideration the impact of statutory outages and refueling (but excluding planned repair outages), the maximum annual load factor which could be achieved across our portfolio of stations is approximately 90 per cent. This is less than the annual load factor which could be achieved at a PWR power station.

During the year we identified issues related to potential corrosion of steel tendons used to maintain the integrity of the pre-stressed concrete pressure vessels and boiler closure units at Heysham 1 and Hartlepool during planned outages. We completed a limited inspection of boiler closure unit tendon wires and demonstrated that the tendon wires were intact and free from corrosion. Techniques have been developed and deployed successfully to continue inspections at both plants. During the statutory outage inspections at Heysham 1 in May this year a further issue was identified relating to the potential for stress corrosion cracking of primary “holding down” bolts. There are forty-eight bolts per boiler closure unit and the risk of stress corrosion cracking is associated with the presence of water and CO2. Work programs are ongoing to develop our understanding of, and to address, this risk. These will include non-invasive inspections. We expect these programmes to be completed by the end of July. As a consequence the return to service date of the relevant unit at Heysham 1 is expected to be delayed for about a month. One unit at Hartlepool (which is of similar design) is currently shut down for repair work to the generator transformer and the return to service of this unit is expected to be delayed for a month for similar work to be carried out. We intend to inspect the integrity of the studs at the other two units at Heysham 1 and Hartlepool later this year.

Additional graphite brick inspections at Hartlepool during 2004 revealed a small number of bricks had cracked in a manner not predicted by our analytical models. We have increased the frequency of our inspections of the graphite cores affected and are required to develop further safety cases in conjunction with the NII. For further information on these issues, see Item 3—Key Information—Risk Factors—“Problems of potentially damaged boiler closure unit pre-stressing tendons and subsequent inspection requirements at our Hartlepool and Heysham 1 nuclear power stations could negatively affect our profitability or revenues”.

Statutory outages

Periodically, our reactors need to be shut down to allow for regulatory inspection and routine maintenance. We refer to these as statutory outages. The interval between the statutory outages is determined by the plant safety case which includes the requirements for inspection, maintenance and testing, and the arrangements in place to control this interval are approved by the “NII”. Currently, each of our AGRs must initiate a statutory outage once every three years and our PWR once every 18 months.

After a statutory outage, the NII’s consent is required for a reactor’s return to service and this consent is dependent upon us demonstrating the continuance of an adequate safety case in respect of that reactor. For more information on safety cases see the paragraph below headed “Station lifetimes”. We seek to reduce the impact of statutory outages on revenue by timing such outages to occur during periods of lower demand for electricity when prices are lower (generally between March and October). We also seek to reduce the duration of any statutory outages by improving the efficiency with which we conduct the required program of work. AGR statutory outages completed during the year ended March 31, 2005 had an average duration of 47 days, compared to 53 days in 2004 and 56 days in 2003. Statutory outages are limited to one reactor within each AGR station at any one time.

During the year ended March 31, 2005 we carried out four statutory outages (with a further statutory outage commencing at Sizewell B in March 2005) resulting in a loss of output of 2.9 TWh. Sizewell B returned to service in mid May 2005.

Refueling operations

Reactor output is also affected by planned outages including load reductions required to carry out refueling. During the year ended March 31, 2005 output losses of 3.0 TWh were attributable to refueling, 0.5 TWh less than expected due to lower overall output. We conduct on-load refueling (i.e., refueling, while the reactor’s power is reduced to between 20 per cent. and 40 per cent. of full power) at Hinkley Point B, Heysham 2, Hunterston B and Torness to help reduce the amount of output lost due to refueling. We refuel these reactors one at a time at each station. On-load refueling operations typically take a few days to complete and are repeated approximately every six weeks for each reactor.

At Heysham 1, Hartlepool and Dungeness B we refuel the reactors whilst they are off-load, which typically takes approximately one week. We also refuel these reactors one at a time at each station. This process typically occurs every five months for each reactor.

Improvements in fuel utilization have reduced the amount of refueling required at each reactor. In particular, we have developed more efficient fuel management techniques, such as increasing fuel enrichment and radial shuffling (the movement of partially burnt fuel assemblies from the edge of the reactor to the center so that more of the energy can be extracted from the fuel over a longer period) to increase the output extracted per tonne of fuel loaded. Radial shuffling is carried out routinely at Hinkley Point B and Hunterston B. It was also carried out routinely at Hartlepool and Heysham 1 but was suspended in 2002 because of fuel failures. Limited shuffling has recommenced this year at Hartlepool and the position regarding routine shuffling will be reviewed following further examination of discharged fuel. Some shuffling has been carried out at Dungeness B but it was suspended in 2002 as a precautionary measure and routine shuffling will not recommence until a revised safety case has been presented.

Radial shuffling is not carried out at Torness or Heysham 2 because we believe that to do so would disproportionately increase the time taken to complete refueling and therefore would be uneconomical.

We are presently in discussions with BNFL regarding possible further increases in fuel enrichment and changes to the fuel design that will further improve its utilization and also make it less susceptible to failure. For further details on fuel failures, see Item 3. Risk Factors “The failure of our AGR fuel could result in decreases in our output and revenues”.

PWRs are not designed to refuel on-load and must be shut down for refueling. Accordingly, we seek to time statutory outages at Sizewell B to coincide with refueling outages. Although Sizewell B has only one reactor, that reactor has a performance capacity comparable to the combined reactor capacity of both reactors at an AGR station and the impact of an outage for the same period is therefore substantially greater than that associated with a single AGR reactor. Sizewell B currently operates for a period of up to 18 months between statutory/refueling outages, the average length of which is 47 days. During refueling, approximately one third of the fuel is replaced.

Unplanned losses

Our level of unplanned losses in recent years has significantly affected the results of our operations. To date these unplanned losses have been caused by a variety of factors, amongst the most significant of which are problems with our refueling equipment and processes, turbine-generators, tendons, boilers, gas circulators (which are used to pump carbon dioxide coolant gas around the reactor core) and pipe work (which is used to carry sea water for cooling). We believe that these losses are indicative of a deterioration in the material condition of our plant over time caused by: (i) a shortfall in investment when compared with international benchmarks for spending at nuclear power stations; (ii) a failure to perform required maintenance on a timely basis; and (iii) human errors in the operation and maintenance of plant. The table below sets forth the total unplanned losses (expressed in terawatt hours) for the past five years.

Total unplanned losses (TWh)/Year to March 31,
2005	2004	2003	2002	2001
17.3TWh	10.7TWh	10.6TWh	9.1TWh	12.8TWh

The substantial increase in total unplanned losses for the year ending March 31, 2005, was primarily due to the significant impact of prolonged outages at Heysham 1 and Hartlepool nuclear power stations.

A requirement for significant additional work was identified during the statutory outages on one reactor at each of Heysham 1 and Hartlepool. The subsequent planned shutdown of the second reactor at Hartlepool and the unplanned shutdown of Heysham 1’s second reactor resulted in extended outages at all four of these reactors. This was necessary to undertake not only planned cast iron pipework replacement works but also the inspection of boiler closure units, additional graphite core inspections and to address emergent fire and flood safety case requirements. The requirement to replace cast iron pipework resulted from the unplanned outage at Heysham 1 in the previous financial year following the failure of certain pipework. The issue relating to boiler closure units emerged during the statutory outage at Hartlepool and concerned the integrity of the pre-stressing tendons used to secure the concrete pressure vessel of the reactor units and the potential impact on the boiler closure units. The increased graphite core inspections arose from the findings made during the Hartlepool outage which were not within the expectations of the safety case. All four units returned to service at the end of December 2004, although a subsequent turbine blade failure at Heysham 1 at the end of January resulted in that unit being shutdown until early April while repairs were carried out. The resultant loss of output from these outages was 7.4 TWh.

In addition to these output losses and the losses resulting from statutory outages and refueling, there were further losses of potential generation from unplanned outages of 9.9 TWh. Of these, some 6.5 TWh were due to outages of 14 days or less.

Performance Improvement Program

During the year we continued to implement PiP with the aim of improving the reliability of our nuclear fleet and reducing the level of unplanned nuclear losses. The program has six main areas: foundation (organization, people, leadership and culture change), training, human performance, equipment reliability, management of work and operational focus. The focus for the past year has been on improvements relating to people and process in each of these areas.

To support the implementation of PiP we have sought advice from experienced consultants and called upon significant support from WANO in order to supplement our in-house teams with additional experienced nuclear professionals.

Over the year we have developed and implemented a new organizational structure for the Company. We have also created assessment and development centers for senior staff and introduced new station organization structures. Development of leaders has continued through the provision of on-site coaching support and the use of action learning groups. In addition we have recruited 415 staff (a net increase of 181) into the organization to enhance areas such as maintenance and training to increase the operational knowledge throughout the organization. Improvements in training are a key part of PiP and training has been strengthened as a result.

Human performance has been one of the main areas of focus at our nuclear power stations this year. We have educated leaders on how to encourage positive behavior, reinforce standards and expectations and promote the use of error reduction tools in order to ensure the best possible performance from our staff. To re-inforce this message, leaders are expected to spend time “in the field” every week observing and coaching staff. This has had a positive effect on many of our performance indicators including lost time accidents, nuclear reportable events and unplanned automatic reactor trips.

To address equipment reliability issues we have formed an Asset Planning and Investment Group (“APIG”). The APIG and associated processes will enable more effective investment in our plant. To further address this issue we are also creating a new System Health Department at each station.

We have also completed the roll out of a comprehensive corrective action program (“CAP”) across the nuclear fleet. This program enables identification and rectification of issues concerning people, plant and processes and is identified by many US nuclear plant operators as being a key factor in driving performance improvement.

We have had significant success in establishing and embedding a consistent set of processes relating to management of work in our nuclear power stations across the company. We have seen a significant reduction in our non-outage plant defect backlog, beyond our stretch target for the year.

We have now started an effectiveness review process across all areas of PiP, to ensure that the improvements introduced are effective and sustainable. The focus for the program over the coming year is to integrate the processes into the line organization. In recognition of the work carried out on change management, the Company was short-listed for a Manufacturing Excellence Award by the Institute of Mechanical Engineers.

Station lifetimes

The primary factor in determining the operating life of a nuclear power station is the technical and economic practicability of supporting an agreed safety case for that station in accordance with its nuclear site licenses. The safety case is the totality of documented information and arguments which substantiates the safety of the plant, providing a written demonstration that relevant standards have been met and risks reduced as low as reasonably practicable. It is a “live” document subject to review, change and amendment over time, reflecting changes in the plant, its mode of operation, understanding of safety-related issues, and accumulation of operating experience.

The adequacy of the safety case for each power station is justified at each statutory outage for the following period by undertaking appropriate inspection, maintenance and testing of the plant and reviews of its operating performance. The results are reported to the NII, which must give its formal consent under the nuclear site license before the reactor concerned may be restarted. The NII’s consent to restart is a matter determined by the NII in its sole discretion. Its decisions are made by reference to its satisfaction with the safety case at the reactor in question. From time to time such consent to restart is not received from the NII until further work has been undertaken. Under this regime a reactor may only be operated following restart for the period determined by the safety case. This period is currently three years for all our AGR power stations and two years for Sizewell B’s PWR.

In addition, every ten years we have to undertake a Periodic Safety Review (“PSR”) for each nuclear power station. This involves a systematic review and reassessment of its safety case against current standards and practices, in the light of operating experience and knowledge of aging mechanisms. It evaluates factors that could limit safe operation and reasonably practicable improvements in the period until the next PSR. PSRs, too, require NII acceptance in order for us to secure continued operation. Following the first PSRs at our AGR stations, the NII gave its acceptance for a further ten years of operation for each station based on an agreed program of plant modifications to ensure adequate safety cases. The first PSR for Sizewell B has been submitted to the NII and responses have been received and are currently being addressed. For further information on PSRs, see the heading below entitled “Periodic Safety Reviews”.

A key factor for operating life is the ability to demonstrate the continuing integrity of reactor components which are required to support the safety case, but may be uneconomic to replace. For the AGRs such components include the graphite moderator core and the boilers; for the PWR they include the reactor pressure vessel. In such cases the lifetime is dependent on the NII’s perception of the key technical issues such as the onset of graphite core brick cracking and boiler tube failures (which are discussed in greater detail in Item 3. Risk Factors—“Problems of graphite core brick cracking and reduced boiler life could negatively affect our profitability and the lifetime of our AGR stations”).

The assessed potential lifetime of our stations used in our financial statements is termed the “accounting life”. This is derived from our judgement of our technical and economic ability to make a secure safety case at each statutory outage and at any relevant PSR, and to maintain the operability of the station as a whole up to the end of that life. These judgements are reviewed from time to time in the light of operating experience. For six power stations, this has led to an increase in accounting life of 5 or 10 years over the initial accounting life of 25 years. The current accounting lives and corresponding estimated closure dates are set out in the following table.

Station	Accounting Lifetime	Estimated Closure Date	Date next PSR is submitted to NII	Date of expected response from NII
Dungeness B	30	2013	December 2006	January 2008
Hinkley Point B	35	2011	March 2006	January 2007
Hunterston B	35	2011	March 2006	January 2007
Heysham 1	30	2014	December 2007	January 2009
Hartlepool	30	2014	December 2007	January 2009
Torness	35	2023	December 2008	January 2010
Heysham 2	35	2023	December 2008	January 2010
Sizewell B	40	2035	December 2013	January 2015

The exact closure date of each reactor at each of our AGR stations will depend on the timing of the reactors’ statutory outages. We will aim to close one of the pair of reactors at each station ahead of the other in order to allow defueling, which is the preliminary to decommissioning, to take place with optimal fuel utilization and generated output.

Further extension of accounting lifetimes

We recognize that extending the lifetimes of our stations has the potential to enhance the value of our asset base, and we plan to carry out the evaluations to see if further extension of station lives is technically and economically feasible. Following the completion of the Restructuring any extension to the declared closure dates of our stations is also subject to NDA consent. This work is currently underway for Dungeness B and we expect to make a decision in the fall. Such assessment takes account of the likely performance of the power station, the value of the output it generates, and the cost incurred to secure this performance while maintaining the safety case and compliance with other regulatory requirements. We will undertake the technical and commercial evaluations for life extensions at the remainder of the nuclear fleet at the appropriate time having regard to improving shareholder value.

We carried out a fair value exercise as at the Restructuring Effective Date and concluded that the process of reviewing the station life extension at Dungeness B was sufficiently progressed at that time, that a willing buyer and willing seller would have increased the accounting life of Dungeness B from 25 years to 30 years. We are progressing with the technical and commercial work for Dungeness B life extension in line with our plans.

There can be no assurance that lifetime extensions will be attainable at any of our AGR power stations nor that the existing operating lifetimes used in our financial statements will be capable of being achieved. For further information see Item 3—Risk Factors—“Problems of graphite core brick cracking and reduced boiler life could negatively affect our profitability and the lifetime of our AGR power stations.” If our AGR power stations are to operate until the end of the current operating life used in our financial statements, we will also need to continue to be able to source new AGR fuel from, and dispose of spent fuel to, BNFL, the sole supplier of AGR fuel. See Item 3—“Risk Factors”. Our business depends on equipment and service suppliers of a specialized nature.

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

The front end fuel cycle

Uranium supply, conversion and enrichment

New uranium production is supplied from mines in the form of uranium ore concentrate, and is available on the competitive world market. It is first converted into uranium hexafluoride (natural UF6). There are four major suppliers of conversion services and there is a competitive world market.

Once the uranium has been converted to natural UF6, it is enriched by increasing the proportion of Uranium U235 to make it suitable for use in certain types of commercial nuclear reactor (enriched UF6). There are four major suppliers in a competitive world market for enrichment services. Uranium in the forms of ore concentrate, UF6 and enriched UF6 are collectively termed uranics. Over the last 15 years a substantial proportion of the world’s uranics needs have been met from ex-military and civil stockpiles.

Fabrication

Up to the fabrication stage, fuel cycle processes are identical for both AGRs and PWRs. At the fabrication stage, enriched UF6 is converted into either AGR or PWR ceramic fuel pellets and assembled to produce fuel elements/assemblies which are subsequently loaded into the reactors. See Item 3—Risk Factors—the risk starting “Our business depends on equipment and service suppliers of a specialized nature”.

The sole supplier of AGR fuel fabrication services is BNFL. A competitive world market exists for PWR fuel fabrication services.

Front end fuel cycle contracts

Uranium procurement, conversion and enrichment

Under arrangements agreed as part of the Restructuring, BNFL is now responsible for purchasing all the uranics we require to be manufactured into fuel for our AGR power stations. Previously BNFL purchased uranics on behalf of BEG (UK) stations only. BNFL is also responsible for purchasing enriched uranium for on-supply to our PWR fuel fabricator. These arrangements are set out in the AGR fuel fabrication and supply agreements between our companies and BNFL.

Existing contracts for the supply of uranics and BEG’s existing stocks of uranics both transferred to BNFL as part of the revised purchasing arrangements and are sufficient to fully meet our requirements for our AGRs and PWR until at least the end of calendar year 2006.

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

PWR fuel fabrication

Fuel fabrication services for Sizewell B are currently provided by Framatome ANP (“Framatome”) utilizing enriched uranium supplied to us by BNFL under the AGR Fuel Supply Agreements referred to above. The agreement with Framatome provides for a mix of fixed commitments for PWR fuel fabrication and options for us to call for additional PWR fuel fabrication, and is capable of meeting Sizewell B’s requirements until around 2015.

As PWR fuel fabrication is readily available in a competitive world market, we believe that it would be possible to secure replacement supplies in the event of supply disruption from Framatome, subject to fuel compatibility and licensing requirements.

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

Spent Fuel Reprocessing

Reprocessing of spent AGR fuel separates uranium and plutonium from highly radioactive nuclear waste products and is followed by storage of the resulting materials. We use BNFL’s THORP reprocessing facilities at Sellafield. Reprocessed uranium can be recycled once it has been converted, enriched and fabricated into new AGR or PWR fuel. Reprocessed uranium is not currently used in the UK and a safety case has not been developed for its future use.

Nuclear waste

Nuclear waste products are categorized by their radioactivity levels into low level radioactive waste (“LLW”), intermediate level radioactive waste (“ILW”) and high level radioactive waste (“HLW”).

LLW comprises potentially contaminated and slightly radioactive materials, such as used protective clothing and tools. In the UK, LLW represents approximately 86 per cent. by conditioned volume of radioactive waste. Most LLW can be handled by workers wearing simple protective clothing and gloves and without any requirement for radiation shielding.

ILW is more radioactive than LLW and includes the sludges and resins from the cleaning of cooling pond water and certain wastes arising from the reprocessing of spent fuel. In the UK, approximately 14 per cent. by conditioned volume of radioactive waste is classified as ILW.

HLW comprises spent fuel which is not reprocessed and certain nuclear waste products separated out from uranium and plutonium during the reprocessing of spent fuel. These categories of waste are characterized by the fact that their temperature may rise significantly as a result of their radioactivity and as such this factor has to be taken into account in the design of storage or disposal facilities. In the UK, HLW represents approximately 0.1 per cent. by conditioned volume of radioactive waste although this contains approximately 95 per cent. of the total radioactivity in all nuclear waste (excluding uranium and plutonium recovered from reprocessing).

The Government policy on HLW from reprocessing is that it should be stored for at least 50 years to allow the radioactivity to decay and heat generation to reduce. Once the waste has been allowed to cool the favored option is for underground disposal. Spent fuel which is not reprocessed should similarly be allowed to cool. Once the HLW has cooled, it will continue to be stored pending a decision on final disposal. There is currently no disposal route available in the UK for either ILW or HLW. However the Committee on Radioactive Waste Management is due to report to Government on this issue by July 2006.

Management and disposal of nuclear waste

We are responsible for the management and disposal of all operational nuclear waste arising from our operations in conformity with relevant law and regulations and having regard to Government policy.

Solid LLW is often incinerated on site and the resulting ash and other LLW that has not been incinerated is, if appropriate, compacted and sent to BNFL for disposal at their facility at Drigg, England. We have a contract with BNFL for the disposal of LLW which expires on March 31, 2006.

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

Pipe failure at THORP

On April 21, 2005 BNG reported that a pipe had failed in one of the heavily shielded cells, known as the feed clarification cell, in THORP at Sellafield. This resulted in a quantity of dissolved nuclear fuel being released into a sealed, contained area. THORP reprocesses spent or used nuclear fuel from our AGRs and also from Light Water nuclear reactors. Reprocessing separates out the components of used fuel which comprises 96 per cent. Uranium, about 1 per cent. Plutonium and some 3 per cent. waste. Both the Uranium and Plutonium can be recycled into fresh fuel.

Since this event was reported, BNG have completed recovery of the escaped liquid back into primary containment. A Board of Inquiry was established by BNG and has reported. BNG have stated that they are confident that they have the capability of returning THORP to service.

BNG have assured us that the necessary steps will be taken to maintain continuity of AGR receipts at Sellafield, both during the current period of uncertainty regarding Thorp and through to the end of life of our AGR stations. We understand that the Nuclear Decommissioning Authority share similar views to BNG. See also Item 3—Risk Factors, the risk starting “Our business depends on equipment and service suppliers at a specialized nature”.

Back end fuel cycle contracts

Reprocessing and long-term management of spent fuel

AGR	fuel

Each individual AGR power station’s storage capacity varies but overall capacity is approximately equivalent to nine months’ of spent fuel storage and with the storage facilities usually holding approximately six months’ spent fuel, this leaves approximately three months’ additional capacity in case of any short term interruptions in the movement of spent fuel to BNFL’s Sellafield site. Typically storage facilities are around two-thirds full at any time, although currently stocks of spent fuel are higher than this. If a station’s spent fuel storage facilities became full, the station could theoretically continue to generate, but the volume of electricity produced would gradually reduce as the fuel in the reactor was consumed. It would not be possible to load additional fuel into the reactor until the equivalent quantity of spent fuel within the station’s storage facilities was dispatched to Sellafield.

We have contracts with BNFL (the only available supplier of reprocessing and long term storage services in respect of spent AGR fuel) for the long term management of spent fuel covering the fuel loaded into the AGR power stations prior to Restructuring (the “BNFL Historic Contracts”) and for all the fuel loaded into the reactors after the Restructuring Effective Date through to the end of their operating lives (the “New Spent Fuel Agreements”).

Under the BNFL Historic Contracts, BNFL provides spent fuel management services for defined periods for all spent fuel arising from fuel which was loaded into our AGR power stations prior to completion of the Restructuring (“historic spent fuel”). We retain ultimate responsibility for these materials after the date on which BNFL is no longer obliged to perform the services. The Government has agreed to meet our liabilities to BNFL (subject to certain exceptions) under the BNFL Historic Contracts (pursuant to the provisions of the “HLFA”). Under the HLFA, the Government also have an option to acquire title to any of our historic spent fuel and materials deriving from spent fuel management at Sellafield.

Under the NLFA the Government (subject to certain exceptions) fund the management and disposal of uncontracted liabilities arising from the spent fuel management services (and for which BEG retains responsibility). Schedule 3 of the NLFA defines the uncontracted liabilities. The Government fund the uncontracted liabilities to the extent that these and other defined liabilities cannot be met from the NLF. Under the BNFL Historic Contracts, BNFL is responsible for the storage of the uranium, plutonium and, pending disposal, HLW and ILW arising from historic spent fuel reprocessing and for the storage of historic spent fuel which is not reprocessed until an agreed date.

BNFL is obliged to treat, package and store ILW resulting from fuel contracted for reprocessing under the Historic Fuel Agreements. If BEG requires it, BNFL will store our ILW waste until an agreed date. BNFL also take title to and all liabilities for certain pond equipment (LLW and/or ILW) which is used to store fuel on behalf of BEG. The contracts with BNFL also provide for the possibility of extending these periods of storage, subject to obtaining necessary regulatory and planning consents, and taking into account the need for storage beyond this date.

Under the New Spent Fuel Agreements BNFL take title to, and all liability for, the management and ultimate disposal of all AGR spent fuel arising from fuel loaded into the reactors on or after Restructuring.

PWR	fuel

We intend that spent PWR fuel from Sizewell B will be stored on the Sizewell B site pending final direct disposal of the fuel. PWR fuel is not currently expected to be reprocessed although this option has not been discounted.

The spent fuel storage pond at Sizewell B was designed to accommodate 18 years of spent fuel arisings and will be reconfigured to accommodate approximately 30 years’ spent fuel arisings, subject to obtaining appropriate consents including from the NDA. The reconfiguration work requires completion by 2009/10 to allow the continued operation of Sizewell B. At this time, it is our judgement that these works will be completed before or during 2009/10. We will consider and finalize, in due course, arrangements for the remainder of lifetime arisings for spent PWR fuel in the light of the prevailing commercial and regulatory environment. The current planning assumption is that a Spent Fuel Dry Storage facility to accommodate the remainder of Sizewell B’s spent fuel for the remainder of its lifetime and to facilitate the station’s decommissioning will be constructed on the Sizewell B site. The spent fuel will be stored until a suitable spent fuel and/or HLW disposal facility becomes available.

The qualifying costs of waste management and the disposal of spent Sizewell B fuel will be met by the NLF (described in greater detail in Item 4—Restructuring—The Nuclear Liabilities Fund, and the paragraph below headed: Liability for decommissioning).

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

We have adopted the Early Safestore Decommissioning Strategy (“ESS”) for decommissioning our AGR power stations.

ESS was also previously the decommissioning technical planning basis for Sizewell B’s PWR. However, the prudent provisioning planning assumption for Sizewell B was that a prompt dismantling/decommissioning strategy would be pursued. Hence, the technical planning basis for Sizewell B is now being revised to reflect the prudent provisioning planning basis. The works to revise the Sizewell B Decommissioning strategy will be completed by October 2005.

The principal stages of decommissioning as defined by IAEA are:

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

For the ESS strategy for our AGR stations BEG have adopted an eleven activity strategy which aligns with the three IAEA stages.

For our Sizewell B PWR prompt dismantling decommissioning strategy a similar approach is proposed (however, with no period of safestore/deferral prior to reactor dismantling).

We anticipate that after defueling the reactors, dismantling them will be deferred for at least 85 years (for AGRs) and up to 50 years (for PWRs) after closure of the relevant nuclear power stations. It should be noted that work is currently ongoing to refine and revise the technical and provisioning/costing basis for BEG power station decommissioning (both AGR and PWR). These works will be completed in October 2005.

Liability for decommissioning

We have an obligation under our nuclear site licenses to decommission our stations at the end of their useful life. The estimated undiscounted costs of decommissioning our AGR and PWR stations are £5.6 billion. For further details, see Note 8 of our audited consolidated financial statements. Prior to the Restructuring certain of the decommissioning liabilities were covered by arrangements with the NDF to which we made contributions pursuant to the terms of the Nuclear Decommissioning Agreement which was entered into on March 29, 1996.

Following the Restructuring the Nuclear Decommissioning Agreement has terminated, the Nuclear Liabilities Funding Agreement and Contribution Agreement have become fully effective and the NDF has been enlarged into and renamed the NLF.

Nuclear Liabilities Fund

Under the terms of the Restructuring, the NLF will, subject to certain exceptions, fund certain of our qualifying uncontracted nuclear liabilities (i.e. all those nuclear liabilities for which there is currently no contract in place) and the costs of decommissioning our nuclear power stations. The NLF is funded by contributions from us and the Government has agreed to fund the qualifying decommissioning costs and qualifying uncontracted liabilities to the extent that they exceed the assets of the NLF. To the extent that there are any surplus funds in the NLF, this amount will be paid to the Government. In addition to the issue of £275 million of New Bonds to the NLF, we make the following contributions to the NLF:

•	fixed decommissioning contributions of £20 million per annum (indexed to RPI but tapering off as our nuclear power stations are currently scheduled to close);

•	£150,000 (indexed to the RPI) for every tonne of uranium in the fuel loaded into Sizewell B from the Effective Date of the Restructuring; and

•	The NLF Cash Sweep.

The trustees of the NLF will have the right from time to time to convert all or part of the NLF Cash Sweep into our convertible ordinary shares. On a full conversion the NLF would hold up to 65 per cent. of the thereby enlarged share capital of the Company. These shares will be subject to certain voting restrictions, so that, for so long as the shares are held by NLF, they will be non voting to the extent they would otherwise carry more than 29.9 per cent. of our voting rights. The convertible ordinary shares will convert into New Shares automatically on transfer by the NLF to a third party but will not otherwise be convertible at the option of the NLF. There are certain restrictions on the manner in which the NLF may convert its NLF Cash Sweep Payment or dispose of any of its shares. For further information see Item 4—The Restructuring—The Nuclear Liabilities Fund.

COAL FIRED GENERATION

Eggborough Power Station’s operating regime

We acquired EPL, the owner of the Eggborough power station, from National Power (now RWEnpower) in March 2000. This purchase was re-financed by a project finance loan of £550 million entered into on July 13, 2000 pursuant to which the Eggborough Banks were granted security. As part of the Restructuring, the Eggborough Banks continue to have security over, among other things, the shares in EPL and the Eggborough power station and have an option to acquire Eggborough power station either through a share or asset purchase in 2010 (or earlier if there is an event of default).

Eggborough power stations continues to be operated by our subsidiary EPL. Output from Eggborough was 2.5 TWh for the period after the Restructuring Effective Date and 5.1 TWh for the period prior to it, a total of 7.6 TWh, for the year ending March 31, 2005 compared with 7.6 TWh and 5.7 TWh for the respective preceding years. The Eggborough power station’s output level is influenced by a number of factors including the market price of coal, carbon, electricity and our contracted trading position, and by relevant environmental legislation (the influence of relevant environmental legislation will significantly increase over time).

Being coal-fired, Eggborough power station produces emissions containing CO2, sulfur dioxide (“SO2”) and nitrogen oxides (“NOx”), and therefore its future output will be affected by the impact of two important environmental initiatives which seek to limit these emissions namely, the ETS and the LCPD, which are discussed in the paragraph below headed “Legislation affecting the Eggborough Station’s output”.

Eggborough power station consists of four generating units with a nominal capacity of 500 MW per unit and is operated at various levels, rather than at constant levels in the manner of our nuclear stations. Decisions over when to operate the units at Eggborough depend primarily on the revenue that can be earned from electricity sales and the cost of operation. The main variable cost is the market price of coal.

In recent outages evidence of turbine blade cracking was found in inspections of two units. With minor repairs to one unit, and modification of the second during the current outages, these units should be returned to service shortly at slightly reduced output. The inspection of a remaining similar turbine on a third unit should also be completed shortly.

Coal for the Eggborough Station is procured from a variety of suppliers. The aim is to secure the majority of anticipated requirements up to a year ahead. Exposure to movements in coal market prices is hedged through using a mixture of fixed and floating price contracts and other financial instruments related to coal price. A mixture of both UK and imported coal is used and the coal is generally delivered by rail freight directly to Eggborough.

The capability has been developed at Eggborough for co-firing coal with various forms of organic material (“biomass”) which qualify for co-fired Renewable Obligation Certificates (“ROCs”).

We own an ash disposal site at Gale Common, close to Eggborough power station, which is used for the disposal of ash produced by the Eggborough Station and the nearby Ferrybridge power station, which is owned by a subsidiary of Scottish and Southern Energy plc. For further information relating to

Gale Common, see Item 3—Risk Factors, the risk beginning “Our right to title to certain ash and water pipelines which benefit Gale Common ash disposal site near Eggborough power station is not registered with the Land Registry”.

Investment in the Eggborough Station

In response to recent developments in relation to the regulation of emissions, details of which are set out in the paragraph below headed “Legislation affecting Eggborough Power Station’s output”, we have fitted two of the four generating units with flue gas desulfurisation (“FGD”) equipment. Remedial works have now been completed to address a performance problem which emerged during commissioning tests in 2004, and further testing of the plant is in progress. This equipment is designed to reduce emissions of SO2 to the atmosphere from the units which have been fitted with FGD by approximately 90 per cent.

As part of the Restructuring, there are limits on the funding of Eggborough power station. Any investment outside these limits requires the approval of the holders of the New Bonds. We are also contractually committed to certain capital investments to improve the Eggborough power station’s performance and reliability.

Applications for Restrictions on Mining

Eggborough power station does not enjoy a protected right of support. As a result, there is presently no restriction on coal mining taking place in circumstances whereby the stability of Eggborough power station could be affected. We have tried, unsuccessfully, to negotiate an acceptable pillar of support agreement with UKC who hold a license from the Coal Authority to mine coal and undertake mining operations in the vicinity of the station.

If UKC were to mine under or in proximity to Eggborough power station in circumstances affecting its stability, then extensive liabilities would fall on UKC pursuant to the Coal Mining Subsidence Act 1991. Under this Act, the coal operator is required to carry out remedial works and/or make payments for the consequences of the mining damage.

An application submitted by us to the Secretary of State pursuant to the Mines (Working Facilities and Support) Act 1966 for restrictions to be imposed on the working of minerals under part of land affecting Eggborough power station, and land adjacent to it was unsuccessful.

As a consequence, the stability of Eggborough power station may be adversely affected if UKC were to mine under or in proximity to it. If this were to occur, it may not be possible to continue the operation of Eggborough, or substantial repairs could be required. For additional information, see “Item 3—Risk Factors—we do not currently own the rights of support for the land under the Eggborough Power Station”.

Legislation affecting Eggborough Power Station’s output

The ETS and the revised LCPD are major environmental initiatives which will have an important impact on the Eggborough Station as they seek to reduce CO2, and SO2, NOx and particulates. The ETS commenced on January 1, 2005. The main provisions of the revised LCPD which limit emissions are due to become effective on January 1, 2008 and will restrict further the limits of permitted emissions.

ETS

Combustion installations with a rated thermal output in excess of 20 megawatts (excluding hazardous or municipal waste installations) require a Greenhouse Gas Emissions Permit (an

“Emissions Permit”). Under an Emissions Permit, a combustion installation is allocated CO2 emissions allowances (“ETS Allowances”). From January 1, 2005 onwards, each combustion installation must begin monitoring CO2 emissions and must submit ETS Allowances equal in amount to its actual annual reportable emissions of CO2 by the date falling four months from the end of the year in which such emissions arose. In any year, a combustion installation’s emissions of CO2 may not exceed its ETS Allowances for such year unless it has purchased additional ETS Allowances to cover such excess emissions (in principle, ETS Allowances should be tradable across all EU member states, enabling those operators with a surplus of allowances to sell to those with a shortfall).

Eggborough power station has an Emissions Permit and was allocated ETS Allowances equating to 4.54 million tonnes of CO2 emissions in each of the calendar years 2005, 2006 and 2007 according to the final National Allocation Plan (“NAP”) published by the Government and approved by the European Commission. This is equivalent to the level of emissions associated with electrical output of approximately 5.4 TWh in each such year. Additional allowances will need to be acquired if the Eggborough power station is to continue to generate electricity at 2004/05 levels.

The basis for the allocation of ETS Allowances in the second phase of the ETS (this relates to the period from 2008 to 2012) has yet to be determined by the Government.

LCPD

The LCPD seeks to reduce the emissions of certain pollutants (namely NOx, SO2 and particulates) into the air from large combustion plants. By January 1, 2008, EU member states must achieve significant emissions reductions in one of two ways:

•	ensuring that all permits for the operation of existing plants contain conditions securing compliance with the Emission Limit Values (“ELVs”) established for new plants; or

•	ensuring that existing plants are subject to a National Emission Reduction Plan (“NERP”).

The ELV approach involves setting emission rate limits for individual plants, for SO2, oxides of nitrogen and particulates for a given period which cannot be exceeded without breaching their permit. In comparison NERP involves the reduction of total emissions of SO2, oxides of nitrogen and particulates for the EU member state concerned, referenced to the levels that would have been achieved by applying the same rate limits as under ELVs to existing plants in operation in the year 2000, on the basis of each plant’s actual annual operating time, fuel used and thermal output averaged over the last five years of operation up to and including 2000. Provided that the total amount allocated to an EU member state is not breached, an EU member state has some flexibility in how it introduces NERP. For example, while each plant may be subject to limits under NERP, it may allow its plants to trade their allocation amongst other plants in that same EU member state. However, a member state’s flexibility under NERP will always be limited by the limits set under the pollution, prevention and control regime, the fact that the LCPD provides that the closure of plants included in the NERP shall not result in an increase in the total annual emissions from the remaining plants covered by the plan, and the fact that the requirements of the LCPD under a national plan approach need to be met on a calendar basis (this therefore, removes the possibility of banking or trading allowances across the years).

The Government has sought clarification from the European Commission on a number of matters and has delayed its decision on how the LCPD will be implemented. These matters are firstly, whether a plant will be treated as being a whole station, or an individual generating unit, in which case Eggborough power station’s four units would be treated as separate plants. Secondly, the Government has proposed implementing a hybrid NERP/ELV solution where large power stations, such as Eggborough, would be subject to rate limits for future emissions. As at the date of execution of this report, the Government has not provided any further guidance on application of the LCPD in the UK.

Plant owners have the option to “opt-out” of the LCPD in which case they will be permitted to run plants for a total of 20,000 hours between January 1, 2008 and January 31, 2015, subject to additional regulations imposed by the EA. Given the uncertainty on the key issues, the Government has provided further instruction that plant that is opted out by June 30, 2004 can be opted back in prior to December 31, 2005. British Energy has therefore chosen to conditionally opt-out its two non-FGD units, the conditionality relating to i) the choice to opt back in prior to the December 31, 2005 deadline and ii) whether a plant is treated as being a whole station, or an individual generating unit (if the former is the case the two-unit opt-out would be deemed invalid and those two units would be opted back-in again (subject to the consent of the Eggborough Banks holding 66 2/3 per cent. of the debt under the Amended Credit Agreement (such consent not to be unreasonably withheld or delayed)).

The final details of the implementation of the LCPD may affect the level of generation from the Eggborough power station and other fossil fuel plants in the future.

Other legislation

Limits on the emissions of pollutants may also be imposed in permits issued by the EA and it is possible that stricter limits could be imposed than under the LCPD and ETS. This is because the EA are required to implement the LCPD and ensure that in doing so the National Emissions Ceiling Directive is not compromised. In addition, the EA has to take into account the requirements of the Integrated Pollution, Prevention Control Directive in 2006 and also the National Emissions Ceiling Directive, the Habitats Directive and the Water Framework Directive requirements in setting permit conditions going forward.

ELECTRICITY SALES

Role of trading

We have continued to follow a prudent trading strategy, in line with commitments made in November 2004, to reduce the Group’s exposure to potential falls in the market price of electricity. Our routes to market include direct sales to industrial and commercial customers, contracting in the wholesale market, together with sales of balancing and ancillary services to National Grid Transco (the operator of the electricity transmission network) (“National Grid Company”). We also sell forward in order to manage the risks of short to medium price volatility in wholesale market prices and because there is insufficient liquidity in the short term markets alone for us to be sure that we would be able to sell our generation at an acceptable price. This approach does however reduce in the medium term the benefit we receive from wholesale electricity prices rising.

As at March 31, 2005, fixed price contracts were in place for approximately two-thirds of planned output for the fiscal year 2005/06 at an average contracted price of £26.4/MWh. As at June 30, 2005, fixed price contracts were in place for approximately three-quarters of planned output for the fiscal year 2005/06, at an average contracted price of £29.8/MWh. We intend to progressively close our exposure to market prices for 2005/06 and to build our hedge position for 2006/07 subject to the limits on trading collateral.

Market Conditions

Electricity prices in the UK wholesale market reached all time highs during 2004/05, driven up by high oil and gas prices and concerns in the market over the ability of gas supplies to meet demand at peak times. Both spot and forward electricity prices have also been very volatile throughout the year.

Gas prices continue to be a key influence on the electricity market, and electricity prices have mirrored movements in gas prices through the year. In fall 2004, the National Grid Company highlighted a risk that there might be insufficient gas to meet power station demand in the event of a cold winter. This contributed to a sharp rise in gas and power prices for winter 2004/05 and winter 2005/06. Although temperatures in winter 2004/05 were above the long term averages, and it was the warmest January since 1990, relatively cold weather at the end of February, coupled with reduced gas supply, triggered exceptionally high spot prices for both gas and power. Worldwide demand for coal has remained strong, keeping coal prices in the range $60-80/tonne for delivery to European ports.

The forward price for annual baseload electricity for 2005/06 delivery rose from around £24.5/MWh in March 2004 to over £35.0/MWh by the end of March 2005, an increase of over 40 per cent. As mentioned above, concerns over a potential shortfall in winter peak gas supply contributed to a rise in the price for delivery for the year from October 2005 to over £37.0/MWh in early October 2004. As of June 30, 2005, the annual prices for delivery from October 2005 had subsequently risen to over £49.0/MWh.

On January 1, 2005, the ETS came into effect. From that date, all installations covered by the scheme must have a permit to emit greenhouse gases and will be required to submit allowances on an annual basis to cover their emissions of carbon dioxide. The initial allowances have been allocated by the Government according to a National Allocation Plan which has been approved by the European Commission. The market price of allowances has risen since the beginning of 2005, and reached over €15/tonne of carbon dioxide at April 30, 2005 and €25/tonne at June 30, 2005, increasing the cost of marginal coal and gas generation.

The wholesale market

We are active in the over-the-counter market as well as negotiating structured contracts on fixed or indexed price terms. Over-the-counter transactions include both futures and options on electricity as a hedge against adverse market price movements in the short to medium term. Trading in products which may be regarded as regulated investments is carried out by our trading subsidiary, British Energy Trading Services Limited (“BETS”) as agent and arranger for BEPET. BETS is regulated by the Financial Services Authority in respect of these activities.

Short term trading is carried out via the Amsterdam Power Exchange (UK) Limited (“APX”) which provides an anonymous electronic trading platform and clearing and notification service for electricity futures and spot trades for individual half-hour periods. We primarily use APX as a means of balancing our within-day physical position by either buying or selling to compensate for differences between our notified contractual position and planned generation and forecast supply.

Our ability to utilize the wholesale market as a route to market is affected by the strength and depth of the market, see risk Item 3—Risk Factors: “Lack of liquidity in the wholesale market may adversely affect or require us to alter our trading strategy”.

Trading Development Program

Following a comprehensive review of our trading capabilities, we have now completed our Trading Development Plan. As a result of the program we have strengthened key skills by the recruitment of experienced staff, in particular in the areas of trading finance and risk management. We have developed sophisticated plant performance and reliability models to assist in decisions over the optimum running of our plant and improved risk monitoring policies and procedures. We have also made major changes to develop communications and interface arrangements between our generation, trading and direct supply activities to enhance business performance.

Direct supply business

Volume equivalent to almost half of our generation was sold directly to industrial and commercial customers in 2004/05. Total direct sales were 31.4 TWh, up 7 per cent. from 29.1 TWh in 2003/04. We now have over 2,000 customers and are supplying over 15,000 sites across Great Britain. We have continued to hold number one ranking in the quarterly customer satisfaction survey of industrial and commercial customers carried out by the Energy Information Center, a position we have now held for over five years. We have also regained top ranking for customer satisfaction in Datamonitor’s six-monthly survey, reported in March 2005, against strong competition from other suppliers. The direct sales business was transferred to a new subsidiary company, BEDL, on April 1, 2005. BEDL is licensed to supply non-domestic customers throughout Great Britain.

Arrangements in Scotland

Until April 1, 2005 there was no wholesale market in Scotland. Prior to that date we sold all the output from our Scottish nuclear power stations to Scottish Power and Scottish and Southern Energy under the terms of the Nuclear Energy Agreement (“NEA”), which was originally entered into in 1990 and subsequently amended, most recently, on July 15, 2002. Under the revised terms of the NEA, Scottish Power and Scottish and Southern Energy purchased the electricity generated by our Scottish power stations from us at a price linked to market prices and terms for the supply of base load energy in England and Wales.

On April 1, 2005, the British Electricity Trading and Transmission Arrangements (or “BETTA”) were brought in to extend the existing market arrangements for England and Wales to include Scotland. Under BETTA, the National Grid Company has responsibility for operating and balancing the transmission system across Great Britain. Revised charging arrangements for access to the transmission network were also introduced at the same time. The NEA came to an end when BETTA was implemented.

Collateral

Our electricity contracts give rise to the need for us to provide credit support in the form of cash collateral. In respect of trades in the wholesale market, this is requested by counter-parties to ensure that, should the contracts terminate early for whatever reason, there are sufficient funds available to reimburse the costs they may incur in replacing the terminated transactions in the open market. Credit support is also required to ensure that there are sufficient funds available to cover balancing, transmission, distribution and other similar costs and charges.

Our industrial and commercial customers do not require us to provide collateral. However, collateral is required by transmission and distribution network operators in order to cover liability for their charges.

REGULATION

Introduction

Our participation in the electricity industry in Great Britain (being England, Scotland and Wales, but excluding Northern Ireland), through a variety of routes, and the nature of the bulk of our electricity generation being by nuclear power reactors means that we are a highly regulated business. In addition to the safety, competition, health and environment legislation which typically applies to a conventional power generation business, we are also subject to extensive safety, health and environmental constraints which apply solely to the operators of nuclear power plant, for example, the Nuclear Installations Act 1965 and the Radioactive Substances Act 1993. These regulatory regimes are described below in the paragraph below headed “Regulation of the UK nuclear generation industry”.

Regulation of the electricity industry

Key legislation

The framework for the economic regulation of the electricity industry in Great Britain is set out in the Electricity Act 1989 (“Electricity Act”) which was amended by the Utilities Act 2000 (“Utilities Act”) and the Energy Act 2004 (“Energy Act”).

GEMA was established by the Utilities Act. GEMA’s functions under the Electricity Act which are largely carried out by OFGEM include granting licenses to generate, transmit, distribute or supply electricity; enforcing compliance with license conditions; administering funds generated by the English and Scottish Renewables Obligation Certificates (described in the paragraph below headed “Renewables Obligations”); and setting standards of performance for electricity licensees. The Electricity Act requires GEMA and the Government to exercise their functions under the Act in the manner which they consider is best calculated to protect the interests of consumers present and future, wherever appropriate by promoting effective competition.

Regulatory developments

On July 22, 2004, the Energy Act received Royal Assent. It provides the framework for the establishment of the NDA launched on April 1, 2005 to manage the decommissioning of the United Kingdom’s nuclear legacy as well as the development of offshore wind and other marine renewable energy sources outside territorial waters. The Energy Act further provides for the implementation of BETTA which was brought into effect on April 1, 2005 and had the effect of extending the market arrangements already applicable in England and Wales to Scotland and creating a single wholesale electricity market for Great Britain. These new arrangements have created a much larger market for our Scottish generation due to the ending of the NEA, under which all of our Scottish generation was sold to Scottish Power and Scottish and Southern Energy. However, the termination of the NEA also means a loss of the guaranteed market for the output of our Scottish stations and other routes to market for this output are now being used.

Licenses

Electricity generation licenses

Unless covered by exemption, all electricity generators operating a power station in the UK are required by the Electricity Act to have a generation license. Generation licenses in Great Britain are granted by GEMA and impose certain conditions on licensees. The majority of these are set out in standard license conditions and apply to all generation license holders. The conditions attached to a generation license require the license holder, amongst other things, to comply with the Balancing and Settlement Code (“BSC”), the Grid Code and the Connection and Use of System Code (“CUSC”). BEG was granted a generation license by the Director General of Electricity Supply (GEMA’s predecessor) which came into effect on April 1, 1996. This license was then amended and restated by a licensing scheme made by the Secretary of State on September 28, 2001. Subject to provisions within the Electricity Act, GEMA may modify the standard conditions of any license type. Failure to comply with any of the generation license conditions may subject the licensee to a variety of sanctions, including enforcement orders by GEMA, the imposition of monetary penalties or license revocation if an enforcement order or payment of a monetary penalty is not complied with.

Electricity supply licenses

Subject to minor exceptions, all electricity consumers in the UK must be supplied by a licensed supplier as provided for by the Electricity Act. Licensed suppliers purchase electricity and make use of the transmission and distribution networks to achieve delivery to customers’ premises. Licenses impose certain obligations on licensees. The majority of these obligations are set out in Standard Licence Conditions (“SLCs”).

SLCs are split into four distinct parts not all of which are applicable to all supply license holders. The license deals with general obligations and requires the holder, amongst other things, to comply with the BSC, CUSC, Grid Code and Master Registration Agreement (the agreement to which all licensed suppliers and distribution businesses are parties and which is concerned with retail customers changing their suppliers).

We currently hold one supply license through which we supply our large industrial and commercial customers in connection with our direct supply business. We are not licensed to supply to domestic customers.

Approval of State Aid

On September 22, 2004, the European Commission advised the Government that insofar as the restructuring plan notified by the Government on March 7, 2003 under Article 87(3) of the EU Treaty involved the grant of State Aid, such State Aid was compatible with the common market. The European Commission’s decision was subject to certain conditions. These conditions included, amongst others, a requirement that we separate our direct supply business from other generation and trading businesses by April 1, 2005. This has been completed, and the transfer of our direct supply business from BEG to BEDL, was effected by April 1, 2005. A further requirement of the conditions to the grant of State Aid was to consolidate our nuclear generation activities into a single subsidiary. This was effected by July 1, 2005. For additional information see Item 4—Recent Developments.

Renewables Obligation

One of the ways in which the Government is seeking to increase the proportion of electricity generated from renewable sources is by the introduction of the Renewables Obligation (the “Renewables Obligation”). The Renewables Obligation on licensed electricity suppliers to source a proportion of their total electricity requirements from eligible renewable sources or to contribute through a buy-out payment came into force in April 2002. The amount of the Renewables Obligation increases from 3 per cent. in March 2003 to 10.4 per cent. in March 2011. As we are a licensed electricity supplier, we are subject to the Renewables Obligation in respect of sales through our direct supply business.

Each MWh of “electricity” produced by an accredited renewable generator earns a ROC or, in Scotland, a Scottish Renewables Obligation Certificate (“SROC”). These certificates can be sold or purchased independently from the electricity to which they relate and a supplier can meet its renewables obligations by submitting equivalent ROCs/SROCs for the prescribed percentage of electricity supply or by making a buy-out payment to GEMA (for 2004/05 set at £31.39/MWh and adjusted annually to reflect changes in the RPI) or a combination of both.

The Renewables Obligation is designed to incentivize electricity suppliers to acquire a sufficient number of certificates to meet their total requirements, rather than making buy-out payments which are then distributed by GEMA (with interest accrued) to suppliers who have submitted ROC/SROCs in compliance with the Renewables Obligation.

In 2003/2004, the Renewables Obligation in respect of our direct supply sales business was 1,078,225 MWh (at the time of publication, OFGEM have not published a comparable figure for 2004/05). This was met through a combination of ROCs, SROCs, and contributing to the buy-out fund.

The cost of meeting the Renewables Obligation is recovered from customers through their bills. For 2004/5 the amount of the obligation was 4.9 per cent. and the buy-out payment was £31.39/MWh.

Climate change levy

The Climate Change Levy (“CCL”), introduced in April 2001, aims to encourage the efficient use of energy and to reduce CO2 by around 5 million tonnes a year from 2001 levels by 2010. The CCL benefits qualifying renewables generators because energy acquired from renewable sources is exempted from the levy.

Our nuclear stations and the Eggborough power station do not qualify as renewable or Combined Heat and Power generators for the purposes of CCL. All suppliers are required to collect the CCL from their business customers and to pass this to HM Revenue and Customs every quarter.

Regulation of the Eggborough Power Station and Gale Common

Key legislation

We are subject to numerous environmental regulations with respect to our ownership and operation of the Eggborough power station and the Gale Common ash disposal facility (the “Gale Common Facility”) located not far from Eggborough power station.

A system of Integrated Pollution Control (“IPC”) for power stations was introduced under the Environmental Protection Act 1990 for which the EA has responsibility for enforcement. The EA’s IPC authorizations require power stations to use ‘Best Available Techniques Not Entailing Excessive Cost’ to prevent or, where that is not possible, to minimize their emission of certain pollutants.

The Pollution Prevention and Control Directive was implemented in the UK on May 1, 2004 by the Pollution Prevention and Control Regulations and will modify the IPC regime, in relation to noise, waste minimization and energy efficiency, amongst other areas. Applications for authorization under the new Pollution Prevention and Control Regulations must be submitted to the EA by March 31, 2006 for the Eggborough power station and by March 31, 2007, for the Gale Common Facility.

Disposal of ash to the Gale Common Facility is governed by the Landfill (England and Wales) Regulations 2002, the Pollution Prevention and Control Regulations and hold two waste management licenses which are regulated by the EA.

More generally, we are also subject to the Water Resources Act 1991 which governs water pollution and requires persons who have knowingly permitted water pollution to carry out remediable works and the EU Environmental Liability Directive which is aimed at the prevention and remedy of environmental damage to water, land and bio-diversity, and is based on the principle that the polluter should bear the cost of damages caused to the environment or of measures to prevent imminent threat of damage.

Environmental management

We have a comprehensive environmental management system in place for Eggborough power station which is accredited by Lloyds Register Quality Assurance to international standard ISO 14001, a standard which demonstrates our continued commitment to the prevention of pollution and recognizes our environmental performance.

EPL is also a member of the Joint Environmental Program, a research initiative funded by eight of the major fossil fuel power station operators in the UK, whose objective is to increase our knowledge of the impact that the production of electricity from fossil fuels has on the environment.

In 1994, we carried out a comprehensive Environmental Effects Evaluation covering emissions to air, land and water from our nuclear stations. Since this time, we have periodically updated the evaluation as part of our efforts to develop an effective environmental management system.

Regulation of the UK nuclear generation industry

Key legislation

The principal areas of nuclear safety and security regulation in the UK (except for Northern Ireland) cover the construction, operation and decommissioning of nuclear installations and the protection of workers and the public against ionizing radiations. The principal regulating provisions are the NIA, the Ionizing Radiations Regulations 1999 (“IRRs”) and the Anti-Terrorism Crime and Security Act 2001 (“ATCSA”).

Environmental regulation of the nuclear industry covers the disposal of radioactive waste including discharges to the environment under the Radioactive Substances Act 1993 (“RSA”). Regulation of the transport of radioactive material is the subject of the Radioactive Material (Road Transport) Act 1991, (“RMRTA”).

The nuclear generation industry is also subject to the same regulations as other generators as regards non-nuclear aspects of health and safety and environmental protection, in particular under the Health and Safety at Work Act 1974 (“HSWA”), the Environmental Protection Act 1990 (“EPA”), the Water Resources Act 1991, the Pollution Prevention and Control Act 1999 and in Scotland, the Control of Pollution Act 1974.

Nuclear site licenses

Under UK law, and in particular the HSWA, employers are responsible for ensuring the safety of their workers and the public. This responsibility is reinforced for nuclear installations by the NIA which establishes a nuclear licensing regime controlled by the HSE. The licensing function is administered on HSE’s behalf by the NII. Operation of a nuclear plant is governed by the nuclear site license and the license conditions which are attached to it and apply to the whole plant through its life cycle, up to and including decommissioning.

Before a nuclear site license is granted, the NII must be satisfied as to the safety of the operation and eventual decommissioning of an installation, and the ability of the applicant to understand and meet its obligations. Prospective licensees will be assessed under three broad areas: organization of applicant and measures to discharge license obligations; location and security of site; safety of the site’s design, its manufacture, installation, commercial operation and maintenance. The safety of the installation is demonstrated through a written safety case and the applicant also documents the arrangements for the management of safety which the NII assesses prior to granting a license. Modifications to the original safety case are managed through arrangements which ensure that significant changes cannot be made if the NII objects. All of our nuclear power stations hold nuclear site licenses. The conditions to the licences are contained within the schedules to the license and are standard to all licenses.

The NII’s regulatory approach to safety involves defining levels of tolerable risk. Activities above the level of tolerability are not normally permitted. Tolerable risks must be reduced to a level which is as low as reasonably practicable (“ALARP”). The ALARP principle has been embodied in a set of safety assessment principles which the NII uses as a basis for assessing safety cases.

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

There are nuclear site license conditions requiring the licensee periodically to shut down the reactor to carry out inspections and maintenance (statutory outages), particularly in respect of the reactor core and other plant that cannot be accessed whilst operating, and to review and reassess the safety case for the plant. Statutory outages take place at intervals of up to three years for an AGR and up to eighteen months for a PWR. Before consenting to the reactor restarting, the NII has to be satisfied that, based on the previous operating experience and the condition of the plant, there is an adequate safety case for the operation of the plant for the next period. This may require enhancement of the safety case to justify continued operation.

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

The NII on behalf of the HSE regulates conventional and nuclear safety. Its enforcement powers include the service of improvement notices, prohibition notices and prosecutions. The NII regulates under the nuclear site licenses through the use of directions, specifications, notifications, consents, approvals and agreements. In addition to the ability to prevent a reactor restarting following a planned outage, the NII may also direct a licensee to shut down a nuclear reactor.

Under our nuclear site licenses, we are also required to carry out a PSR to review the safety case for each of our stations once every ten years to demonstrate that it is safe to operate the relevant reactors for the next ten years, taking into account current safety standards, the operational history and the effects of plant aging. Further details of the PSR are set out below in the paragraph below headed “Periodic Safety Reviews”. Nuclear site licenses for each of our nuclear power stations are held by BEG.

Safety management

In accordance with its site license, each nuclear power station has established a NSC to provide independent advice to the licensee on significant nuclear safety issues. The NSC consists of senior company personnel with knowledge of, and responsibility for, nuclear safety and the relevant station director and external appointees who have significant experience in the nuclear industry. The NII approves the terms of reference of each NSC, which determines the matters to be referred to it, and has a power of veto on any appointment to a NSC.

License condition on organizational change

In March 2000, the NII added a new condition to the standard nuclear site license, thereby bringing changes to organizational structure and resource directly within the licensing regime so far as they affect nuclear safety. We have site license compliance arrangements in place to address the new license condition and to manage organizational changes which may affect nuclear safety, such as the creation of new station posts, reductions in manpower or outsourcing of functions.

Nuclear liability under the Nuclear Installations Act

The NIA provides that the licensee of a nuclear site has a duty to ensure that no occurrence involving either nuclear material or ionizing radiations causes personal injury or damage to property other than property of the licensee, or other property which is on the site and is used in connection with the operation of the nuclear installation. The licensee is liable for a breach of this duty irrespective of fault and we currently maintain insurance in relation to this risk.

Under the NIA, our liability to pay compensation for a breach of this duty is currently limited to £140 million per occurrence (excluding interest or costs). The NIA requires the licensee to make provision, by insurance or such other means as the Government may approve, for sufficient funds to be available at all times to ensure that duly established claims are satisfied up to £140 million per site in respect of each of the periods of the licensee’s responsibility specified in the NIA. The NIA also requires that the Government will make available such sums (in addition to insurance or other funds which may be available from the licensee) as may be required to ensure that all duly established claims (excluding interest or costs) in respect of any occurrence are satisfied, up to 300 million special drawing rights (equivalent to approximately £240 million). A claim for compensation which is not satisfied out of this sum may, under the NIA, be satisfied by the Government to such extent as it may determine. The Secretary of State may direct the licensee to begin a new period of responsibility in the light of previous occurrences or claims thereby requiring the licensee to re-instate any provision that may have been reduced as a result of claims following an occurrence.

It is likely that these thresholds will increase in the near future. On February 12, 2004, the Government signed a Protocol to amend the Paris Convention on Third Party Liability in the Field of Nuclear Energy, 1960 and the Supplementary Brussels Convention, 1963 which together increase the limit of liability of nuclear operators to a minimum of €700 million; the liability of the Government to €500 million ; and the liability of the pool of funds contributed to by contracting parties to the Brussels Convention to €300 million. The Government has indicated its intention to ratify the relevant amendments by the end of 2006. Total compensation available under the revised regime will be a minimum of €1.5 billion, a four-fold increase. In addition, the definition of nuclear damage will be expanded to allow a broader range of damage to be compensated, including economic loss and the costs of preventive measures. Following ratification of the Protocol, the NIA will be amended. The Directors believe that the insurance market will have sufficient capacity to offer cover for these liabilities (and are aware that the costs of insurance will increase in line with the increases in liability resulting from the intended amendments to the NIA described above) arising to a nuclear operator and intend to maintain such insurance following implementation of the Restructuring. See Item 3—Risk Factors, the risk beginning “The amount of insurance cover we are mandatorily required to maintain”.

Health and safety

Operators of nuclear power stations must comply with the strict limits set out in the IRRs which lay down basic safety standards for the protection of the health of workers and the general public against the dangers arising from ionizing radiations.

Periodic Safety Reviews

The adequacy of the safety case for each power station is confirmed at each statutory outage, at which point the NII reviews the operating performance of the station and the examination, maintenance, inspection and testing that we have carried out on the plant. Prior to consenting to the nuclear reactor restarting, the NII must be satisfied that there is an adequate safety case for the operation of the plant.

In addition to the ongoing monitoring, pursuant to a condition of our nuclear site licenses, a PSR is required at each nuclear power station, at intervals of not more than ten years, to review the safety case for continued operation for the next ten years taking into account operational history, plant aging and current safety standards. The nuclear power station’s commercial viability may be significantly eroded if we fail to convince the NII of the adequacy of the safety case. The scope and timing of the PSR is agreed between the NII and the licensee.

Once the timing of the PSR is agreed the licensee carries out the review and submits its findings to the NII. The NII’s expectation from a PSR is that it will receive confirmation that safety structures, systems and components remain fit for purpose insofar as they are able to perform according to original design intent and that modern standards are achieved as far as reasonably practicable. The NII may require additional work to be carried out to demonstrate the adequacy of the safety case for continued operation and the progress of any such work will usually be monitored by the NII on an ongoing basis.

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

The next PSR of Hunterston B and Hinkley Point B is planned to be submitted to the NII in March 2006 at which time we will be required to confirm that all the recommendations arising from the previous PSRs of Hunterston B and Hinkley Point B have been implemented. The NII’s decision whether to agree continued operation of each nuclear power station is expected a year or so after these submission dates.

Public safety

Transport

The transport of all radioactive material, both waste and fuel, off-site must comply with the Department of Transport requirements under RMRTA and the HSE’s requirements under HSWA and ATCSA. The RMRTA regulates the transport by road of radioactive material. Under these Acts, the Government may regulate the packaging, labeling, consignment, handling, transport, storage and delivery of radioactive packages. The current regulations require certain consignments to be specifically approved by the Secretary of State for Transport.

Security

We operate in a world where we must be vigilant to security threats of all sorts in particular as a result of increased levels of terrorist activity internationally. Our operations are regulated and subject to audit by the OCNS which, in 2002, published its initial report after the terrorist attacks on the World Trade Center in New York on September 11, 2001, and must comply with the Nuclear Industries Security Regulations 2003 (the “NIS Regulations”) which are made under ATCSA and all directions made under that legislation. The NIS Regulations make provision for the protection of nuclear material, both on sites and in transit, against the risks of theft or sabotage, and for the protection of sensitive nuclear information, such as site security arrangements. The OCNS published its latest annual report (“The State of Security in the Civil Nuclear Industry and Effectiveness of Security Regulation April 2004-March 2005”) on July 25, 2005. The 2005 report contained recommendations and changes, some of which we will be developing with the OCNS over the coming months, along with other nuclear operating companies to consider the impact of the revised strategy on our security arrangements but it is likely to result in increased security costs.

In August 2004 the Uranium Enrichment Technology (Prohibition on Disclosure) Regulations 2004 came into force. These Regulations make it an offence to make an unauthorized disclosure of uranium enrichment technology. This technology is used in the civil nuclear industry and can also be used in to develop nuclear weapons. An Explanatory Memorandum, Regulatory Impact Assessment and Guidance for the regulations have been prepared by OCNS.

Through the Standing Committee on Police Establishments, OCNS reviews police numbers and deployment at licensed nuclear sites policed by the Civil Nuclear Constabulary (“CNC”) such as British Energy’s nuclear power stations.

The OCNS announced in summer 2004 that all the UK’s nuclear generating stations will benefit from an enhanced layer of security when armed response units are deployed during 2005/6. Powers to deploy these officers had been included in ATCSA. Until permanent deployment at each station armed tactical response units are on hand to familiarize staff and where required to respond to operational requirements. We believe that these new measures will add a prudent enhancement to the security measures already in place.

Our security arrangements are independently reviewed, and we remain confident that our security regime and processes are of a high standard. We are further enhancing our security arrangements to meet the increasing UK regulatory requirements and conform with Government guidelines. The reviews cover protective security-related compliance issues as well as compliance with legal requirements. Our security policy and our security risk management audit process are documented and subject to regular internal review and we consider we have effective systems in place to address security issues across a range of areas including personnel recruitment, information technology, physical security and health and safety. We make every effort to ensure that robust security management is achieved.

The needs of security have to take account of the need for information to be available for use, so in June 2004 OCNS published Guidance entitled “Finding a Balance”. Issue No.2 of this guidance was published in April 2005. It made no substantive changes to the previous Guidance, but it updated on the creation of the CNC (previously the United Kingdom Atomic Energy Authority Constabulary).

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

Safety performance

Under the terms of our nuclear site licenses, all incidents are required to be recorded and investigated and those of significance must be notified to the NII within defined time scales.

To aid public understanding of the safety significance of events at nuclear installations and their consequences, the International Atomic Energy Agency and the Nuclear Energy Agency of the Organization for Economic Co-operation and Development have developed the International Nuclear Event Scale which sets out various levels of incident increasing in seriousness from “1” (i.e. an anomaly beyond the authorized operating regime) to “7” (i.e. major accident with widespread health and environmental effects) and the criteria relating to each level.

Only events at level 4 and above involve a significant release of radioactivity off-site. There has never been an event at any of our power stations resulting in an exposure to radiation of a person on or off the site above the statutory exposure limits, or the need to consider countermeasures to protect the public off-site. No event has been rated higher than level 2 at any of our power stations (i.e. an incident with a significant failure in safety provisions but with sufficient defense in depth remaining to cope with additional failures or an event resulting in a radiation dose to a worker in excess of the statutory annual dose limit and/or an event which leads to the presence of significant quantities of radioactivity in the installation in areas not expected by design and which require corrective action).

There has been a reduction in the collective radiation exposure to our workers from 0.09 man Sv/reactor in 2003/2004 to 0.03 man Sv/reactor in 2004/2005. This figure represents approximately one twenty-fifth of the worldwide median of the operators contributing to information collated by the WANO and places the Company within the top 10 per cent. of performers in this respect.

We maintain an open culture that promotes the reporting of all accidents, including those where no injury actually resulted. In the year to March 31, 2005, our accident frequency rate was 0.22 lost-time accidents per 200,000 man-hours of operation, a decrease from 0.53 in the prior year.

The Royal Society for the Prevention of Accidents (“ROSPA”) has recognized our safety performance by awarding all of our eight nuclear stations (together with Eggborough power stations’s FGD project) with Gold Awards for achieving very high standards of safety in 2004/05. Gold Medal Awards were presented to two of our power stations for achieving continued safety performance over the last five years and six of our power stations were awarded the President’s Award for achieving Gold Awards for the last ten consecutive years.

NII safety management audit

In 1998, the Board announced its decision to reorganize the Group and, in particular, our two licensed subsidiaries, BEG and BEG (UK), to bring all eight UK nuclear power stations under one licensee, namely BEG. Following this decision, in April and May 1999, the NII carried out a major audit of the safety management arrangements in the central functions that support safety at the licensed sites. The report from this audit was published by the NII in January 2000, and included 103 recommendations to be addressed by both licensees. The NII expressed concern about the ability of BEG and BEG (UK) to maintain adequate levels of technical support in the future, the extended working time of technical staff, the levels of contractor support being used and the adequacy of the management of change arrangements. The NII confirmed that it was not concerned about the immediate safety of the power stations, but wished to ensure that BEG and BEG (UK) remained adequate nuclear licensees in the future. On July 1, 2005 our nuclear generation facilities were consolidated into BEG. See Item 4—“Information on the Company. The Restructuring—State Aid Restrictions on our ability to operate”.

As well as dealing with recommendations on an individual basis, four main processes were developed to deal with the NII’s main areas of concern. The processes covered; Management of Skills and Resources, Management of Work, Management of Contractors and Management of Change.

Since publication of the NII audit report in January 2000, we have worked to develop processes to address the NII’s concerns. Of the 103 recommendations, 84 have been fully cleared and require no further action, and the remainder, most of which are related to the main processes outlined above, are being monitored to confirm that the agreed resolution has been fully carried out. The majority of the remaining recommendations have now been passed to the NII for full ‘post-monitoring’ closure. The NII has been using the BEG and BEG UK management of the relocation of technical staff from Scotland to Barnwood as a test of whether the processes put in place to address the audit findings are working.

WANO

We are a member of WANO which is an international non-governmental organization comprising operators from more than 420 nuclear power plants in over 30 countries. WANO aims to maximize the safety and reliability of its members’ nuclear power plants. WANO undertakes a program of site evaluations with the intent of reviewing operations at each of our nuclear power stations every two years.

WANO also carries out corporate evaluations where ‘corporate’ means any part of the power plant organization which does not report directly to the station director. These evaluations provide an opportunity for members to be informed of how other members of WANO perform in relation to the question of corporate organization and how the member in question is performing against benchmarks called Performance Objectives and Criteria (“POs & Cs”) for operational nuclear power plant which WANO has developed over the years, which set the expectations of how the best performing utilities should perform. A subset of the POs & Cs has been developed as the basis for corporate reviews. At our request, WANO carried out a corporate review of BEG and BEG (UK) in July 2001, which was the first such review outside of North America.

Sizewell B hosted a WANO follow-up review in June 2005 when the WANO team leader indicated the long-standing trend in declining performance levels at the plant had been stopped and noted signs of visible improvement in most areas of previous concern.

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

Environmental regulation

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

All investigations of the British Energy nuclear power station sites to date suggest that with the historical exception of one site where a diesel spill has been the subject of extensive remediation, now complete, there are no significant bodies of contaminated land present as defined under UK law. In some instances limited amounts of radiological or non-radiological contamination have been found in underlying groundwater: in these instances expert assessments have suggested no need for remediation but have identified the need for long term surveillance. Networks of groundwater monitoring wells are currently being established at each of the nuclear power station sites in order to provide comfort on current conditions and against the possibility of future losses or migration from adjacent sites. These networks, now in place at five out of the eight sites, are expected to be complete by the end of 2006. Routine sampling will be maintained on such groundwater monitoring networks with data arising being reviewed against appropriate risk-based criteria prompting further expert review, investigation or intervention where appropriate.

Waste, emissions and discharges

The Radioactive Substances Act 1993 (“RSA”) governs the disposal of radioactive waste including radioactive discharges. Radioactive gaseous, liquid or solid waste may only be disposed of or moved off the site in accordance with authorizations granted under the RSA. To enable the re-licensing to BEG of the two nuclear stations in Scotland (previously licensed to BEG (UK) under the NIA), it was also necessary for the RSA authorizations in respect of the two Scottish stations to be transferred to BEG. This took place with effect from July 1, 2005.

In England and Wales, the EA regulates nuclear power stations and grants discharge authorizations under the RSA. In Scotland, SEPA regulates under the RSA. We have obtained all necessary consents and authorizations from the EA and SEPA for the disposal of radioactive waste and for discharges from our stations.

The EA is undertaking a review of BEG’s authorizations to discharge radioactive substances to the environment, regulated under the RSA. The revised authorizations, expected at the end of 2006, will lead to a reduction of many of the existing discharge limits and a range of new requirements including operational, maintenance and procedural refinements. The new limits and arrangements are not expected to affect the operational requirements of any of the power stations. We are in the process of preparing submissions to the EA to assist in the review process and have begun to prepare for the implementation of the new requirements. SEPA have already received submissions regarding the two Scottish power stations and are expected to complete their review on a similar timescale to the EA. The outcomes of the SEPA review are expected to be very similar to those of the EA.

The EPA provides for a waste management licensing regime and imposes certain obligations and duties on companies that produce, handle and dispose of non-radioactive waste. Separately, the IPC environmental authorization regime introduced in 1991 under the EPA provides an authorization regime for emissions which requires that a power station use the best available techniques (not entailing excessive cost) to minimize the emission of certain pollutants. The IPC is under a staggered process of repeal, to be replaced by a new Integrated Pollution Prevention and Control (“IPPC”) regime. The IPPC regime will combine the waste management and emission regimes and will impose progressively stricter requirements on power stations. It is expected to be fully implemented by 2007. The regulatory bodies under the new IPPC regime will remain the EA and SEPA.

Consumer information

In order to comply with one of the requirements of EU Directive 2003/54/EC, all electricity suppliers are required to provide information on the types of fuel that have been used to produce the electricity, to assist consumers in making informed choices about the environmental impact of the electricity they buy. This requirement is imposed by way of a new license condition which entered into force on March 18, 2005 although we have been disclosing fuel mix and other environmental information to customers since 2003.

Environmental performance

Our AGR and PWR Stations

The Center for Environment, Fisheries and Agriculture Science produces a “Radioactivity in Food and the Environment” report on behalf of the EA, SEPA and the Food Standards Agency which contains radiological monitoring data. The report shows that in 2002 radiation doses to the public resulting from our radioactive discharges to the environment were well below the national and international limits in all parts of the UK.

Both in England and Wales and in Scotland, compliance with radioactive discharge authorizations is assessed through returns made to the relevant regulator and a regular program of site inspections by the regulator.

None of our stations has ever been prosecuted for exceeding any of its authorized discharge limits for the disposal of radioactive waste. However, in 2003 BEG (UK) was prosecuted relating to the discharge of an Active Effluent Discharge Tank in October 2001 at Torness and was fined £15,000. On September 23, 2002 the EA issued an enforcement notice against BEG and Sizewell B for failing to maintain and keep in good repair the systems for managing relevant radioactive waste. This relates to alleged discharges of solid waste from two liquid radioactive waste systems. We cannot rule out further action being taken by the EA over this matter.

We have been served with a number of Enforcement Notices from the environmental regulatory authorities requiring improvements to plant and/or processes associated with environmental performance. In October 2003, the EA wrote to us highlighting a number of events that, in its view, indicated a serious shortfall in our compliance with, and understanding of, our environmental permits and environmental legislation. In December 2003, we responded to the EA setting out the actions that we intended to take to resolve the issues raised in their October 2003 letter. These included enhancing the level of station resource dedicated to environmental compliance. We continue to meet with the EA to review our environmental performance.

Eggborough Power Station and Gale Common

Every year we set environmental objectives and targets for Eggborough power station and the Gale Common facility. For 2003/04, we set twenty targets related to the key environmental policies as an integral part of the station’s business plan process and to ensure compliance with the requirements of ISO14001.

Along with other power station operators in the Aire Valley (the area in which the Eggborough power station is located), we monitor ambient air quality as part of a process agreed with the EA in order to meet the requirements of our IPC authorization. Results from this monitoring have all compared very favorably with the National Air Quality Standards which came into effect in April 2005 and UK Objective for the protection of human health.

We continue to play our part in creating and maintaining bio-diversity at the Eggborough power station and Gale Common through integrated Land Management Plans which we have developed with ADAS (a consultancy and research organization to land-based industries in the UK and abroad and formerly part of the Ministry of Agriculture, Fisheries and Food). The purpose of these plans is to protect and enhance the wildlife in, and conserve the local landscape and historical heritage of, the area in which we conduct our business.

PROPERTY, PLANT AND EQUIPMENT

Our properties consist of power stations and associated land and administrative offices, and various other properties (a small number of which are held pending disposal). We own the freehold (in England and Wales)/feuhold (in Scotland) to each of our eight UK nuclear power stations and one coal-fired power station as well as our corporate offices at Barnwood near Gloucester in England. We also lease our corporate headquarters at Livingston, together with offices at East Kilbride and Renfrew (all in Scotland) and London, England. During the year we sold our former headquarters building at Peel Park, East Kilbride (later renamed Orbital House) although we retained office space there under a lease back arrangement to accommodate certain administrative functions (see below for further details). Details of our power stations and offices are set out below:

Type	Type	Capacity (MW)	Location	Size (square feet) (approximate)
				(Principal Offices only)
Nuclear Power Stations:
Dungeness B	AGR	1,110	England
Hartlepool	AGR	1,210	England
Heysham 1	AGR	1,150	England
Heysham 2	AGR	1,250	England
Hinkley Point B	AGR	1,220	England
Hunterston B	AGR	1,190	Scotland
Sizewell B	PWR	1,188	England
Torness	AGR	1,250	Scotland
Coal-fired Power Station:
Eggborough	—	1,960	England
Principal Offices:
Systems House, Livingston	—	—	Scotland	24,150
Barnwood, Gloucester	—	—	England	307,341
Sheldon Square, London	—	—	England	6,043
Orbital House, East Kilbride	—	—	Scotland	11,489
Innovation House, Renfrew	—	—	Scotland	24,976

During the year we completed the sale of our Head Office at Peel Park in East Kilbride and our Head Office was transferred to its new location at Livingston, Scotland. A small number of staff remained at Peel Park under a ten year leaseback arrangement of part of the building and some self contained engineering support teams moved to an office in Renfrew. Power stations central support functions are being consolidated at our Barnwood office in Gloucestershire in order to improve their efficiency and focus on these support functions.

Following the sale of Peel Park, we have taken a 15 year lease of two floors of the office in Livingston with a ten year break option. We have also agreed to take a 12-24 month lease of one wing of the office in Renfrew and a long lease of a second wing until 2013 with a break option in 2009.

In connection with its privatization in July 1996, BE Ltd entered into a Property Clawback Deed with the Secretary of State. BE Ltd’s obligations under the Property Clawback Deed were assumed by us upon the Restructuring Effective Date. The Property Clawback Deed provides that in the event of the disposal (or a deemed disposal) of any property in which we had an interest as at March 31, 1996 (other than our power stations), the Government is entitled to 50 per cent. of any capital gain realized on the disposal in excess of £400,000 increased in accordance with RPI since April 1, 1996. Although the assessment has not been completed, we believe that no gain susceptible to the Property Clawback Deed was realized upon our sale of our office building at Peel Park. The Property Clawback Deed will cease to have effect from March 31, 2006.

Certain of our subsidiaries have granted security over their assets in order to secure the decommissioning default payments and related costs and expenses under the Contribution Agreement. For a discussion of the environmental aspects of our operations, see Item 4—Regulation.

Competition

Our generation competes in the wholesale market for electricity with other power stations, including other nuclear power stations, and a number of coal-, oil- and gas-fired power stations. Our major competitors in generation are E.ON UK, RWEnpower, EDF Energy, Drax Power, Scottish Power, Scottish and Southern Energy and BNFL. In addition, there are a large number of companies that own single power plants. Compared to nuclear power stations, coal-, oil- and gas-fired power stations are able to more easily adjust their output to take advantage of changes in market price, which in some situations may put us at a competitive disadvantage.

There has been some consolidation of supply businesses in recent years. Excluding British Energy, there are only six major suppliers in Great Britain: E.ON UK, RWEnpower, EDF Energy, Scottish Power, Scottish and Southern Energy and Centrica (British Gas). While we operate exclusively in the industrial and commercial sector, the other major suppliers also compete in the domestic retail sector. Gaz de France also competes in the industrial and commercial sectors.

On June 13, 2005 the European Commission announced an inquiry into competition in gas and electricity markets in response to concerns raised by consumers. The inquiry will focus on the functioning of wholesale markets and how prices are set. On June 14, 2005 the European Commission issued a request for information to electricity generators, traders and suppliers. British Energy has been asked to respond to this request. The European Commission intends to issue an interim report on the inquiry by the end of 2005, and the main results will be published in 2006.

Legal Proceedings

On February 12, 2004 we received a notice of warranty claims from the consortium which purchased our 82.4 per cent. interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of net revenues and costs of approximately C$64.5million. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. We have rejected the claim and if pursued, we expect to defend it.

The principal tax claim relates to the treatment of expenditures at the Bruce plant during the period of our ownership that is currently being considered by the Canadian tax authorities. The treatment proposed by us could result in a material tax rebate that has not been recognized in our financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. We have rejected the tax claim and expect to defend it if it is pursued further. We do not believe that the amount of the tax claim should materially exceed the amount of the rebate, and therefore the tax claim should not have a material impact on our cash flow. See Item 3. Risk Factors—“We are involved in a dispute that if resolved or determined against our interests could adversely affect our available cash.”

Under the Bruce Power sale agreement with the consortium, C$20 million was retained in trust to meet any representation and warranty claims. This amount may be retained pending resolution of the claims.

In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100 million was payable to us contingent upon the restart of two of the Bruce A units under a trust agreement (the “Trust Agreement”) entered into on the same date. Had the first unit restarted by June 15, 2003, C$50 million would have been released to British Energy and an additional C$50 million would have been released to British Energy had the second unit restarted by August 1, 2003. An amount of C$5 million was deducted from the C$50 million payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The Group received C$20 million on March 22, 2004 and C$10 million on May 25, 2004 in partial consideration under the Trust Agreement. British Energy commenced arbitration proceedings in Ontario against the Ontario Provincial Government (“the Province”) in December 2004 in accordance with the procedures set out in the Safety and Power Pool Performance Trust Agreement between British Energy and the Province seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Units 3 and 4 restarted earlier than the Province claims. No additional amounts appear on its balance sheet at March 31, 2005 because of uncertainties regarding their realization. The amounts recoverable in respect of the restarts will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.

We have agreed settlement of working capital adjustments primarily relating to the value of nuclear fuel and taxation matters, to the purchase price for the sale of AmerGen, and have agreed to pay to Exelon an adjustment of $9.5 million, of which half was paid in February 2005 and the remaining half is due at the end of September 2005.

We are in discussions with FLS Miljø a/s, the main contractor for the FGD plant at Eggborough power station about completion of the work. Although certain matters are disputed by both parties, we are endeavoring to resolve these, and to complete the project, without referring the matter to formal dispute resolution under the contract.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with “Selected Consolidated Financial and Other Data”, “Risk Factors” and our consolidated financial statements and the related notes included herein beginning on page F-1. Some of the statements in the following discussion are forward-looking statements. See “Special Note Regarding Forward-Looking Statements”. Some of the following discussion involves reference to non-GAAP financial measures—see “Non-GAAP Financial Measures”.

Overview of the Company

Our principal activity is the generation, sale and trading of electricity all of which we consider as one reporting segment. We are the UK’s largest generator of electricity, producing around one fifth of the UK’s electricity and employing approximately 5,400 staff. We own and operate eight nuclear power stations and one coal-fired power station in the UK. Of our nuclear power stations, seven are AGR power stations (Dungeness B, Hartlepool, Heysham 1, Heysham 2, Hunterston B, Hinkley Point B and Torness) and the eighth (Sizewell B) is our sole PWR power station. Our nuclear power stations have a combined capacity of approximately 9,600 MW. Eggborough, our coal-fired power station in Yorkshire, has a capacity of approximately 2,000 MW. During the year ended March 31, 2005 (a year covering both the pre and post-Restructuring periods), our power stations produced total output of 67.4 TWh, which was comprised of output of 59.8 TWh from our nuclear power stations and 7.6 TWh from Eggborough power station. BEPET, one of our subsidiaries, arranges the balancing of our electricity generation and supply. Our direct supply business is one of the largest suppliers of electricity to the UK’s industrial and commercial sector.

The Restructuring

We completed our Restructuring on January 14, 2005. The commercial and structural factors which contributed to our financial difficulties can be primarily attributed to:

•	high fixed production cost, and, as a merchant generator, significant exposure to fluctuations in the wholesale electricity prices which declined approximately 35 per cent. over the two years to September 2002;

•	contractual agreements which exacerbated our exposure to electricity prices;

•	significant nuclear fuel and site decommissioning liabilities without certainty that these liabilities would be sufficiently covered by our contributions to the NDF; and

•	increasing indebtedness and constraints on the ability to repay these obligations, exacerbated by the downgrade in our investment rating in September 2002.

We reviewed our business and assessed the Company’s longer term prospects which resulted in us initiating discussions with the Government to seek immediate financial support and to implement a longer term financial restructuring.

In October 2003, we announced that we had agreed to the terms of the Restructuring which was subsequently completed on January 14, 2005. The completion of the Restructuring resulted in our Creditors compromising debt and other obligations in exchange for £425 million of New Bonds and Project Finance Loan, plus the receipt of New Shares. In addition, an option to acquire the Eggborough power station in 2010 for a one time payment of £104 million and cancellation of the Project Finance loan outstanding at that time was granted to certain Creditors.

We also entered into the Government Restructuring Agreement in connection with the Restructuring to satisfy our nuclear liabilities and decommissioning obligations. The new arrangements with the Secretary of State required the existing NDF to be further funded, enlarged and renamed the NLF. Upon Restructuring, the NLF was issued with £275 million of New Bonds and will receive various annual payments from the Company to fund qualifying uncontracted nuclear liabilities and the qualifying costs of decommissioning of our nuclear power stations. In exchange, the Secretary of State will fund certain historic nuclear liabilities and qualifying uncontracted nuclear liabilities and qualifying decommissioning costs to the extent that they exceed the assets of the NLF.

As a result of the Restructuring we have put into place measures to address many of the factors which led to the requirements to restructure, including:

•	new BNFL contracts which link the cost of our nuclear fuel to the market price of electricity, thus hedging our exposure to fluctuations in electricity prices;

•	implementing mitigating factors to the uncertainty of the nuclear fuel and decommissioning liabilities; and

•	agreeing a plan with our creditors which resulted in the extinguishment of certain indebtedness and created a new capital structure.

Our past performance is not indicative of our future prospects. Whilst there are various factors affecting our business which are outside our control, we believe that through these changes we will be better able to adapt to future fluctuations in wholesale electricity prices.

The Restructuring resulted in the issuance of 561.0 million New Shares with warrants to purchase an additional 29.5 million New Shares at £0.98 per share to creditors and shareholders. In addition, the NLF may, at its option, convert the certain required payments from the Company into Convertible Shares of the Company (“Convertible Shares”). The terms of the Convertible Shares will limit the general voting rights attaching to such shares, while held by the NLF, to the maximum amount which can be held by the NLF (and its concert parties) without triggering a mandatory offer under the UKLA Takeover Code, being currently 29.9 per cent.

For further information about the Restructuring, the NLF and the related agreements see “Item 4. Information on the Company—Restructuring.”

Disposals

We made two significant divestitures during the periods under review. In February 2003 we disposed of our 82.4 per cent. interest in Bruce and in December 2003 we sold our 50 per cent. interest in AmerGen. The sale of Bruce resulted in total proceeds of C$728 million and a total loss on disposal of £2 million. The sale of our joint venture investment in AmerGen resulted in proceeds of US$277 million and a loss on disposal of £110 million. See Note 15 of the consolidated financial statements for further discussion of disposals.

The Bruce disposal is reported as discontinued operations and the consolidated financial statements for all prior periods have been adjusted to reflect this presentation, while the disposal of AmerGen was treated as a sale of an investment.

Factors Affecting our Business

The primary factors affecting our business include plant output, achieved electricity prices, operating costs and capital investment expenditures. The Restructuring did not impact the general operations of our business, except where specifically identified. The operational performance measures for the year ended March 31, 2005 have been illustrated as pre-Restructuring and post-Restructuring and in total. These key factors are discussed below.

Nuclear and coal output

The electrical output that our eight nuclear stations and one coal fired station can achieve is affected by a number of factors, including plant operating conditions and strategy and the frequency and duration of outages. The table set forth below shows our nuclear and coal output from continuing operations for the periods under review:

	Year ended March 31, 2005	The period from January 15 to March 31, 2005	The period from April 1, 2004 to January 14, 2005	Year ended March 31,		Variance
				2004	2003	2005-2004	2004-2003
	TWh	TWh	TWh	TWh	TWh	%	%
Nuclear output	59.8	14.3	45.5	65.0	63.8	(8)	2
Coal output	7.6	2.5	5.1	7.6	5.7	0	33

Total Output	67.4	16.8	50.6	72.6	69.5	(7)	4

Nuclear output.    The principal factor affecting our nuclear output for any given period is the number and duration of outages. The nuclear regulatory regime in the UK requires each nuclear power station to be shut down periodically for maintenance and inspection as a condition of that power station’s nuclear site license. We refer to such a shut down as a “statutory outage”. Certain of our nuclear power stations must also be reduced in load or shut down to allow for refueling. Nuclear power stations must also be reduced in load or shut down for maintenance and testing or to address an unplanned technical malfunction or engineering failure, which we refer to as “unplanned outages”.

The table set forth below shows the aggregate loss of output, in terawatt-hours, associated with our statutory, refueling, unplanned and other outages.

	Year ended March 31, 2005			Year ended March 31		Variance(1)
		The period from January 15 to March 31,	The period from April 1, 2004 to January 14,
	Total			2004	2003	2005-2004	2004-2003
	TWh	TWh	TWh	TWh	TWh	%	%
Statutory outages	2.9	0.1	2.8	4.9	5.9	(41)	(17)
Refueling	3.0	0.6	2.4	2.9	3.0	3	(3)
Unplanned losses	17.3	2.4	14.9	10.7	10.6	62	1

Total	23.2	3.1	20.1	18.5	19.5	25	(5)

(1)	Variances that indicate a decrease from one year to the next and designated by “( )” are a positive indicator for the Company. Similarly, variances that indicate an increase from one year to the next are a negative indicator.

Our level of unplanned outages in recent years has significantly affected our operating and financial performance. Since 2003, unplanned losses arising from incidents other than major plant failures has gradually increased during the periods under review. To date these unplanned outages have been caused by a variety of technical issues. We believe that the loss of output arising from these outages is indicative of a materiel deterioration in the condition of our plants over time.

We have taken steps to improve the performance of our plants. We continue to implement PiP which is expected to improve the reliability of our nuclear plants, thereby reducing unplanned outages. And the completion of the Trading Development Program will assist us in decisions over the optimal running of our plant and improving risk monitoring activities. With the necessary measures in place, we expect our nuclear output to average 63.0 TWh over the next two financial years.

We have sought to reduce the impact of refueling outages through the introduction of low power on-load refueling (that is, refueling while the reactor is still on) at four of our seven AGR stations as well as scheduling refueling outages to coincide with statutory outages. PWRs are not designed to refuel on-load and must be shut down for refueling. We have reached an agreement with the NII which has allowed us to extend the period between statutory outages at all of our AGR stations to three years. The period between statutory outages is 18 months in the case of our PWR power station. We seek to reduce the impact of statutory outages on revenue by timing such outages to occur during periods of lower demand for electricity when prices are lower (generally between March and October). We also seek to reduce the duration of any statutory outages by improving the efficiency with which we conduct the required program of work. We carried out four statutory outages during the year and have six planned outages for the year ending March 31, 2006.

Coal output.    The Eggborough power station is operated at various output levels rather than at constant levels in the manner of our nuclear stations. Eggborough is operated primarily as a flexible mid-merit plant and its output level is influenced by a number of factors including the market prices of coal, carbon and electricity. As such, prevailing market prices of electricity and coal, carbon dioxide emissions, our contracted trading position and unplanned outages at our nuclear plants are the primary factors driving our total output for each of the periods under review. Output levels at Eggborough for the year ended March 31, 2005 were 7.6TWh, the same level as for the year ended March 31, 2004.

Electricity Prices

Our realized price for electricity, which is calculated by dividing total electricity revenue (net of energy supply costs and miscellaneous income) by total output during the period, is critical to our profitability. We consider the average forward price for baseload power to represent a “market price” for wholesale electricity sales.

The table set forth below illustrates our realized price as compared to market price:

	Year ended March 31,
	2005	2004	2003
Realized Price(1)	£20.2/MWh	£16.9/MWh	£18.3/MWh
Market Price(2)	£20.4/MWh	£16.7/MWh	£18.6/MWh

(1)	Our realized price for the year ended March 31, 2003 reflects the effect of several changes to the manner in which we account for revenue and certain operating costs as a result of the introduction of new trading arrangements brought about by the commencement of NETA. This puts 2003 realized price on a comparable basis with 2005 and 2004.
(2)	The Market Price quoted is the average of the mid-point of the closing prices for annual baseload contracts during the year prior to delivery as reported on European Daily Electricity Markets, published by Heren Energy.

As at June 30, 2005 fixed price contracts were in place for approximately three quarters of planned output for the year ending March 31, 2006 at an average contracted price of £29.8/MWh. This price excludes the impact of higher prices that might have been achieved as a result of running Eggborough to take advantage of the differential between plan and baseload prices. This price also excludes Balancing Services Use of System and other electricity market participation charges of around £0.7/MWh and market costs incurred through output variation and unreliability expected to be around £1.0/MWh and the impact of capped price arrangements of approximately 5 TWh at around £30/MWh. We intend to progressively close out our exposure to market prices for 2005/06 and to build our contract position for 2006/07 subject to limits on trading collateral.

Electricity prices in the UK wholesale market reached an all time high during the year, driven up by high oil and gas prices and concerns in the market over the ability of gas supplies to meet demand at peak times. Both spot and forward power prices have also been very volatile throughout the year.

Gas prices continue to be a key influence on the electricity market. In fall 2004, National Grid Transco highlighted a risk that there might be insufficient gas to meet power station demand in the event of a cold winter. This contributed to a sharp rise in gas and power prices for winter 2005 and 2006. Although temperatures in winter 2004 were above long term averages, relatively cold weather at the end of February, coupled with reduced gas supply, triggered exceptionally high spot prices for both gas and power. Worldwide demand for coal has remained strong, keeping coal prices in the range $60-$80/tonne for delivery to European ports.

The forward price for annual baseload electricity for 2005/06 delivery rose from around £24.5/MWh in March 2004 to over £35.0/MWh by the end of March 2005, an increase of over 40 per cent. Concerns over a potential shortfall in winter peak gas supply contributed to a rise in the price for delivery for the year from October 2005 to over £37.0/MWh in early October 2004. As at June 30, 2005, the price for delivery from October 2005 had subsequently risen to over £49.0/MWh.

Operating costs

In general, the operation of nuclear power stations is characterized by high fixed costs, such as maintenance and the cost of decommissioning our power stations. Fuel costs represent our most significant operating cost and reflect not only the amount of fuel burnt during the period (based on total output) and the efficiency of our fuel utilization (the percentage of nuclear fuel used before it is removed from the reactor) but also include the cost of reprocessing and storage of spent fuel and storage and disposal of nuclear waste, collectively referred to as back-end fuel costs.

The cost of coal has remained high, in the range of $60-80/tonne for delivery to European ports. Fossil fuel costs are expected to increase with the introduction of ETS from January 1, 2005. The Company will be required to purchase additional allowances from the market to cover the shortfall in allocated allowances to cover emissions of carbon dioxide. The market price of allowances has risen since the beginning of 2005 and was in excess of €15/tonne of carbon dioxide on March 31, 2005 and €25/tonne at June 30, 2005.

On March 31, 2003 and May 16, 2003, we exchanged contracts with BNFL covering front end and back end AGR fuel services respectively, which became fully effective on completion of the Restructuring.

The new arrangements provide an important partial hedge against electricity market price movements on approximately 50 per cent. of the Group’s total nuclear output. The pricing provisions in the contracts are intended to enable us to reduce a proportion of our fuel costs which are fixed by providing for a discount when the market baseload price of electricity is below a specified amount and a surcharge when above this amount. As electricity prices have risen substantially since October 2003, we are now making additional payments to BNFL under the new arrangements for spent fuel management in the form of the surcharge referred to above. This will continue as long as electricity prices remain above £16.00 per MWh but capped at £21.0 per MWh (in 2002/2003 monetary values and indexed to the RPI).

Whilst we do not operate in, or have exposure to, hyperinflationary economies, our cost base is subject to normal inflationary factors with certain costs specifically impacted by movements in the RPI.

Investment expenditures

Significant investment expenditures are required to properly maintain the condition of the power stations and to minimize unplanned plant outages. We expect that our investment in plant projects, strategic spares, including costs associated with PiP will be in the range of £230 million to £250 million for the year ending March 31, 2006.

Results of Operations

The period from January 15 to March 31, 2005, the period from April 1, 2004 to January 14, 2005 and the year ended March 31, 2004.

On January 14, 2005 our Restructuring was formally approved by the Scottish Courts and was effective immediately. As a result of the Restructuring, our results of operations after that date are not comparable to results reported in prior periods because of differences in the bases of accounting and the capital structure. The periods presented prior to and including January 14, 2005 have been designated “Predecessor” and the periods subsequent to January 14, 2005 have been designated “Successor”. Refer to Note 2 to the consolidated financial statements for additional information on the completion of Restructuring.

Revenue

Revenues for the periods from January 15 to March 31, 2005 and April 1, 2004 to January 14, 2005 were primarily affected by levels of output experienced in the twelve months to March 31, 2005, together with movements in electricity prices and levels of energy supply costs being recharged to customers.

Revenue is analyzed as follows:

	Successor	Predecessor
	The period from January 15 to March 31, 2005	The period from April 1, 2004 to January 14, 2005	Year ended March 31, 2004
	(In £ millions)
Wholesale generation sales	233	458	703
Direct supply sales	170	512	522

	403	970	1,225
Energy supply costs recharged to customers	73	229	260
Miscellaneous income	6	23	31

Revenue	482	1,222	1,516

Per cent. Split
Wholesale generation	58%	47%	57%
Direct supply	42%	53%	43%

Revenue was £482 million for the period from January 15 to March 31, 2005, and was £1,222 million for the period from April 1, 2004 to January 14, 2005. For the year ended March 31, 2004 revenues amounted to £1,516 million.

For the period from January 15 to March 31, 2005 and the period from April 1, 2004 to January 14, 2005, realized electricity prices were £23.5 per MWh and £19.1 per MWh, respectively, as compared to £16.9 per MWh for the year ended March 31, 2004. Additionally, nuclear output for the same periods was 14.3 TWh, 45.5 TWh and 65.0 TWh, respectively. Output was impacted by unplanned outages including significant outages at Heysham 1 and Hartlepool. These two outages resulted in lost output of approximately 7.4 TWh for the period from April 1, 2004 to January 14, 2005. In the twelve months to March 31, 2005, there were further unplanned outages resulting in a loss of 9.9 TWh of which 6.5 TWh was due to outages of 14 days or less. Total output for the twelve months ended ended March 31, 2005 was 67.4 TWh compared with 72.6 TWh for the year ended March 31, 2004. As noted previously, coal output included in these totals was constant at 7.6 TWh.

Growth in direct supply sales has continued in the year. This is in line with the Company’s strategy to target industrial and commercial customers. As at March 31, 2005, we had contracts in place to supply over 2,000 customers and were supplying over 15,000 sites across Great Britain. As at March 31, 2004, we had contracts in place to supply 1,350 direct supply customers at 7,500 sites. Volume to our direct supply customers was 6.8 TWh for the period January 15 to March 31, 2005 and 24.6 TWh for the period April 1, 2004 to January 14, 2005 and 29.0 TWh for the year ended March 31, 2004.

Operating expenses

Total operating expenses were £642 million for the period from January 15 to March 31, 2005 and £1,409 million for the period from April 1, 2004 to January 14, 2005, compared with £1,706 million for the year ended March 31, 2004. Operating expenses are further analyzed as follows:

	Successor	Predecessor
	The period from January 15 to March 31, 2005	The period from April 1, 2004 to January 14, 2005	Year ended March 31, 2004
	(In £ millions)
Fuel costs	127	507	532
Staff costs	81	233	272
Operating and maintenance expense	101	390	451
Depreciation and amortization	73	87	101
Energy supply costs	73	229	260
(Gain)/loss from movements in derivative contracts	171	(37)	90
Other operating expense	16	—	—

Total operating expenses	642	1,409	1,706

Fuel Costs.    Total fuel costs amounted to £127 million for the period from January 15 to March 31, 2005, of which £71 million was nuclear fuel costs and £56 million was coal costs. Coal costs include costs of £10 million attributable to carbon costs as well as other fuel costs for Eggborough. For the period from April 1, 2004 to January 14, 2005, total fuel costs were £507 million, comprising £416 million in respect of nuclear fuel costs and £91 million for coal costs. Total fuel costs were £532 million for the year ended March 31, 2004, of which nuclear fuel costs were £437 million and coal costs were £95 million.

The financial results for the Predecessor have been prepared on the basis of the historic BNFL contracts in respect of back end fuel costs. The Successor results have been prepared on the basis of the revised BNFL contracts in respect of back end fuel costs which become effective on completion of the Restructuring.

Coal prices have continued to increase on their 2004 levels. ETS costs have been a component of the cost of operating Eggborough since the ETS scheme came into effect on January 1, 2005. To the extent that carbon dioxide emissions exceed the amount of allowances that have been granted to us, we recognize costs based on the market price of ETS allowances at that point in time.

Staff costs.    Staff costs were £81 million for the period from January 15 to March 31, 2005, including a charge of £19 million for severance. For the period from April 1, 2004 to January 14, 2005, staff costs amounted to £233 million, which included £12 million with respect to severance charges. Excluding the effect of severance costs, staff costs have increased due to a combination of salary inflation, increased headcount and increased overtime payments incurred as part of the unplanned outages. In the year ended March 31, 2004 staff costs amounted to £272 million.

Operating and maintenance expense.    Operating and maintenance expense comprises the operating expenses of our power stations and support functions, excluding those costs which are discussed separately in this section. Operating and maintenance expense during the period from January 15 to March 31, 2005 was £101 million, including £3 million of expenditure on research and development. For the period from April 1, 2004 to January 14, 2005, operating and maintenance expense was £390 million, including £56 million relating to the Restructuring and £11 million of expenditure on research and development. Total operating and maintenance expense for the year ended March 31, 2004 amounted to £451 million, including £43 million relating to the Restructuring and £14 million of expenditure on research and development.

Depreciation and amortization.    As part of the purchase accounting exercise at Restructuring, the carrying value of property, plant and equipment was increased significantly, resulting in a proportionately higher depreciation charge for the period from January 15, to March 31, 2005 and is expected to result in higher ongoing depreciation charges in the future. Depreciation and amortization was £73 million for the period from January 15 to March 31, 2005, compared with depreciation and amortization of £87 million for the period from April 1, 2004 to January 14, 2005. For the year ended March 31, 2004 depreciation and amortization charges amounted to £101 million.

Energy supply costs.    Energy supply costs mainly comprise the costs incurred for the use of distribution and transmission systems and are fully recovered through revenue. Energy supply costs also include costs related to meeting costs of compliance with the Renewables Obligation as part of the regulations governing climate change. Renewables Obligation costs are also fully recovered through revenue. Total energy supply costs were £73 million for period from January 15 to March 31, 2005, and were £229 million for the period from April 1, 2004 to January 14, 2005. For the year ended March 31, 2004 energy supply costs were £260 million. The increase in energy supply costs reflects the inclusion of Renewable Obligation Certificates compliance costs, and growth in our direct supply business as noted previously.

(Gain)/loss from movements in derivative contracts.    With our trading strategy of selling forward our output, we have a number of contracts for delivery in the future with prices that are different to current market prices, which require to be marked to market at each reporting date. As a result of the increases in electricity market prices, movements in the fair values of commodity contracts and derivatives have resulted in charges of £171 million and gain of £37 million for period from January 15 to March 31, 2005 and for the period from April 1, 2004 to January 14, 2005, respectively. For the year ended March 31, 2004 a charge of £90 million was recognized in connection with the commodity contracts and derivatives.

Other operating expense.    For the period from January 15 to March 31, 2004 we had other operating expense primarily in connection with the recognition of certain commodity contracts at Restructuring.

Interest income and expense

Interest expense has been affected by the extinguishment of indebtedness pursuant to the Restructuring. Interest expense for the period from January 15 to March 31, 2005 was £10 million as a result of the issuance of the New Bonds due 2005 through 2022. Interest expense for the period from April 1, 2004 to January 14, 2005 consisted of £79 million of interest on Predecessor debt. For the year ended March 31, 2004, interest expense consisted of £60 million related to Predecessor debt.

We had interest income of £5 million, £15 million and £11 million for the periods from January 15 to March 31, 2005, from April 1, 2004 to January 14, 2005 and the year ended March 31, 2004. Interest income was further affected by an increase in interest rates and increase in balances of cash and cash equivalents.

Income Taxes

A tax benefit was recognized in connection with tax loss carry forwards for the period from January 15 to March 31, 2005 and the period from April 1, 2004 to January 14, 2005 respectively.

Net income/(loss)

As a result of the factors discussed above, net loss for the period from January 15 to March 31, 2005 was £122 million and £226 million for the period from April 1, 2004 to January 14, 2005. Net income for the year ended March 31, 2004 was £7,562 million, after taking account of the cumulative effect of a change in accounting principle of £7,640 million (net of taxes of £273 million) upon adoption of FASB Statement No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”).

Year Ended March 31, 2004 compared to the Year Ended March 31, 2003

Revenue

The table below sets forth the revenue generated by each of our wholesale and direct supply routes to market.

	Year ended March 31,		Variance
	2004	2003	£	%
	(In £ millions)
Wholesale generation	703	852	(149)	(17.5)
Direct supply	522	419	103	24.6

	1,225	1,271	(46)	(3.6)
Energy supply costs recharged to customers	260	184	76	41.3
Miscellaneous income	31	73	(42)	(57.5)

Revenue	1,516	1,528	(12)	(0.8)

Per cent. split
Wholesale generation	57%	67%
Direct supply	43%	33%

The decrease in revenue was primarily due to lower realized prices for our electricity. Our realized price for the year ended March 31, 2004 was £16.9 MWh compared with £18.3 MWh for the year ended March 31, 2003, a 7.7 per cent. decrease.

The decrease in realized prices for electricity was partially offset by the growth in our direct supply business and increases in output. Our direct supply business become an important route to market for us, and one which demonstrates growth potential. Our target customer base is predominantly among the energy intensive industrial and commercial users, with electricity demands of over 1,000 MWh per annum. In the year ended March 31, 2004 we had contracts in place to supply some 1,350 direct supply customers at 7,500 sites. Our direct supply business increased by almost 30 per cent. in volume terms in the year ended March 31, 2004, to 29.0 TWh. The volume of power sold directly to customers through the direct supply business was equivalent to 40 per cent. of total output for the year ended March 31, 2004. This follows an increase of 20 per cent. in volume terms compared to the year ended March 31, 2003.

Total output for the year ended March 31, 2004 was 72.6 TWh, representing an increase of 3.1 TWh as compared with total output of 69.5 TWh for the year ended March 31, 2003. This increase was the result of output increases of 1.2 TWh from our nuclear plants and 1.9 TWh from the Eggborough power station. Our nuclear output was nevertheless affected by a number of unplanned outages. In particular, the major outage in both reactors at Heysham 1 resulted in the loss of 3.2 TWh due to cast iron pipe-work failure. The outages at Heysham 1 were equivalent to some £71 million of lost profit contribution inclusive of imbalance costs and associated fuel savings. Output at the Eggborough power station increased in 2004 compared with prior years in order to take advantage of higher electricity prices and to provide cover for the unplanned outages at our nuclear plants during the year.

Operating expenses

The following table sets forth the various components of our operating costs for the years ended March 31, 2004 and 2003.

	Year ended March 31,		Variance
	2004	2003	£	%
	(In £ millions)
Fuel costs	532	1,050	(518)	(49.3)
Staff costs	272	228	44	19.2
Operating and maintenance expense	451	598	(147)	(24.6)
Depreciation and amortization	101	300	(199)	(66.3)
Energy supply costs	260	184	76	(41.3)
Loss from movements in derivative contracts	90	112	(22)	(19.6)
Impairment of property, plant and equipment	—	6,680	(6,680)	(100.0)

Total operating costs	1,706	9,152	(7,465)	(81.6)

Fuel cost.    Total fuel costs for the year ended March 31, 2004 amounted to £532 million, a decrease of £518 million compared with £1,050 million for the year ended March 31, 2003. Nuclear fuel costs were £437 million for the year ended March 31, 2004, representing a decrease of £540 million as compared with £977 million for the year ended March 31, 2003. Coal costs were £95 million for the year ended March 31, 2004, representing an increase of £22 million as compared with £73 million for the year ended March 31, 2003.

The £540 million decrease in the nuclear fuel cost, was attributable to the adoption of SFAS 143 on April 1, 2003. Upon adoption, back end fuel costs became recorded on a discounted basis as set out in SFAS 143. Previously, elements of back end fuel costs, uncontracted back end fuel in particular, were recorded on an undiscounted basis. The £22 million increase in coal costs relates primarily to the increase in output from the Eggborough power station over the year ended March 31, 2004.

Staff costs.    Staff costs increased by £44 million from £228 million for the year ended March 31, 2003 to £272 million for the year ended March 31, 2004 mainly due to increased pension costs, salary inflation and an increased head count.

Operating and maintenance expense.    Operating and maintenance expense comprise the operating expenses of the power stations and certain support functions. Operating and maintenance expense decreased £147 million from £598 million for the year ended March 31, 2003 to £451 million for the year ended March 31, 2004. The decrease was the result of the write down of slow moving inventory and the costs related to higher outages in 2003 as compared to 2004.

Depreciation and amortization.    Depreciation charges were £101 million for the year ended March 31, 2004 compared to £300 million for the year ended March 31, 2003. The charges for depreciation for the year ended March 31, 2004 were significantly affected by the property, plant and equipment impairment charge of £6,680 million at March 31, 2003.

Energy supply costs.    Energy supply costs mainly comprise the costs incurred by our direct supply business for the use of the distribution and transmission systems. These costs, however, are passed onto our customers and are fully recovered through revenue. For the year ended March 31, 2004 energy supply costs also included costs of £36 million related to meeting the cost of compliance with the Renewables Obligation. We are required to comply with the Renewables Obligation as part of the regulations introduced by the UK Government which are intended to address climate change. The costs for the year ended March 31, 2004 were £260 million compared with £184 million for the year ended March 31, 2003, an increase of £76 million. This increase reflects the inclusion of costs associated with the Renewables Obligation and growth in the direct supply business since March 31, 2003 as discussed above.

Loss from movements in derivative contracts.    The fair value of derivative contracts decreased £90 million for the year ended March 31, 2004 as compared to £112 million for the year ended March 31, 2003. The decrease in fair values for derivative instruments was due to the continued strengthening of energy prices in the market as compared to our fixed and capped contract prices.

Impairment of property, plant and equipment.    During the year ended March 31, 2003, we recognized a significant impairment charge on our property, plant and equipment. No similar charge was required in the year ended March 31, 2004.

Interest income and expense

The interest expense of £60 million for the year ended March 31, 2004 was £208 million lower than the charge for the year ended March 31, 2003. The principal reason for this decrease was due to lower charges in relation to the interest rate swaps. In the year ended March 31, 2003 there were interest charges of £56 million resulting from out of the money element of interest rate swaps which were no longer considered to be effective as hedges together with the write-off of borrowing costs. The borrowing costs had been previously capitalized and were being amortized over the expected duration of loan financing in respect of the acquisition of the Eggborough Station. These decreases were offset by an increase in standstill interest due to a full year charge in the year ended March 31, 2004. For the year ended March 31, 2004 there were interest credits of £5 million reflecting a partial reversal of the provision for interest rate swaps.

Interest income for the year ended March 31, 2004 increased over the year ended March 31, 2003 primarily due to an increase in cash balances.

Income Taxes

A tax benefit was recognized for the year end March 31, 2004 primarily due to tax loss carry forwards.

Disposals

On December 22, 2003, British Energy plc completed the sale of its 50 per cent interest in AmerGen to Exelon for US$277 million in cash subject to certain post closing adjustments. The final adjustment to the AmerGen sale price was agreed on February 11, 2005, and resulted in a US$9.5 million reduction to the sale price. Taking account of the gain on disposal recorded in the year ended March 31, 2004 additional expense of £3 million was recognized in the period from April 1, 2004 to January 14, 2005.

Cumulative effect of adoption of new accounting policy

On April 1, 2003 we adopted SFAS 143 in connection with our nuclear fuel liabilities and decommissioning obligations. We recorded a cumulative adjustment of £7,640 million (net of tax charge of £273 million) primarily related to discounting the obligation to its present value.

Net income/(Loss)

As a result of the factors discussed above, the net profit was £7,562 million compared with a net loss of £7,800 million in the year ended March 31, 2003. The primary reason for the movement is attributable to the cumulative effect of adopting SFAS 143 in the year ended March 31, 2004 combined with the significant write-down in assets for the year ended March 31, 2003.

Liquidity and capital resources

As a result of the Restructuring our results of operations after January 14, 2005 are not comparable to results reported in prior periods because of differences in the bases of accounting and the capital structure for the Predecessor Company and the Successor Company.

Cash flows

Despite the loss for the period, cash provided by operating activities was £111 million for the period from January 15 to March 31, 2005 which reflects the non-cash nature of some of our charges in the statement of operations, together with cash settlements made in respect of liabilities and adverse working capital movements. Cash used in operations of £98 million for the period from April 1, 2004 to January 14, 2005 was related to working capital improvements were more than offset by non-cash charges and cash settlements on liabilities in addition to the loss for the period. Cash provided by operating activities was £158 million for the year ended March 31, 2004.

Cash provided by investing activities was £31 million for the period from January 15 to March 31, 2005 compared with £65 million used in investing activities for the period from April 1, 2004 to January 14, 2005. Cash used in investing activities was £6 million for the year ended March 31, 2004. In the post-Restructuring period, the amounts held on restricted use term deposits reduced, although this was offset partly by capital investment in the period.

Cash used in financing activities was £25 million for the period from January 15 to March 31, 2005 and £0 million for the period from April 1, 2004 to January 14, 2005. Cash used in financing activities was £7 million for the year ended March 31, 2004. In the post-Restructuring period, a total of £28 million of debt has been repaid.

Capital resources

On January 14, 2005 we issued £550 million of New Bonds due from 2005 to 2022 and a Project Finance Loan of £150 million in connection with the Restructuring. Interest is due quarterly beginning March 31, 2005. The New Bonds and the Project Finance Loan will be redeemed in 18 unequal installments on March 31 of each year from March 31, 2005 to March 31, 2022. The Project Finance Loan is secured on the assets of EPL. The New Bonds are guaranteed by the Company and substantially all existing and future material subsidiaries, and the Project Finance Loan is collateralized by a mortgage of shares in EPL, an assignment of the EPL Share Purchase Agreement and Tax Deed of Covenant and a debenture comprising fixed and floating charges over EPL assets.

As at March 31, 2005, total debt of £676 million comprised of an aggregate principal amount of £531 million of New Bonds and £145 million of Project Finance Loan.

The credit ratings as of March 31, 2005 for the New Bonds issued at Restructuring are as follows:

Rating
Moody’s Investor Services	Ba3
Standard and Poor’s	BB
Fitch Ratings	BB-

Our £150 million Project Finance Loan is not rated. We maintain a close dialogue with the Rating Agencies, including twice yearly meetings and attendance at investor presentations.

Sub-investment grade credit rating has meant that we continue to provide significant levels of collateral to counterparties in order to cover their trading exposures or, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to us.

We are required to comply with certain covenants under the terms of the New Bonds that restricts our ability to incur additional indebtedness, make certain payments and engage in certain transactions, among other covenants. These are summarized as follows:

•	The activities of the Company are limited to nuclear and renewable generation, together with generation from Eggborough, and the sale and trading of electricity. Furthermore, the nature of transactions with some other parties are restricted.

•	The Company may not incur any further indebtedness other than as permitted under the terms of the New Bonds unless the Consolidated Fixed Charge Coverage Ratio of the Company, over a specified period, is greater than 2:1 based on UK GAAP (an equivalent ratio is in process of being determined for US GAAP). Further indebtedness is permitted if it arises from activities which are necessary for the operation of the business (e.g., the sale and trading of output; guarantees and indemnities in respect of environmental licenses and other permits, and operational and maintenance contracts etc). In addition, a maximum principal of £75 million may be drawn in order to meet costs resulting from outages and seasonal working capital, and credit support obligations in respect of trading arrangements.

•	Certain types of payments are also restricted. These include dividends, redemption of capital stock, repayment of any subordinated indebtedness and investments in other companies unless permitted under the terms of the New Bonds. Restrictions apply if the Company is, or would be, in default of its obligations under the terms of the New Bonds, or the aggregate amount of these payments (excepting dividends) would exceed certain limits based on adjusted aggregate net income.

•	The Company may not sell any capital stock of a subsidiary, or substantially all of a subsidiary’s properties or assets, or any other property or assets other than in the ordinary course of business unless 80 per cent. of the consideration is in cash (or equivalent), it is at a fair market value, and a resolution of the board of directors is delivered to the trustee. The proceeds of any such sale must either be reinvested in the Company, or retained to the extent that the target reserves (as required under the Contribution Agreement) exceed the cash reserves, or the amounts not so invested or retained shall be used to redeem the New Bonds, in accelerated decommissioning payments, and the payment of indebtedness ranking pari passu with the New Bonds.

•	The Company is also restricted with regard to the guarantees that it can make for indebtedness, sale and leaseback transactions, the sale or transfer of capital stock of a subsidiary, and encumbrances or restrictions on the ability of a subsidiary to pay dividends or any indebtedness owed to the Company.

As at March 31, 2005 we were in compliance with our debt covenants.

Also in connection with the Restructuring, we issued 561.0 million New Shares and 29.5 million Warrants at a conversion price of £0.98 per share. The Warrants allow the holder to subscribe for New Shares within five years of issue.

On August 25, 2004 our subsidiary BEG entered into a receivables financing facility agreement with Barclays Bank plc. This contains detailed covenants for the benefit of the facility provider, which mirror those under the New Bonds. In addition to these, the agreement also contains a financial interest coverage covenant (assessed on a consolidated group-wide basis) and covenants relating to the conduct of the electricity supply business customary for a receivables facility. On April 1, 2005 this facility was transferred to BEDL at the same time as the Direct Supply Business was transferred from BEG to BEDL and BEG became a guarantor. At March 31, 2005 the facility was undrawn.

Future liquidity and commitments

Our main source of liquidity is our operating businesses. Cash generated by our operating businesses is dependent upon the reliability of our power stations in producing electricity, the realized price for electricity, operational risk and capital investment expenditure and maintenance requirements. We believe that, with the completion of the Restructuring, our current available working capital is sufficient to meet our present requirements.

Cash and cash equivalents (including restricted cash).    As at March 31, 2005 we had £230 million in cash and cash equivalents. In addition, we had a further £226 million, classified as restricted cash, deposited as collateral in support of trading activities. In the event that outages, collateral requirements or other events impact our ability to generate sufficient cash or liquidity for our operations, we have access to the facilities described above.

Nuclear Liabilities Fund.    Under the new arrangements with the Secretary of State, the former NDF was enlarged into and renamed the NLF, which will fund, subject to certain exceptions, the Group’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs. To the extent there is any surplus in the NLF, this amount will be paid to the Secretary of State. We are responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. Our obligations under these arrangements with the Secretary of State are guaranteed by certain companies in the Group.

In consideration for the assumption of these liabilities by the Secretary of State and the NLF, Holdings issued £275 million in New Bonds to the NLF. We will also now make the following payments to the NLF (i) an annual contribution initially equal to 65 per cent. of the British Energy Group’s adjusted net cash flow, adjusted for certain corporate actions but never to exceed 65 per cent. (the “NLF Cash Sweep Payment”) ii) fixed decommissioning contributions equal to £20 million per annum (indexed to RPI but tapering off as the nuclear power stations are currently scheduled to close); and (iii) £150,000 (indexed to RPI) for every tonne of uranium in PWR fuel loaded into the Sizewell B reactor after the Restructuring Effective Date.

The NLF has the right from time to time to convert all or part of the NLF Cash Sweep Payment into Convertible Shares (the NLF Conversion Right). On a full conversion, the NLF would hold up to 65 per cent. of the thereby enlarged equity share capital of the Company. However, the terms of the Convertible Shares include a limit on the voting rights attaching to such shares equal to a maximum of 29.9 per cent. The Secretary of State has confirmed that he has no current intention to direct the NLF to exercise the NLF Conversion Right but reserves the right to do so. As at March 31, 2005, the NLF had not converted all or part of the NLF Cash Sweep into convertible shares and the NLF Cash Sweep Payment contribution percentage was 64.99 per cent.

New BNFL Contracts.    At the Restructuring Effective Date, new contracts with BNFL covering front end (i.e. fuel preparation before it enters the reactor) and back end (i.e. handling, storage and ultimate disposal of spent fuel) AGR fuel services became effective. These contracts require variable payments based on the market price of electricity and amounts of fuel loaded. Under the new agreements, BNFL will assume title to new spent fuel on delivery to BNFL from our AGR power stations. As a result, we do not retain the obligation and future cost of disposing of the spent fuel.

Investment expenditure.    In relation to the financial year ending March 31, 2006, we expect that the investment in plant projects, major repairs and strategic spares across the whole company, including incremental costs associated with PiP will be in the range of £230 million to £250 million, compared with £162 million in the twelve months ended March 31, 2005.

Pension obligation.    We operate two pension arrangements within the Electricity Supply Pension Scheme (“ESPS”): the British Energy Generation Group (“BEGG”) for the majority of employees and the British Energy Combined Group (“BECG”) for employees at Eggborough Power Station. In addition, eligible senior employees are provided additional retirement benefits. The pension plans are defined benefit plans, which are externally funded and subject to triennial actuarial valuation. The Restructuring did not have an impact on the number of participants or to the Company’s obligation to fund the ESPS. However, in applying purchase accounting in connection with the Restructuring, we recognized the full liability of the projected benefit obligation in excess of plan assets. We expect to make a contribution of £60 million to the pension scheme in the year ended March 31, 2006. Our expected future obligations for the years 2006 to 2015 are £943 million and based on actuarial calculations.

European Union’s Emission Trading Scheme.    On January 1, 2005 the ETS took effect. The scheme requires all producers of carbon dioxide to have a permit to emit greenhouse gases. Under the Scheme, certain companies were allocated a number of allowances to be submitted on annual basis to cover their emissions of carbon dioxide. To the extent that our emissions exceed the allowances granted to us, we will be required to purchase additional allowances from the market. The market price of allowances has risen since the beginning of 2005 and was in excess of €15/tonne of carbon dioxide on March 31, 2005 and €25/tonne at June 30, 2005. The Government has granted us, in connection with our Eggborough station, an allocation of 4.54 million tonnes of carbon dioxide allowances under the ETS scheme for each of the calendar years 2005, 2006 and 2007, which is equivalent to approximately 5 TWh of generation per annum.

Contingent liabilities.    Amounts owing by EPL to the Eggborough Banks are not guaranteed by the Company. However, the Company guarantees the payment of amounts by BEPET to EPL, calculated to cover EPL’s borrowing and operating costs.

On February 12, 2004 BE Ltd received a notice of warranty claims from the consortium which purchased the Group’s 82.4 per cent. interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce Power Station.

The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5 million. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. We have rejected the claim and expect to defend it if it is pursued further.

The principal tax claim relates to the treatment of expenditure at the Bruce Power Station during the period of our ownership which is currently being considered by the Canadian Tax Authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to us which has not been recognized in the financial statements of the period. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. We have rejected the claim and expect to defend it if it is pursued further. We believe that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the claim should have no material cash flow impact on the us.

Under the agreement with the consortium C$20 million is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

We have given certain indemnities and guarantees in respect of the disposal of our investment in AmerGen.

We have given certain indemnities and guarantees in respect of our subsidiary undertakings. No losses are anticipated to arise under these indemnities and guarantees, provided relevant subsidiary undertakings continue on a going concern basis.

We are involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on our operations, cash flows or financial position.

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

The following table provides a summary of our general financial obligations:

	March 31, 2005 Payment due by period
	Total	2006	2007	2008	2009	2010	Thereafter
	(in £ millions)
New Bonds(1)	531	39	42	45	48	51	306
Project Finance Loan(1)	145	11	12	12	13	14	83
Debt interest payments	349	47	44	40	36	32	150
Nuclear fuel purchases	1,317	198	95	70	63	73	818
Coal purchases	162	95	40	27	—	—	—
Capital commitments	16	15	1	—	—	—	—
Operating leases	13	3	3	3	4	—	—
Pension and other post retirement obligations	943	83	84	85	87	92	512

(1)	Final maturity in 2022.

As at March 31, 2005 the estimated minimum commitment for the supply of coal was 4 million tonnes which, at contract prices on March 31, 2005, amounts to approximately £162 million.

In addition to the liabilities and provisions described in the consolidated financial statements, we have provided certain guarantees and commitments in respect of the extent of capital expenditure by EPL. We also entered into commitments to purchase and sell electricity in the normal course of business.

The above table does not include any obligations in respect of the NLF Cash Sweep Payment which may fall due as the amounts will vary according to the cash flow in any year and the target reserves established by the Company. The NLF Cash Sweep Payment is the annual payment to be made to the NLF pursuant to the terms of Restructuring, initially, 65 per cent. (subject to adjustment) of the Company’s adjusted net cash flow.

In addition to the above, there are also amounts payable relating to our back end fuel costs and decommissioning liabilities. These amounts are based on our expected future output and costs. For more information as to how we calculate the amounts set forth below, see “—Critical Accounting Policies—Nuclear Liabilities and Decommissioning”.

	Payment due by period
	Total	2006	2007	2008	2009	2010	Thereafter
	(in £ millions)
Nuclear and decommissioning liabilities	12,222	187	187	187	236	191	11,234

Off-Balance Sheet Arrangements

On January 31, 2005 we entered into a sale and partial leaseback transaction with respect to property we owned. We sold our property in East Kilbride at its carrying value of £7 million, recognizing no gain or loss on sale. As part of the transaction, we entered into an operating lease to lease approximately 16 per cent. of the office space. We do not retain any other interest in the disposed of property and do not retain any ongoing obligations with respect to the property.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”) requires us to make estimates and judgements that affect our reported amounts of assets and liabilities, revenues and expenses. We have identified the following critical accounting policies that affect the more significant estimates and judgements used in the preparation of our consolidated financial statements. On an ongoing basis, we evaluate our estimates, including those related to the matters described below. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions.

Restructuring accounting

Completion of the Restructuring resulted in a new reporting entity. Under our Restructuring accounting as of January 14, 2005, when British Energy Group plc acquired BE Ltd, we have applied purchase accounting under FASB Statement No. 141 Business Combinations (“SFAS 141”). The entity allocated the consideration paid to the entity’s assets acquired and liabilities assumed, based on fair values. Pursuant to SFAS 141, in determining fair values, the market values of specific assets and liabilities were used. Where readily determinable market values were not available, we were required to estimate fair value using other methodologies requiring significant judgement and our best estimate of future prices, output, costs and discount rates. For certain assets and liabilities, where we believed additional valuation experience would be warranted, we engaged a firm of valuation specialists to assist us in the valuation of certain assets and liabilities.

The effective date of the Restructuring is considered to be the close of business on January 14, 2005 for financial reporting purposes. As a result of the implementation of the Restructuring accounting, the financial statements of the Company after the effective date are not comparable to the Company’s financial statements for prior periods.

Nuclear liabilities and decommissioning

We record liabilities for spent nuclear fuel and decommissioning costs. On April 1, 2003 we adopted SFAS 143 to account for legal obligations associated with the retirement of long-lived assets that result from the construction, development or normal operation of a long-lived asset.

A liability for an asset retirement obligation is recognized when a legal obligation arises and should be initially measured at fair value. The liability should also be capitalized as part of the carrying amount of the related long-lived asset. Changes in the liability due to the passage of time, accretion expense, are recorded as an operating expense in the statement of operations. The determination of the fair value of our asset retirement obligations requires management to make certain judgements about the estimated useful lives of our long-lived assets, changes in technology, economic and market conditions, and actions or assessments by our regulators. A change in these judgements can affect the amount of asset retirement obligations recognized in our financial statements.

The estimated costs of decommissioning are discounted at our credit adjusted risk free rate, to reflect the timescale before and during which the work will take place (following closure of the power station). We anticipate that after defueling the reactors, dismantling them will be deferred for at least 85 years (for AGRs), and up to 50 years (for PWRs). These liabilities have been discounted using a long term real rate of 3 per cent., which is consistent with the UK Government’s long term bond rate. This long term bond rate was deemed to be appropriate given that the Secretary of State, under the NLFA, will assume payment for any nuclear and decommissioning liabilities should the NLF not be able to make such payment. This guarantee by the Secretary of State results in adjusting our credit adjusted risk free rate to the British Government’s long term borrowing rate for these specific asset retirement obligations.

Prior to the Restructuring, and any related guarantee by the Secretary of State, we used a credit adjusted risk free rate of 12.2 per cent., which was consistent with our credit status before the Restructuring.

Property, plant and equipment

Property, plant and equipment (other than assets in the course of construction) are stated in the balance sheet at cost less accumulated depreciation. Accumulated depreciation includes additional charges made where necessary to reflect impairment in value. Assets in the course of construction are stated at cost and are not depreciated until brought into commission.

Subsequent to the Restructuring, we have included strategic spares within property plant equipment and capitalized certain costs in connection with statutory outages, both of which we believe better represents the nature and usage of our assets.

The charge for depreciation of property, plant and equipment is based on the straight line method so as to write off the costs of assets, after taking into account provisions for diminution in value, over their estimated useful lives. The charges for depreciation are dependent on our estimates of the useful life for property, plant and equipment.

Accounting lifetimes of our nuclear power stations and other long-lived assets reflect our current assessment of potential life limiting technical factors and independent engineering assessments. The operating lifetime of a nuclear power station is limited principally by the lifetime of items which are uneconomical to replace such as the graphite core, the boiler (in AGRs) and other components inside the reactor pressure vessel. The methodologies and technology used to evaluate the expected lifetimes of nuclear stations are dynamic, resulting in progressively improved measurement capabilities that allow us to determine whether the safety case for an extended accounting life of a nuclear power station can be supported. The estimates of station accounting lives are therefore subjective. The extension of a station’s life may improve our results, in light of the incremental income and the largely fixed cost base. We carried out a fair value exercise as at the Restructuring Effective Date and concluded that the process of reviewing the station life extension at Dungeness B was sufficiently progressed at that time, that a willing buyer and willing seller would have increased the accounting life of Dungeness B from 25 years to 30 years. We are progressing with the technical and commercial work for Dungeness B life extension in line with our plans and we expect to make a decision in the fall.

Impairment of long-lived assets

Long-lived assets, such as property and equipment, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. The calculation of estimated un-discounted future cash flows is based on our best estimates of future prices, output and costs and is therefore subjective.

Pensions

The Company accounts for its defined benefit pension plan following the accounting principles of FASB Statement No. 87, Employers’ Accounting for Pensions (“SFAS 87”) and the disclosure rules under FASB Statement No. 132R, Employers’ Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB 87, 88 and 106 (“SFAS 132R”). We use an actuarial method for determining the pension costs and net pension liability or asset. Periodic pension costs are comprised of service and interest costs together with amortization of deferred actuarial gains and losses and offset by the expected return on plan assets. In computing our pension expense and obligation, significant assumptions and estimates are applied including:

•	expected rate of returns on plan assets

•	discount rates used in the valuation of benefit obligations

•	timing of employee retirements.

Changes in these assumptions may result in a different pension expense and obligation than that presented in our financial statements.

As a result of the Restructuring and applying purchase accounting, a liability was recognized for the projected benefit obligation in excess of plan assets. As at March 31, 2005 the recorded pension liability was £456 million.

New and Recently Issued Accounting Pronouncements

The following new accounting standards were adopted by the Company during the year ended March 31, 2005 and the impact of such adoption, if applicable, has been presented in the accompanying Consolidated Financial Statements:

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”)—In January 2003, the FASB issued FIN 46 which requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest entity. FIN 46 defines a variable interest entity as an entity in which the equity investors do not have substantive voting rights and there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The primary beneficiary absorbs a majority of the expected losses and/or receives a majority of the expected residual returns of the variable interest entity’s activities. In December 2003, the FASB issued FIN 46 (Revised December 2003), Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51 (“FIN 46R”), which supersedes and amends the provisions of FIN 46. The Company has not identified any material variable interest entities created, or interests in variable entities obtained which require consolidation or disclosure under FIN 46R.

EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”)—In March 2004, the EITF reached a consensus on Issue No. 03-1, which provides guidance on assessing whether impairments are other-than-temporary for marketable debt and equity securities accounted for under SFAS No. 115, and non-marketable equity securities accounted for under the cost method. The consensus also requires certain disclosures about unrealized losses that have not been recognized in earnings as other-than-temporary impairments.

In September 2004, the FASB issued FSP No. EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, which delays indefinitely the application of guidance provisions of EITF 03-1 until further application guidance can be considered by the FASB. The FSP did not delay the effective date for the disclosure provisions of EITF 03-1 which have been adopted by the Company. The Company does not expect the final guidance to have a material impact on its consolidated results of operations, financial position or cash flows.

The following new accounting standards were issued, but have not yet been adopted by the Company as of March 31, 2005:

FASB Statement No. 151, Inventory Costs—an amendment of ARB No. 43 (“SFAS 151”)—In November 2004 the FASB issued SFAS151 which requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of this standard on its consolidated financial statements.

FASB Statement No. 123 (Revised 2004), Share-Based Payment (“SFAS 123R”)—In December 2004, the FASB issued SFAS 123R, which replaces SFAS 123 and supersedes APB Opinion 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested awards at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested awards beginning in the first period restated. The Company does not anticipate the adoption of SFAS 123R on April 1, 2006 to have any material impact on its consolidated financial position, results of operations or cash flows. However, SFAS 123R also requires the benefit of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow rather than an operating cash flow as required under current accounting guidance. This may result in the reduction of net operating cash flow and an increase of net financing cash flows in periods after the effective date.

FASB Statement No. 153, Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29—In December 2004, the FASB issued SFAS 153 which amends APB Opinion No. 29 by eliminating the exception to the fair-value principle for exchanges of similar productive assets. SFAS 153 also eliminates APB Opinion No. 29’s concept of culmination of an earnings process. The amendment requires that an exchange of non-monetary assets be accounted for at fair value if the exchange has commercial substance and fair value is determinable within reasonable limits. SFAS 153 is effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. The impact of SFAS 153 will depend on the nature and extent of any exchanges of non-monetary assets after the effective date, but the Company does not currently expect SFAS 153 to have a material impact on its consolidated financial position, results of operations or cash flows.

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”)—In March 2005, the FASB issued FIN 47 which clarifies that the term “conditional asset retirement obligation” as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of the fiscal years ending after December 15, 2005. The Company does not expect the adoption of FIN 47 to have a material impact on its consolidated financial position, results of operations or cash flows.

ITEM 6.    DIRECTORS, SENIOR MANAGERS AND EMPLOYEES

Directors and Senior Management

We operate under the overall direction of our Board of Directors. Our Articles of Association provide that the number of Directors shall not, unless or until otherwise determined by an ordinary resolution, be less than four nor more than 15. The Articles of Association also provide that at every annual general meeting of shareholders any Director who has been appointed by the Board of Directors since the previous Annual General Meeting, together with such other Directors are required to ensure that one third (or the number nearest to but not less than one third) of the Directors shall retire from office. The Directors to retire by rotation in this manner in each year are the Directors who have been longest in office since their appointment or re-appointment. At our Annual General Meeting to be held on September 15, 2005, all our Directors will stand for election. Directors who retire by rotation in this manner are eligible to stand for re-election. The Directors may, at any time, appoint any person to be a director. Any person so appointed will hold office until the next Annual General Meeting of shareholders and shall then retire and be eligible for election. The Directors may appoint one or more of their number to the office of Chief Executive, Managing Director or to other executive office for such period and on such terms as the Directors think fit. All executive Directors have one-year rolling employment contracts with us, with the exception of William Coley, whose contract terms are yet to be agreed. The executive officers have contracts that are terminable by us on one year’s notice. It is our policy that Non-Executive Directors are appointed for a three-year term, renewable for a further three-year term on the basis of satisfactory performance, except where they are required to stand for re-election under the Articles of Association.

The name, title, age and date appointed of each of our Non-Executive Directors, our Executive Directors and our executive officers as at March 31, 2005 were as follows:

Name	Title	Age	Date appointed
Adrian Montague ☐	Chairman	57	November 28, 2002
William Coley §☐<†	Chief Executive	61	June 1, 2003
Stephen Billingham §☐<à	Finance Director	46	September 16, 2004
Roy Anderson #†§☐	Chief Nuclear Officer	56	September 16, 2004
Ian Harley +M☐<	Independent Director	54	June 1, 2002
Pascal Colombani *M†☐	Independent Director	59	June 1, 2003
Sir Robert Walmsley +*M#†☐	Independent Director	64	August 1, 2003
John Delucca +M☐<	Independent Director	61	February 9, 2004
Clare Spottiswoode +*M☐<	Deputy Chairman and Senior Independent Director	52	December 1, 2001
David Pryde +*M☐<	Independent Director	56	September 1, 2004
Robert Armour §<à	Company Secretary and General Counsel	45	December 13, 1995
Sally Smedley §à	Director, Human Resources and Communications	55	February 8, 1999
Neil O’Hara §<	Director, Power and Energy Trading	39	May 3, 2004

+	Denotes member of the Audit Committee.
*	Denotes member of the Remuneration Committee.
M	Denotes member of the Governance and Nominations Committee.
#	Denotes member of the Safety, Health and Environment Committee.
†	Denotes member of the Nuclear Performance Review Committee.
§	Denotes member of the Executive Committee.
☐	Denotes member of the British Energy Group plc Board.
<	Denotes member of the Trading Review Committee
à	Denotes member of the Pensions Committee
William Coley was appointed as Chief Executive Officer on April 14, 2005 following the resignation of Mike Alexander on March 20, 2005. Prior to this William Coley served as an Independent Director from June 2003.

Each of the current British Energy Group plc Directors was appointed to the Board of the Company on September 16, 2004. Prior to the January 14, 2005, each of the Directors was also a Director of BE Ltd. The dates in the table above refer to the Directors’ dates of appointment as directors of BE Ltd.

The written consent of the Special Shareholder is required for the appointment of the Chairman of the Board. There are no family relationships between any of our Directors or executive officers.

In accordance with the terms of the Creditor Restructuring Agreement, John Delucca and David Pryde were both nominated to serve as Directors by the Bondholders. Their appointments were subject to our Board agreeing their suitability and experience. The Board remains satisfied as to their independence.

Directors

Adrian Montague joined British Energy as Chairman in November 2002 and also held an executive role until the appointment of Mike Alexander as Chief Executive in March 2003. He is currently also Chairman of Michael Page International plc, Chairman of Infrastructure Investors LP, Chairman of Cross London Rail Links Limited, and Chairman (since May 26, 2005) of Friends Provident plc and a non-executive director of Cellmark AB. A law graduate of Cambridge University, he was a partner with Linklaters & Paines, before joining Kleinwort Benson as Head of the Project and Export Finance Department in 1993, and subsequently became Global Head of Project Finance of Dresdner Kleinwort Benson in 1997. Then he undertook a number of senior roles in the implementation of the Government’s private finance policies, serving as the Chief Executive of the Treasury Taskforce from 1997-2000, and as Deputy Chairman of Partnerships UK plc, and a Private Finance Advisor to the Department of the Environment, Transport and The Regions between 2000 and 2001. He was awarded a CBE in 2001.

William Coley accepted the position of Chief Executive on March 20, 2005 following the resignation of Mike Alexander and took up the post on April 14, 2005. Prior to this he served as an independent Non-Executive Director from June 2003. He joined Duke Power, a major US utility company as an engineer in 1966, becoming Group President in 1997 and retiring from this position in 2003 after a 37 year career with the company. During his time at Duke Power he held a variety of management and executive roles including Vice-President, Central Division and Senior Vice-President, Power Delivery. He was elected to Duke Power’s Board of Directors in 1990, becoming Senior Vice-President, Customer Group and was President of the Associated Enterprises Group between 1994 and 1997. A Non-Executive Director of CT Communications Inc. and Peabody Energy (both publicly traded companies), and a director of ER Jahna Enterprises (a privately owned company) he holds a BSc in Electrical Engineering from the Georgia Institute of Technology. He is a registered Professional Engineer in North and South Carolina. He is a member of the Trading Review and Nuclear Performance Committees.

Stephen Billingham was appointed to the Board as Finance Director on September 16, 2004, having joined British Energy on August 25, 2004. Prior to joining British Energy, he was the Group Finance Director of the engineering consultancy and support services group, WS Atkins plc, during its successful financial recovery. Previously he led the finance team which signed the large and complex Metronet-London Underground Public Private Partnership, which maintains two-thirds of the London Underground infrastructure. For seven years he was the Group Treasurer of the engineering group BICC plc (now Balfour Beatty plc). He has held finance positions in Severn Trent plc, Burmah Oil plc and British Telecommunications plc. He holds a BSc from Brunel University and a PhD from the University of Aston in Birmingham. He is a member of the Association of Corporate Treasurers. He is also a member of the Trading Review and Pensions Committees.

Roy Anderson was appointed to the Board as Chief Nuclear Officer (designate) of British Energy on September 16, 2004 having joined British Energy on July 5, 2004. The introduction of the role of Chief Nuclear Officer was approved by the NII in April 2005. He was previously President of PSEG Nuclear in the US, and Chief Nuclear Officer of Nuclear Management Company and of Florida Power Corporation. His early career involved working for Carolina Power and Light Company, Boston Edison Company and General Electric Company, all in the US. He has a degree in marine and nuclear engineering and an MBA in operation research. He is a member of the Safety, Health and Environment and Nuclear Performance Review Committees.

Ian Harley was appointed as an independent Non-Executive Director in 2002 and is Chairman of the Audit Committee. He joined Abbey National in 1977 where he held a variety of posts in the Finance, Retail Banking and Wholesale Banking Divisions before joining its board in 1993. He spent nine years on the board as first Finance Director, then Chief Executive, before retiring in 2002. An Economics graduate of Edinburgh University, he is a Fellow of the Institute of Chartered Accountants and a Fellow and Past President of the Institute of Bankers. He is currently a Non-Executive Director of Rentokil Initial plc, JW Educational Limited and Remploy Limited, a Vice-President of the National Deaf Children’s Society and a Governor of the Whitgift Foundation. Previously Chairman of the Association for Payment Clearing Services, a member of the Deposit Protection Board, appointed by the Bank of England, and a member of the Financial Services Authority’s Practitioner Panel. He is also a member of the Governance and Nominations, and Trading Review Committees.

Dr. Pascal Colombani was appointed as an independent Non-Executive Director in 2003. He holds a doctorate in nuclear physics and is a former Chairman and CEO of the French Atomic Energy Commission. He is Associate Director at ATKearney, a director of Alstom SA, Rhodia SA and of the French Institute of Petroleum. He is Chairman of the French Association for the Advancement of Science and a member of the French Academy of Technology. He was also formerly the Chairman (non-executive) of Areva, the nuclear engineering conglomerate, and a board member of Electricité de France and France Télécom. He is Chairman of the Nuclear Performance Review Committee and a member of the Governance and Nominations, and Remuneration Committees.

Sir Robert Walmsley was appointed as an independent Non-Executive Director in 2003. Previously he served in the Royal Navy where his final appointment was as Controller of the Navy and member of the Navy Board as a Vice Admiral, starting in 1994. He was knighted in 1995. During his earlier naval career he held a number of nuclear related posts including service as the Chief Engineer of a nuclear submarine, Project Manager of a Nuclear Submarine Refit and Refuel, and Chairman of the Naval Nuclear Technical Safety Panel; he was Director General, Submarines between 1993 and 1994. He held roles in Procurement at the Ministry of Defense and was Executive Aide to the Chief of Defense Procurement between 1986 and 1987. After retiring from the Navy, he was appointed as Chief of Defense Procurement (a Permanent Secretary grade post in the Civil Service), occupying that position from 1996 until 2003. Holding an MA from Cambridge University and a postgraduate diploma in control engineering he also was awarded an MSc in Nuclear Science and Technology from the Royal Naval College. He is a Senior Adviser at bankers Morgan Stanley and an independent director of General Dynamics Corporation, Major Projects Association, EDO Corporation and Stratos Global Holding Limited. He is Chairman of the Governance and Nominations Committee and the Safety Health and Environment Committee, a member of the Audit, Remuneration, and Nuclear Performance Review Committees, and a Non-Executive Director of British Energy Generation Limited, the Group’s licensed nuclear generator subsidiary.

John Delucca was appointed as an independent Non-Executive Director in February 2004. He holds an MBA in Finance from Fairleigh-Dickinson University School of graduate study and a BA from Bloomfield College and has held a variety of senior roles in US business. Most recently, from 2003 until March of this year he was Executive Vice-President and Chief Financial Officer of the REL

Consultancy Group. Prior to that from 1998 to 2002 he was Executive Vice-President, Finance and Administration and Chief Financial Officer of Coty Inc and a member of their Executive Committee. Between 1993 and 1998 he was Senior Vice-President and Treasurer of RJR Nabisco Inc., having previously held executive positions with Hascoe Associates, a private investment group, the Lexington Group, providing financial consulting to distressed companies, the Trump Group and the International Controls Corporation, where he was Executive Vice-President and CFO as well as Chairman and CEO of a subsidiary, Transway Finance Company. He is a Non-Executive Director, and chairs the audit committees, of ITC Deltacom, Enzo Biochem and Elliott Company. He has been a lecturer at Fordham University’s Graduate School of Business Administration and Adjunct Assistant Professor at Seton Hall University School of Business Administration. He is Deputy Chairman of the Audit Committee and a member of the Trading Review and Governance and Nominations Committees.

Clare Spottiswoode was appointed as an independent Non-Executive Director in 2001. Chair of the Remuneration Committee. Her career started as an economist with the Treasury before establishing her own software company. Between 1993 and 1998 she was Director General of Ofgas and has also served as a member of the Government’s Deregulation Task Force (1993) and the Public Services Productivity Panel (1998). Mrs Spottiswoode currently chairs Economatters Limited and is also currently a Non-Executive Director of Advanced Technology (UK) plc, Tullow Oil plc, Anker plc, Biofuels Corporation and Petroleum Geo-Services ASA. Awarded a CBE for services to industry in 1999, she holds degrees from Cambridge and Yale Universities. She is the Deputy Chairman and the senior independent Non-Executive Director, Chairman of the Remuneration Committee and a member of the Trading Review, Audit and Governance and Nominations Committees.

David Pryde was appointed as an independent Non-Executive Director on September 1, 2004. He has extensive trading and risk management experience. Having formerly headed precious metals trading in Asia and NM Rothschild and Sons Ltd and Philipp Brothers Inc., he joined JP Morgan & Co Inc. in 1984 and has subsequently held various senior management positions in their trading businesses, including Global Head of Precious Metals Trading, Global Head of Commodity Derivatives Trading and Marketing and Global Head of Futures and Options Brokerage. He sat on the boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association. He is Chairman of the Trading Review Committee and a member of the Remuneration, Audit and Governance and Nominations Committees.

Mike Alexander (57) resigned as Chief Executive on March 20, 2005. Prior to his appointment as Chief Executive Officer at British Energy in March 2003 he was Chief Operating Officer and executive Board Member of Centrica plc, and before that Managing Director of British Gas Trading. He is a non-executive director of Associated British Foods plc and was previously Chairman of AG Solutions Limited, Hydrocarbons Offshore Limited and a Non-Executive Director of The Energy Saving Trust.

David Gilchrist, formerly Managing Director, Generation, resigned as a Director on August 5, 2004. Formerly Executive Vice President, Finance of Bruce Power LP (1999 – 2001), having previously been Financial & Commercial Director, British Energy North America, and he was Executive Director, Finance of Nuclear Electric Limited. A Chartered Engineer and member of the Institution of Mechanical Engineers, he was Business Development Director at GKN plc prior to joining Nuclear Electric in 1991.

Martin Gatto resigned as Interim Finance Director on September 16, 2004. He remained with the Company as Chief Financial Officer until December 31, 2004. Prior to joining British Energy he was interim Chief Financial Officer at Midlands Electricity plc and was Group Financial Director at Somerfield plc between 1993 and 2002.

Executive Officers

Robert Armour was appointed Company Secretary in 1995 and General Counsel in 2003. A solicitor, he was a partner in Wright Johnston & Mackenzie, solicitors, between 1986 and 1990 before joining Scottish Nuclear Limited as Company Secretary in 1990. He was Director of Performance Development for Scottish Nuclear Limited between 1993 and 1995. From 1997 to 2003 he was Director of Corporate Affairs. He holds a law degree and MBA from Edinburgh University and has also attended INSEAD’s Advanced Management Program. He is a member of the Executive and the Pensions and Trading Review Committees.

Neil O’Hara was appointed as Director of Power and Energy Trading in May 4, 2004. He has over ten years’ trading and risk management experience in the energy sector including the power, coal and gas sectors. His trading experience was gained in the UK and US whilst working at Manufacturers Hanover Trust, British Gas, Natural Gas Clearinghouse (Dynergy), Accord/Centrica and RWE. He has also worked on generation optimization, co-firing and operations and engineering projects. He is a member of the Executive and Trading Review Committees.

Sally Smedley was appointed as Director, Human Resources and Communications on February 8, 1999, previously she was Human Resources and Corporate Relations Director at East Midlands Electricity plc, and Employee Relations Director, the BOC Group plc. She has a BSc (Tech) in Occupational Psychology. She is a member of the Executive and Pensions Committees.

Peter Wakefield was appointed as Safety and Technical Director on April 4, 2005. He joined British Energy from Eskom, the vertically integrated South African power utility. He has extensive experience in the nuclear industry and all aspects of nuclear power plants. He was the first operating manager at Koeberg, holding a Senior Reactor Generator License, before moving through station, corporate engineering and technology management posts. Earlier in his career he spent four years in the UK power industry and one and a half years with EdF in the French nuclear program. He has an electrical engineering degree and an executive management education from South Africa and Switzerland. He is a member of the Executive and the Safety Health and Environment and Nuclear Performance Review Committees.

Details of other directorships and outside interests of our directors and executive officers are as follows:

Other Directorships/Outside Interests
Adrian Montague	Michael Page International plc Cross London Rail Links Limited, Friends Provident plc, Cellmark AB; Infrastructure Investors LP
William Coley	CT Communications Inc; Peabody Energy
Pascal Colombani	AT Kearney; Alstom SA; French Institute of Petroleum, Rhodia, SNC-Lavali
Ian Harley	Rentokil Initial plc; Remploy Limited; National Deaf Children’s Society; JW Educational Limited
Clare Spottiswoode	Advanced Technology (UK) plc; Economatters Ltd; Tullow Oil plc; Anker plc; Biofuels Corporation; Petroleum Geo-Services ASA
John Delucca	ITC Deltacom; Enzo Biochem Inc.; The Elliott Company
Sir Robert Walmsley	EDO Corporation General Dynamics; Morgan Stanley; Major Projects Association; Stratos Global Limited
Stephen Billingham	None
Roy Anderson	None
David Pryde	None
Robert Armour	Scottish Council Development and Industry; Nuclear Industries Association
Neil O’Hara	None
Sally Smedley	Remploy Limited
Peter Wakefield	None

None of the other Directors or executive officers had other business interests outside of British Energy.

Compensation of Directors and Officers

During the year ended March 31, 2005, the aggregate amount of compensation we paid to all Executive and Non-Executive Directors and executive officers was £3,954,973 (excluding pension contributions, and any payment to Mike Alexander for loss of office). During the year ended March 31, 2005, the aggregate amounts set aside or accrued to provide pension, retirement or similar benefits for Executive and Non-Executive Directors and executive officers, pursuant to any existing plan, was £136,674.

In the year ending 31 March 2005, all our Executive Directors were entitled to bonus payments under the Interim Bonus Plan. This took the form of a deferred bonus granted to members of the Executive Committee either wholly in shares (in the case of Executive Directors) or mainly in shares and partly in cash in the case of other Executive Committee members. The maximum level of award was 150 per cent. of salary, except in the case of Roy Anderson who was hired from the US and is entitled to 1.67 times that figure.

On the basis of performance against a range of challenging targets underpinned by the safety and environmental priorities necessitated by the nature of our activities, Executive Committee members will each receive 38.2 per cent. of salary (63.6 per cent. in the case of Roy Anderson). So far as the award of shares is concerned one third of this amount is payable immediately with one third released in 2005/06 and the final third in 2006/07.

In recognition of the exceptional effort, commitment and determination required to meet both the engineering challenges and to complete the Restructuring the Remuneration Committee decided to make a one-off discretionary payment to members of the Executive Committee equal to 50 per cent. of base salary. This amount is shown under bonus in the Emoluments Table in the section below entitled “Directors’ Emoluments”.

William Coley became an Executive Director of British Energy Group plc on April 14, 2005 and the terms of his contract are yet to be finalised. His remuneration shall be a fixed salary of £531,915 per annum (or such higher rate as determined by the Remuneration Committee of the Board and approved by British Energy Group plc in General Meeting). This is in addition to Directors’ fees of £27,000 per annum and shares in the British Energy Group plc, having a value at the date of payment of £13,000, payable to him under his previous terms of appointment as a Non-Executive Director. He will be eligible for a bonus of £265,958 payable at the end of the financial year ending March 31, 2006 subject to the absolute discretion of the Remuneration Committee and approval by the Board. He will not be eligible for membership of any occupational pension scheme. He also receives an accommodation allowance of £105,770 per annum.

Service Contracts

We aim to set notice or contract periods for Executive Directors at one year or less. Where it is necessary to offer longer notice or contract periods to new Executive Directors recruited from outside the company, it is our policy to reduce the duration of these contracts as soon as possible after the initial period has expired. With the exception of William Coley, whose contract terms are yet to be agreed, all of our Executive Directors currently have 12-month rolling contracts.

Termination Provision

The Company’s policy is that Directors’ service contracts should not have express termination provisions other than the contractual notice periods.

David Gilchrist resigned from the Board on August 4, 2004 and his employment terminated on November 4, 2004. The payment to him disclosed under “Compensation for Loss of Office” in the table entitled “Directors’ Emoluments” represents the balance of his contractual notice plus a payment in respect of bonus entitlement for 2004/05 and for loss of bonus entitlement for a proportion of 2005/06.

Mike Alexander resigned from the Board on March 20, 2005. As at July 27, 2005 no compensation for loss of office had been agreed.

Independent and Non-Executive Directors

With the exception of Adrian Montague, who undertook an executive role with the Company from November 2002 to March 2003, we consider all our directors to be independent in accordance with the UK Combined Code on Corporate Governance.

The remuneration of Non-Executive Directors is determined by the Board. Appointed for three-year terms, our independent and Non-Executive Directors do not have service contracts, are not eligible for any of our share schemes and do not receive any pension provision from us.

The expiry dates of the current Non-Executive Directors’ appointments are:

Name	Expiry Date
P Colombani	05/31/2006
J Delucca	01/31/2007
I Harley	05/31/2008
A Montague	08/31/2005
D Pryde	05/30/2007
C Spottiswoode	11/30/2007
R Walmsley	07/31/2006

Board Practices

The Board meets sufficiently regularly to discharge its duties effectively. There is frequent contact amongst the Directors between Board Meetings to progress the Company’s business.

All of the Non-Executive Directors serving on the Board have held senior positions in other major organizations either in the UK or internationally. Each of them is involved in decision making on key issues facing the Group and brings a wide range of experience to the Board. The Non-Executive Directors of the Company meet as a group from time to time without Executive Directors present and from time to time also meet without the Chairman present.

The Board has a number of matters reserved to it, including appropriate strategic, financial and organizational matters. These are considered at the Board’s monthly meetings. The Board receives reports covering operational, financial, safety, risk management and regulatory performance to assist in identifying key issues for all of the business on a regular and timely basis. All Directors may obtain independent professional advice at the Company’s expense and all Directors have access to the advice and services of Robert Armour, the Company Secretary who is accountable to the Board through the Chairman on all corporate governance matters. Where appropriate, matters have been delegated to Board Committees, all of which have written constitutions and terms of reference. Further information on our committee structure is provided below.

We have maintained the Committee structure previously operated by BE Ltd. Our current committee structure is described below:

Remuneration Committee

The Remuneration Committee is concerned primarily with the pay, benefits and other employment conditions of Executive Directors and the members of the Executive Committee. The Committee is made up entirely of Independent Directors. In addition, it reviews the pay and benefits to other senior staff, to ensure reasonable consistency. The Terms of Reference for the Committee empower it to:

•	establish the remuneration policies and practices for Executive Directors and certain other Directors and senior employees;

•	design and implement long-term incentive schemes;

•	determine and review the individual remuneration packages of the Executive Directors and other selected senior employees, including pension arrangements;

•	authorize the annual performance incentive plan; and

•	obtain professional advice and expertise necessary for the performance of its duties.

The Remuneration Committee is chaired by Clare Spottiswoode. Pascal Colombani, Sir Robert Walmsley and David Pryde are also members of the Committee.

Remuneration Policy

The Group’s remuneration policy aims to attract and retain management with the appropriate professional, managerial and operational expertise necessary to achieve the Group’s objectives.

It is the Committee’s aim to ensure that the total package (including benefits) is competitive not just in UK terms but can also attract specialists skills in the international nuclear market.

The Committee’s policy is that base salaries are positioned broadly around the market median with an incentive opportunity which will reflect the Company’s business strategy and the challenges it faces.

In particular it is the Committee’s policy that:

•	A significant proportion of the Executive Directors pay should be variable and linked to the performance of the Company.

•	Taking account of the external market the movements in base pay of Directors and Executive Committee Members should be broadly in line with the pay increases awarded to other staff.

•	In determining the link between base and variable pay the Company should be mindful of Safety and Environmental issues.

•	There should be a strong and clear link between reward and performance against agreed stretch targets.

The Committee has addressed the issue of suitable long-term incentives being in place for Executive Directors and senior staff. The Committee has decided that it is not appropriate to introduce a traditional long term plan at this stage of the Company’s development. It proposes to put in place an annual plan which pays out over three years.

Audit Committee

The Audit Committee is comprised entirely of independent Non-Executive Directors. Ian Harley is Chairman and John Delucca Deputy Chairman of the Committee. Ian Harley and John Delucca are considered to be audit committee financial experts. Sir Robert Walmsley, Clare Spottiswoode and David Pryde are also members of the Committee. The Audit Committee has the primary purpose of assisting the Board in overseeing the integrity of the Company’s financial statements, and overseeing the Company’s compliance with legal and regulatory requirements. The Committee is also responsible for considering and recommending appropriate accounting policies for the Group, and reviewing the adequacy and effectiveness of internal control and compliance procedures within British Energy and ensuring that the Group complies with all statutory requirements in relation to the principles, policies and practices adopted in the preparation of the financial statements including those arising as a result of the application of the US Sarbanes-Oxley Act 2002 (“the Sarbanes-Oxley Act”). The Committee reviewed risk management processes across the Group including actions to mitigate or control key risks facing British Energy. The Committee receives reports from both external and internal auditors in relation to matters arising from their work and is also responsible for encouraging and monitoring the adoption of best practice in corporate governance. The Committee receives reports twice per annum from the Group Risk Management Committee. The Committee reviews the scope and results of the external audit including the auditors’ cost effectiveness, independence and objectivity, and is responsible for making recommendations to the Board in relation to the appointment and independence of the external auditors and their remuneration. The Committee also reviews the nature and extent of the non-audit services provided by the external auditors to the Group to ensure that these are appropriate, and that a balance of objectivity and value for money is maintained.

Governance and Nominations Committee

The Governance and Nominations Committee is comprised entirely of Non-Executive Directors and is chaired by Sir Robert Walmsley. Ian Harley, Pascal Colombani, John Delucca, Clare Spottiswoode and David Pryde are also members. It replaced the BE Ltd Nominations Committee in November 2004. The Committee is responsible for encouraging and monitoring the adoption of good corporate governance practice drawing on the practices and codes prevailing in the UK, US and the EU. It reviews the Company’s code of conduct and ethics and compliance with this code and our legal obligations generally. The Committee also advises on the corporate social responsibility performance of the Group. The Committee also advises the Board in relation to senior appointments throughout the Group. Board appointments recommended by the Committee will be made after an appropriate search and selection process has been undertaken, including, where appropriate, the use of external advisers to identify suitable candidates.

Safety, Health and Environment Committee

This Committee provides advice to the Board in relation to the health and safety of staff, contractors, visitors and the general public, plant safety and our environmental performance. It reviews key safety and environmental risks affecting our business and the actions taken to mitigate or control them. It is chaired by Sir Robert Walmsley. Roy Anderson is also a member and the Committee also includes three independent experts as well as certain other senior managers of the Group. The meetings, which consider both site specific and generic issues, are held in rotation at the nuclear power stations with the Station Manager and site safety representatives in attendance.

Nuclear Performance Review Committee

The Nuclear Performance Review Committee considers and advises the Board and the Executive Committee on issues relating to the performance of and improvements to the Group’s nuclear fleet including operational performance, performance improvement, plant reliability, preventive maintenance and Materiel Condition. The Committee reviews and advises on the implementation and direction of the Company’s ongoing Performance Improvement Program. The Committee is chaired by Pascal Colombani and its membership includes Sir Robert Walmsley, Roy Anderson, Peter Wakefield, and certain other senior managers with appropriate technical expertise. The Chief Executive and executives of the nuclear generation subsidiary board will continue to have responsibility for and will direct the operational and safety policy of the Group’s nuclear operations.

Trading Review Committee

The Trading Review Committee, chaired by David Pryde, was established shortly after his appointment and meets every second month to review hedging and risk management strategy for trading and to ensure activities are conducted within overall risk limits. The Committee reviews and provides advice on the management and use of risk measurements and control, as well as monitoring performance against strategy. It also oversees the management and maintenance of the policies, procedures, authorization and overall risk control framework which will is carried out by a sub-committee, the Trading Risk Sub-Committee. William Coley, Stephen Billingham, Ian Harley, John Delucca, Clare Spottiswoode, Robert Armour and Neil O’Hara are also members.

Executive Committee

Chaired by William Coley, the Executive Committee comprising the senior executives, directs the business of the Group in accordance with delegated authorities from the Board. The Executive Committee meets weekly to maintain close scrutiny and management of the Group’s affairs, directing performance, taking corrective action and ensuring the Board is kept abreast of all material events. Stephen Billingham, Roy Anderson, Robert Armour, Sally Smedley, Neil O’Hara and Peter Wakefield are also members.

Management Committees and Subsidiary Boards

Throughout the year a number of executive management committees and subsidiary boards were used to assist the Directors in controlling the business. These included the Generation Board which directed operational and safety policy in the Group’s nuclear operations. The Chief Executive and executives on the Generation Board continue to direct the operational and safety policy of our nuclear operations.

Group Risk Management Committee

This is an executive committee chaired by the Finance Director. It meets every two months to review the group-wide risk management processes of the business, maintain an overview of the risks facing the business and reports to the Audit Committee on a regular basis.

Pensions Committee

This is an executive committee which monitors the management of the two Group Pension Schemes and is chaired by Sally Smedley, the Group’s Human Resources and Communications Director. The Chairmen of the British Energy Generation Group Trustees and the British Energy Combined Group Trustees are members, as are certain other Directors and senior managers of the Group. The Committee reviews and advises on the policies being adopted by the Trustees of these Schemes and is responsible for advising the Board on all matters relating to these Schemes.

Share Ownership

Prior to the Restructuring BE Ltd operated several share option schemes (collectively, the “Old Share Plans”). The No. 1 Scheme was designed for approval by the UK Inland Revenue under

Schedule 9 of the UK Income and Corporation Taxes Act of 1988 and, consequently confers certain tax benefits on its participants. The No. 2 Scheme, also established by BE Ltd, is an unapproved share option scheme and does not, therefore, confer any particular tax benefits on its participants. Collectively, the No. 1 Scheme and No. 2 Scheme are referred to as the “Executive Share Option Schemes”. In order to be eligible to participate in the Executive Share Option Schemes an individual had to have been a full time director or employee of BE Ltd. The No. 3 Scheme (the “All-Employee Share Option Scheme”) was approved by the UK Inland Revenue and was available to all of our employees other than those who may participate in the Executive Share Option Schemes. There is also a Sharesave (save-as-you earn “SAYE”) Scheme that was open to all BE Ltd’s UK employees and full time Directors who had been continuously employed for such period as the Board prescribed (which could not exceed five years before the date the options were to be granted).

As at March 31, 2005 there were 2,803,541 options outstanding under the Executive Share Option Schemes, 14,223,094 options outstanding under the All-Employee Share Option Scheme, and 7,375,672 options outstanding under the Sharesave Scheme.

As at March 31, 2005, our Directors and executive officers as a group, held options to purchase 193,150 ordinary shares, all of which options were issued pursuant to our Executive Share Option Schemes. Detailed below are the No. 1 and No. 2 Scheme options held by Directors and executive officers. These options became exercisable three years after the date of grant, subject to achievement of a performance condition. For further details see the section entitled “Executive share options” below.

Upon Restructuring, British Energy Group plc adopted six stock compensation plans—a Sharesave Scheme, an Employee Share Option Plan, an Executive Share Option Plan, an Interim Deferred Bonus Plan, a Long Term Deferred Bonus Plan, and a Share Incentive Plan (collectively, the “New Share Plans”). The terms of the Sharesave Scheme, Employee Share Option Plan and the Executive Share Option Plan are not materially different from the Old Share Plans.

No shares or options had been granted under any of the New Share Plans as of March 31, 2005. Total awards granted under the New Share Plans cannot exceed 10 per cent. of share capital over a rolling 10-year period. Of the total awards, grants under the Executive Plan cannot exceed 5 per cent. of share capital over a rolling 10-year period.

A description of the material New Share Plans appears below.

Employee Share Option Plan (“Employee Plan”) and Executive Share Option Plan (“Executive Plan”)

The intention is that the Employee Plan will be used to facilitate grants to non-senior executives with grants to senior executives made under the Executive Plan. Under both plans, participants may be granted options over common stock but the proportion of those options which may be exercised is subject to the achievement of performance targets over a three-year performance period set by the Remuneration Committee. To the extent that an option or part of an option becomes capable of being exercised at the end of the three-year performance period, it will ordinarily remain exercisable between three and ten years from the date of grant.

Interim Deferred Bonus Plan

A deferred bonus in common stock and cash may be granted to executive directors and senior executives by the Remuneration Committee based on performance against targets in respect of the financial year ended March 31, 2005. It is intended that participants in the Interim Deferred Bonus Plan will not participate in the Executive Plan. It is intended that rewards for performance in subsequent financial years will be provided through the Long Term Deferred Bonus Plan.

Long Term Deferred Bonus Plan (“LT Plan”)

Certain executive directors and selected senior executives are eligible to receive conditionally awarded shares, or share options in the Company at no cost with the proportion of those shares which may vest subject to the achievement of performance targets over a three-year performance period. It is intended that participants in the LT Plan will not participate in the Executive Plan.

Directors’ Emoluments

During the year the Board reviewed the fees paid to non-executive Directors except the Chairman. With effect from September 1, 2004 the revised structure is:

Independent/Non-Executive Director (Basic Fee)	£27,000
Additional fee for Deputy Chairman/Senior Independent Director	£10,000
Additional fee for Chairing Committees (per Committee)	£10,000
Membership of Committee	£1,500
Attendance at Board Meeting or Committee Meeting	£500
Telephone attendance at Board Meeting or Committee Meeting	£250

In addition, with effect from April 1, 2004, those Non-Executive Directors who travel from the USA receive £1,000 per Board meeting subject to a maximum of £10,000 per annum. Those who reside elsewhere outside the UK are paid £500 per meeting to a maximum of £5,000 per annum.

Adrian Montague’s base fee is £150,000 per annum which was, as a consequence of the additional time commitment as in previous years maintained at a level of £300,000 per annum until Restructuring was achieved. He immediately reverted to his base fee on January 17, 2005, the date of listing of shares in the Company. Under a voluntary arrangement Mr Montague’s letter of appointment was amended such that 30 per cent. of his base fee is payable in shares. This arrangement became effective on March 1, 2005. His contract also provided for additional lump sum fees to be paid when certain milestones related to the Restructuring were achieved and £100,000 became eligible for payment in January 2005.

The payments to Directors and Executive Officers in each of the last three fiscal years (in each case ended March 31) were as follows:

	Basic Salary and Fees (£)			Bonus (£)			Contingent Fees (£)			Compensation for Loss of Office (£)
Name	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
A Montague	269,315	300,000	100,000	—	—	—	100,000	—	300,000	—	—	—
W Coley(1)	76,250	25,000	—	—	—	—	—	—	—	—	—	—
S Billingham(2)(13)	188,740	—	—	286,813	—	—	—	—	—	—	—	—
R Anderson(2)	300,939	—	—	361,333	—	—	—	—	—	—	—	—
P Colombani(3)	52,750	22,500	—	—	—	—	—	—	—	—	—	—
J Delucca(4)	70,083	4,500	—	—	—	—	—	—	—	—	—	—
I Harley	63,750	36,500	25,833	—	—	—	—	—	—	—	—	—
C Spottiswoode	80,500	59,000	53,333	—	—	—	—	—	—	—	—	—
R Walmsley(5)	75,083	24,667	—	—	—	—	—	—	—	—	—	—
D Pryde(6)	52,333	—	—	—	—	—	—	—	—	—	—	—
Total Emoluments for serving Directors at March 31, 2005	1,229,743	472,167	179,166	648,146	—	—	100,000	—	300,000	—	—	—

D Hawthorne(7)	—	25,228	152,978	—	—	—	—	—	—	—	—	—
M Alexander(8)	407,949	400,000	33,333	—	190,004	—	—	—	—	—	—	—
M Gatto(9)	179,596	130,000	—	25,868	36,013	—	—	—	—	—	—	—
D Gilchrist(10)	69,581	199,013	183,563	18,482	106,105	—	—	—	—	136,092	—	—
R Hill(11)	—	19,167	57,500	—	—	—	—	—	—	—	—	—
K Lough(12)	—	151,975	211,250	—	73,679	—	—	—	—	—	145,625	—
R Biggam(14)	—	—	11,167	—	—	—	—	—	—	—	—	—
R Jeffrey(15)	—	—	309,188	—	—	—	—	—	—	—	—	98,000
M Kirwan(16)	—	—	45,042	—	—	—	—	—	—	—	—	—
P Stevenson(17)	—	—	25,893	—	—	—	—	—	—	—	—	—
J Walsh(18)	—	—	7,325	—	—	—	—	—	—	—	—	—
Total Emoluments (all Directors)	1,886,869	1,397,550	1,216,405	692,496	405,801	—	100,000	—	300,000	136,092	145,625	98,000

S Smedley	173,413	157,875	148,025	157,968	76,239	—	—	—	—	—	—	—
N O’Hara	193,750	—	—	160,946	—	—	—	—	—	—	—	—
R Armour	157,150	141,700	127,550	142,965	69,161	—	—	—	—	—	—	—

Total Emoluments (all Directors & Executive Officers)	2,411,182	1,697,125	1,491,980	1,154,375	551,201	—	100,000	—	300,000	136,092	145,625	98,000

	Other Benefits (£)			Total Emoluments Excluding Pension (£)			Pension Contributions (£)
Name	2005	2004	2003	2005	2004	2003	2005	2004	2003
A Montague	—	—	209	369,315	300,000	400,209	—	—	—
W Coley(1)	—	—	—	76,250	25,000	—	—	—	—
S Billingham(2)(13)	8,046	—	—	483,599	—	—	8,925	—	—
R Anderson(2)	33,599	—	—	695,871	—	—	11,475	—	—
P Colombani(3)	—	—	—	52,750	22,500	—	—	—	—
J Delucca(4)	—	—	—	70,083	4,500	—	—	—	—
I Harley	—	—	—	63,750	36,500	25,833	—	—	—
C Spottiswoode	—	—	—	80,500	59,000	53,333	—	—	—
R Walmsley(5)	—	—	—	75,083	24,667	—	—	—	—
D Pryde(6)	—	—	—	52,333	—	—		—	—

Total Emoluments for serving Directors at March 31, 2005	41,645	—	209	2,019,534	472,167	479,375	20,400	—	—
D Hawthorne(7)	—	—	8,046	—	25,228	161,024	—	—	21,749
M Alexander(8)	28,218	32,864	2,202	436,167	622,868	35,535	15,300	16,929	1,385
M Gatto(9)	11	Nil	—	205,475	166,013	—	—	—	—
D Gilchrist(10)	9,034	15,247	20,067	233,189	320,365	203,630	9,257	16,929	12,020
R Hill(11)			—		19,167	57,500		—	—
K Lough(12)	—	11,309	12,886	—	382,588	224,136	—	11,657	12,020
R Biggam(14)	—	—	—	—	—	11,167	—	—	—
R Jeffrey(15)	—	—	17,349	—	—	424,537	—	—	—
M Kirwan(16)	—	—	4,007	—	—	49,049	—	—	4,453
P Stevenson(17)	—	—	—	—	—	25,893	—	—	—
J Walsh(18)	—	—	—	—	—	7,325	—	—	—

Total Emoluments (all Directors)	78,908	59,420	64766	2,894,365	2,008,396	1,679,171	44,957	45,515	51,627
S Smedley	10,991	8,248	10,879	342,372	242,362	158,904	15,300	16,929	12,020
N O’Hara	53,780	—	—	408,476	—	—	14,025	—	—
R Armour	9,645	10,287	8,784	309,760	221,148	136,334	15,300	16,929	12,020

Total Emoluments (all Directors & Executive Officers)	153,324	77,955	84429	3,954,973	2,471,906	1,974,409	89,582	79,373	75,667

Notes

(1)	Appointed as a Non-Executive Director on June 1, 2003. Appointed as Chief Executive on April 14, 2005
(2)	Appointed as Executive Director on September 16, 2004. Emoluments relate to the period from July 2, 2004. He joined the Company on August 25, 2004.
(3)	Appointed as Non-Executive Director on June 1, 2003
(4)	Appointed as Non-Executive Director on February 9, 2004
(5)	Appointed as Non-Executive Director on August 1, 2003
(6)	Appointed as Non-Executive Director on September 1, 2004
(7)	Resigned as Executive Director on February 15, 2003. Appointed as Non-Executive Director on February 15, 2003 and resigned on March 12, 2004
(8)	Resigned as Executive Director on March 20, 2005. As at July 22, no compensation for loss of office had been agreed.
(9)	Appointed as Executive Director on December 8, 2003. Resigned on September 16, 2004
(10)	Resigned as Executive Director on August 4, 2004
(11)	Retired as Non-Executive Director on July 31, 2003
(12)	Resigned as Executive Director on December 8, 2003
(13)	Bonus relates to a full year of service in line with his service agreement.
(14)	Resigned as Non-Executive Director on June 10, 2002.
(15)	Resigned Director on February 10, 2003.
(16)	Resigned as Director on May 31, 2002. The salary figure for 2003 includes accrued holiday pay of £13,458.
(17)	Resigned as Director on February 28, 2003.
(18)	Resigned as Non-Executive Director on July 16, 2003.

Directors and Executive’s Shareholdings

The table below lists the total number of shares held by our Directors and Executive Officers as at July 25, 2005

Ordinary shares	July 25, 2005(2)	As a % of total Issued share Capital(2)	March 31, 2004(1)	As a % of total Issued share Capital(1)
A Montague	3,258	0.0006	2,188	0.0004
W Coley	8,466	0.0015	—	—
S Billingham	—		—	—
R Anderson	3,547	0.0006	—	—
P Colombani	3,143	0.0006	—	—
J Delucca	3,161	0.0006	—	—
I Harley	3,183	0.0006	2,000	0.0003
C Spottiswoode	3,234	0.0006	—	—
R Walmsley	4,598	0.0008	—	—
D Pryde	8,197	0.0015	—	—
N O’Hara	—	—	—	—
S Smedley	1	0.0000002	50	0.00001
R Armour	193	0.000034	12,282	0.002
P Wakefield	—	—	—	—
Total	40,981	0.0073	16,520	0.0027

Notes:

(1)	Ordinary Shares in British Energy plc (total of 620,362,444)
(2)	Ordinary Shares in British Energy Group plc (total of 561,315,459)

As at July 25, 2005, our Directors and executive officers as a group, held 40,981 shares, representing 0.0073 per cent. of our issued and outstanding ordinary shares. All British Energy Group plc ordinary shares are of the same class and therefore Directors and executive officers have the same voting rights as shareholders.

Any ordinary shares required to fulfill entitlements under current option schemes may be provided by the British Energy Employee Share Trust (“BEEST”). As beneficiaries under the BEEST, the Directors are deemed to be interested in the shares held by the Trust, which, at March 31, 2005, amounted to 434,701 ordinary shares and 912,872 warrants.

Executive share options

As at March 31, 2005 Directors’ interests in Executive and SAYE share options over ordinary shares were as follows:

No. 1 Scheme Options*

	Date of Grant	Date when option expires	Option price	Number of Ordinary Shares under Option
Robert Armour	August 12, 1997	August 11, 2007	£2.60	11,538
Sally Smedley	February 8, 1999	February 7, 2009	£6.67	4,497

No. 2 Scheme Options*

	Date of Grant	Date when option expires	Option price	Number of Ordinary Shares under Option
Robert Armour	June 29, 1998	June 28, 2005	£5.08	11,392
	June 25, 1999	June 24, 2006	£5.29	25,436
	July 14, 2000	July 13, 2007	£2.41	43,523
Sally Smedley	February 8, 1999	February 7, 2006	£6.67	15,368
	June 25, 1999	June 24, 2006	£5.29	25,023
	July 14, 2000	July 13, 2007	£2.41	56,373

*	Share options were granted in previous years by BE Ltd. Legal advice has been obtained to the effect that the changes in the corporate structure of British Energy as a result of the restructuring did not trigger the early exercise provisions under these options. The Remuneration Committee decided not to allow holders of options in BE Ltd to roll them over into options over shares in the Company. The options granted by BE Ltd are still capable of exercise, but immediately on exercise the shares will be converted into shares in the Company in the ratio of 50:1. Accordingly the effective exercise price of the options is significantly higher than the current share price and it is unlikely the options will be exercised.

Retirement Benefits for Directors and Executive Officers

British Energy Generation Group ‘Approved’ Pension Plan Table—Standard Accrual 1/60th

Years of Service

	15	20	25	30	35
Remuneration(1)
>£102,000	£25,500	£34,000	£42,500	£51,000	£59,500

(1)	For the Directors and the executive officers covered the maximum remuneration that can be taken into account to calculate ‘Approved Scheme’ benefits is subject to an earnings’ cap which at March 31, 2005 was £102,000.

In the case of Sally Smedley the British Energy Generation Group (“BEGG”) of the Electricity Supply Pension Scheme approved plan will provide as much pension promise as possible subject to Inland Revenue Limits. Any excess pension will be provided through the company’s own finances via an UURBS (Unapproved Unfunded Retirement Benefits Scheme). All other Directors and executive officers with company pension arrangements will only receive the standard 1/60th of capped pay from BEGG and all benefits in excess of this will be provided under the UURBS.

The following Directors and Executive Officers receive benefits from the UURBS in addition to the Approved Pension Scheme. The current Unfunded Pensionable Pay in excess of the Earnings Cap and accrual rate on which their total benefit will be calculated is:

Member Name	Current Pensionable Salary over earnings cap(1)	Accrual Rate	Estimated Credit Years of Service to Normal Retirement Age
S Billingham	212,000	Up to max 1/30	20
R Anderson	305,130	Up to max 1/30	9
M Alexander	323,000	£10k per annum for each year of service	2
D Gilchrist	100,100	Up to max 1/30	12
S Smedley(2)(3)	77,000	Up to max 1/30	14
R Armour	60,000	Up to max 1/30	33
N O’Hara	73,000	Up to max 1/45	28

(1)	Current Pensionable salary over earnings cap = Full Pensionable salary minus the earnings cap.
(2)	Accrual Rate of 1/45th to 31/03/2000 then up to max 1/30th
(3)	Subject to Inland Revenue limits the benefits may be provided entirely through BEGG Approved Scheme.

Roy Anderson and Stephen Billingham are members of BEGG. Mike Alexander and David Gilchrist were also members of BEGG when they were directors. Martin Gatto was not a member of any company pension scheme nor was any payment made to him in lieu of any pension arrangement. No elements of remuneration other than base pay are pensionable.

The following Directors have accrued entitlements under defined benefits scheme as follows:

Name	Age	Accrued Pension at March 31, 2005 (£)	Estimated Credit Years of Service to Normal Retirement Age
M Alexander	56	20,531	2
R Anderson	56	7,422	9
S Billingham	47	3,766	20
D Gilchrist	51	62,642	12
S Smedley	55	10,442	14
R Armour	45	30,321	33
N O’Hara	39	1,550	28

The accrued entitlements shown are those which would be paid annually on retirement based on service to the end of the year.

The accrual rate of Roy Anderson and Stephen Billingham is 1/30 subject to total pension from all sources not exceeding two-thirds of final salary.

Roy Anderson, Stephen Billingham, Robert Armour, Neil O’Hara (and Mike Alexander when he was a director) are required to make contributions of 5 per cent. capped salary to BEGG and to salary sacrifice 5 per cent. of pensionable pay in excess of earnings cap. Sally Smedley is required to pay 5 per cent. of total pensionable earnings to BEGG subject to a maximum of 15 per cent. of earnings cap; any contribution in excess of the 15 per cent. maximum will be paid via salary sacrifice.

Employees

The table below sets out the average number of full-time equivalent permanent employees of the British Energy Group for each of the last three financial years

Full-time equivalent Permanent Employees (year to March, 31)

2003	2004	2005
5,082	5,139	5,446

A large proportion of our employees (approximately 80 per cent. of the total) are members of trade unions and are covered by collective bargaining agreements. There have been no significant disputes in the last 12 months.

The average number of Agency temporary employees for the most recent financial year was 656.

Employee Share Schemes

Details of Employee Share Scheme are provided above under the heading ‘Share Ownership’.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Control of Registrant

We are not directly or indirectly owned or controlled by another corporation or by any government (except to the extent permitted by the Special Share, discussed below). As at July 22, 2005 we had been notified of the following interests of 3 per cent. or more of the issued ordinary share capital of British Energy Group plc.

Title of Class	Shareholder	Address	Number of Shares	Percentage
Ordinary	Deutsche Bank AG	Taunusanlage 12, 60262 Frankfurt am Main, Germany	80,819,369	14.3

Ordinary	Invesco Asset Management	Invesco Park, Henley on Thames, Oxfordshire, RG9 1HH	34,583,450	6.1

Ordinary	Schroder Investment Management	31 Gresham Street, London EC2V 7QA	30,791,787	5.4

Ordinary	Brian J Stark	3600 South Lake Drive, St Francis, Wisconsin 53253	30,651,582	5.4

Ordinary	M&G Investment Management	Governor’s House, 5 Laurence Pountney Hill, London, EC4R OHH	27,552,415	4.9

Ordinary	Fidelity Investments	FMR Corp., 82 Devonshire Street, Boston MA 02109	17,306,373	3.1

Ordinary	Duquesne Capital Management LLC	2579 Washington Road, Suite 322, Pittsburgh, PA 15241	17,140,150	3.0

Ordinary	Legal & General Investment Management	Bucklersbury House, 3 Queen Victoria Street, London, EC4N 8NH	16,950,363	3.0

The voting rights of holders of 3 per cent. or more of our ordinary shares do not differ from those of other shareholders.

On March 31, 2005, there were 72,240 registered holders of ordinary shares of whom 44 registered holders of a total of 16,265 ordinary shares had addresses in the US. The combined holdings of these US shareholders constituted less than 1 per cent. of the total number of ordinary shares outstanding. As certain of the ordinary shares are held by brokers and other nominees, these numbers may not be representative of the actual number of beneficial owners in the US or the number of ordinary shares beneficially held by US persons.

The NLF may, at its option, convert certain cash amounts due under the NLF Cash Sweep Payment into ordinary shares of British Energy. Such option if effective and if exercised may result in a change of control. For additional information, see Note 2 to our consolidated financial statements starting on page F-1. We do not know of any other current arrangements the operation of which may result in our change of control.

Our share capital includes one special rights redeemable preference share (the “Special Share”), with a nominal value of £1.00. The Special Share may only be held by the Special Shareholder, which includes any of one or more of Her Majesty’s Secretaries of State, another minister in the UK Government, the Treasury Solicitor or any person acting on behalf of the UK Government. The Special Shareholder may, after consulting with us and subject to the provisions of the Companies Act, require us to redeem the Special Share at any time after September 30, 2006 at its nominal value by giving us notice and delivering the relevant share certificate. The registered holder of the Special Share may attend and speak at any general or other meeting of holders of any class of our shares but has no right to vote at any such meeting.

Until such time as the Special Share is redeemed, our Articles of Association prohibit any person (other than certain permitted persons) from holding more than 15 per cent. of the voting rights of our issued share capital. We call this restriction the “Limitation”. As long as the Limitation is in effect, we are required by our articles to enforce the Limitation (including, without limitation, withdrawal of voting rights of such shares and the forced sale of such shares).

The written consent of the Special Shareholder is required for each of the following:

•	The amendment, removal or alteration of the effect of (including the ratification of any breach of) certain provisions of our Articles of Association, including the provisions with respect to the Special Share and the Limitation.

•	The creation or issue of any of our shares carrying voting rights other than (a) shares carrying voting rights in all circumstances at general meetings of our shareholders and (b) shares which do not constitute equity share capital (as defined in the Companies Act) and which, when aggregated with all other such shares, carry the right to cast less than 15 per cent. of the votes capable of being cast on a poll at any general meeting of our shareholders.

•	Variation of any voting rights attached to any class of shares.

•	The appointment of the Chairman of the Board.

•	The passing of a resolution for our voluntary winding up.

•	Any changes to the Articles of Association of our operating subsidiaries that would allow them to issue shares to any person other than to certain group companies in each case and the disposal by us of any such shares.

As a consequence of the Restructuring British Energy plc became a wholly-owned subsidiary of the Company. As a result, the interests of shareholders in British Energy plc were very substantially diluted. (See “Item 4. Information On The Company—Restructuring”)

Related Party Transactions

Interest of Management in Certain Transactions

There have been no material transactions during our most recent three fiscal years, nor are there presently proposed to be any material transactions to which we or any of our subsidiaries are or were a party and in which any Executive or Non-Executive Director, or 10 per cent. shareholder, or any relative or spouse thereof or any relative of such spouse, who had the same home as such person or who is a Director or Executive Officer of any parent or subsidiary of British Energy had or is to have a direct or indirect material interest.

Dr. Pascal Colombani, who is one of our independent Non-Executive Directors is also a director of Alstom SA (since July 2004). As part of our normal operations, we purchase goods and services from members of the Alstom group. Although none of these contracts for goods or services is adjudged to be material, over the three year period ending on March 31, 2005, we have purchased goods and services from Alstom with a total value of around £45 million.

Officers and Directors

A payroll systems error was identified and subsequently rectified during the year ended March 31, 2004. As a result of this error, personal retirement benefit contributions were not deducted in full from the salary of some higher paid employees. Following detailed investigation, the individuals concerned, including several Directors and senior officers of the company, were granted up until March 31, 2008 by our Remuneration Committee to repay salary overpayments. No interest was payable on the overpayments over the extended period. After further consideration, the Company recognized that this extended time period might constitute an unintentional breach of s402 of the Sarbanes-Oxley Act, and, consequently, the Directors involved were asked to repay all outstanding amounts. Up to March 31, 2005, Mike Alexander had repaid £10,200 (the maximum permissible under Inland Revenue limits). He subsequently repaid a further £3,400 up to the end of July 2005. The balance will be recovered from him as part of any payment of compensation for loss of office. David Gilchrist, Sally Smedley and Robert Armour have repaid the amounts in full. The Directors and officers who received the overpayment and the maximum amounts outstanding were as follows.

Mike Alexander	£26,820
David Gilchrist	£15,483
Sally Smedley	£12,870
Robert Armour	£7,302

The Company operates a car ownership scheme (the “COS Scheme”) under which employees who satisfy certain criteria are entitled to be provided with a car for business and personal use.

Under the COS Scheme, eligible employees are entitled to be provided with, amongst other things, both interest bearing and interest free loans to fund the purchase of a car. Two of our executive officers, Robert Armour, and Sally Smedley currently participate in the COS Scheme.

Following a review of these arrangements, we consider that the loan element of the COS Scheme may constitute a personal loan to each of the relevant executive officers under s402 of the Sarbanes-Oxley Act. As a consequence, we are taking steps to terminate the participation of these executive officers in the COS Scheme.

ITEM 8.    FINANCIAL INFORMATION

See “Item 18. Financial Statements”.

ITEM 9.    THE OFFER AND LISTING

Nature of Trading Market

The principal trading market for our ordinary shares is the London Stock Exchange. There is no established public trading market for our ordinary shares in the United States. Following the completion of our Restructuring, our shares were admitted to trading on January 17, 2005. The ordinary shares of British Energy plc were delisted from the London Stock Exchange on October 21, 2004. For further information see Item 4—Restructuring—“Requisitioned EGM and Delisting of BE Ltd’s ordinary shares, A shares and American Depository Receipts”. In addition, prior to September 28, 2004 ADRs, (each of which represented 75 ordinary shares in British Energy plc) issued by Morgan Guaranty Trust Company of New York, as depositary for our ADRs, or the Depositary, were listed on the NYSE. On that date, following notification of our intention to delist the ordinary shares of British Energy plc from the official list of the London Stock Exchange, our ADRs were suspended from the New York Stock Exchange and have subsequently been permanently delisted. Since neither British Energy plc nor the Company were able to satisfy the relevant listing criteria for the NYSE on Admission, no new ADRs were issued on Admission. Holders of ADRs received the New Shares and/or Warrants to which they were entitled. The table below sets forth, for the calendar quarters of each year indicated, the highest and lowest middle-market quotations (the closing price quoted for a security on any given day on the London Stock Exchange as published in the Daily Official List of the London Stock Exchange) for the ordinary shares. For additional historic information on dividends see Item 3—Key Information.

	Ordinary Shares(1)(4)(5)		ADRs(2)(4)
	High	Low	High	Low
	(in pence)		(in US dollars)
QUARTERLY
2000
First	399.75	175.25	25.88	11.06
Second	205.00	119.50	12.50	7.25
Third	262.00	165.00	16.19	10.38
Fourth	258.00	162.25	14.81	9.50
2001
First	295.50	193.00	17.35	11.75
Second	324.00	228.50	19.10	13.20
Third	337.00	256.75	19.40	14.45
Fourth	293.00	219.00	16.60	12.90
2002
First	259.75	175.00	14.96	10.20
Second	190.00	161.00	10.94	9.42
Third	171.50	5.00	9.15	0.50
Fourth	16.88	5.15	1.07	0.36
2003
First	7.50	3.20	4.93	0.22
Second	7.17	3.50	8.72	4.05
Third	6.75	3.50	7.96	4.25
Fourth	5.50	4.03	6.90	5.53
2004
First	10.25	4.21	13.70	5.94
Second	14.30	7.00	19.29	9.79
Third	24.75	14.25	32.50	18.51
Fourth	15.25	12.75	—	—
2005 MONTHLY
January (from January 17, 2005)	267.50	247.00	—	—
February	256.25	238.00	—	—
March	290.25	255.00	—	—
April	325.50	279.25	—	—
May	338.50	307.50	—	—
June	409.50	333.50	—	—
July(3)	447.00	389.00	—	—

(1)	The past performance of the ordinary shares is not necessarily indicative of future performance.
(2)	In order to meet the minimum price criteria set by and following discussions with the NYSE, on March 7, 2003 we announced that we would change the ratio of our shares traded on the NYSE. The effect of the change was to alter this ratio from one ADR to four ordinary shares, to a new ratio of one ADR to 75 ordinary shares. This change became effective on March 18, 2003.

(3)	Through July 22, 2005.
(4)	On September 5, 2002, our Board of Directors announced that it had initiated discussions with the Government with a view to seeking immediate financial support to implement a longer-term financial restructuring. At close of business on September 5, 2002, certain of our securities including our ordinary shares listed in London and our ADRs traded on the NYSE were subjected to temporary trading suspensions on the London Stock Exchange and the NYSE respectively. Our ordinary shares and our ADRs resumed trading on the London Stock Exchange and the NYSE on September 9, 2002. We announced on September 23, 2004 that we would be applying to the UKLA to cancel the listing of our ordinary and A shares. The listing of these shares was cancelled on October 21, 2004. As a consequence of our announcement of September 23, 2004 the NYSE suspended trading in our ADRs prior to the opening of trading on September 28, 2004. At that time, the NYSE also instituted delisting proceedings. Following an unsuccessful appeal by us, the NYSE affirmed the decision to delist our shares on December 6, 2004.
(5)	Share price information for the period prior to October 21, 2004 relates to Ordinary Shares and ADRs in British Energy plc. Ordinary shares in British Energy Group plc began trading on the official list of the London Stock Exchange on January 17, 2005.

ITEM 10.    ADDITIONAL INFORMATION

Material Contracts

(1)	The Deed of Amendment and Guarantee between BEG, BNFL and British Energy plc dated March 31, 2003 (as amended on July 22, 2003 and October 30, 2003) Relating to the Agreement for the Supply of Fuel for Use in Advanced Gas Cooled Reactors between Nuclear Electric Limited and BNFL dated June 3, 1997, as amended.

This amendment gives effect to certain changes to the fuel supply arrangements and inserts new arrangements in relation to the supply of uranics used in the AGR fuel fabrication process and enriched uranium for on-supply by BEG to its PWR fuel fabricator. The amendments contained in the deed became effective on April 1, 2003 however, (except in relation to the amendments relating to the new uranics arrangements which were not subject to conditionality), the amendments were conditional on the completion of the Restructuring which took place on January 14, 2005.

The main amendments effected by the deed relate to:

•	the reduction of the fixed annual payment by an agreed sum and a discount (which is calculated across both the BEG and BEG (UK) AGR fuel supply agreements in accordance with wholesale baseload electricity prices).

•	the insertion of additional exceptions to the general prohibition on assignment of rights under the agreement without the consent of the other party (not to be unreasonably withheld) permitting both BNFL and BEG to assign rights under the fuel supply agreement without consent and/or on certain conditions.

•	an additional obligation on the parties to provide assistance to the Government in relation to the state aid notification and to notify the agreements to the competition authorities.

•	the insertion of a parent company guarantee by British Energy plc under which British Energy plc guaranteed the performance of BEG under BEG’s existing AGR fuel supply agreement as amended by the deed. British Energy plc’s liability under the guarantee is expressed to be no greater than the liability of BEG under the agreement. Once British Energy plc ceased to be the ultimate holding company of BEG, it was required to notify BNFL and assign certain contracts which it had entered into with BNFL.

•	the insertion of a new provision whereby British Energy plc and BEG acknowledge and agree that no member of the Group will bring any claim against BNFL that the terms of the existing agreement/deed or the heads of terms dated November 28, 2002 between BNFL and British Energy plc infringe competition law or that the “hardship” provisions of the existing agreement may be invoked.

•	new uranics arrangements under which BNFL will supply uranics to BEG for an initial firm period of seven years which either BEG or BNFL may terminate on 12 months’ notice (but not before the end of the sixth year) or earlier for non-performance by BNFL. This initial term is divided across BEG’s existing fuel supply agreement and its new post 2006 fuel supply agreement (see description in paragraph (2) below). BNFL is to supply BEG with uranics for the purposes of fabrication into AGR fuel in accordance with a procurement policy and a procurement strategy, and is required to provide certain information to BEG on a regular basis. BEG is required to pay variable charges to BNFL relating to the uranics contained in the fabricated fuel supplied to BEG, incidental services (such as transport, insurance, cylinder washing, cylinder hire or uranic analysis), administration based on the quantity of stocks held by BNFL for the purposes of supplying fuel to BEG under BEG’s fuel supply agreement and procurement and management services.

Stock is to be repurchased by BEG in the event that the value of BEG’s forecast of stock cover at the end of the first month of BEG’s 12 months’ forecast exceeds certain levels under the existing fuel supply agreement, and BNFL is to buy back and use any stock repurchased by BEG prior to purchasing any new uranium material. BEG has rights to step into the uranics supply arrangements and procure uranics required under the existing fuel supply agreement (at the sole cost of BNFL) in the event that the level of uranium material available for BEG for the purposes of fabricating into fuel under the fuel supply agreement falls below a percentage of forward months’ fuel requirements for a period of three months (subject to a grace period).

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

(2)	An Agreement for the Supply of Fuel for Use in Advanced Gas Cooled Reactors from April 1, 2006 between BEG, BNFL and British Energy plc, dated March 31, 2003, (as amended on July 22, 2003 and October 30, 2003).

This agreement is based on BEG’s existing AGR fuel supply agreement and incorporates the new provisions inserted into BEG’s existing AGR fuel supply agreement by way of the deeds of amendment (entered into in 2003 as described above in paragraph (1)). The agreement took effect on April 1, 2006 and continues until the end of the fuel supply period (defined as the date following which no further AGR fuel is loaded into any AGR reactor of either BEG or BEG (UK)).

The main differences between the new post 2006 agreement and BEG’s existing AGR fuel supply agreement as amended by the deeds of amendment (entered into in 2003 as described above in paragraph (1)) are:

•	the annual fixed charge is £25.5 million. This charge is adjusted in the same way as described above in relation to the deeds of amendment (entered into in 2003 as described above in paragraph (1));

•	BNFL agrees to provide certain services relating to AGR fuel required as a result of the closure of a station (for example, the decommissioning or refurbishment of surplus fuel stocks and the return of or storage of surplus fuel) (on terms and conditions to be agreed); and

•	the prices for the supply of ancillary components will be derived by adding an engineering, procurement and warranty charge to the buying-in price of externally sourced components. The prices charged to BEG will be reviewed annually.

(3)	An Agreement for the Supply of Fuel for Use in Advanced Gas Cooled Reactors from April 1, 2006 between BEG (UK), BNFL and British Energy plc, dated March 31, 2003 (as amended on July 22, 2003 and October 30, 2003).

This agreement is based on BEG (UK)’s existing fuel supply agreement as amended by the deeds of amendment entered into in 2003 as described above in paragraph (1), and was subject to the same conditionality now satisfied as the deeds of amendment to the BEG and BEG (UK) existing fuel supply agreements and the BEG new post 2006 fuel supply agreement.

(4)	A Deed of Amendment and Guarantee between BEG (UK), BNFL and British Energy plc, dated March 31, 2003 (as amended on July 22, 2003 and October 30, 2003) relating to the Agreement for the Supply of Fuel for Use in Advanced Gas Cooled Nuclear Reactors between Scottish Nuclear Limited and BNFL dated March 30, 1995 as amended.

The amendments contained in this deed are as set out above in paragraph (1) in respect of the deed of amendment to BEG’s existing fuel supply agreement, except in relation to the uranics arrangements which will essentially continue as set out in BEG (UK)’s existing fuel supply agreement. All amendments contained in this deed were conditional upon the completion of the Restructuring as described in relation to the deed of amendment to BEG’s existing fuel supply agreement described above in paragraph (1).

(5)	BEG—Generation License: Scheme Made on September 28, 2001 Pursuant to Paragraph 8 of Schedule 7 to the Utilities Act 2000 in Respect of the Electricity Generation License of British Energy Generation Limited

See Item 4: “Regulation—Licenses—Electricity Generation Licenses”.

(6)	Representative Nuclear Site License

See Item 4: “Regulation—Regulation of the UK Nuclear Generation Industry—Nuclear Site Licenses”.

(7)	Purchase and Sale Agreement dated September 11, 2003 and made between British Energy International Limited (“BEIL”) and FPL Nuclear Mid-Atlantic, LLC (“FPL”) relating to the Sale and Purchase of BEIL’s indirect 50% interest in AmerGen (“Original AmerGen Agreement”).

The principal terms of the Original AmerGen Agreement are substantially identical to those of the new AmerGen agreement (see paragraph (8) below) save that references in the description of the new AmerGen agreement to Exelon as the buyer should be construed instead as references to FPL and the break fee arrangements are slightly different. As a result of the exercise by Exelon of its right of first refusal to purchase BEIL’s interest in AmerGen on the same terms as those offered to FPL (arising under a limited liability company agreement relating to AmerGen dated August 1, 2000 and amended on December 21, 2001 and May 1, 2002), the Original AmerGen Agreement terminated on October 13, 2003 following the service by BEIL of a formal notice to that effect on FPL.

(8)	Purchase and Sale Agreement dated October 10, 2003 and made between BEIL and Exelon Relating to the Sale and Purchase of BEIL’s indirect 50% interest in AmerGen (“New AmerGen Agreement”).

In consideration of the disposal, BEIL received US$276.5 million in cash prior to adjustment for working capital levels, unspent nuclear fuel, inventory, capital expenditure and low level waste disposal costs at completion.

BEIL gave customary representations and warranties to Exelon, in relation to, amongst other things, the business and affairs of AmerGen. The obligations of BEIL to indemnify Exelon in respect of losses suffered by it in respect of such representations and warranties are broadly subject to a minimum aggregate loss threshold of US$5 million. Only aggregate claims in excess of the threshold are to be indemnified. There is a maximum claims limit of 75 per cent. of the purchase price following adjustment.

(9)	Government Restructuring Agreement Entered into between British Energy plc, BEG (UK), BEG, BEPET, BEIL, District Energy Limited, BEIHL, BEUSH, BELP, Peel Park Funding Limited, the Secretary of State, the NDF (subsequently renamed the NLF) and the Trustees of the Nuclear Trust on October 1, 2003 (“Government Restructuring Agreement”).

This agreement set out the circumstances in which the Secretary of State agreed to support the Restructuring, including entering into the Nuclear Liabilities Funding Agreement described in paragraph (22).

Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Restructuring (including as the holder of a number of special shares) and of the parties to the nuclear liabilities agreements to enter into them were conditional on, amongst others:

•	the Creditor Restructuring Agreement becoming effective (save for the extension of the standstill arrangements which was immediately effective) by October 31, 2003 or such later date as the Secretary of State may have agreed;

•	the Creditor Restructuring Agreement becoming unconditional in all respects by January 31, 2005;

•	the Secretary of State not having determined and notified BE plc in writing that, in her opinion, the Group (including British Energy Group plc and British Energy Holdings plc) would not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State was satisfied had been committed and would continue to be available when required);

•	there being no continuing event of default under the credit facility provided by the Government to the Group to meet the Group’s immediate requirements and stabilize its cash position post September 2002;

•	receipt by the Secretary of State of copies of letters from the Group’s auditors and financial advisers giving the confirmations referred to in the terms of Rule 2.18 of the UKLA Listing Rules without qualification (whether or not British Energy Group plc was listed on the Official List of the UKLA) (without imposition of any duties, or increase in the liabilities of these advisers beyond those which would otherwise apply). (The confirmations referred to related to the requirement for the provision by British Energy Group plc of an unqualified working capital statement which was required to be produced by it in its listing particulars when listed pursuant to the Restructuring);

•	the representations and warranties given by certain British Energy group companies to the Government Restructuring Agreement being true, accurate and not misleading when given and repeated at the effective date of the Restructuring; and there being no breach of any undertaking given by any such British Energy party under the Government Restructuring Agreement which, in the opinion of the Secretary of State, was likely to be material in the context of the Restructuring

(together, the “GRA Conditions”).

•	If any of the GRA Conditions had not been fulfilled or waived by the Secretary of State by the time specified in the requisite condition or if no such date was specified by January 31, 2005, the Government Restructuring Agreement would have terminated and if a material adverse change had occured at any time before the order sanctioning the restructuring scheme was filed with the Scottish Registrar of Companies, the Secretary of State may have given written notice to British Energy plc to terminate the Government Restructuring Agreement.

•	The Government Restructuring Agreement also provided for certain provisions of the Nuclear Liabilities Funding Agreement (see paragraph (22) below) (“NLFA”), Historic Liabilities Funding Agreement (see paragraph (23) below) (“HLFA”), Contribution Agreement (see paragraph (24) below) and the Government Option Agreement (see paragraph (26) below) to come into effect in the interim period before the GRA Conditions were satisfied and the nuclear liabilities agreements were entered into.

(10)	British Energy Group plc Interim Deferred Bonus Plan 2005

See “Employee Stock Compensation” in Note 13 to our Consolidated Financial Statements on pages F-37 to F-40.

(11)	British Energy Group plc Long Term Deferred Bonus Plan

See “Employee Stock Compensation” in Note 13 to our Consolidated Financial Statements on pages F-37 to F-40.

(12)	British Energy Group plc Executive Share Option Plan 2004

See “Employee Stock Compensation” in Note 13 to our Consolidated Financial Statements on pages F-37 to F-40.

(13)	British Energy Group plc Employees Share Option Plan 2004

See “Employee Stock Compensation” in Note 13 to our Consolidated Financial Statements on pages F-37 to F-40.

(14)	Master Purchase Agreement in Respect of the Disposal of the Bruce group (“Bruce Group Disposal”) dated January 17, 2003 and made between British Energy plc, British Energy International Holdings Limited (“BEIHL”), British Energy Canada Limited (“BECL”), Bruce Power, Cameco, BPC Generation Infrastructure Trust (“BPC”), Ontario Municipal Employees Retirement Board (“OMERS”) (as guarantor for BPC), TransCanada Pipelines Limited (“TransCanada”) and 2020857 Ontario Inc.

The Bruce Group Disposal was effected by the sale of the entire issued share capital of BECL to a newly incorporated Ontario corporation funded by BPC, TransCanada and Cameco (together, the “Consortium”). At closing British Energy plc received C$630 million in cash. An additional payment of C$51 million was made at closing by the Consortium to British Energy plc in recognition of the capital contribution paid by British Energy plc to Bruce Power on December 30, 2002. British Energy plc also received: (i) C$30 million in accordance with the terms of the binding heads of agreement dated December 23, 2002 and made between Bruce Power, British Energy plc, BECL, Ontario Power Generation Inc. (“OPG”) Cameco, BPC, OMERS, TransCanada and others (“the OPG Heads”) following the restart of two Bruce A units; and (ii) C$20 million, which was held in an escrow account against a potential adjustment in respect of any deficit of more than C$10 million in the Bruce Power pension fund. A further C$20 million is still held in an escrow account to cover any successful claims in respect of representations and warranties made against British Energy and BEIHL within two years from the date of closing. In addition, C$80 million was placed in an escrow account to cover the estimated outstanding tax liabilities of the Bruce group.

In addition to the consideration referred to above, as a condition to the OPG Heads the Consortium paid C$100 million to British Energy plc at closing to fund a one-off estimation allowance and restructuring fee of C$100 million payable by British Energy plc to the Province (the sole shareholder of Ontario Power Generator Inc. (“OPG”)) in consideration of OPG consenting to the Bruce Group Disposal.

British Energy plc and BEIHL have jointly and severally given extensive representations and warranties to the Consortium in relation to, amongst other things, the business and affairs of the Bruce group. The obligations of British Energy plc and BEIHL to indemnify the Consortium in respect of any breach of such representations and warranties are mostly subject to a minimum claims limit of C$20 million, a maximum claims limit of C$1,175 million and customary time limits. British Energy plc has agreed to provide support services as requested from time to time by Bruce Power to support plant operations for a period of four years on terms to be agreed between British Energy plc and Bruce Power, acting reasonably.

Any balance of sums not applied to cover the outstanding tax liabilities of the Bruce group, any pension fund deficit or any successful claims for breach of representations and warranties will be paid to British Energy plc from the escrow account at the end of the relevant period for retention subject to confirmation from the Consortium, based upon written input from their accountants, actuaries, tax or legal advisers to the extent necessary, and in consultation with OPG that such a release is appropriate. In the event that sums due in respect of such adjustments or claims exceed the amount held back for that purpose, British Energy plc would be required to pay the amount of such excess to the Consortium.

(15)	Deed Relating to the Decision of the European Commission Regarding State Aid Approval of the European Communities Entered into on October 8, 2004 and Made Between the Secretary of State and British Energy (“Deed of Undertaking” or “State Aid Approval”)

The Deed of Undertaking sets out the terms for implementing the obligations and other conditions the European Commission imposed on the Government by the State Aid Approval. The Deed of Undertaking binds British Energy plc as the then ultimate parent company of the British Energy Group.

Positive undertakings

The deed required British Energy plc to restructure, subject to obtaining all necessary consents, approvals, authorisations and permissions (together “Consents”), its DSB, the existing nuclear generation and the trading businesses by April 1, 2005. The purpose of this restructuring is to ensure that the Group’s existing nuclear generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the existing nuclear business is not used to cross subsidise any other business of the Group. This measure will last indefinitely.

This restructuring was to be implemented by British Energy plc:

(i)	transferring the DSB being conducted by BEG to a separate wholly owned subsidiary of British Energy plc; if that subsidiary carries out any business other than DSB, British Energy plc will be obliged to identify separately its DSB activities in the accounts of that business; and

(ii)	consolidating the existing nuclear generation activities being conducted by BEG and BEG (UK) into a separate wholly-owned subsidiary of British Energy plc which will only conduct such nuclear generation activities; and

(iii)	procuring that its electricity trading business, conducted by BEPET, is maintained in, and conducted by, a separate subsidiary of British Energy plc.

We expect, on the basis of how we currently conduct our operations and discussions with relevant authorities and regulatory bodies, that the cross-subsidy prohibition will not have a material adverse impact on the arrangements involved in the Restructuring and the other internal arrangements between our existing nuclear generation business and the other business of the Group. We are also satisfied that the above described procedures will be sufficient to address the European Commission’s concerns in the State Aid Approval and demonstrate compliance with the cross-subsidy prohibition.

In addition, at the expiry of each financial period, British Energy Group plc will calculate the relevant payments made for its decommissioning, uncontracted and incremental nuclear liabilities and will notify the Secretary of State of such payments (accompanied by all necessary supporting information, documentation and explanations) before it publishes its audited accounts.

Furthermore, British Energy Group plc is obliged to notify and promptly provide the Secretary of State with all information, documentation, explanations and assistance required to meet her Enhanced Reporting obligations under the State Aid Approval. “Enhanced Reporting” means the additional reporting and auditing requirements, which the Government has undertaken to conduct if the £1.629 million threshold for uncontracted decommissioning and incremental nuclear liabilities (set by the European Commission) is exceeded. British Energy Group plc shall indemnify and keep indemnified the Secretary of State for all costs and expenses of any auditors engaged by the Secretary of State for the purposes of conducting the Enhanced Reporting.

British Energy Group plc is required to comply with all requests by the Secretary of State for any information, documentation or explanation that is required in order to ensure compliance with the European Commission’s conditions or any provisions of the deed.

Finally, if the European Commission decides that the Government must recover any aid given to any member of the British Energy Group plc and its subsidiaries in relation to the Restructuring and the CFI (or the ECJ) has not annulled in whole or in part the decision ordering recovery, then British Energy plc must repay (with interest at the applicable rate) any aid so ordered to be recovered.

Negative undertakings

British Energy Group plc shall not, until September 23, 2010, own or acquire rights of control over:

(i)	additional operational, registered nuclear generation capacity in the EEA (which do not include rights to operation and maintenance contracts which do not give British Energy Group plc the right to electricity output), without obtaining the prior written consent of the European Commission; or

(ii)	registered, operational, fossil-fuelled electricity generating capacity (as defined in the Renewables Obligations Order 2002) in the EEA or the capacity of any large hydro-electric generating station in the UK which, in aggregate, exceeds 2020 MWh (subject to certain exceptions which provide for the capacity of the Eggborough power station to be replaced in circumstances where generating capacity at the Eggborough power station becomes unavailable to the Group following the exercise of one of the Eggborough Options or the enforcement of security over the shares in, or assets of, EPL or otherwise).

In addition, British Energy Group plc is not permitted to dispose of all or part of its nuclear generation or electricity supply businesses, or carry out any corporate restructuring of the British Energy Group, without the Secretary of State’s prior approval (not to be unreasonably withheld), if such disposal or restructuring may cause the Secretary of State to be in breach of her obligations under the State Aid Approval.

The deed also provides that British Energy Group plc must not price the energy element of its DSB contracts to non-domestic end-users below the prevailing wholesale market price, taking into account electricity volumes, load factors/predictability, interruptibility, duration and credit/payment terms, unless there are exceptional market circumstances which need to be established by an independent expert on the basis of certain objective tests. The term of this restriction is for six years from the appointment of the independent expert who was required to be appointed within four months from the State Aid Approval.

(16)	Receivables Financing Facility Agreement between BEG and Barclays Bank PLC (Barclays) dated August 25, 2004 and Amended and Restated on October 8, 2004 and November 8, 2004 (the “Receivables Facility Agreement”).

BEG has entered into a full-recourse trade receivables financing facility agreement with Barclays dated August 25, 2004 and amended and restated on October 8, 2004 and November 8, 2004. Under the Receivables Facility Agreement, Barclays has agreed to make available to BEG a credit facility in a maximum aggregate principal amount of £60 million (the “Receivables Facility”). The Receivables Facility is available for 3 years from August 25, 2004. The amount of funding available on any Receivables Facility utilisation is dependent on the amount of eligible receivables (including unbilled receivables) then available, which, in turn, is subject to, amongst other things, seasonal changes in the demand and price for electricity, certain reserving requirements that adjust over the life of the Receivables Facility and limits on customer concentrations within the receivables portfolio.

In addition to an arrangement and structuring fee that was paid on the signing of the Receivables Facility Agreement, a non-utilisation fee and administration fee will be payable quarterly in arrear from the date of signing. A facility charge, that will accrue daily on any drawn amount and will be payable quarterly in arrear, will also be payable under the Receivables Facility Agreement at a rate per annum that is approximately 2 per cent. above LIBOR.

On utilisation of the Receivables Facility, BEG will sell to Barclays all receivables which are legally capable of being assigned and the proceeds of all other receivables that have, up to the date of utilisation, arisen from its direct supply business. With effect from the date of the first utilisation, the proceeds of the receivables will be paid into an account at, and in the name of, Barclays (the “Collection Account”). Within 5 business days of the issue of the New Bonds, the other principal companies within the Group that are guaranteeing the New Bonds acceded to the Receivables Facility Agreement as primary obligors (in respect of certain representations, warranties and covenants) and entered into a guarantee (the “Receivables Guarantee”) under which they guaranteed all obligations under the Receivables Facility Agreement. Also, on the first utilisation, BEG will enter into a security deed (“Receivables Deed of Charge”), whereby it will grant, amongst other things, a first fixed charge over (i) any interest it holds in receivables arising from its direct supply business and the proceeds thereof; (ii) associated credit insurance policies (if any); (iii) the Collection Account; and (iv) any records, systems or other assets necessary for producing receivables invoices.

The availability of the first utilisation under the Receivables Facility is conditional on, amongst other things, requirements that are customary for this type of credit agreement, including satisfying Barclays as to BEG’s legal capacity to enter into the Receivables Facility Agreement, provision to Barclays of a legal opinion as to the legal, valid and binding nature of the facility documents, completion of due diligence and provision of other information relevant to the Receivables Facility.

The Receivables Facility Agreement contains customary representations, warranties and covenants appropriate to receivables and a credit agreement of this type and to the financial situation of BEG and the prospective guarantors. In particular, the Receivables Facility Agreement contains detailed covenants for the benefit of Barclays, which parallel those under the New Bonds, including limitations on financial indebtedness (including guarantees), limitations on restrictions on distributions from Restricted Subsidiaries, limitations on the creation of security and limitations on entering into significant acquisitions, asset sales, sale and leaseback arrangements and, transactions with certain related parties. In addition to these New Bond-based covenants, the Receivables Facility Agreement also contains a financial interest coverage covenant (assessed on a consolidated group-wide basis) and receivables-specific covenants relating to the generation and maintenance of the receivables that are customary for this type of credit facility (and certain additional covenants in respect of obtaining specified consents and amendments to certain receivables contracts). Breach of the interest coverage covenant does not prevent BEG from continuing to utilise the Receivables Facility but entitles Barclays to require notices of assignment to be sent to BEG’s customers in respect of the receivables sold, and to exercise its rights under the power of attorney held by it.

The Receivables Facility Agreement contains customary credit facility events of default, including non-payment and insolvency-related events (provided that an event of default on the grounds of balance sheet insolvency may not be declared unless BEG or another obligor fails to provide a certificate as to solvency within five Business Days of being requested to do so by Barclays after completion of the Restructuring). Also, the Receivables Facility Agreement provides that an event of default may be declared where the financial indebtedness (as defined therein) of any member of the Group (where the amount of such indebtedness is in excess of £25 million (index-linked)) becomes (or becomes capable of being declared) payable before its stated maturity. Finally, the Receivables Facility Agreement provides that an event of default may be declared if BEG’s electricity supply license is revoked (save where transferred to a substitute obligor under the Receivables Facility Agreement). Upon the occurrence of an event of default, Barclays may enforce the security held by it, and/or take actions under the power of attorney held by it in respect of the receivables, and/or deliver notices of assignment to BEG’s customers in respect of the receivables that were sold to it, and/or may terminate, and/or demand repayment of the amount outstanding of the Receivables Facility.

In addition to the events of default, there are a number of termination events under the Receivables Facility Agreement that allow Barclays to take actions under the power of attorney held by it in respect of the receivables, and/or deliver notices of assignment to BEG’s customers in respect of the receivables that were sold to it, and/or cease to purchase any further receivables. These termination events under the Receivables Facility include, amongst others: certain breaches of covenant, certain misrepresentations, certain insolvency-related events, certain cross-defaults to other financial indebtedness, exceeding specified dilution, default and delinquency ratios in respect of the receivables portfolio, the Restructuring not being completed by the later of: (i) January 31, 2005; and (ii) the Restructuring Long Stop Date if extended in accordance with the Creditor Restructuring Agreement (with the consent of Barclays while an Eggborough Bank), occurrence of a material adverse change (as defined therein), or the occurrence of certain events (including any of the obligors ceasing to be a subsidiary of the ultimate holding company of the Group or it becoming unlawful for any obligor to fulfil its obligations under the Receivables Facility Agreement, the Receivables Guarantee or related documentation) whereby the gross assets, turnover and earnings of the remaining obligors under the Receivables Facility Agreement constitute less than 90 per cent. of those of the Group (excluding unrestricted subsidiaries).

Following the transfer of the Group’s direct sales business to BEDL on March 31, 2005, BEDL replaced BEG in the Receivables Facility Agreement and BEG became a Guarantor.

(17)	The Debenture dated September 8, 2000 and made between EPL, British Energy, BEPET and the Security Trustee (the “Existing Debenture”).

Under the Existing Debenture, EPL grants:

(a)	first ranking security for the benefit of the Eggborough Banks over all its assets (by way of first legal mortgages, fixed charges, assignments or floating charges) other than the moneys standing to the credit of the Revenue Account (as defined in the Accounts Agreement);

(b)	a first fixed charge over the Revenue Account for the benefit of BEPET;

(c)	a second fixed charge over the Revenue Account for the benefit of the Eggborough Banks; and

(d)	second ranking security for the benefit of British Energy plc.

The security constituted by the Existing Debenture becomes immediately enforceable upon the occurrence and continuance of an event of default under the Amended Credit Agreement.

(18)	The Assignment of the Share Purchase Agreement and Tax Deed of Covenant dated September 8, 2000 Between EPHL and the Security Trustee (the “EPHL Assignment”).

Under the EPHL Assignment, EPHL assigns and charges by first fixed charge in favour of the Eggborough Banks all its rights under:

(a)	a share purchase agreement dated November 16, 1999 between National Power and EPHL relating to the sale of the shares in EPL by National Power to EPHL; and

(b)	a tax deed of covenant dated March 3, 2000 between National Power and EPHL relating to, amongst other things, certain tax liabilities of EPL arising prior to its sale by National Power to EPHL.

The security constituted by the EPHL Assignment becomes immediately enforceable upon the occurrence and continuance of an event of default under the Amended Credit Agreement.

(19)	The Mortgage of Shares dated September 8, 2000 Between EPHL and the Security Trustee (the “Shares Pledge”).

Under the Shares Pledge, EPHL charges:

(a)	by way of first equitable mortgage or a first fixed charge, all the shares in EPL; and

(b)	by way of a first fixed charge all rights relating to the shares in EPL.

The security constituted by the Shares Pledge becomes immediately enforceable upon the occurrence and continuance of an event of default under the Amended Credit Agreement.

(20)	Heads of Agreement dated September 30, 2004 and Made Between British Energy plc, the Ad Hoc Committee and Polygon Investment Partners LLP, Polygon Global Opportunities Master Fund and Polygon Investment Partners LP (together, “Polygon”) (the “Heads of Agreement”).

Under the Heads of Agreement, British Energy plc agreed to withdraw its action against Polygon in New York in return for the agreement by Polygon to vote against, and procure that its nominee, Vidacos Nominees Limited (“Vidacos”), voted against, the resolutions put to shareholders at the Requisitioned EGM. In addition, Polygon agreed not to initiate any court, regulatory or governmental process or to participate in any process in relation to the Members’ Scheme or the Creditors’ Scheme or delisting of British Energy plc’s shares or ADRs and not to take any other steps or commence any proceedings whatsoever in relation to the Restructuring, except where a failure to do so would expose Polygon to contempt of court or the equivalent. The parties also agreed that the proceedings in England would be stayed as against Polygon pending completion of the Restructuring, subject to certain conditions. The English proceedings as against Polygon were to be discontinued: (a) upon completion of the Restructuring; or (b) if the Restructuring was not completed by January 31, 2005 (or such later date as may be agreed) and Polygon had not materially breached the Heads of Agreement.

The Heads of Agreement also contain mutual releases, waivers and covenants not to sue for the benefit of the ad hoc committee, British Energy plc and Polygon in respect of any actual or potential claim relating to:

(i)	the proceedings brought against Vidacos and Polygon in the UK;

(ii)	the action brought against Polygon in New York;

(iii)	the Creditor Restructuring Agreement;

(iv)	the Restructuring; and

(v)	Polygon’s acquisition of interests in British Energy securities,

with certain exceptions, including any rights the ad hoc committee may have against British Energy plc under the Creditor Restructuring Agreement.

(21)	Warrant Instrument relating to Warrants to Subscribe for Ordinary Shares of 98 pence each in British Energy Group plc dated January 13, 2005.

Pursuant to the instrument by way of deed poll, British Energy Group plc, created and issued warrants to holders of British Energy plc shares, entitling the holders of the warrants to subscribe for 29,527,187 shares in British Energy Group plc at a subscription price per share (subject to adjustment) of 98p each. The warrants were issued in registered form and may be held in certificated or uncertificated form. The warrants will expire five years after the date of issue, if not exercised prior to that date. The conditions of the warrants, including adjustments to the subscription price upon the occurrence of certain events, are as more fully set out in the copy attached as an exhibit to this annual report on Form 20-F.

(22)	Nuclear Liabilities Funding Agreement dated January 14, 2005 Between the Secretary of State, the NLF, BEG (UK), BEG, British Energy Group plc and British Energy Holdings plc (NLFA).

General

The fundamental purpose of the NLFA is the agreement of the NLF to make payments to meet the qualifying costs of decommissioning and qualifying costs of discharging uncontracted nuclear liabilities in relation to BEG and BEG (UK’s) nuclear power stations (together, “Costs of Discharging Liabilities”) and of the Secretary of State to fund any shortfall in the assets of the NLF to meet the Costs of Discharging Liabilities.

Secretary of State and NLF Payment Obligations

The NLF undertakes to make payments to Licensees or Approved Persons to meet the Costs of Discharging Liabilities, to the extent its assets are sufficient to make such payment, and is obliged to apply to the Secretary of State for funding if its assets are insufficient. A “Licensee” (defined as BEG or BEG (UK), but the term may also include future holders of nuclear site licenses in respect of BEG and BEG (UK’s) nuclear power stations) or certain contractors approved by the Licensees and the NLF (any such applicant, “Approved Persons”) may make applications to the NLF for payment in respect of the Costs of Discharging Liabilities. An application by an Approved Person must satisfy certain criteria. Before the NLF will make payment in respect of such costs, the NDA is required to confirm that the liabilities to be funded are qualifying liabilities (i.e. the works undertaken are in accordance with approved plans, the sum applied for has been accounted for in the liabilities budget, and the application is not in respect of excluded or disqualified liabilities). The NDA is a body established under the Energy Act, which the Secretary of State has designated as her agent to perform certain obligations under the Nuclear Liabilities Agreements.

Under the NLFA the Secretary of State undertakes to the Licensees to fund the NLF to meet the Costs of Discharging Liabilities whenever, and to the extent that, the NLF has insufficient funds to do so. A Licensee or an Approved Person will also have certain rights to make application to the Secretary of State direct on the event of default by the NLF. The Secretary of State will permanently assume the payment obligations of the NLF when the NLF no longer has any assets (and no further Group contributions are due under the Contribution Agreement) or on certain NLF insolvency events, such that all applications for payment going forward would be made direct to the Secretary of State.

Minimum performance standard, operational changes and excluded and disqualified liabilities

The Licensees have agreed to operate the nuclear stations in accordance with a minimum performance standard, defined as the application of practices, methods and procedures in good faith in compliance with applicable law and accepted standards (the latter being practices and procedures both considered by and acceptable to the Health and Safety Executive, the Environment Agency and the Scottish Environment Protection Agency) (the “Accepted Standards”).

Operational changes which are expected to give rise to an increase in the net present value of the Costs of Discharging Liabilities of £1 million or more must be notified immediately to the NDA. Operational changes which are expected to give rise to an increase in the net present value of the Costs of Discharging Liabilities of £100,000 or more must be notified annually. Pre-approval of an operational change is required if implementation of the operational change will result in or is reasonably expected to result in: (a) an increase in net present value of the Costs of Discharging Liabilities of £10 million or more; (b) an increase in such costs on an undiscounted basis of £25 million or more; or (c) payments having to be made within the next five years in respect of such costs of £5 million or more (on an undiscounted basis) (a Key Operational Change). Changes required to meet current or reasonably anticipated legal or regulatory requirements or to comply with the Accepted Standards will be permitted provided that in the case of such an anticipatory change which has an economic benefit for the Licensees, the Company would still implement the change even if there was no economic benefit. Otherwise approval will be given by the NDA upon reaching agreement as to the compensation to be paid to the NLF for incremental liabilities produced by that change.

The provisions of the NLFA relating to Operational Changes are subject to review by the Secretary of State and the Licensee at the request of any party and in any event, no later than three years after January 14, 2005.

The Licensees will be responsible for funding certain excluded or disqualified liabilities. The list of excluded liabilities which is set out below includes, amongst other things, employment and redundancy costs, certain environmental expenses and costs arising in connection with breaches of duty under the NIA in relation to occurrences involving injury to third parties arising from nuclear material or ionising radiation. Disqualified liabilities include the increases in the net present value of the Costs of Discharging Liabilities of £100,000 or more arising out of: (a) failures by the Licensees to behave in accordance with the minimum performance standard; or (b) the implementation of “Licensee Changes” (being operational changes made by a Licensee other than to meet current or reasonably anticipated legal or regulatory requirements or to comply with Accepted Standards). In addition, any such increases arising out of the implementation of Key Operational Changes without appropriate NDA approval will be disqualified liabilities.

The full list of excluded liabilities includes:

•	costs in relation to new spent fuel;

•	costs in relation to termination of employment (including redundancy) of any director, officer or employee of any member of the Group;

•	costs in relation to any environmental works required by law or regulatory authority to be carried out other than where the works are required as part of decommissioning;

•	costs in relation to any environmental works carried out in relation to land outside a nuclear power station boundary other than where the works are required as part of decommissioning;

•	fines imposed in relation to environmental matters other than where related to decommissioning;

•	costs arising in relation to any breach of duty under the NIA to secure that there is no occurrence involving nuclear material or ionising radiation;

•	internal costs of any licensee except overheads attributable to decommissioning or the discharge of uncontracted nuclear liabilities;

•	costs of any generic research relating to decommissioning a nuclear power station or discharging an uncontracted nuclear liability; and

•	costs arising from any activity at a licensed site that is not connected with the existing nuclear power station; and costs incurred in relation to the administration, breach or dispute under any Nuclear Liabilities Agreement.

Also excluded are costs arising from:

•	activities as part of day-to-day operation of a nuclear power station;

•	activities undertaken before the Restructuring Effective Date;

•	activities that would result in an economic benefit to the licensee (to the extent that an operator of the nuclear power station who did not have the benefit of the nuclear liabilities agreements but bore responsibility for and the costs of the discharge of liabilities would not have undertaking such activity).

Where the amount of compensation for disqualified liabilities exceeds £1 million, the Licensees will, subject to the Secretary of State’s discretion and certain other provisions (including, where reasonably required by the Secretary of State, the granting of security), be entitled to make payment in instalments.

The Secretary of State or NDA is entitled to require a Licensee to implement an operational change, subject to payment of compensation to the Licensee. There are no limitations on the nature of a change requested by the Secretary of State or NDA but a Licensee cannot be required to implement a change if: (i) the proposed change cannot reasonably be expected to result in a reduction in the net present value of the Costs of Discharging Liabilities of £10 million or more; (ii) a reasonable and prudent operator who was responsible for implementing the proposed change and bearing the Costs of Discharging Liabilities in connection with the power station, and taking into account the compensation or other amounts receivable in connection with the proposed change, would not make the change; or (iii) a regulator objects to the proposed change. If a Licensee fails to implement such a change other than on these grounds, the liabilities that would otherwise have been saved will become disqualified liabilities and shall fall to our account. In addition the Licensees may propose to the NDA to make an operational change that results in a reduction in the Costs of Discharging Liabilities but which results in a net cost for the Licensee. Compensation will be payable by the NLF to the Licensee in these circumstances. The timing of the compensation payments will match the timing of the incurrence of the relevant costs.

The Licensees are liable to reimburse the NLF, NDA and the Secretary of State for certain administration costs incurred in relation to the NLFA and HLFA, up to £1 million per annum in aggregate. This cap does not apply where such costs arise as a result of a breach by the Licences of the nuclear liability arrangements or an event of default thereunder.

Strategy Approval Process

The Licensees are required to give notice to the NDA of changes in the scheduled closure date of any of its stations and to obtain NDA consent to station life extensions if this could result in an increase in the cost of decommissioning or discharging uncontracted nuclear liabilities. This consent must be given if the Licensee can demonstrate that any economic benefits that are reasonably likely to accrue to the NLF or Secretary of State deriving from the extension are reasonably likely to exceed the reasonably likely corresponding increase in such costs. In other circumstances, the NDA in giving such consent will take into account any such economic benefits and in the case of a proposal to stagger the closure date of individual reactors of a station the NDA will consider whether this is consistent with maximising the efficiency of the process. The Licensee must also obtain the NDA’s approval to decommissioning plans, contracting strategy and other relevant plans, assessments and documents produced by the Licensees in respect of the management of qualifying liabilities. In reviewing and approving these documents, NDA agrees to consult with the regulators with the aim of adopting a common approach. The entry into contracts which are likely to incur Costs of Discharging Liabilities above specified thresholds will also require NDA approval.

Annual liabilities report

An annual report (the Annual Liabilities Report Part 1) will be produced by the Licensees which will include an analysis of events occurring during the year which have resulted in an increase in the Costs of Discharging Liabilities and assessing whether or not such increase represents excluded or disqualified liabilities. The report will be given to the NLF, NDA and the Secretary of State, following which the NDA may investigate any matters set out in the report or otherwise make enquiries to ensure that the report is complete and accurate. If it is established that disqualified liabilities have arisen, the NLF may elect whether it or the Licensee shall discharge the liability. If the NLF is to discharge the disqualified liability the Licensee will be required to pay compensation as described above. A second report (the Annual Liabilities Report Part 2) will include a budget describing the anticipated scope and expenditure for the discharge of qualifying liabilities for a rolling three year period.

NLF review

A review of the NLF assets may be held on each ten year anniversary from January 14, 2005 (or on a Secretary of State request in certain circumstances). If the estimated value of the NLF assets (adjusted for estimated taxes) exceeds 125 per cent. of the estimated liabilities, the NLF will pay such excess to the Secretary of State. On the earlier of termination of the NLFA, all nuclear power stations having been fully decommissioned and the Costs of Discharging Liabilities having been fully discharged or suitable alternative arrangements having been made, any remaining assets of the NLF will be converted into cash and paid, as to 99.9999 per cent. to the Secretary of State and as to 0.0001 per cent. to the NLF trustees.

Representations, warranties and covenants

The Licensees provide customary representations and warranties to the NLF and Secretary of State including requisite corporate authority, no breach of other instruments and orders by which they are bound and no insolvency.

The Company has given certain customary covenants in relation to the provision of financial information, including the provision of information reasonably required to monitor the financial robustness of the business, including rolling cashflow forecasts covering a period of 18 months, and each of the parties to the NLFA has accepted restrictions in relation to transactions with affiliates and the creation of security interests. These are very detailed but broadly follow the equivalent covenants in the terms and conditions of the New Bonds.

Events of default

The NLFA provides that, on an event of default (including material or persistent breach of any of the Nuclear Liabilities Agreements, failure to pay, failure to apply amounts paid by the NLF or the Secretary of State towards qualifying liabilities and insolvency-related events) in relation to a Licensee or a Material British Energy Group Company (as defined in the NLFA), the obligations of the NLF to meet the Costs of Discharging Liabilities and of the Secretary of State to fund the NLF, as described above, will continue. However, the Secretary of State may suspend the Licensees’ or a Material British Energy Group Company’s rights to receive any other payments due to it, the Licensees or guarantors are not entitled to take part in certain group exercises of rights under the NLFA and the NLF or the Secretary of State may discharge certain specified excluded liabilities and seek indemnity from the Licensees or guarantors. In addition, on certain insolvency events of default, the Secretary of State may, inter alia, require the acceleration of payments which have accrued but not yet become due and payable from the Licensees under the NLFA (e.g. compensation for Licensee Changes). Each party waives any rights it may have to terminate the NLFA.

Liability

The obligations of the Licensees under the NLFA are joint and several, although it is recognised that Group companies will not be jointly and severally liable with any third parties who may become Licensees under the NLFA (see below).

Other clauses

A Licensee may assign all or any part of its rights and obligations under the NLFA to a Group company if, amongst other things, the assignee has a power station transferred to it by the Licensee and accedes to the NLFA as a Licensee. The assignee must also hold all necessary licences and other regulatory consents, authorisations and approvals for undertaking the operation of a power station and, in relation to any reactor which has permanently closed, decommissioning and discharging uncontracted liabilities.

Where a nuclear power station is transferred or transmitted (whether by agreement, operation of law or otherwise) to a third party, that person may also be deemed (at the discretion of the Secretary of State) a Licensee or Approved Person for the purposes of the NLFA. In exercising her discretion, the Secretary of State shall have due regard to whether the third party has the financial and technical competence to carry out its obligations under the Nuclear Liabilities Agreements and is a fit and proper transferee of the relevant asset. In such circumstances the Secretary of State will indemnify the Licensee and the Material British Energy Group Companies against any losses incurred where such a third party is deemed a Licensee without the consent in writing of the Licensees.

The Secretary of State has the right, on notice to the other parties, to require the assumption of any of its rights and obligations under the NLFA by another government entity provided that the new entity’s obligations (unless the new entity is a minister of the Crown or a government department) are guaranteed by the Secretary of State. The parties are currently proposing an amendment to this provision under which the NLF may, on notice to the other parties and subject to the prior written consent of the Secretary of State, require the assumption of any of its rights and obligations under the NLFA to another government entity. It is intended that in the case of the NLF (as is currently the case in relation to an assignment by the Secretary of State) an assumption may not be required if it will adversely affect any of the rights of, or impose additional obligations on, any other party to the NLFA.

The NLFA imposes wide-ranging obligations on the Licensees, British Energy Group plc and British Energy Holdings plc to provide the NLF, the Secretary of State or the NDA (or their advisers) on request with information and access to its records, directors and employees (and in any case, those of any guarantor or member of the Group) and nuclear power stations to enable them to exercise their rights and perform their obligations under the Nuclear Liabilities Agreements (including to determine whether a Licensee has complied with the provisions of the NLFA relating to operational changes and to assess the impact of operational changes on the Costs of Discharging Liabilities) and to use their reasonable endeavours to make available third party advice to enable the NLF, the Secretary of State or the NDA to verify that amounts paid by the NLF and the Secretary of State under the NLFA are properly expended in meeting the Costs of Discharging Liabilities or otherwise in accordance with the terms of the agreement.

The monetary values stated in the NLFA are as at March 2003, indexed to RPI.

The obligations of BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc under the NLFA are guaranteed by the Material New British Energy Group Companies under the Guarantee and Indemnity dated January 14, 2005 between the Secretary of State, NLF and the Guarantors (as defined in Schedule 7 therein).

(23)	Historic Liabilities Funding Agreement dated January 14, 2005 and made between the Secretary of State, BEG (UK), BEG, British Energy Group plc and British Energy Holdings plc (“HLFA”).

General

The historic liabilities are the contracted liabilities for the management of historic spent fuel (i.e. fuel loaded into BEG and BEG (UK)’s AGRs prior to the Restructuring Effective Date). The relevant contracts have been entered into with BNFL, and comprise the Historic Fuel Agreements and, to the extent that they relate to historic spent fuel, certain other agreements (together, the BNFL Historic Contracts). (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Item 4—Information on the Company—the Restructuring).

Secretary of State payments

Under the terms of the HLFA, the Secretary of State will make payments in respect of historic liabilities. In doing so she will meet the fixed monthly payments due to BNFL as well as, subject to the exceptions described below, incremental liabilities that arise under the BNFL Historic Contracts. In most cases, BNFL will be paid directly by the Secretary of State. Any application made by BEG and BEG (UK) for fixed monthly payments due to BNFL and incremental liabilities must satisfy certain criteria in respect of each type of liability.

Excluded liabilities

Under the terms of the HLFA, the Secretary of State will not be responsible for certain incremental liabilities under the BNFL Historic Contracts including, inter alia, liabilities arising under certain BNFL ancillary agreements and liabilities arising out of:

(i)	any breach by BEG or BEG (UK) of the terms of a BNFL Historic Contract;

(ii)	the failure by BEG and BEG (UK) to behave in accordance with the minimum performance standard or to exercise their rights under the BNFL Historic Contracts in accordance with a minimum contracting standard referred to below;

(iii)	as a result of operational changes made by BEG or BEG (UK) other than to meet current or reasonably anticipated legal or regulatory requirement or to comply with the accepted standards; or

(iv)	incremental liabilities arising from certain types of non-standard spent fuel.

BEG and BEG (UK) will remain liable to BNFL for these excluded liabilities.

In addition, BEG and BEG (UK) have agreed with the Secretary of State to exercise their rights under the BNFL Historic Contracts with reasonable care, in compliance with applicable law and the accepted standards, and in a similar manner as if BEG and BEG (UK) were bearing these contracted liabilities and all other nuclear-related liabilities arising in connection with the operation of its nuclear power generating plant, such as decommissioning and uncontracted liabilities (the minimum contracting standard).

Exercise of rights by licensee

Certain exercises of rights under the BNFL Historic Contracts must be approved by the Secretary of State. These rights are specified in the agreement and include all exercises of rights that relate to the long term strategic management of the historic spent fuel (Strategic Exercise of Rights). In relation to any other exercises of rights that are reasonably expected to give rise to incremental liabilities under the BNFL Historic Contracts above a threshold of: (a) £15,000 (on an undiscounted basis) or more; or (b) when the increase in historic liabilities arising as a result of the exercise of rights is aggregated with all other increases in historic liabilities arising from exercises of rights in that year, £50,000 or more, and in addition, any exercises of rights which are not Strategic Exercises of Rights (“Non-Strategic Exercises of Rights”), the Licensee has the option of either applying for pre-approval of such exercises of rights or of carrying out the Non-Strategic Exercise of Rights and paying BNFL itself, then subsequently seeking reimbursement from the Secretary of State which will be made as long as it does not relate to an excluded liability.

The Secretary of State can require BEG or BEG (UK) to exercise rights under the BNFL Historic Contracts, if such exercise would lead to a reduction in historic liabilities of £10 million (in NPV terms) or more. The conditions to such exercise and the provisions as to compensation for the Licensee are the same as in relation to a similar exercise under the NLFA (see paragraph (22) above).

The provisions of the HLFA relating to exercises of rights are subject to review by the Secretary of State and the Licensees at the request of any party and in any event no later than three years after January 14, 2005.

Amendments to BNFL Historic Contracts

The HLFA provides that no Licensee may amend any term of a BNFL Historic Contract without obtaining the written consent of the Secretary of State which shall not be unreasonably withheld if the amendment will result in either: (i) no increase in the historic liabilities and the Costs of Discharging liabilities; or (ii) such increase does not exceed £50,000 and the Secretary of State is satisfied that BEG or BEG (UK) complied with the minimum contracting standard in respect of such amendment. Minor or typographical amendments do not require consent. Further no amendment may be made to the terms of any other agreement with BNFL without the prior written consent of the Secretary of State if to do so would reasonably be expected to result in an increase in the amount of historic liabilities.

Title to fuel at Sellafield

The Secretary of State has the option to require that BEG or BEG (UK) transfer to the Secretary of State (or a nominee) the title rights to all of its historic spent fuel and spent fuel products at Sellafield.

Termination of BNFL Historic Contracts

In the event that any of the BNFL Historic Contracts terminate as a result of an insolvency event affecting BEG, BEG (UK) or the ultimate parent company, the Secretary of State will pay amounts accrued under the BNFL Historic Contracts but not paid at the date of termination. In those circumstances, and also on the expiry of the services provided under the BNFL Historic Contracts, the provision of future spent fuel management services in relation to historic spent fuel will be covered under the NLFA, as an uncontracted liability.

Other provisions

Other provisions in the HLFA relating to the effect of events of default in relation to a Licensee or guarantor, the joint and several nature of the Licensees’ liability, assignment within the group and assignment by the Secretary of State, representations and warranties as well as other boilerplate clauses, are equivalent to the provisions of the NLFA (see description in paragraph (22) above).

The money values in the HLFA are stated in 2003 values and indexed to RPI.

The obligations of BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc under the HLFA are guaranteed by the Material British Energy Group Companies under the Guarantee and Indemnity detailed in paragraph (27) below.

(24)	Contribution Agreement dated January 14, 2005 between the Secretary of State, NLF, BEG (UK), BEG, British Energy Group plc and British Energy Holdings plc (“Contribution Agreement”).

Contributions

Pursuant to the Contribution Agreement, British Energy Holdings plc contributed £275 million of fully paid New Bonds to the NLF on January 14, 2005. In addition, the following ongoing contributions will be made to the NLF with effect from January 14, 2005:

(i)	fixed decommissioning contributions of £20 million per annum (in March 2003 values and indexed to RPI and tapering off as our nuclear power stations are currently scheduled to close) payable by BEG and BEG (UK), the last scheduled payment being on March 31, 2037 (the “Decommissioning Payments”);

(ii)	£150,000 (in March 2003 values and indexed to RPI) for every tonne of uranium in PWR fuel loaded into the Sizewell B reactor payable by BEG; and

(iii)	payments by British Energy Group plc of a percentage (initially 65 per cent.) (the “Payment Percentage”) of British Energy Group plc group’s adjusted net cash flow (calculated on the basis set out below) (the “NLF Cash Sweep Payment”).

Decommissioning Payments

The Decommissioning Payments are accelerated on a net present value basis (discounted at an agreed rate) and become immediately due and payable on various insolvency events relating to BEG, BEG (UK), British Energy Group plc, British Energy Holdings plc, any Guarantor (as defined therein) or any Material British Energy Group Company. The Decommissioning Default Payments are guaranteed by all principal Group companies (excluding EPL and EPHL) and secured by charges on their assets pursuant to the debenture dated January 14, 2005.

Any early redemption of the New Bonds will oblige BEG and BEG (UK) to pay the Accelerated Decommissioning Payment to the NLF which is an amount equal to the product of the proportion of the New Bonds to be redeemed and the net present value of the next five years of Decommissioning Payments, indexed to RPI up to the date of early redemption. The amount payable to the NLF will also take into account any premium payable on redemption of the New Bonds.

Prior to any Legal Defeasance or Covenant Defeasance (each as defined in the Trust Deed) of the New Bonds (other than as permitted under the Trust Deed and resulting from or financed by a contemporaneous refinancing of the whole or part of the New Bonds in issue from time to time), British Energy Group plc shall irrevocably deposit with the Trustee, on trust, for the benefit of the NLF a Defeasance Decommissioning Deposit (as defined in and calculated in accordance with the terms of the Trust Deed).

Cash Reserves

Available cash within the Group and cash which is used for the purpose of providing collateral for, and for operations ancillary to, the generation, sale and purchase by the Group of electricity (the “Agreed Collateral Purposes”) in an amount up to the Target Amount but excluding the Forecast Expenditure Reserve (see below) constitutes the Cash Reserves. The initial target amount for the Cash Reserves will be £490 million plus the amount by which cash employed as collateral exceeds £200 million (the “Target Amount”).

Cash comprised in the Cash Reserves may only be invested by the Group: (a) in accordance with the Group’s treasury policy on investments, and (b) subject to the prior written consent of the Secretary of State, in investments falling outside this policy. The Company is required to provide the NLF and the Secretary of State, within ten business days following the end of each quarter of a financial period, with a written summary (in such form as NLF may reasonably request) of such investments.

British Energy Group plc may reduce the Target Amount in certain circumstances. A reduction is only permitted if British Energy Group plc and its subsidiaries achieve an investment grade rating or to the extent committed facilities are available and intended and expected to be used for the purposes for which the Cash Reserves would have been applied and, in any event, for so long as the New Bonds are in issue, only if the availability of, or drawdown under, any such committed facilities does not breach certain covenants under the terms of the New Bonds. If British Energy Group plc and its subsidiaries cease to have an investment grade rating or if the committed facilities cease to be available, the Target Amount will automatically be increased by the amount by which it was formerly reduced. For these purposes “investment grade rating” means a credit rating for the long term, unsecured, unguaranteed and unsubordinated debt of the Group of: (i) Baa3 or higher from Moody’s; (ii) BBB or higher from Standard & Poor’s; (iii) BBB- or higher from Fitch; or (iv) if all of those rating agencies have ceased business, the minimum rating recognised generally in international capital markets as being an investment grade rating from another rating agency of international repute.

If at any time the Target Amount is reduced in reliance on British Energy Group plc and its subsidiaries having achieved an investment grade rating, British Energy Group plc may not (nor shall it allow any member of the Group and its subsidiaries to) announce or pay any cash distribution, make any capital distribution or make any legally binding commitment to make any acquisition of any undertaking, if it knows or has reasonable grounds to believe (whether as a result of the relevant rating agency’s guidance and conditions to grant of the investment grade rating or otherwise) that doing so would or would be likely to result in the loss of such investment grade rating, save to the extent such distribution or acquisition would not reduce the aggregate of the Cash Reserves and any committed facilities (which are available for, and intended and expected by the Board to be used or maintained for, the same purposes for which the Cash Reserves may be applied) below the Target Amount. If required to do so by the NLF, the Company shall seek from the relevant rating agency or agencies appropriate guidance as to whether or not the announcement or payment of any such distribution or acquisition would or would be likely to result in the loss of the investment grade rating.

A reduction in the Target Amount may lead to an obligation to apply the cash deemed released from the Cash Reserves as a result of such reduction in prepaying the New Bonds under the terms of the New Bonds.

Forecast Expenditure Reserve

If available cash in British Energy Group plc and its subsidiaries exceeds the Target Amount, it is entitled to allocate cash to the Forecast Expenditure Reserve (and thereby reduce the amount of any NLF Payment for a particular financial period) to meet capital expenditure anticipated to be due in that financial period, to fund capital expenditure on an acquisition or financing of a fixed asset or so as to reserve funds raised for general purposes through an issue of listed securities. Amounts standing to the credit of the Forecast Expenditure Reserve not spent during the accounting period in which the amount was set aside must be released from this notional reserve annually but may be reallocated to it provided that this is done for purposes for which the cash was originally permitted to be allocated and the Board continues to approve such purpose and has reasonable grounds for believing that the acquisition or financing in question has a reasonable prospect of completing in a specified accounting period.

NLF Cash Sweep Payment

The NLF Cash Sweep Payment is calculated on the basis of the increase/decrease in cash (as per the audited accounts of the Group) adjusted to reflect the increase/ decrease in Cash. For these purposes “Cash” means cash in hand and deposits repayable on demand with any qualifying financial institution, any other cash deposits (regardless of their repayment maturity), current asset investments held as readily disposable stores of value (being investments which are disposable by the holder without curtailing or disrupting its or any member of the Group’s business and which are either readily convertible into known amounts of cash at or close to their carrying amount or traded in an active market), and any permitted investment of the Cash Reserves as set out above but excluding cash or deposits subject to escrow or similar restrictions, and deducting overdrafts from any qualifying financial institution repayable on demand. The increase/decrease in Cash is then further adjusted to add back: (a) payments made during the period to the NLF and Shareholders; (b) amounts allocated to the Forecast Expenditure Reserve in the prior period; and (c) the amount of cash deemed released from the Cash Reserves by a reduction in the Target Amount during the period and to deduct: (x) proceeds from the issue or sale by British Energy Group plc of ordinary shares, (y) amounts allocated to Forecast Expenditure Reserve in the relevant period, and (z) the amount of Cash required to be retained in order to meet the Target Amount.

The NLF Cash Sweep Payment is to be made annually and within 15 Business Days following delivery of the NLF cash flow statement by the Company in the same or substantially similar form to that set out in a schedule to the Contribution Agreement. The Company must, and must use its reasonable endeavours to procure that its auditors, within ten business days of a request, provide all such information and explanations as the NLF may reasonably request to satisfy the NLF (acting reasonably) that the NLF cash flow statement (including, without limitation, movements in Cash Reserves, cash applied to the Agreed Collateral Purposes and the allocation of amounts to the Forecast Expenditure Reserve) is correct in accordance with the terms of the Contribution Agreement. Such information may include the working papers relating to the basis of preparation of the relevant NLF cash flow statement.

The NLF will have the right from time to time to convert all or part of its entitlement to the NLF Cash Sweep Payment into Convertible Shares (as defined in British Energy Group plc’s Articles of Association, see exhibit 1.01) (the “NLF Conversion Right”). However, any Convertible Shares issued to the NLF will be subject to certain voting restrictions, including a limitation that for so long as those shares are held by the NLF they would be non-voting to the extent that they would otherwise trigger a mandatory offer under the Takeover Code, being currently 29.9 per cent. (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF). These voting restrictions do not apply on any resolution for the winding up of the Company, or on resolutions to modify, vary or abrogate the rights attaching to the Company’s ordinary shares or Convertible Shares and on a poll, the number of votes that the NLF will be entitled to exercise in relation to any such resolution will be equal to the number of Convertible Shares which the NLF would be entitled to vote if the Convertible Shares were ordinary shares. The Convertible Shares will rank pari passu with the Company’s ordinary shares in all other respects. The Convertible Shares shall convert automatically into ordinary shares on a transfer by the NLF to a third party (other than the NLF’s successors and permitted assignees) but will otherwise not be convertible at the option of the NLF.

Disposals

The NLF may not exercise the NLF Conversion Right or dispose of any Convertible Shares resulting from such exercise if such exercise or disposal will require British Energy Group plc to have produced listing particulars or a prospectus more than five times in any consecutive period of 7.5 years. If NLF notifies British Energy Group plc of its intention to exercise the NLF Conversion Right or to dispose of any or all of its Convertible Shares in either case within the three month period immediately following the NLF becoming aware of a breach by a member of the Group of any of the covenants in the Contribution Agreement, the exercise of the NLF Conversion Right or the disposal of the corresponding Convertible Shares pursuant to such notice shall not be taken into consideration for the purposes of the limitation contained in this provision, provided that NLF has promptly given notice to the Company upon becoming aware of such a breach.

In addition, the NLF may not (except pursuant to a general offer or a partial offer open to all Shareholders for the acquisition of all or not less than 14.9 per cent. of the ordinary share capital of the Company) dispose of any interest in Convertible Shares which will, when converted into ordinary shares, constitute more than 10 per cent. of the Company’s share capital until the earlier of the expiry of three months from NLF giving notice of its intention to dispose of such shares and admission of the shares to the Official List and to trading on the London Stock Exchange. Disposals of between 3 per cent. and 10 per cent. are subject to prior reasonable consultation with British Energy Group plc as to timing and manner of disposal.

British Energy Group plc has undertaken that if the NLF wishes to offer or sell some or all of its Convertible Shares, it shall make available to NLF, with respect to any investor presentations or similar exercises conducted by or on behalf of the NLF in connection with such offering, such directors and senior management of the Group as NLF may reasonably request, provided that the Company shall be under no obligation to comply with this provision in respect of any offer of shares constituting less that 10 per cent. of the Company’s issued share capital. In addition, British Energy Group plc has undertaken to:

(i)	notify the NLF and the Secretary of State of any proposed offer of British Energy Group plc securities within the following six months and, in connection with such offer, consult with the NLF with a view to ensuring that any prospectus, listing particulars or other marketing document produced in connection with such offer are consistent with any prospectus, listing particulars or other marketing document produced, or to be produced in connection with, an offering by the NLF; and

(ii)	take all such steps and do all such other things as the NLF may reasonably request in connection with the registration with the SEC of some or all of any shares to be offered by the NLF, provided that British Energy Group plc shall be under no obligation to comply with this obligation if, at the scheduled date of such offering, the registration of ordinary shares and any other equity securities with the SEC will have ceased wholly or in all material respects.

The NLF will pay British Energy Group plc’s reasonable out of pocket costs and expenses incurred by any member of the Group in complying with these obligations and in preparing any listing particulars required to be prepared pursuant to the exercise of the NLF Conversion Right or the conversion of Convertible Shares into the British Energy Group plc’s ordinary shares. To the extent that any such costs and expenses would have been incurred by the Group in the absence of any such offering the amount of such costs and expenses shall be agreed by the NLF and British Energy Group plc acting in good faith and shall be borne by British Energy Group plc.

NLF investment policy

The manner in which the NLF will deal with NLF Cash Sweep Payment, including any exercise of the NLF Conversion Right, is prescribed by the investment policy of the NLF as determined by the Secretary of State from time to time. The Company has received confirmation from the Secretary of State that the current investment policy of the NLF is to invest in gilts.

The NLF will, subject to the restrictions on the disposal of Convertible Shares issued pursuant to the exercise of the NLF Conversion Right set out above, comply with any directions given to it by the Secretary of State in relation to the exercise of the NLF Conversion Right and the retention or disposal of any shares in the Company resulting from such conversion. The NLF will not take any action to exercise the NLF Conversion Right or dispose of any shares in the Company before receiving such directions.

The Secretary of State has no current intention to direct the NLF to exercise the NLF Conversion Right but reserves the right to do so. The Secretary of State intends to ensure that, prior to the giving of any direction to the NLF to exercise the NLF Conversion Right or to dispose of the shares issued pursuant to such exercise, he (and/or the NLF at his direction) would take financial advice and would take such advice as to the market impact of the conversion or disposal (including the desirability of avoiding multiple sales of small amounts of shares).

The Secretary of State has confirmed to the Company that he does not currently intend to change the investment policy as regards the matters described above.

Adjustment to Payment Percentage

The Payment Percentage will be 65 per cent. as at January 14, 2005 and will be subject to the adjustments set out below.

(A)	Issue of ordinary shares

If and wherever British Energy Group plc: (i) issues ordinary shares or sells ordinary shares held as treasury shares after January 14, 2005 other than an issue or sale (as the case may be) at less than 95 per cent. of the current market price as at the date of such issue or sale; or (ii) issues ordinary shares after January 14, 2005 as a result of the exercise of rights, granted on or after January 14, 2005, of conversion into, exchange or subscription for, or purchase of, such ordinary shares (including ordinary shares issued for cash pursuant to rights to subscribe for or purchase such ordinary shares under the Warrants) (each, a Share Issue), the Payment Percentage shall be reduced as follows from the date of the Share Issue:

P =	x × y
y + z (1 – x)

where:

P	is the new Payment Percentage expressed as a decimal;

x	is the Payment Percentage previously in effect expressed as a decimal;

y	is the number of ordinary shares and Convertible Shares in issue prior to the Share Issue (excluding any ordinary shares held by British Energy Group plc as treasury shares); and

z	is the number of ordinary shares issued or sold out of treasury by British Energy Group plc pursuant to the Share Issue.

(B)	Payment of cash distributions and NLF Cash Sweep Payments

(i)	If and whenever British Energy Group plc makes any cash distribution or an NLF Cash Sweep Payment is made the Payment Percentage shall be adjusted on the relevant record date for that cash distribution or the relevant NLF Cash Sweep Payment date (as the case may be) as follows:

(A X B) / (1 – A)
B / (1 – A) + (((1 – G) / G X C) + ((1 – A) / A X F) – D) / E

where:

A	is the current Payment Percentage expressed as a decimal;

B	is the number of ordinary shares and Convertible Shares in issue at the relevant record date or NLF Cash Sweep Payment date (as the case may be);

C	is the NLF Cash Sweep Payment, if any;

D	is an amount equal to such cash distribution, if any;

E	is the average of the middle market quotation for an ordinary share in British Energy Group plc derived from the Daily Official List of the London Stock Exchange for the 60 days immediately preceding the date of the cash distribution or NLF Cash Sweep Payment date;

F	is any Additional Payment made pursuant to paragraph B(ii) below; and

G	is the weighted average Payment Percentage as at the relevant record date or NLF Cash Sweep Payment date (as the case may be).

(ii)	If British Energy Group plc makes any cash distribution which is more than:

(1 – G)	X C
G

British Energy Group plc may elect to make a further payment to the NLF (an Additional Payment), at the same time as such cash distribution, equal or up to:

(A X D)	– C X	[	1 – G	X	A	]
(1 – A)			G		1 – A

where A, D and G have the same meanings as in paragraph B(i) above and C is the NLF Cash Sweep Payment (if any) made at the same time as such cash distribution, provided that British Energy Group plc shall not make any Additional Payment to the extent it reduces the Payment Percentage to less than the Payment Percentage prevailing immediately prior to the cash distribution being made.

(C)	Partial exercise of NLF Conversion Right

Any partial exercise by NLF of the NLF Conversion Right shall reduce the Payment Percentage as follows from the date of exercise:

P = B – (A x B)

where:

P	is the new Payment Percentage expressed as a percentage;

A	is the percentage of the NLF Conversion Right available to NLF immediately prior to such exercise exercised by NLF expressed as a decimal; and

B	is the Payment Percentage in effect immediately prior to such partial exercise expressed as a percentage.

(D)	Further Adjustments to the Payment Percentage

If any of the events described in paragraphs (D)(i) to (vii) below (each an Adjustment Event) occur the Payment Percentage shall be adjusted. Adjustments will be by reference to C, where C is a nominal Conversion Factor per ordinary share, being 100 as at January 14, 2005, as adjusted from time to time pursuant to paragraphs (D)(i) to (vii) below.

The Payment Percentage immediately following an Adjustment Event shall be equal to:

N	(expressed as a percentage)
E + N

where:

E	is the number of ordinary shares and Conversion Shares in issue immediately following the Adjustment Event; and

N	is the number of Convertible Shares to be issued to NLF upon exercise in full of the NLF Conversion Right immediately following the Adjustment Event and is equal to:

Nt X Ct
C

where:

Nt	is the number of Convertible Shares to be issued to NLF upon exercise in full of the NLF Conversion Right immediately prior to the Adjustment Event;

Ct	is the Conversion Factor immediately prior to the Adjustment Event; and

C	is the Conversion Factor immediately following the Adjustment Event.

The adjustments to the Conversion Factor described in paragraphs (D)(i) to (vii) below will result in adjustments to C (and consequently the Payment Percentage) in accordance with the above.

(i)	Capital Distributions

Subject to paragraph (D)(viii) below, if and whenever British Energy Group plc pays or makes any capital distribution to its ordinary shareholders, the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately prior to such capital distribution by the following fraction:

A –	[	B –	D	]
Nt
A

where:

A	is the current market price of one ordinary share on the dealing day last preceding the date on which the capital distribution is publicly announced;

B	is the fair market value on the date of such announcement of the portion of the capital distribution attributable to one ordinary share; and

D	is the amount of any payment notified and paid to NLF by British Energy Group plc prior to or at the same time as such capital distribution (where D/Nt does not exceed B).

Any payments referred to in D above shall be at the discretion of British Energy Group plc, shall be made in addition to any other payment obligations of any member of the Group under the Contribution Agreement and must not result in a reduction to the Payment Percentage below the Payment Percentage prevailing immediately prior to such capital distribution. Any adjustment to the Payment Percentage as a result of such payment shall become effective on the record date of the capital distribution to which it relates is made.

(ii)	Issue by Way of Rights

If and whenever British Energy Group plc issues ordinary shares to its ordinary shareholders as a class by way of rights, or grants to ordinary shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase any ordinary shares, in each case at a price per ordinary share which is less than 95 per cent. of the current market price per ordinary share on the dealing day last preceding the date of the announcement of the terms of the issue or grant of such ordinary shares, options, warrants or other rights, the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately prior to such issue or grant by the following fraction:

A + B
A + C

where:

A	is the number of ordinary shares and Convertible Shares in issue immediately before such announcement;

B	is the number of ordinary shares which the aggregate consideration (if any) payable for the ordinary shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of ordinary shares comprised therein would purchase at such Current Market Price per ordinary share; and

C	is the number of ordinary shares issued or, as the case may be, comprised in the issue or grant.

Such adjustment shall become effective on the first date on which the ordinary shares are traded ex-rights, ex-options or ex-warrants on the London Stock Exchange.

(iii)	Issue of Securities

Subject to paragraph (D)(viii) below, if and whenever British Energy Group plc issues any securities (other than ordinary shares or options, warrants or other rights to subscribe for or purchase any ordinary shares) to its ordinary shareholders as a class by way of rights or grants to its ordinary shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase any securities (other than ordinary shares or options, warrants or other rights to subscribe for or purchase any ordinary shares), the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately prior to such issue or grant by the following fraction:

A –	[	B –	D	]
Nt
A

where:

A	is the current market price of one ordinary share on the dealing day immediately preceding the date on which the terms of such issue or grant are publicly announced;

B	is the fair market value on the date of such announcement of the portion of the rights attributable to one ordinary share; and

D	is the amount of any payment notified and paid to NLF by British Energy Group plc prior to or at the same time as such issue of securities (where D/Nt does not exceed B).

Any payments referred to in D above shall be at the discretion of British Energy Group plc, shall be made in addition to any other payment obligations of any member of the Group under the Contribution Agreement and must not result in a reduction to the Payment Percentage below the Payment Percentage prevailing immediately prior to such issue of securities. Any adjustment to the Payment Percentage as a result of such payment shall become effective on the first date on which the ordinary shares are traded ex-rights, ex-options or ex-warrants on the London Stock Exchange.

(iv)	Issue of ordinary shares

If and whenever British Energy Group plc (i) issues (otherwise than as mentioned in paragraph (D)(ii) above) wholly for cash any ordinary shares (other than Convertible Shares issued on the exercise of the NLF Conversion Right or on the exercise of the Warrants or of any other rights of conversion into, or exchange or subscription for, or purchase of, ordinary shares), or (ii) grants (otherwise than as mentioned in paragraph (D)(ii) above) wholly for cash any options, warrants or other rights to subscribe for or purchase any ordinary shares, or sell any ordinary shares previously held as treasury shares wholly for cash in each case at a price per ordinary share in respect of which the aggregate consideration receivable (whether at the time of grant or upon exercise of the rights to subscribe for or purchase such ordinary shares) is less than 95 per cent. of the current market price per ordinary share on the dealing day last preceding the date of announcement of the terms of such issue or grant, the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately prior to such issue or grant by the following fraction:

A + B
A + C

where:

A	is the number of ordinary shares and Convertible Shares in issue immediately before the issue of such additional ordinary shares or the grant of such options, warrants or rights or the sale of such treasury shares;

B	is the number of ordinary shares which the aggregate consideration (if any) receivable for the issue of such ordinary shares or, as the case may be, for the ordinary shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights would purchase at such current market price per ordinary share; and

C	is the maximum number of ordinary shares to be issued pursuant to such issue of such additional ordinary shares or upon exercise of such options, warrants or rights or to be sold pursuant to the sale of the treasury shares.

Such adjustment shall become effective on the record date for such issue of additional ordinary shares or, as the case may be, the grant of such options, warrants or rights.

(v)	Issue of Convertible Securities

If and whenever British Energy Group plc or any of its subsidiary or (at the direction or request of or pursuant to any arrangements with British Energy Group plc or any of its subsidiary) any other company, person or entity issues wholly for cash (otherwise than as mentioned in paragraphs (D)(ii)(iii) or (iv) above) any securities (other than the New Bonds or the Convertible Shares) which by their terms of issue carry rights of conversion into, or exchange or subscription for, or purchase of, ordinary shares issued or to be issued by British Energy Group plc (or shall grant any such rights in respect of existing securities so issued) or carry rights which may entitle such securities to be redesignated as ordinary shares (other than the Convertible Shares), and the consideration per ordinary share receivable upon conversion, exchange, subscription or redesignation is less than 95 per cent. of the current market price per ordinary share on the dealing day last preceding the date of announcement of the terms of issue of such securities (or the terms of such grant), the Conversion Factor shall be adjusted by multiplying the conversion factor in force immediately prior to such issue (or grant) by the following fraction:

A + B
A + C

where:

A	is the number of ordinary shares and Convertible Shares in issue immediately before such issue or grant;

B	is the number of ordinary shares which the aggregate consideration (if any) receivable for the ordinary shares to be issued upon conversion or exchange or upon exercise of the right of subscription or purchase attached to such securities or, as the case may be, for the ordinary shares to be issued or to arise from any such redesignation would purchase at such current market price per ordinary share; and

C	is the maximum number of ordinary shares to be issued upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase attached thereto at the initial conversion, exchange, subscription or purchase price or rate or, as the case may be, the maximum number of ordinary shares to be issued or to arise from any such redesignation.

Such adjustment shall become effective on the date of issue or grant.

(vi)	Modification of Rights

If and whenever there shall be any modification of the rights of conversion, exchange, subscription or purchase attaching to any such securities as are mentioned in paragraph (D)(iv) above (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that following such modification the consideration per ordinary share receivable upon conversion, exchange, subscription or purchase is less than 95 per cent. of the current market price per ordinary share on the dealing day last preceding the date of announcement of the proposals for such modification, the conversion factor shall be adjusted by multiplying the conversion factor in force immediately prior to such modification by the following fraction:

A + B
A + C

where:

A	is the number of ordinary shares and Convertible Shares in issue immediately before such modification;

B	is the number of ordinary shares which the aggregate consideration (if any) receivable by British Energy Group plc for the ordinary shares to be issued upon conversion or exchange or upon exercise of the right of subscription or purchase attached to such securities, in each case as so modified, would purchase at such current market price per ordinary share or, if lower, the existing conversion, exchange, subscription or purchase price of such securities; and

C	is the maximum number of ordinary shares to be issued upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase attached thereto at the modified conversion, exchange, subscription or purchase price or rate but giving credit in such manner as an independent investment bank of international repute, selected by British Energy Group plc and approved in writing by NLF, shall, acting as an expert, consider appropriate for any previous adjustment under this paragraph or paragraph (D)(iv) above.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription or purchase attaching to such Securities.

(vii)	Offer of Securities

Subject to paragraph (D)(viii) below, if and whenever British Energy Group plc or any of its subsidiaries or (at the direction or request of, or pursuant to any arrangements with, British Energy Group plc or any of its subsidiaries) any other company, person or entity shall offer any securities in connection with which offer ordinary shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the conversion factor falls to be adjusted under paragraph (D)(ii) above (or would fall to be so adjusted if the relevant issue or grant was at a price less than 95 per cent. of the current market price per ordinary share on the relevant dealing day) or paragraph (D)(iii) above) the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately before the making of such offer by the following fraction:

A –	[	B –	D	]
Nt
A

where:

A	is the current market price of one ordinary share on the dealing day immediately preceding the date on which the terms of such offer are publicly announced;

B	is the fair market value on the date of such announcement of the portion of the relevant offer attributable to one ordinary share; and

D	is the amount of any payment notified and paid to NLF by British Energy Group plc prior to or at the same time as such offer of securities (where D/Nt does not exceed B).

Any payments referred to in D above shall be at the discretion of British Energy Group plc, shall be made in addition to any other payment obligations of any member of the Group under the Contribution Agreement and must not result in a reduction to the Payment Percentage below the Payment Percentage prevailing immediately prior to such offer of securities. Any adjustment to the Payment Percentage as a result of such payment shall become effective on the first date on which the ordinary shares are traded ex-rights on the London Stock Exchange.

(viii)	Further Adjustments

(a)	If either:

(i)	any party determines that an adjustment should be made to the Payment Percentage as a result of one or more events or circumstances not referred to in paragraphs (D)(i) to (vii) above (even if the relevant event or circumstance is specifically excluded from the operation of paragraphs (D)(i) to (vii) above); or

(ii)	paragraph (D)(i), (iii) or (vii) would otherwise apply but the value of

[	B –	D	]	would equal or exceed A,
Nt

NLF and British Energy Group plc shall request an investment bank of international repute to determine as soon as practicable what adjustment (if any) to the conversion factor is fair and reasonable to take account thereof and the date on which such adjustment should take effect.

(b)	Upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this paragraph (D)(viii) if such investment bank is so requested to make such a determination not more than 50 business days after the date on which the relevant event or circumstance arises, and provided that where the circumstances giving rise to any adjustment pursuant to the above provisions have already resulted or will result in an adjustment to the conversion factor or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the conversion factor, such modification (if any) shall be made to the operation of the above provisions as may be advised by the investment bank to be in their opinion appropriate to give the intended result.

(c)	The fees charged by the investment bank for making such a determination shall be shared equally by NLF and British Energy Group plc.

(E)	Supplementary provisions relating to adjustment of the conversion factor

(i)

Where more than one event which gives or may give rise to an adjustment to the conversion factor occurs within such a short period of time that in the opinion of the investment bank the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by such investment bank to be in its opinion appropriate in order to give such intended result.

(ii)	No adjustment will be made to the conversion factor where ordinary shares or other securities (including rights, warrants and options) are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees or former employees (including directors holding or formerly holding executive office) of British Energy Group plc or any of its subsidiaries or any associated company or to trustees to be held for the benefit of any such person, in any such case pursuant to any employees’ share scheme (as defined in section 743 of the Companies Act).

(iii)	If any doubt shall arise as to the appropriate adjustment to the Conversion Factor, a certificate of the investment bank shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

(iv)	On any adjustment, the resultant conversion factor shall be rounded down to two decimal places. Any amount by which the conversion factor has been rounded down, shall be carried forward and taken into account in any subsequent adjustment.

For these purposes:

“Current Market Price” means, in respect of an ordinary share in British Energy Group plc at a particular date, the average of the bid and offer quotations published in the London Stock Exchange Daily Official List for one ordinary share for the five consecutive dealing days (in respect of which such quotations are published) ending on the dealing day (in respect of which such quotations are published) immediately preceding such date, provided that if at any time during the said five day period the ordinary shares shall have been quoted ex-dividend or ex-any other entitlement and during some other part of that period the ordinary shares shall have been quoted cum-dividend or cum-any other entitlement then:

(i)	if the ordinary shares to be delivered do not rank for the dividend or entitlement in question, the quotations on the dates on which the ordinary shares shall have been quoted cum-dividend or cum-any other entitlement shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other cash entitlement or, as the case may be, the value (as determined by an investment bank of international repute appointed by British Energy Group plc and the NLF ) of any entitlement or dividend (where that is other than cash) per ordinary share (excluding, in the case of a dividend in cash, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); or

(ii)	if the ordinary shares to be delivered do rank for the dividend or entitlement in question, the quotations on the dates on which the ordinary shares shall have been quoted ex-dividend or ex-any other entitlement shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount, and provided further that if the ordinary shares on each of the said five dealing days have been quoted cum-dividend or cum-any other entitlement in respect of a dividend or entitlement which has been declared or announced but the ordinary shares to be delivered do not rank for that dividend or entitlement, the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other cash entitlement, or as the case may be, the value (as determined by the aforementioned investment bank) of any entitlement or dividend (where that is other than cash) per ordinary share (excluding, in the case of a dividend in cash, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); and

“Fair Market Value” means, with respect to any property on any date, the fair market value of that property as determined by an investment bank of international repute to be appointed by British Energy Group plc and the NLF provided that:

(i)	the fair market value of an ordinary share in British Energy Group plc on any date shall be the current market price of an ordinary share on that date;

(ii)	the fair market value of a cash dividend paid or to be paid per ordinary share shall be the amount of such cash dividend per ordinary share determined as at the date of announcement of such dividend; and

(iii)	where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such investment bank) the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded, in each case converted into pounds sterling (if expressed in a currency other than pounds sterling) at such rate of exchange as may be determined in good faith by the aforementioned investment bank to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date, the equivalent rate on the immediately preceding day on which such a rate is available).

Waivers

The NLF may waive its right to an NLF Cash Sweep Payment if such payment would result in a reduction of the Payment Percentage. However, the NLF cannot, through the waiving of the NLF Cash Sweep Payment for any period, increase the Payment Percentage above the Payment Percentage applicable at that time.

Covenants

There are a number of covenants in the Contribution Agreement. These are intended to ensure, amongst other things, that the NLF is able to exercise the NLF Conversion Right.

In addition, for as long as any member of the Group owns and operates any power station, members of the Group will not be entitled to:

(A)	incur any expenditure for any purpose other than:

(i)	Agreed Collateral Purposes

(ii)	covering lost revenue and costs from outages of generating stations;

(iii)	meeting:

(a)	working capital requirements (including the provision of collateral for such purposes);

(b)	payments or repayments of principal and interest due in respect of outstanding Group borrowings including, for the avoidance of doubt, any amounts to be paid under a Mandatory Repurchase Offer, as described in the terms of the New Bonds; and

(c) operating costs and expenses of the Group; and

(iv)	funding expenditure in respect of any or all of the nuclear power stations and/or the Eggborough power station, the primary purpose of which is any of the following:

(a)	maintenance of the nuclear power stations and/or the Eggborough power station;

(b)	non-recurring maintenance of the nuclear power stations and/or the Eggborough power station;

(c)	repair of a capital nature to the nuclear power stations and/or the Eggborough power station;

(d)	enabling aggregate annual output of the nuclear power stations at a level which is around the highest annual output of the nuclear power stations in any one of the immediately preceding five financial periods (subject to a minimum of 68 TWh), such annual output calculation to be appropriately adjusted as nuclear power stations are closed, provided that, without prejudice to the foregoing paragraphs of this covenant, this paragraph (d) does not permit capital investment in excess of £20 million per annum (or such higher amount as the Secretary of State may, in her absolute discretion, agree from time to time) where the principal purpose of such capital investment is to enable the extension of the scheduled closure date of one or more of the nuclear power stations; and/or

(e)	enabling output at the Eggborough power station at a level which is consistent with historical performance levels; or

(B)	distribute, announce or pay any dividend or enter into a legally binding contract to make any acquisition unless:

(i)	as at the end of the immediately preceding accounting period Cash (including cash used for Agreed Collateral Purposes ) equalled or exceeded the aggregate of:

(a)	the NLF Cash Sweep Payment (if any) for the preceding accounting period,

(b)	the amount allocated to the Forecast Expenditure Reserve,

(c)	in the case of dividends and acquisitions, the amount of the intended dividend or acquisition (less any allocation to Forecast Expenditure Reserve in respect of any such acquisition), and

(d)	the Target Amount on the date such expenditure, dividend or acquisition is made, declared or proposed, and

(ii)	as at the end of the then accounting period Cash (including cash used for Agreed Collateral Purposes) would or would be likely to equal or exceed:

(a)	the aggregate amount of such expenditure, dividend or acquisition, and

(b)	the Target Amount at the end of the then accounting period, or

(c)	in the case of expenditure (other than on distributions or acquisitions of an undertaking), such expenditure is already provided for in the Forecast Expenditure Reserve.

However, no member of the Group shall be restricted under these provisions from:

(i)	incurring expenditure, up to a maximum amount of:

(a)	£2 million for the financial period ending March 31, 2005;

(b)	£1.5 million for the financial period ending March 31, 2006; and

(c)	£1 million for each financial period thereafter,

on the development of renewable energy projects identified and agreed by British Energy Group plc and the Secretary of State as at January 14, 2005, and which would qualify for ROCs, including costs incurred in the sale of such projects but excluding any costs of construction;

(ii)	exercising one or more options, identified and agreed by British Energy Group plc and the Secretary of State as at January 14, to purchase wind farm developments pursuant to the “Option to Purchase and Development Services in Relation to Wind Farm Sites” dated November 20, 2001 between British Energy Renewables Ltd and Amec Services Ltd, subject to the aggregate exercise fees paid since November 29, 2002 not exceeding £10 million; or

(iii)	complying with its obligations under the agreed forms of each of the following:

(a)	the New CTA referred to in paragraph (29) below;

(b)	the Amended Credit Agreement referred to in paragraph (28) below;

(c)	the Share Option Agreement referred to in paragraph (31) below; and

(d)	the Asset Option Agreement referred to in paragraph (30) below,

In addition none of these covenants shall prevent any member of the Group from complying with its obligations under the Nuclear Liabilities Agreements or from implementing the Restructuring in accordance with or as contemplated by the Creditor Restructuring Agreement.

Trading principles

Under the terms of the Contribution Agreement British Energy Group plc must also adopt prudent trading policies and once adopted, it must comply with and procure that its subsidiaries comply with such policies. By a letter from British Energy Group plc, British Energy Holdings plc, BEG and BEG (UK) to the Secretary of State and the NLF dated January 14, 2005, British Energy Group plc notified the Secretary of State and the NLF of the approval and adoption of certain trading principles in connection with its agreement to adopt prudent trading policies. The board’s stated overriding policy is to be risk averse with the objective of ensuring the ongoing sustainable viability of its business and accordingly its trading strategy will seek to protect against downside risk without foregoing prudent opportunities to enhance the value of its output. The principles referred to above are set out below:

(A)	Scope

(i)	British Energy Group plc’s core markets are those appropriate or necessary to protect or enhance the value of the core assets. The trading activities within those markets shall be those appropriate or necessary to protect and enhance that value.

(ii)	For as long as British Energy Group plc does not hold an investment grade rating activities undertaken in non-core markets will be to hedge or enhance the value to be realised in the core markets.

(iii)	British Energy Group plc will not undertake material new trading activities or engage in new markets without having conducted an internal pre-authorisation process consistent with industry best practice. The Board will endeavour to satisfy itself that under reasonably foreseeable circumstances British Energy Group plc will not, as a result of entry into the new activities or new markets, incur significant additional risk of a shortfall of financial resources and that the medium term risk-return profile of the new activities or new markets supports value creation.

(B)	Governance and internal controls

(iv)	British Energy Group plc will ensure that it has rigorous trading governance arrangements in place. These arrangements shall include, but are not limited to, the appointment of persons independent of trading line management with oversight responsibility for the assessment and management of trading risk within the company (“trading risk personnel”). These persons should have appropriate authority and shall report periodically to an appropriate board committee chaired by a non-executive director.

(v)	British Energy Group plc will ensure that at all times appropriately qualified and experienced staff are in place to conduct trading and risk management activities to a “best practice” standard commensurate with and aligned to the risks faced by British Energy Group plc.

(vi)	British Energy Group plc will develop, adopt and maintain a system of value and risk management metrics that conform to industry standards where these are established and are comprehensive across British Energy Group plc’s markets and activities. These systems shall allow the prompt reporting to the Chief Executive and Board of a breach, of the financial and commercial viability principles referred to below.

(C)	Reporting

(vii)	The Board shall consider, at least annually, a report on how these principles have been implemented and the Chief Executive will report to the Secretary of State on an annual basis with an assessment of how the trading activities of the Company have been and continue to be compliant with these principles.

(viii)	The Board shall require that an independent expert, who may also be British Energy Group plc’s external auditor, conduct an annual assessment of the governance, control and risk management systems relating to the Company’s trading activities in respect of their effectiveness and appropriateness.

(ix)	As part of the process to be undertaken annually, British Energy Group plc will ensure compliance with the revised Combined Code on Corporate Governance and the requirements of the US Sarbanes-Oxley Act, 2002 (as appropriate).

(D)	Alignment of trading to generating and supply activities

(x)	British Energy Group plc will ensure that any trading strategy adopted takes account of the performance characteristics and capability of British Energy Group plc’s generating plant, including a realistic view of the likelihood and magnitude of unplanned outages based on past performance and trends.

(xi)	British Energy Group plc will ensure that there is an appropriate risk transfer and pricing mechanism between the trading, generation and supply business units (or any successors of these entities).

(E)	Financial and commercial viability

(xii)	British Energy Group plc will conduct its trading activities with the aim of ensuring it retains adequate working capital headroom for its trading activities. In doing so it will closely and regularly monitor its working capital headroom, which will be defined as the difference between: (i) working capital available (including cash and other liquid reserves); and (ii) working capital requirements (including total collateral, and capital committed to other expenditure).

(xiii)	When the working capital headroom is tight, i.e. at or below 10 per cent. of the working capital available, or reasonably forseeable sensitivities (including changes to output levels, market price shocks, reserves for credit and operational losses) within the next twelve months indicate that headroom is likely to become tight during that period, British Energy Group plc will take all necessary reasonable actions to husband cash and implement, as soon as practicable, those measures required to provide an actual, or forecast, working capital headroom in excess of 10 per cent. of working capital available.

(xiv)	British Energy Group plc will maintain this oversight on at least a monthly basis. A summary of all instances where the working capital headroom falls below the 10 per cent.

threshold, and the actions taken to restore the adequate working capital headroom, shall be reported annually to the Secretary of State.

(xv)	When adopting or endorsing any trading strategy, British Energy Group plc will take explicit account of the need to preserve its ability to generate value in both the medium and long term across its routes to market. It shall adopt a risk based capital allocation process with a view to achieving the overall objective described in the first paragraph that takes account, amongst others, of:

(a)	expected returns and associated risks;

(b)	the timing of sales;

(c)	the balance between: (i) volumes under fixed price contracts; and (ii) uncontracted volumes and volumes under floating price contracts;

(d)	the preservation of routes to market; and

(e)	access to counterparties.

Other clauses

Each of BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc may assign and transfer all or any part of its rights, benefits and obligations under the Contribution Agreement to a wholly-owned subsidiary of the Group or to the ultimate parent company of the Group if the assignee has a nuclear power station transferred to it by BEG or BEG (UK), holds all necessary regulatory consents and approvals, delivers to NLF and the Secretary of State a duly completed and executed deed of adherence in respect of the Contribution Agreement, has entered into a deed of adherence in respect of, and in accordance with the terms of, the NLFA, the Government Option Agreement and the HLFA, and has become an additional guarantor in accordance with the Guarantee and Indemnity described in paragraph (27) below.

Each of BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc may also assign and transfer all or any part of its rights, benefits and obligations under the Contribution Agreement to any person which is not a wholly-owned subsidiary or the ultimate parent company of the Group but any such assignment or transfer must be effected pursuant to, and in accordance with, the provisions of the NLFA.

The Secretary of State and NLF may at any time assign all or any part of the benefit of their rights or benefits under the Contribution Agreement to their successors in title, a Minister of the Crown, the Treasury, a department, non-departmental body or other agency of the Crown, any body corporate established by statute some or all of the members of which are appointed by a Minister of the Crown or other government entity or any person directly or indirectly owned by, or held on trust for, the Secretary of State or other Minister of the Crown. The parties are currently proposing an amendment to this provision so that the NLF may only assign all or any part of the benefit of its rights or benefits under the Contribution Agreement with the consent of the Secretary of State.

The obligations of BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc under the Contribution Agreement are guaranteed by the Material New British Energy Group Companies under the Guarantee and Indemnity dated January 14, 2005;

Review

Following the second anniversary of January 14, 2005, each of the parties to the Contribution Agreement must review how the agreement has operated in practice and shall, in the conduct of the review, submit a paper to the other parties detailing the implementation of the agreement in the period since January 14, 2005 and any proposals for improving the operation of the agreement.

(25)	Debenture dated January 14, 2005 entered into between the Secretary of State, the NLF and the Obligors (as defined in Schedule 1 thereto). (“Debenture”)

In order to secure the Decommissioning Default Payment and related costs and expenses related thereto and pursuant to this debenture, the Obligors have given certain security over their assets in favour of the NLF. This security consists of a first legal mortgage over the Key Properties (set out in Schedule 2 to the Debenture) and a first fixed charge over each Obligor’s Charged Securities (set out in Schedule 3 to the Debenture). Furthermore, each Obligor has given security by way of a first floating charge over all of its present and future assets, property, business, undertaking and uncalled capital, including all rights under and in respect of these. The floating charge is deemed to rank second in priority to: (i) a charge created in favour of Barclays Bank plc pursuant to the Receivables Deed of Charge to the Receivables Facility Agreement (subject to certain restrictions); and (ii) in respect of the BACS Facility Collateral (as defined therein) to the extent that such BACS Facility Collateral is subject to a charge created by BEG (UK) in favour of Citibank N.A.

The following assets have also been excluded from the floating charge:

(i)	each obligor’s rights and benefits under the NLFA and HLFA;

(ii)	cash collateral, letters of credit or other forms of credit support which are subject to a security interest used to secure obligations of either BEG, BEG (UK), BEPET, EPL, BETS or the Electricity Supply Subsidiary (as defined therein) under certain trading, procurement and supply arrangements (subject to certain restrictions); and

(iii)	cash collateral provided to HSBC Bank plc by BE to secure the Group’s liabilities pursuant to the Group’s credit card facilities agreement (subject to certain restrictions).

The Debenture contains further assurance provisions as well as a power of attorney to ensure that all future acquired property will fall within the scope of the security created above. The NLF must seek the instruction of the Secretary of State before exercising any right or performing any obligation, must take any such action as the Secretary of State instructs, may only act in accordance with the instructions of the Secretary of State and will rely on the instructions of the Secretary of State.

(26)	Option Agreement dated January 14, 2005 Between the Secretary of State, BEG (UK), BEG, British Energy Group plc and British Energy Holdings plc (“Government Option Agreement”).

Options

Pursuant to the Government Option Agreement, BEG and BEG (UK) each grant irrevocable options to the Secretary of State to acquire BEG and BEG (UK)’s nuclear power stations in order to decommission them (each an “Option to Decommission”) or extend their operating life beyond its scheduled closure date or its early closure date (if BEG or BEG (UK) decides to close a station before its scheduled closure date) (an “Option to Operate”) (each a “Station Option”). Upon exercise of a Station Option, the Secretary of State is entitled to nominate another person or persons to acquire the relevant power station (the “Station Purchaser”). The consideration to be paid by the Station Purchaser to BEG or BEG (UK), as the case may be, for each station will be a nominal £1.00.

In addition to the grant of the Station Options, BEG and BEG (UK) also each grant to the Secretary of State a separate option (a “Partial Closure Option”) exercisable where one but not both reactors at a power station is closed either before its scheduled closure date or the scheduled/actual closure date of the other reactor at the relevant power station. A Partial Closure Option is for the Secretary of State to require BEG or BEG (UK), as the case may be, to continue operating the relevant closed reactor under a maintenance and operation contract (on terms to be agreed following principles set out in the Government Option Agreement); the Station Purchaser will not acquire the relevant power station.

An Option to Decommission is exercisable at any time, whether before or after the relevant power station’s closure date. An Option to Operate may be exercised at any time up to and including the date which is two years before the scheduled closure date of a power station. Where BEG or BEG (UK) has given notice, as it is obliged to do under the Government Option Agreement, that it will close a power station early, the time period within which the Secretary of State may exercise an Option to Operate varies depending on the length of notice of the early closure which BEG or BEG (UK) (as the case may be) has been able to give the Secretary of State.

Cost allocation

If the Secretary of State exercises a Station Option, then with effect from the Option Effective Date (being the date of scheduled or early closure of a power station or in the latter case a short time thereafter, depending on the length of notice of closure BEG has provided to the Secretary of State) the Group will bear all the costs and expenses incurred as a result of operating the relevant power station and receive any payments and other benefits in relation to the operation of such power station in the period up to (but excluding) the Option Effective Date, and the Station Purchaser will bear all costs and expenses (and pay to the Group a reasonable margin as agreed on those costs and expenses) which are incurred and receive any payments and other benefits in relation to the operation of the relevant power station in the period after the Option Effective Date.

Specific cost allocation provisions require the Secretary of State to reimburse BEG or BEG (UK)’s costs if he terminates the acquisition of a power station having exercised an Option to Operate or Option to Decommission that power station. However, this costs reimbursement only applies to costs which are incurred solely as a result of the Secretary of State’s exercise of that option. In addition, this cost reimbursement provision does not apply in certain specified circumstances (namely, where the acquisition is terminated because of breach of warranty or completion obligation by BEG or BEG (UK) or where the completion conditions cannot be fulfilled). Where a Station Option is not exercised in respect of a power station or part of a power station, BEG or BEG (UK) as relevant, shall bear all the costs relating to such power station up to and including the closure date of the power station, and thereafter the costs and expenses relating to that station will be borne by the Secretary of State in accordance with and to the extent contemplated by the NLFA.

Where a Station Option is not exercised, costs relating to decommissioning will be dealt with under the NLFA.

Completion of a transfer of station following exercise of an option

The date of completion of the sale or transfer of the relevant power station following the exercise of a Station Option will be (unless otherwise agreed): (i) on the exercise of an Option to Decommission, the later of (a) 36 months after the exercise of the Station Option and (b) the scheduled closure date or early closure date (as the case may be) of the relevant power station; (ii) on the exercise of an Option to Operate (a) on the scheduled closure date or (b) early closure date of the relevant power station (where the same is more than 30 months after notice by BEG or BEG (UK) of the early closure date); and (c) in all other circumstances, no later than 36 months after the exercise of such an option.

The completion of the sale or transfer of a power station following exercise of a Station Option is conditional, primarily upon the licensing of the Station Purchaser to carry out the decommissioning or operation of the relevant power station, and other matters including the Station Purchaser obtaining all required consents and authorisations.

Station and station assets

The following assets will be passed to the Station Purchaser upon completion of the sale or transfer of an optioned power station: (i) plant and machinery; (ii) the benefit and burden of contracts relating to the operation of the relevant power station current at the date of completion (certain contracts are excluded); (iii) intellectual property as is exclusively used, acquired for use, held for use or developed for use in connection with the relevant power station at the date of completion; (iv) certain nuclear fuel located and loaded into a reactor at the relevant power station; (v) stocks of consumable materials; (vi) certain large items of spare plant and machinery such as turbines, transformers, generators and pump and gas circular components located at the relevant power station (the Station Specific Spares); (vii) all allowances allocated to the relevant power station under any emissions trading scheme from time to time; and (viii) all other property, assets, and rights of Group companies used solely in connection with the operation of the relevant power station as at the completion date, excluding cash in hand or at bank, certain amounts recoverable for taxation, and intellectual property not exclusively used at the relevant power station.

Risk in the assets to be transferred to the Station Purchaser following the exercise of a Station Option passes on the Option Effective Date.

Except in the case of intellectual property transferring upon completion, BEG or BEG (UK), as relevant, will grant a non-exclusive, royalty-free and irrevocable license under all intellectual property relating to the relevant power station for the duration of the operation of that power station.

Certain assets are excluded from the sale (the “Excluded Assets”). These include: (i) nuclear fuel located at the relevant power station which has not been loaded into a reactor (“Excluded Fuel”), which may be separately purchased by the Station Purchaser; and (ii) any item of plant and machinery whose non-availability would potentially involve a loss of electricity generation at a power station over a certain threshold, and which is retained by the Group in relation to its fleet of power stations as a whole (“Strategic Spares”), which may also be separately requested by the Station Purchaser, provided that the Station Purchaser must promptly replace such equipment, and in certain circumstances, pay to BEG or BEG (UK) any net loss of revenue incurred by them in the period before the equipment was replaced.

Upon the commencement of the decommissioning of a power station which has transferred to the Station Purchaser under the Government Option Agreement, BEG or BEG (UK), as relevant, is entitled to remove certain equipment if required for use in power stations retained by the Group. If such equipment is later sold or loaned to a third party, BEG or BEG (UK) must pay the amount of consideration received by them from such sale or loan of the equipment to the Secretary of State.

In relation to the licensed power station site, the Government Option Agreement provides for the land within the existing security fence boundary and any additional land which is required by the Station Purchaser to either decommission or operate the relevant power station to be transferred to the Station Purchaser. Any portion of land which is not so required will remain with BEG or BEG (UK) as the case may be. Land outside the existing station security fence boundary which may be so transferred is to be transferred subject only to matters affecting it at the date of the agreement save for subsequent matters arising otherwise than by reason of the voluntary act of the Group or its successors in title. The agreement provides for certain rights (principally of access and provision of services) to be granted at the time of transfer of the land to the Secretary of State (or its nominated purchaser) over land owned by the Group. There are restrictions to protect those rights and the Secretary of State’s consent is required to any new, varied or supplemented property documents affecting the land which may be transferred as a result of the agreement.

Post completion contracts

On exercising a Station Option, the Secretary of State may also require BEG or BEG (UK) (as the case may be) to enter into a contract: (i) for the continued operation of the relevant power station after its scheduled/early closure date (providing ancillary services or the management and operation of the station); or (ii) for the defueling of that power station. Where the Station Purchaser will carry out the decommissioning or continued operation of a power station following completion by itself, BEG or BEG (UK) may also be required to enter into ancillary services agreements with the Station Purchaser. The terms and conditions of these contracts are to be negotiated and agreed on an arms’ length basis guided by general principles set out in the Government Option Agreement, and agreement on the terms of these contracts, if to be entered into, is a precondition to completion of the sale or transfer of a power station.

The Government Option Agreement contemplates the application of the Transfer of Undertakings (Protection of Employment) Regulations 1981 (the Regulations) in relation to the employees located at an optioned power station in the event of the sale or transfer of a power station and in the event of the termination of any of the post completion contracts referred to above (if any). Where the Regulations apply, the Station Purchaser will take responsibility for all employment costs which arise after the date of transfer, and the relevant Group company remains liable for all pre-transfer costs and liabilities. Bonus payments will be apportioned on a pro rata basis. If the Regulations trigger the transfer of any employee who is essential (e.g. for regulatory or safety reasons) for the continued operation of a station which remains with the Group, the Station Purchaser, if requested by the Group, is required to provide the services of that essential employee back to the relevant Group company on terms to be negotiated in good faith.

The Government Option Agreement provides for the arrangements in respect of the pensions of employees transferring to the Station Purchaser following the exercise of a Station Option to be addressed at a date closer to the relevant power station’s scheduled closure date. BEG and BEG (UK) have obligations to provide certain information regarding their pensions arrangements to the Secretary of State.

Excluded liabilities

The provisions of the Government Option Agreement are without prejudice to BEG or BEG (UK)’s right to extend or defer the scheduled or early closure date of a power station pursuant to the NLFA. Further, except in respect of the redundancy costs of power station employees and certain environmental liabilities relating to an optioned power station (see below for further detail), the rights of the Secretary of State or Station Purchaser in respect of BEG and BEG (UK)’s obligations to discharge, and indemnities given in respect of, the excluded liabilities under the NLFA or excluded liabilities under the HLFA are not affected by the Government Option Agreement. However, the Secretary of State is required to discharge, and indemnifies BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc in respect of any incremental increases to the excluded liabilities which are caused by it (increased excluded liabilities).

In respect of environmental matters regarding an optioned power station, the Group’s obligations to discharge and indemnify the Secretary of State for the excluded liabilities as referred to above (whether under the NLFA or the Government Option Agreement) (the “BE Environmental Indemnification”) do not apply to certain environmental matters in relation to that power station which are first caused, arise or come into existence after the restructuring Effective Date as defined in the Government Option Agreement. The specific provisions and exceptions to this vary according to whether an Option to Operate or an Option to Decommission is exercised. The Secretary of State and Station Purchaser are obliged to mitigate any claim under the BE Environmental Indemnification in respect of environmental matters, and the BE Environmental Indemnification does not apply to environmental works carried out as part of the decommissioning of a power station.

In relation to the redundancy costs of employees who transfer with an optioned power station but are later dismissed by the Station Purchaser, the Government Option Agreement sets out the apportionment of redundancy costs to be borne by the Station Purchaser and BEG or BEG (UK) as the case may be, based upon the periods of employment of the relevant employee by the Station Purchaser and by BEG or BEG (UK). The calculation of costs to be apportioned will take into account salary, any compensation payable under relevant legislation or any discretionary redundancy scheme relevant to the dismissed employee, and any entitlements to pension enhancements.

Indemnities

The Secretary of State agrees to provide indemnification to BEG, BEG (UK) and certain Group companies in respect of transferring employees, redundancy costs, failures to comply with the Regulations (in each of these situations, from the date on which the employment of such transferring employees transfers under the Regulations), and for any losses arising from the waiver of any condition to completion, increased excluded liabilities, and in respect of those environmental matters which are not subject to the BE Environmental Indemnification.

The Station Purchaser provides indemnification to BEG, BEG (UK) and certain Group companies for losses arising as a consequence of its communication with employees of a relevant power station in respect of the sale or transfer of a power station or proposed changes to such employees’ terms and conditions of employment.

BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc agree to indemnify the Secretary of State or Station Purchaser for losses arising from debts, liabilities or obligations which are not expressly the responsibility of the Secretary of State or the Station Purchaser under the Government Option Agreement or other Nuclear Liabilities Agreements, excluded liabilities, the employment (or termination) of any transferring employee prior to the specified transfer time, any failure of those parties to comply with their obligations to consult with employees under the Regulations, any breach of the parties’ obligations to bear costs relating to the transferring employees prior to the specified transfer time and any other act or omission done by those parties in relation to any transferring employee on or before the specified transfer time.

In addition to corporate authority representations and warranties, certain warranties and representations are provided by BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc in respect of the power station and assets to be transferred under the Government Option Agreement. The bringing of claims against BEG, BEG (UK), British Energy plc or British Energy Holdings plc by the Secretary of State or the Station Purchaser in respect of any of the warranties given by the Group under the Government Option Agreement are restricted unless written notice is provided to the relevant Group company on or prior to the second anniversary of the relevant completion date of the sale or transfer of the relevant power station.

Assignment

Each of BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc may assign and transfer all or any part of its rights, benefits and obligations under the Government Option Agreement to a wholly-owned subsidiary of the Group or to the ultimate parent company of the Group if the assignee has a power station transferred to it by BEG or BEG (UK), holds all necessary regulatory consents and approvals, delivers to the Secretary of State a duly completed and executed deed of adherence in respect of the Government Option Agreement, has entered into a deed of adherence in respect of, and in accordance with the terms of, the NLFA, the Contribution Agreement and the HLFA, and has become an additional guarantor in accordance with the Guarantee and Indemnity described in paragraph (27) below.

Each of BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc may also assign and transfer all or any part of its rights, benefits and obligations under the Government Option

Agreement to any person which is not a wholly-owned subsidiary or the ultimate parent company of the Group, but any such assignment or transfer must be effected pursuant to, and in accordance with, the provisions of the NLFA.

The Secretary of State may at any time assign all or any part of the benefit of their rights or benefits under the Government Option Agreement to their successors in title, a Minister of the Crown, the Treasury, a department, non-departmental body or other agency of the Crown, any body corporate established by statute some or all of the members of which are appointed by a Minister of the Crown or other government entity or any person directly or indirectly owned by, or held on trust for, the Secretary of State or other Minister of the Crown.

This provision came into effect on October 1, 2003 under the Government Restructuring Agreement, as set out above.

Restrictions

Certain restrictions are imposed on the Group during the option exercise periods, including the obligation on BEG and BEG (UK) to use all reasonable endeavours to operate the station in the ordinary course of its business and to comply with the Minimum Performance Standard as defined under the NLFA. BEG and BEG (UK) are also prohibited from carrying out certain matters (including (amongst others), the entry into certain contracts or commitments for capital expenditure (except where approved under the Contribution Agreement or NLFA), or granting security over the power stations without approval from the Secretary of State) or certain other actions which may affect the stations following transfer under the agreement) without the prior consent in writing of the Station Purchaser.

In addition, the Government Option Agreement imposes a general obligation upon BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc to provide information and/or access to its records, employees or advisers, upon request, and in order to assist the Secretary of State in deciding whether or not to exercise a Station Option or Partial Closure Option. BEG and BEG (UK) are required to warrant the accuracy of some of the information which may be provided. This obligation to provide information on early station closure came into effect on October 1, 2003 pursuant to the Government Restructuring Agreement, as set out above.

Other clauses

The obligations of BEG, BEG (UK), British Energy Group plc and British Energy Holdings plc under the Government Option Agreement are guaranteed by the Material British Energy Group Companies under the Guarantee and Indemnity dated January 14, 2005.

Other general and boilerplate provisions came into effect on October 1, 2003 under the Government Restructuring Agreement, as set out above.

(27)	Guarantee and Indemnity dated January 14, 2005 Between the Secretary of State, the NLF and the Guarantors (Being at the date of the Guarantee and Indemnity, the Companies set out in Schedule 1 thereof) (“Guarantee and Indemnity”).

Under the Guarantee and Indemnity, the Material New British Energy Group Companies (as defined) will guarantee to the NLF, the Secretary of State and any assignee or nominee of the Secretary of State (including without limitation any Station Purchaser) the obligations of the Licensees, British Energy Holdings plc and British Energy Group plc (or such other person as is from time to time the ultimate holding company of the Group) under or pursuant to each of the NLFA, HLFA, Contribution Agreement, Government Option Agreement and the DDP Debenture.

The Secretary of State may require that each member of the Group that is a Material Subsidiary become an additional guarantor. For these purposes, whilst the New Bonds are in issue, a Material Subsidiary is each member of the Group whose gross assets, turnover or profits is 5 per cent. or more of the consolidated assets, turnover or profits respectively of the Group. Thereafter, a Material Subsidiary is each member of the Group whose profits are 15 per cent. or more of the consolidated profits of the Group or whose gross assets are 15 per cent. or more of the consolidated gross assets of the Group.

Whilst the New Bonds are in issue, British Energy Group plc must procure that the gross assets, turnover and profits of all the guarantors under the Guarantee and Indemnity will at all times constitute in aggregate at least 90 per cent. of the consolidated gross assets, turnover and profits of the Group (excluding: (i) all assets relating to amounts receivable under the Nuclear Liabilities Agreements; (ii) EPL and EPHL; and (iii) BETS). In order to comply with this provision British Energy Group plc may elect, without the consent of the Secretary of State or NLF, to procure that any subsidiary accedes to be bound by the Guarantee and Indemnity as an additional guarantor.

British Energy Group plc (or such other person as is from time to time the ultimate holding company of the Group) may request that a guarantor ceases to be a guarantor under the Guarantee and Indemnity. If the guarantor is a material subsidiary, the Secretary of State may, in its sole and absolute discretion, accept or reject such request and if the guarantor is no longer a Material Subsidiary, the Secretary of State shall accept such request.

Each guarantor under the Guarantee and Indemnity undertakes, amongst other things, to provide certain information to the NLF and the Secretary of State and that it shall not enter into certain types of transactions or create certain security interests.

(28)	Credit Agreement Originally dated July 13, 2000 as Amended and/or Restated on September 8, 2000, October 24, 2000, December 12, 2000, February 5, 2001 and on the Restatement Date (as Defined in the Amendment and Restatement Agreement) Between, amongst others, EPL, Barclays Bank plc as agent (“Agent”) and the Security Trustee (Security Trustee) and the Eggborough Banks (“Amended Credit Agreement”).

The provisions of the Amended Credit Agreement became effective on January 14, 2005.

Under the Amended Credit Agreement, the principal amount outstanding of the borrowing is restated to £150 million (the “Loan”).

The payment terms of the Loan match those under the £150 million 7 per cent. bonds that are to be held by EPL (the “CTA Bonds”). Consequently: (a) the Loan is repayable in 18 annual instalments (the first repayment was due on March 31, 2005 and the final repayment is scheduled for March 31, 2022); and (b) interest on the Loan is calculated at 7 per cent. per annum payable quarterly in arrears. EPL shall use the payments it receives under the CTA Bonds to meet its corresponding payment obligations under the Amended Credit Agreement.

The Amended Credit Agreement provides for:

(a)	voluntary prepayment at EPL’s discretion (including prepayment to an Eggborough Bank to which EPL is required to make grossed-up payments); and

(b)	mandatory prepayment in certain specified circumstances; these include:

(i)	receipt by EPL of an early prepayment of principal under the CTA Bonds, in which case EPL is required to prepay an equal amount of the Loan in such a manner as to ensure that the payment profile of the CTA Bonds and the Amended Credit Agreement correspond after such prepayment;

(ii)	it becoming unlawful for an Eggborough Bank to give effect to any of its obligations under the Amended Credit Agreement or to fund or maintain its participation in the Loan, in which case EPL is required to prepay that Eggborough Bank’s participation in the Loan; or

(iii)	receipt by EPL of insurance proceeds over £10 million (other than those arising as a result of loss of availability of the Eggborough power station, consequential loss or third party liability), in which case EPL is required to prepay the instalments under the Loan in inverse order of maturity unless such proceeds are to be applied towards meeting the liability or loss giving rise to the relevant insurance claim (this requires the consent of the Majority Banks: (a) if the insurance proceeds are equal to or greater than £10 million but less than £30 million, acting reasonably and with regard to the advice of their technical adviser; or (b) if the insurance proceeds are equal to or greater than £30 million, such consent not to be unreasonably withheld or delayed).

EPL makes representations and warranties on the Restatement Date (as defined in the Amendment and Restatement Agreement) that are customary for a secured project finance facility. In addition EPL gives a series of undertakings which, amongst other things, relate to the running of the Eggborough power station and the financial condition of EPL (these include covenants in relation to: (a) the operation and maintenance of, and capital investment in, the Eggborough power station; (b) authorisations; (c) material contracts; (d) the granting of security and the making of loans; (e) borrowings and disposals; (f) compliance with laws; (g) environmental matters; (h) insurances; (i) mothballing; (j) employees; and (k) pensions). These undertakings are divided into two categories, namely those that remain in force until the earlier of March 31, 2010 and the date on which an Option is completed and those that remain in force so long as any amount may be outstanding under the Amended Credit Agreement and certain associated documents (the Finance Documents).

The events of default are divided into three categories: (a) payment default; (b) station defaults; and (c) residual defaults. Payment default refers to non-payment under a Finance Document that continues unremedied for 14 days. Station defaults relate to the Station and EPL and include: (a) non-payment under the New CTA summarised in paragraph (29) below; (b) breach of an undertaking; (c) misrepresentation; (d) cross-default; (e) breach or termination of a project contract; (f) nationalisation; (g) change of ownership; (h) failure to complete certain works at the Eggborough power station; (i) cessation of business; (j) failure to comply with certain pension provisions; and (k) insolvency.

Residual defaults are defaults occurring under the bonds that have not been remedied or waived by the Bond Trustee within 30 days of their occurrence.

On and at any time after the occurrence of an event of default that is continuing, the Agent (acting on the instructions of the Majority Banks) in the Amended Credit Agreement may accelerate the Loan, and the Security Trustee may either: (a) enforce the Eggborough Security (as defined in the Asset Option Agreement); or (b) exercise the Share Enforcement Option (as defined in the Share Option Agreement) or the Asset Enforcement Option(as defined in the Share Option Agreement). Once the Share Enforcement Option or the Asset Enforcement Option has been exercised, the Security Trustee may not enforce the Eggborough Security unless it is permitted to do so as a result of a failure by EPL to transfer its material assets in accordance with the Asset Option Agreement. Equally, once the Eggborough Security has been enforced, the Security Trustee may not exercise the Share Enforcement Option or the Asset Enforcement Option.

The Amended Credit Agreement permits any EPL Lender to assign, transfer or novate any part of its commitment and/or rights and/or obligations under the Finance Documents to:

(a)	another bank or financial institution which is a qualifying bank for tax purposes; or

(b)	to a limited company that is a qualifying bank for tax purposes, provided that:

(i)	and for so long as, such company’s entire share capital is owned by banks and financial institutions;

(ii)	such company has been established for the sole purpose of owning power generation assets in the United Kingdom; and

(iii)	all other existing Eggborough Banks also transfer their rights and obligations under the Finance Documents and the Share Subscription Agreement.

Any such transfer, if of part of an EPL Lender’s commitment only, must be in a minimum amount of at least £5 million and EPL’s prior consent is required (not to be unreasonably withheld or delayed) unless the transferee is: (a) another Eggborough Bank or an affiliate of an Eggborough Bank; or (b) a bank, financial institution or other entity which is incorporated in an OECD Member Country.

(29)	Capacity and Tolling Agreement dated September 30, 2004 between BEPET and EPL (the “New CTA”).

The provisions of the New CTA became effective on January 14, 2005 and continue to be in full force until the earlier of: (a) March 31, 2010; (b) the date on which an Option is completed; or (c) the date on which the New CTA terminates in accordance with its terms following the occurrence of an event of default.

Under the New CTA, EPL has agreed, amongst other things: (a) to operate the Eggborough power station as a reasonable and prudent operator and in accordance with BEPET’s instructions; (b) subject to certain limited exceptions, to make available to BEPET all the electricity generated at the Eggborough power station (the “Electricity”); (c) subject to, and in accordance with, the industry documents, to provide all reasonable assistance to BEPET in connection with the sale, trade or other disposal by BEPET of Electricity; (d) subject to, and in accordance with, the industry documents, to make available to BEPET any additional benefits (including emission allowances, levy exemption certificates and renewable obligations certificates); (e) to pay or procure the payment of any income or other receivables payable to it under certain revenue generating agreements to BEPET (including, in certain circumstances, the benefit of any insurance proceeds received by EPL under any business interruption insurances or any loss of profit insurances); and (f) to implement any measures that would result in cost savings at the Eggborough power station.

In turn, BEPET agrees to: (a) pay certain specified operating and maintenance costs and staff costs (including any claims made by employees or former employees for industrial disease or personal injury) of EPL as and when such costs become due and payable; (b) pay EPL’s corporation tax as and when such tax becomes due and payable; (c) to supply approved fuel to the Eggborough power station; and (d) fund the capital investments set out in a schedule agreed between EPL and BEPET (the Capital Investment Works Schedule). The maximum amount that BEPET is required to fund under the Capital Investment Works Schedule is approximately £70 million. BEPET has the option to fund the payments it is obliged to make in respect of corporation tax and capital investment works by way of a subscription for deferred shares in EPL.

The parties make customary representations and warranties on the date of the New CTA. In addition, the New CTA sets out a number of events of default, the occurrence of which entitles the non-defaulting party to terminate the New CTA. The events of default include: (a) the making of any order of a competent court or the passing of an effective resolution for winding up or dissolution of either party (subject to certain limited exceptions); (b) the initiation of proceedings under any applicable bankruptcy, reorganisation, composition or insolvency law by or against either party (subject to certain limited exceptions); (c) any steps are taken to accelerate the Loan, enforce the Eggborough Security or exercise a Share Enforcement Option or Asset Enforcement Option following an event of default under the Amended Credit Agreement; (d) non-payment by either party of any amount due under the New CTA; (e) breach by either party of any of its material obligations under the New CTA; and (f) the making of a materially incorrect or misleading representation by either party.

Neither EPL nor BEPET shall be in breach of their respective obligations under the New CTA for so long as, and to the extent that, performance of such obligations continues to be prevented by Force Majeure (unless, in the case of BEPET only, such obligations relate to payment). Force Majeure is defined as an event the occurrence of which is beyond the control of the relevant party, acting as a reasonable and prudent operator, and: (a) in the case of EPL, which has a material effect upon the Eggborough power station or EPL’s ability to comply with its obligations under the New CTA; or (b) in the case of BEPET, which has a material effect upon BEPET’s ability to comply with its material obligations under the New CTA.

The New CTA prohibits both the parties from either assigning or transferring any of their rights or obligations without the prior written consent of the other party, provided that: (a) EPL may assign by way of security and/or charge any of its rights or transfer any of its obligations to the Security Trustee; and (b) BEPET may assign any of its rights or transfer any of its obligations to any of its affiliates with the prior consent of EPL (such consent not to be unreasonably withheld or delayed).

(30)	Asset Option Agreement dated September 30, 2004 between EPL (“Seller”), Barclays Bank plc (as Agent and Security Trustee for the Finance Parties) (“Buyer”) and BEPET (the “Asset Option Agreement”).

The provisions of the Asset Option Agreement became effective on January 14, 2005.

Under the Asset Option Agreement, in consideration for £2,500,000, the Seller irrevocably grants to the Buyer: (a) an option to buy the business and the Eggborough power station (the Station Assets) on March 31, 2010 (the “Asset Break Option”); and (b) an option to buy the Station Assets at any time after an event of default has occurred and is continuing under the Amended Credit Agreement but prior to August 31, 2009 (the “Asset Enforcement Option” and together with the Asset Break Option, the “Asset Options”).

The provisions of the Asset Option Agreement shall terminate on the earlier of: (a) the exercise of a Share Option; (b) the enforcement of the Eggborough Security; (c) April 1, 2010; or (d) otherwise with the agreement of all parties (unless, in each case, an Asset Option has been exercised (and not subsequently revoked) or a clause of the Asset Option Agreement is expressed to survive such termination).

The Buyer may exercise:

(a)	the Asset Break Option (in whole and not in part), by delivery of a notice to the Seller at any time after January 14, 2005 but prior to August 31, 2009, provided that no such notice may be delivered after:

(i)	the Asset Enforcement Option has been exercised;

(ii)	a Share Option has been exercised; or

(iii)	the Eggborough Security has been enforced; or

(b)	the Asset Enforcement Option (in whole and not in part), by delivery of a notice to the Seller at any time after an event of default has occurred and is continuing under the Amended Credit Agreement but prior to August 31, 2009, provided that no such notice may be delivered after:

(i)	the Asset Break Option has been exercised;

(ii)	a Share Option has been exercised; or

(iii)	the Eggborough Security has been enforced.

The Buyer may not revoke a notice to exercise an Asset Option unless: (a) it has the prior written consent of the Seller; or (b) a Frustration Event (as defined in the Asset Option Agreement) has occurred and is continuing and the Majority Banks have voted to enforce Eggborough Security. A Frustration Event is defined as: (a) a nationalisation or similar type of event of default under the Amended Credit Agreement; (b) the destruction of all, or a material part of, the Eggborough power station; or (c) in respect of the Asset Break Option only, at any time after August 31, 2009 but prior to March 31, 2010, a breach by the Seller of certain specified covenants under the Amended Credit Agreement that has resulted in a reduction in the value of the Eggborough power station taken as a whole (as compared against the aggregate value of the Eggborough power station as at August 31, 2009) in excess of £104 million and provided that such event has been notified by the Buyer to the Seller no later than one calendar month prior to March 31, 2010 and confirmed by certain experts.

The consideration payable by the Buyer for the Station Assets on exercise of the Asset Break Option shall consist of:

(a)	an amount (if any) representing the benefit to the Eggborough Banks after the completion date of any capital expenditure at the Eggborough power station over and above that which BEPET is required to fund under the New CTA (the “Additional Capital Expenditure Amount”); and

(b)	a fee consisting of £104 million and an amount equal to all early repayments of principal made under the Amended Credit Agreement prior to the completion date (the “Break Fee”).

The Break Fee is subject to a deduction of an amount (if any) that certain experts determine is necessary to reflect the material loss of value in the Eggborough power station as a result of the Seller’s failure to comply with certain specified covenants under the Amended Credit Agreement.

The consideration payable by the Buyer for the Station Assets on exercise of the Asset Enforcement Option shall consist of:

(a)	the Additional Capital Expenditure Amount (if any);

(b)	an enforcement fee (the “Enforcement Fee”) consisting of:

(i)	if the Asset Enforcement Option has been exercised as a result of a payment default or station default under the Amended Credit Agreement, £1.00, or otherwise the amount set out in a schedule of the Asset Option Agreement; and

(ii)	an amount equal to all early repayments of principal made under the Amended Credit Agreement prior to the completion date; and

(c)	a redemption fee, which shall be the amount (if any) by which:

(i)	the proceeds of the sale of the Station Assets by the Eggborough Banks (such proceeds may be real or notional depending on whether the Station Assets have been sold at the time of calculation) less the Enforcement Fee; exceed

(ii)	(x) £267.3 million plus all EPL Swap Crystallised Liabilities (as defined in Schedule 3 to the Creditor Restructuring Agreement) calculated as being due from EPL in respect of the termination of all Swap Agreements (as defined in schedule 3 to the Creditor Restructuring Agreement) on the earlier of: (1) October 20, 2004; and (2) the Restatement Date (as defined in the Amendment and Restatement Agreement) less (y) an amount equal to the middle market quotation for ordinary shares in British Energy Group plc on the date the Asset Enforcement Option is to be completed multiplied by the number of ordinary shares issued to the Eggborough Banks on January 14, 2005 (together with interest on such amount).

In addition, on the date an Asset Option is completed, the Buyer shall deliver to the Seller evidence that: (a) all the liabilities under the Finance Documents have been fully and irrevocably discharged; and (b) the Eggborough Security has been fully and irrevocably released.

If following the exercise of an Asset Option, the Seller fails to transfer title to the material Station Assets within 5 business days, or if the Seller is actively assisting the Buyer with such transfer 30 business days after the completion date, the Buyer shall be entitled to exercise its right to accelerate the outstandings under the Amended Credit Agreement and enforce the Eggborough Security and have a liquidated damages claim.

Within 30 business days of completion of an Asset Option, BEPET shall sell and the Buyer shall buy any fuel stored at the Eggborough power station that is approved for burning at the Eggborough power station by an expert. The consideration payable by the Buyer for such fuel shall be: (a) if the Asset Break Option has been exercised, an amount equal to the book value of such fuel as recorded in the accounting records of BEPET in accordance with generally accepted accounting principles in the United Kingdom; or (b) if the Asset Enforcement Option has been exercised, an amount equal to the then applicable market value of such fuel (taking into account the cost of delivering fuel equivalent to that stored at the Eggborough power station) as agreed between the Buyer and the Seller, or, if they cannot agree, as determined by an expert.

Subject to certain exceptions relating to Station contracts, employees, pensions, the environment, permits and tax, following completion of an Asset Option, the Seller shall remain responsible, and indemnify the Buyer, for all pre-completion date liabilities and the Buyer shall be responsible, and indemnify the Seller, for all post-completion date liabilities. In addition, the Asset Option Agreement also contains provisions relating to the release of collateral provided by the British Energy Group.

No party may (nor purport to) assign or transfer, or declare a trust for the benefit of, or in any other way dispose of any of its rights under the Asset Option Agreement, in whole or in part, without having first obtained the other parties’ prior written consent save that:

(a)	the Seller shall be entitled to assign and/or transfer all (but not part only) of its rights under the Asset Option Agreement by way of security for the Second Intercompany Loan Agreement; and

(b)	the Buyer shall be entitled to assign and/or transfer all (but not part only) of its rights under the Asset Option Agreement to a third party, subject to a preemption right in favour of the Seller under which the Seller may purchase such rights at 105 per cent. of the price offered by the relevant third party.

(31)	Share Option Agreement dated September 30, 2004 and made Between EPHL (“Seller”), Barclays Bank plc (as Agent and Security Trustee for the Finance Parties) (“Buyer”), EPL and BEPET (the “Share Option Agreement”).

The provisions of the Share Option Agreement became effective on January 14, 2005.

Under the Share Option Agreement, in consideration for £2,500,000, the Seller irrevocably grants to the Buyer: (a) an option to buy all the shares in EPL (the “Shares”) on March 31, 2010 (the “Share Break Option”); and (b) an option to buy the Shares at any time after an event of default has occurred and is continuing under the Amended Credit Agreement but prior to August 31, 2009 (the “Share Enforcement Option” and together with the Share Break Option the “Share Options”).

The provisions of the Share Option Agreement shall terminate on the earlier of: (a) the exercise of an Asset Option; (b) the enforcement of the Eggborough Security; (c) April 1, 2010; and (d) otherwise with the agreement of all parties (unless, in each case, a Share Option has been exercised (and not subsequently revoked) or a clause of the Share Option Agreement is expressed to survive such termination).

The Buyer may exercise:

(a)	the Share Break Option (in whole and not in part), by delivery of a notice to the Seller at any time after January 14, 2005 but prior to August 31, 2009, provided that no such notice may be delivered after (i) the Share Enforcement Option has been exercised; (ii) an Asset Option has been exercised; or (iii) the Eggborough Security has been enforced; or

(b)	the Share Enforcement Option (in whole and not in part), by delivery of a notice to the Seller at any time after an event of default has occurred and is continuing under the Amended Credit Agreement but prior to August 31, 2009, provided that no such notice may be delivered after:

(i)	the Share Break Option has been exercised;

(ii)	an Asset Option has been exercised; or

(iii)	the Eggborough Security has been enforced.

The Buyer may not revoke a notice to exercise a Share Option unless: (a) it has the prior written consent of the Seller; or (b) a Frustration Event has occurred and is continuing and the Majority Banks have voted to enforce the Eggborough Security. A Frustration Event is defined as: (a) a nationalisation or similar type of event of default under the Amended Credit Agreement; (b) the destruction of all, or a material part of, the Eggborough power station; or (c) in respect of the Share Break Option only, at any time after August 31, 2009 but prior to March 31, 2010, a breach by the Company of certain specified covenants under the Amended Credit Agreement that has resulted in a reduction in the value of the Eggborough power station taken as a whole (as compared against the aggregate value of the Eggborough power station as at August 31, 2009) in excess of £104 million and provided that such event has been notified by the Buyer to the Seller no later than one calendar month prior to March 31, 2010 and confirmed by certain experts. The consideration payable by the Buyer for the Shares on, or in certain circumstances after, completion of the Share Break Option shall consist of:

(a)	an amount (if any) representing the benefit to the Eggborough Banks after the completion date of any capital expenditure at the Eggborough power station over and above that which BEPET is required to fund under the New CTA (the “Additional Capital Expenditure Amount”); and

(b)	a break fee consisting of a £104 million fee and an amount equal to all early repayments of principal made under the Amended Credit Agreement prior to the completion date (the “Break Fee”).

The Break Fee is subject to a working capital adjustment and a deduction of an amount (if any) which certain experts determine is necessary to reflect the material loss of value in the Eggborough power station as a result of EPL’s failure to comply with certain specified covenants under the Amended Credit Agreement. The consideration payable by the Buyer for the Shares on exercise of the Share Enforcement Option shall consist of:

(a)	the Additional Capital Expenditure Amount (if any);

(b)	an enforcement fee consisting of:

(i)	if the Share Enforcement Option has been exercised as a result of a payment default or station default under the Amended Credit Agreement, £1.00, otherwise the amount set out in a schedule of the Share Option Agreement; and

(ii)	an amount equal to all early repayments of principal made under the Amended Credit Agreement prior to the completion date (the “Enforcement Fee”); and

(c)	a redemption fee, which shall be the amount (if any) by which:

(i)	the proceeds of the sale of the Shares by the Eggborough Banks (such proceeds may be real or notional depending on whether the Shares have been sold at the time of calculation and may include any proceeds of the sale of any assets of EPL prior to the disposal of the Shares) less the Enforcement Fee; exceed

(ii)	(x) £267.3 million plus all EPL Swap Crystallised Liabilities (as defined in schedule 3 to the Creditor Restructuring Agreement dated as of September 30, 2003 (as amended)) calculated as being due from EPL in respect of the termination of all Swap Agreements (as defined in schedule 3 to the Creditor Restructuring Agreement) on October 20, 2004 less (y) an amount equal to the middle market quotation for ordinary shares in British Energy Group plc on the date the Share Enforcement Option is to be completed multiplied by the number of ordinary shares issued to the Eggborough Banks on the January 14, 2005 (together with interest on such amount).

In addition, on the date a Share Option is completed, the Buyer shall deliver to the Seller evidence that: (a) all the liabilities under the Finance Documents have been fully and irrevocably discharged; and (b) the Eggborough Security has been fully and irrevocably released.

If following the exercise of a Share Option, the Seller fails to transfer title to the Shares within 5 business days, or if the Seller is actively assisting the Buyer with such transfer 30 business days after the completion date, the Buyer shall be entitled to exercise its right to accelerate the outstandings under the Amended Credit Agreement and enforce the Eggborough Security and have a liquidated damages claim.

Within 30 business days of completion of a Share Option, BEPET shall sell and the Buyer shall buy any fuel stored at the Eggborough power station that is approved for burning at the Eggborough power station by an expert. The consideration payable by the Buyer for such fuel shall be: (a) if the Share Break Option has been exercised, an amount equal to the book value of such fuel as recorded in the accounting records of BEPET in accordance with generally accepted accounting principles in the United Kingdom; or (b) if the Share Enforcement Option has been exercised, an amount equal to the then applicable market value of such fuel (taking into account the cost of delivering fuel equivalent to that stored at the Eggborough power station) as agreed between the Buyer and the Seller, or, if they cannot agree, as determined by an expert.

The Share Option Agreement also contains provisions relating to the release of collateral provided by the British Energy Group and the transfer of certain pension obligations.

No party may (nor purport to) assign or transfer, or declare a trust of the benefit of, or in any other way dispose of any of its rights under the Share Option Agreement, in whole or in part, without having first obtained the other parties’ prior written consent, save that:

(a)	the Seller shall be entitled to assign and/or transfer all (but not part only) of its rights under the Share Option Agreement by way of security for the First Intercompany Loan Agreement (between British Energy Holdings plc and EPHL); and

(b)	the Buyer shall be entitled to assign and/or transfer all (but not part only) of its rights under the Share Option Agreement to a third party, subject to a preemption right in favour of the Seller under which the Seller may purchase such rights at 105 per cent. of the price offered by the relevant third party.

(32)	Debenture dated September 30, 2004 Between EPL, BEPET, EPHL and the Security Trustee (the “New Debenture”).

The provisions of the New Debenture became effective on January 14, 2005.

Under the New Debenture, EPL grants:

(a)	first ranking security for the benefit of the Eggborough Banks, BEPET and EPHL over all its assets (by way of first legal mortgages, first fixed charges (including over the CTA Bonds held by EPL), assignments or first floating charges) other than the moneys standing to the credit of the Revenue Account and the Asset Option Account (as defined in the Accounts Agreement);

(b)	first fixed and floating charges over the Revenue Account for the benefit of BEPET;

(c)	second fixed and floating charges over the Revenue Account for the benefit of the Eggborough Banks;

(d)	a first fixed charge over the Asset Option Account for the benefit of EPHL; and

(e)	a second floating charge over the Asset Option Account for the benefit of the Eggborough Banks.

The security granted under the New Debenture secures:

(a)	in favour of the Eggborough Banks, all obligations of EPL and EPHL due to the Eggborough Banks under the Finance Documents;

(b)	in favour of BEPET, all obligations of EPL under the New CTA; and

(c)	in favour of EPHL, all obligations of EPL under the Second Intercompany Loan,

except, in each case, for any obligation which, if it were so included, would result in the New Debenture constituting unlawful financial assistance under s. 151 and/or s. 152 of the Companies Act (paragraphs (a), (b) and (c) together, the “Liabilities”).

The New Debenture shall be discharged on the date when the Security Trustee is satisfied that all Liabilities have been unconditionally and irrevocably paid in full.

In addition, EPL grants the Security Trustee the right to exercise all its rights and powers under the CTA Bonds, provided that all payments received under the CTA Bonds are paid into the CTA Bond Account (as defined in the Accounts Agreement) save to the extent otherwise required under the Amended Intercreditor Agreement.

The New Debenture is expressed to be subject to the terms and conditions of the Amended Intercreditor Agreement and the Share Subscription Agreement and the security constituted by the New Debenture is expressed to be subject to the security constituted by the Existing Debenture.

The security constituted by the New Debenture becomes immediately enforceable upon the occurrence and continuance of an event of default under the Amended Credit Agreement.

(33)	Deed of Assignment and Mortgage dated September 30, 2004 Between EPHL and the Security Trustee (“EPHL Security Document”).

The provisions of the EPHL Security Document became effective on January 14, 2005.

Under the EPHL Security Document, EPHL grants security in favour of the Eggborough Banks:

(a)	an assignment and a first fixed charge over EPHL’s rights under the Share Purchase Agreement and the Tax Deed of Covenant on substantially the same terms as under the EPHL Assignment; and

(b)	a first equitable mortgage and a first fixed charge over the shares in EPL, and all rights relating to such shares, on substantially the same terms as under the Shares Pledge.

The security granted by EPHL in favour of the Eggborough Banks under the EPHL Security Document secures all obligations of EPL and EPHL to the Eggborough Banks under the Finance

Documents (except for any obligation which, if it were so included, would result in the provision of unlawful financial assistance by EPHL (the “Secured Obligations”)).

The security interests created under the EPHL Security Document shall be discharged on the date when the Security Trustee, acting reasonably, is satisfied that the Secured Obligations have been unconditionally and irrevocably paid in full.

The EPHL Security Document is expressed to be subject to the terms and conditions of the Amended Intercreditor Agreement and the Share Subscription Agreement and the security constituted by the EPHL Security Document is expressed to be subject to the security constituted by the EPHL Assignment and the Shares Pledge.

The security constituted by the EPHL Security Document becomes immediately enforceable upon the occurrence and continuance of an event of default under the Amended Credit Agreement.

(34)	The Intercreditor Agreement Originally dated September 8, 2000 as Amended and Restated on or about the Restatement Date Between EPL, EPHL, BEPET and the Eggborough Banks (“Amended Intercreditor Agreement”).

The provisions of the Amended Intercreditor Agreement became effective on January 14, 2005.

Under the Amended Intercreditor Agreement, the parties agree that:

(a)	the liabilities owed to the Eggborough Banks under the Finance Documents (the “Senior Debt”) shall rank ahead of the liabilities owed to EPHL under the Second Intercompany Loan (the “Subordinated Debt”), provided that EPHL’s right to prepayment of the Subordinated Debt out of amounts owed to EPL under the Asset Option Agreement shall rank ahead of the Senior Debt; and

(b)	at any time while BEPET is not in default of its payment obligations under the New CTA, the liabilities owed to BEPET under the New CTA (the “New CTA Debt”) and the Senior Debt shall rank equally; and at any time while BEPET is in default of its payment obligations under the New CTA, the Senior Debt shall rank ahead of the New CTA Debt.

The Amended Intercreditor Agreement sets out the payments that EPL may make in respect of each of the Senior Debt, the Subordinated Debt and the New CTA Debt and requires the parties to turnover non-permitted payments to the Security Trustee for application in accordance with the Amended Intercreditor Agreement.

Following enforcement of the Eggborough Security:

(a)	in the event that all the shares in, or all the assets of, EPL are sold within 12 months of such enforcement, the net amount recovered from such sale shall be determined within 15 business days of the sale date; or

(b)	in the event that all the shares in, or all the assets of, EPL are not sold within 12 months of such enforcement, the value of the Eggborough power station shall be determined by an expert on the date falling 12 months after such enforcement,

(the “Ascertained Security Value”).

As of the date that the Ascertained Security Value is determined (the “Determination Date”), the Finance Parties Percentage and the EPHL Percentage shall be calculated.

The Finance Parties Percentage shall equal ((the outstandings under the CTA Bonds—the Ascertained Security Value) / the outstandings under the CTA Bonds) x one hundred (100), as calculated on the Determination Date, provided that if the Ascertained Security Value is equal to or greater than the outstandings under the CTA Bonds on the Determination Date, the Finance Parties Percentage shall equal zero (0).

The EPHL Percentage shall equal (the Ascertained Security Value / the outstandings under the CTA Bonds) x one hundred (100), as calculated on the Determination Date, provided that if the Ascertained Security Value is equal to or greater than the outstandings under the CTA Bonds on the Determination Date, the EPHL Percentage shall equal one hundred (100).

The proceeds of enforcement of the security interests conferred by the Eggborough Security over the CTA Bonds (the “CTA Bond Security”) shall be applied in the following order:

(a)	first, towards the payment of any unpaid fees, costs and expenses of the Security Trustee and/or any receiver, attorney or agent appointed under the Eggborough Security to the extent such fees, costs and/or expenses relate to the enforcement of the CTA Bond Security;

(b)	second:

(i)	up to and including the date on which the Ascertained Security Value is determined, to an escrow account in the name of the Bond Trustee pending application in accordance with paragraph (ii) below; and

(ii)	from (but excluding) the Determination Date, in payment to the Eggborough Banks for application in or towards the Senior Debt and EPHL in or towards payment of the Subordinated Debt in the following proportions:

(1)	the Eggborough Banks shall receive an amount of any such proceeds that is equal to such proceeds multiplied by the Finance Parties Percentage; and

(2)	EPHL shall receive an amount of any such proceeds equal to such proceeds multiplied by the EPHL Percentage.

The proceeds of enforcement of the security interests conferred by the Second Security Assignment shall be paid to EPHL for application in or towards payment of the Subordinated Debt.

The proceeds of enforcement of the security interests conferred by the Eggborough Security over amounts owed to EPL under the Asset Option Agreement shall be applied in the following order:

(a)	first, towards the payment of any unpaid fees, costs and expenses of the Security Trustee and/or any receiver, attorney or agent appointed under the Eggborough Security to the extent such fees, costs and/or expenses relate to the enforcement of the Asset Option Security;

(b)	second, to EPHL for application in or towards payment of the Subordinated Debt;

(c)	third, the payment of the surplus (if any) to EPL, EPHL or any other person entitled to it.

The proceeds of enforcement of the security interests conferred by the Eggborough Security over amounts owed to EPL pursuant to certain revenue generating agreements (the “Revenue Security”) shall be applied in the following order:

(a)	first, towards the payment of any unpaid fees, costs and expenses of the Security Trustee and/or any receiver, attorney or agent appointed under the Eggborough Security to the extent such fees, costs and/or expenses relate to the enforcement of the Revenue Security;

(b)	second:

(i)	at any time while BEPET is not in default of its payment obligations under the New CTA:

(1)	first, in payment to BEPET for application in or towards payment of the New CTA Debt; and

(2)	second, in payment to the Eggborough Banks for application in or towards payment of the Senior Debt; or

(ii)	at any time while BEPET is in default of its payment obligations under the New CTA:

(1)	first, in payment to the Eggborough Banks for application in or towards payment of the Senior Debt; and

(2)	second, in payment to the BEPET for application in or towards payment of the New CTA Debt; and

(c)	third, in payment of the surplus (if any) to EPL, EPHL or any other person entitled to it.

The proceeds of enforcement of the security interests conferred by the Eggborough Security over any assets of EPL not subject to the CTA Bond Security, the Asset Option Security or the Revenue Security (the “General Security”) shall be applied by the Security Trustee in the following order:

(a)	first, towards the payment of any unpaid fees, costs and expenses of the Security Trustee and/or any receiver, attorney or agent appointed under the Eggborough Security to the extent such fees, costs and/or expenses relate to the enforcement of the General Security;

(b)	second, in or towards payment (to the extent they are, under the Finance Documents, payable) of any costs and expenses of any Finance Party;

(c)	third, in payment to the Finance Parties for application in or towards payment of the Senior Debt;

(d)	fourth, in payment to BEPET for application in or towards payment of the New CTA Debt;

(e)	fifth, in payment to EPHL for application in or towards payment of the Subordinated Debt; and

(f)	sixth, the payment of any surplus (if any) to EPL, EPHL or any other person entitled to it.

The Security Trustee shall exercise its rights in accordance with:

(a)	prior to the date on which the Senior Debt has been unconditionally paid and discharged in full, the instructions given to it by the Agent (acting on the instructions of the Majority Banks), unless and to the extent that:

(i)	any matter relates to the Subordinated Debt, in which case the Security Trustee shall act on the instructions of EPHL; or

(ii)	any matter relates to the New CTA Debt and provided that BEPET is not in default of its payment obligations under the New CTA, in which case the Security Trustee shall act on the instructions of BEPET; or

(b)	post the date on which the Senior Debt has been unconditionally paid and discharged in full, the Security Trustee shall act on the instructions of EPHL and BEPET.

The Agent and the Eggborough Banks may not give the Security Trustee instructions to enforce the Eggborough Security following the exercise of an Option other than where the enforcement of the Eggborough Security is as a result of:

(a)	EPHL failing to transfer the shares in EPL in default of its obligations under the Share Option Agreement; or

(b)	EPL failing to transfer its assets in default of its obligations under the Asset Option Agreement.

The Security Trustee is prohibited from releasing any Asset Option Security, CTA Bond Security or Revenue Security in favour of EPHL or BEPET without the prior written consent of EPHL and BEPET.

(35)	Amendment and Restatement Agreement dated September 30, 2004 Between, amongst others, the Agent, the Security Trustee and the Eggborough Banks Amending and Restating the Credit Agreement Originally dated July 13, 2000 and the Intercreditor Agreement Originally dated September 8, 2000 (“Amendment and Restatement Agreement”).

This agreement amends and restates the terms of:

(a)	the Eggborough Credit Agreement on the same terms as the Amended Credit Agreement; and

(b)	the intercreditor agreement dated September 8, 2000 (the “Existing Intercreditor Agreement”) on the same terms as the Amended Intercreditor Agreement.

The amending and restatement of the Eggborough Credit Agreement and the Existing Intercreditor Agreement occurred on January 14, 2005, the date on which the CTA Bonds were sold to the Borrower pursuant to the Second Intercompany Loan (the “Restatement Date”).

Under the Amendment and Restatement Agreement, the Eggborough Banks agree that, from the Restatement Date:

(a)	the exception in the definition of Secured Senior Liabilities in the Existing Debenture in respect of unlawful financial assistance under Sections 151 and 152 of the Companies Act includes, without limitation, any obligation of EPHL under the Share Option Agreement;

(b)	the Security Trustee may only convert a floating charge created by the Existing Debenture into a fixed charge in circumstances where it may convert a floating charge created under the New Debenture into a fixed charge;

(c)	the Borrower shall not be in breach of any representation or warranty given under the Existing Debenture unless it would be in breach of a corresponding representation or warranty under the New Debenture;

(d)	the Borrower shall not be in breach of any covenant in the Existing Debenture unless it would be in breach of a corresponding covenant in the New Debenture and EPL is not obliged to comply with any covenants in the Existing Debenture that are more onerous than the covenants in the New Debenture;

(e)	notwithstanding any provision in the Existing Debenture to the contrary, the Borrower may deal with the Relevant Agreements (as defined in the New Debenture) (and any payments thereunder) in the manner set out in the New Debenture;

(f)	the Security Trustee may only enforce the security constituted by the Existing Debenture in circumstances where the Security Trustee has the right to enforce the security constituted by the New Debenture;

(g)	the exceptions under the New Debenture as to when the Security Trustee may redeem any prior security interest, procure the transfer of a security interest to itself or settle and pass the accounts of a prior mortgagee, chargee or encumbrancer shall apply to the corresponding provisions of the Existing Debenture;

(h)	the Security Trustee or any receiver appointed under the Existing Debenture shall not be entitled to exercise any rights, powers or discretions over and above those granted to the Security Trustee or any receiver appointed under the New Debenture;

(i)	any moneys received by the Security Trustee or any Receiver under or pursuant to the Existing Debenture shall be applied in accordance with the Amended Intercreditor Agreement;

(j)	the Borrower shall not be in breach of any representation or warranty given under the Shares Pledge or EPHL Assignment unless it would be in breach of a corresponding representation or warranty under the EPHL Security Document;

(k)	the Borrower shall not be in breach of any covenant in the Shares Pledge or EPHL Assignment unless it would be in breach of a corresponding covenant in the EPHL Security Document and EPL is not obliged to comply with any covenants in the Shares Pledge or EPHL Assignment that are more onerous than the covenants in the EPHL Security Document;

(l)	the Security Trustee may only enforce the security constituted by the Shares Pledge or the EPHL Assignment in circumstances where the Security Trustee has the right to enforce the security constituted by the EPHL Security Document;

(m)	the exceptions under the EPHL Security Document as to when the Security Trustee may redeem any prior security interest, procure the transfer of a security interest to itself or settle and pass the accounts of a prior mortgagee, chargee or encumbrancer shall apply to the corresponding provisions of the Shares Pledge and the EPHL Security Assignment;

(n)	the Security Trustee or any receiver appointed under the Shares Pledge or the EPHL Assignment shall not be entitled to exercise any rights, powers or discretions over and above those granted to the Security Trustee or any receiver appointed under the EPHL Security Document; and

(o)	any moneys received by the Security Trustee or any Receiver under or pursuant to the Shares Pledge or the EPHL Security Assignment shall be applied in accordance with the Amended Intercreditor Agreement.

(36)	First Security Assignment dated September 30, 2004 Between EPHL and British Energy Holdings plc (“First Security Assignment”).

The provisions of the First Security Assignment became effective on January 14, 2005.

Under the First Security Assignment, EPHL shall assign to British Energy Holdings plc by way of security for the repayment of the First Intercompany Loan its rights under (a) the Share Option Agreement; (b) the Second Intercompany Loan; (c) the Second Security Assignment; and (d) the Amended Intercreditor Agreement.

British Energy Holdings plc shall be entitled to enforce the security created under the First Security Assignment on the earlier of (a) the date on which British Energy Holdings plc demands repayment under the First Intercompany Loan; and (b) the date on which EPHL is required to make a prepayment under the First Intercompany Loan.

The First Security Assignment shall permit British Energy Holdings plc to assign and/or transfer all or any of its rights and obligations but prohibit EPHL from doing the same.

(37)	Second Security Assignment dated on September 30, 2004 between EPL and EPHL (“Second Security Assignment”).

The provisions of the Second Security Assignment became effective on January 14, 2005.

Under the Second Security Assignment, EPL shall assign to EPHL by way of security for the repayment of the Second Intercompany Loan its rights under (a) the Asset Option Agreement; and (b) the Amended Intercreditor Agreement.

EPHL shall be entitled to enforce the security created under the First Security Assignment on the earlier of (a) the date on which EPHL demands repayment under the Second Intercompany Loan; and (b) the date on which EPL is required to make a prepayment under the Second Intercompany Loan.

The Second Security Assignment shall permit EPHL to assign and/or transfer all or any of its rights and obligations but prohibit EPL from doing the same.

(38)	Share Subscription Agreement dated September 30, 2004 Between EPL, EPHL, British Energy Group plc, British Energy Holdings plc and Barclays Bank (“Share Subscription Agreement”).

The provisions of the Share Subscription Agreement became effective on the Restatement Date (as defined in the Amendment and Restatement Agreement).

Under the Share Subscription Agreement:

(a)	immediately after EPL ceases to hold the CTA Bonds as a result of completion of an Asset Option, all the CTA Bonds shall be sold to British Energy Holdings plc by the holder of the CTA Bonds at such time (the CTA Bondholder) in consideration for the issue of deferred shares by British Energy Holdings plc to the CTA Bondholder;

(b)	immediately after EPHL ceases to hold the shares in EPL as a result of completion of a Share Option, all the CTA Bonds shall be sold to British Energy Holdings plc by EPL in consideration for the issue of deferred shares by British Energy Holdings plc to EPL;

(c)	immediately after EPL ceases to hold the CTA Bonds as a result of enforcement of all or any part of the security constituted by the Existing Debenture and/or the New Debenture:

(i)	if the Ascertained Security Value is equal to or greater than the amount outstanding under the CTA Bonds, all the CTA Bonds shall be sold to British Energy Holdings plc by the CTA Bondholder in consideration for the issue of deferred shares by British Energy Holdings plc to the CTA Bondholder; or

(ii)	if the Ascertained Security Value is less than the amount outstanding under the CTA Bonds, CTA Bonds in an amount equal to the Ascertained Security Value shall be sold to British Energy Holdings plc by the CTA Bondholder in consideration for the issue of deferred shares by British Energy Holdings plc to the CTA Bondholder;

(d)	in the event that EPHL ceases to own the shares in EPL on or at any time before the Determination Date as a result of the enforcement of all or any part of the security constituted by the Shares Pledge or the EPHL Security Document, then immediately after the Determination Date:

(i)	if the Ascertained Security Value is equal to or greater than the amount outstanding under the CTA Bonds, all the CTA Bonds shall be sold to British Energy Holdings plc by EPL in consideration for the issue of deferred shares by British Energy Holdings plc to EPL; or

(ii)	if the Ascertained Security Value is less than the amount outstanding under the CTA Bonds, CTA Bonds in an amount equal to the Ascertained Security Value shall be sold to British Energy Holdings plc by EPL in consideration for the issue of deferred shares by British Energy Holdings plc to EPL;

(e)	in the event that EPHL ceases to hold the shares in EPL following completion of a Share Option, any sums owed by EPHL to EPL under the Existing Intercompany Loan at such time shall be set-off against any sums owed by EPL to EPHL under the Second Intercompany Loan at such time and, immediately after such set-off, EPHL shall issue to EPL at par such number of deferred shares in EPHL as have an issue price equal to the outstandings under the Existing Intercompany Loan following such set-off and in consideration therefor EPL shall accept that the remaining outstandings under the Existing Intercompany Loan have been repaid by EPHL; and

(f)

in the event that EPHL ceases to own the shares in EPL on or at any time before the Determination Date as a result of the enforcement of all or any part of the security constituted by the Shares Pledge or the EPHL Security Document, then immediately after the Determination

Date EPHL shall issue to EPL at par such number of deferred shares in EPHL as have an issue price equal to all amounts outstanding under the Existing Intercompany Loan at such time and in consideration therefor EPL shall accept that all amounts outstanding under the Existing Intercompany Loan at such time have been repaid by EPHL.

The deferred shares referred to in the paragraphs above shall be shares each with a nominal value of £1.00 issued with no voting rights on the following terms:

(a)	on return of capital, a right to the return of the amount paid up only and no right to share in the surplus;

(b)	the return of the amount paid up to be deferred until the return on each other share in British Energy Holdings plc has been paid in full and has received a £1 million per share liquidation surplus; and

(c)	a dividend right of £1.00 per annum per £1 million of nominal share capital.

(39)	Deed of Termination dated September 30, 2004 between, amongst others, British Energy plc, BEPET, EPHL, EPL, the Agent, the Security Trustee and the Eggborough Banks (“Deed of Termination”).

Under the Deed of Termination, with effect from January 14, 2005, the parties agree to terminate and release all their respective rights and obligations under the following agreements:

(a)	the calculations and forecasting agreement originally dated July 13, 2000 as amended and restated on September 8, 2000 between EPL and the Agent;

(b)	the sponsor undertaking originally dated July 13, 2000 as amended and restated on September 8, 2000 between British Energy plc, EPHL, BEPET, EPL, the Agent and the Security Trustee;

(c)	the capacity and tolling agreement originally dated July 13, 2000 as amended and restated on September 8, 2000 and February 5, 2001 between BEPET and EPL;

(d)	the CTA guarantee dated September 8, 2000 given by British Energy plc to EPL;

(e)	the capacity and tolling agreement direct agreement originally dated July 13, 2000 as amended and restated on September 8, 2000 between BEPET, EPL and the Agent;

(f)	the deed of indemnity in relation to employees liabilities dated July 13, 2000 between British Energy plc and EPL;

(g)	the subordinated loan agreement originally dated July 13, 2000 as amended and restated on September 8, 2000 between EPL and British Energy;

(h)	the service contract dated September 8, 2000 between British Energy plc and EPL;

(i)	the accounts agreement dated September 8, between EPL and the Agent;

(j)	the deed of payment originally dated July 13, 2000 as amended and restated on September 8, 2000 between EPL and BEPET;

(k)	the ISDA Master Agreement originally dated October 6, 2000 as amended on April 9, 2003 between EPL and Barclays Bank PLC together with all associated confirmations;

(l)	the ISDA Master Agreement originally dated March 15, 2001 as amended on April 10, 2003 between EPL and RBS together with all associated confirmations;

(m)	the ISDA Master Agreement originally dated May 5, 2001 as amended on April 24, 2003 between EPL and WestLB AG together with all associated confirmations; and

(n)	the ISDA Master Agreement originally dated March 5, 2001 as amended on April 9, 2003 between EPL and the Toronto Dominion Bank together with all associated confirmations.

(40)	Accounts Agreement between EPL and Barclays Bank PLC (Acting as Agent and Account Bank) dated September 30, 2004 (“Accounts Agreement”).

The provisions of the Accounts Agreement became effective on January 14, 2005.

Under the Accounts Agreement, EPL has agreed to open and maintain the following accounts with the Account Bank at its London branch:

(a)	the Operating Account;

(b)	the Insurance Proceeds Account;

(c)	the CTA Bond Account;

(d)	the Authorised Investment Account, (together the “Project Accounts”);

(e)	the Asset Option Account; and

(f)	the Revenue Account.

Operating Account: EPL shall procure that all amounts received by it from BEPET under the New CTA are paid into the Operating Account (provided that this shall not prevent BEPET from settling certain specified operating and maintenance costs of EPL and certain of EPL’s taxes directly for and on behalf of EPL). EPL may only withdraw amounts standing to the credit of the Operating Account to make payments in respect of: (a) certain specified operating and maintenance costs of EPL; (b) certain project taxes of EPL; and (c) to meet the cost of scheduled capital investment works.

Insurance Proceeds Account: EPL shall procure that all amounts received by it under certain insurances (not including proceeds relating to third party liability) are paid into the Insurance Proceeds Account. EPL shall apply such insurance proceeds in accordance with the Amended Credit Agreement.

CTA Bond Account: EPL shall procure that all amounts received by it pursuant to the CTA Bonds are paid into the CTA Bond Account. EPL may only withdraw amounts standing to the credit of the CTA Bond Account to meet payments due under the Amended Credit Agreement.

Asset Option Account: EPL shall procure that amounts received by it pursuant to the Asset Option Agreement are paid into the Asset Option Account. Immediately upon receipt of any monies into the Asset Option Account, EPL shall withdraw an amount equal to the amount received and apply such monies in prepayment of the Second Intercompany Loan.

Revenue Account: EPL shall procure that all amounts received by it that it is required to pay to BEPET pursuant to the New CTA are paid directly to BEPET in accordance with the New CTA or to the Revenue Account. EPL may only withdraw amounts from the Revenue Account to make a payment under the New CTA, provided that: (a) such payment is due and payable; (b) an amount equal to such payment is standing to the credit of the Revenue Account; and (c) the payment is permitted under the Amended Credit Agreement.

Authorised Investment Account: EPL may procure that amounts standing to the credit of the Operating Account, the Insurance Proceeds Account and the Revenue Account are paid into the Authorised Investment Account for the purposes of investing in Cash Equivalents (as defined in the New Bonds).

On and any time after the occurrence of an event of default under the Amended Credit Agreement which is continuing, the Account Bank, if directed by the Agent, acting on the instructions of the Majority Banks, must not pay any moneys from any Project Account.

(41)	Agreement for the Sale and Purchase of Direct Supply and Export Consolidation Business dated March 30, 2005 Among BEG, BEPET and British Energy Direct Limited (“BEDL”).

Agreement pursuant to which BEG, BEDL and BEPET (together the “Vendor”) sold to BEDL with effect from April 1, 2005:

•	certain prescribed assets of;

•	the goodwill and listed intellectual property of;

•	the books, files, records, other documents relating to;

•	the benefit of certain disclosed contracts relating to;

•	the rights of BEDL against third parties arising out of or in connection with; and

•	all other property, assets and rights of the Vendor used in or solely for the purposes of, or solely in connection with the prescribed assets of;

the entire electricity supply business carried on by BEG under the name British Energy Direct Supply and the entire electricity export and consolidation business carried on by BEG.

(42)	Agreement between BEG (UK) and BEG for the Acquisition of Substantially all the Business and Associated Assets of BEG (UK) dated June 27, 2005 (“BTA”).

Under the terms of the BTA, BEG (UK) agreed to sell substantially all of its business and assets, comprising its nuclear generation business, to BEG (“Transfer”). The Transfer took effect on July 1, 2005.

The Transfer implemented the obligation of British Energy Group plc under the Deed of Undertaking to consolidate the nuclear generation activities then being conducted by BEG and BEG (UK) into a separate wholly-owned subsidiary of British Energy Group plc which will only conduct such nuclear generation activities.

The consideration for the sale and purchase of the transferring business and the assets is a sum equal to the net book value (“Net Book Value”) of the business and the assets as at completion of the Transfer (“Completion”) to be satisfied (1) by BEG indemnifying BEG (UK) (as it undertook to do on demand) against all liabilities and obligations of BEG (UK) existing at the time of sale (other than excluded liabilities) whether or not incurred in connection with the transferring business and assets and whether or not such liabilities and obligations fell due for performance or satisfaction before or after Completion (“Liabilities”) notwithstanding such Liabilities may be greater than the Net Book Value; and (2) as to the amount, if any, by which the Net Book Value exceeds the Liabilities by the creation of an inter-company loan by BEG (UK) to BEG to be made on the conditions set out in part 7 of the schedule to the BTA. In addition, BEG agreed to discharge, perform and satisfy the Liabilities and to indemnify BEG (UK), on demand, in respect of all claims, actions, demands, losses and expenses in connection with the Liabilities.

If the benefit of any of BEG(UK)’s contracts to be assigned under the BTA, can be assigned by BEG (UK) without any person’s consent, then the BTA constitutes an assignation by BEG(UK) of the relevant contracts to BEG. If a relevant contract cannot be transferred to BEG except by an assignation made with the consent of a third party or by a novation agreement then until the consent is obtained or novation is achieved, BEG(UK) shall hold such contract and all monies, goods, services or other benefits thereunder as trustee for BEG and do each act and thing reasonably requested of it by BEG to enable performance of the contract and to provide for BEG the benefits of the contract and shall upon receipt of any monies, goods, services or benefits account for and pay or deliver the same to BEG.

BEG(UK) agreed, at the request of BEG, at or after Completion, to do and execute all acts, things and documents and use all reasonable endeavours to procure that the same be done by third parties having a relevant interest so that the full benefit of the BTA, the transferring business and assets is vested in BEG.

As part of the arrangements put in place in connection with the Transfer BEG (UK) was released from its obligations under the NLFA, the Contribution Agreement, the HLFA and the Option Agreement, and BEG assumed such obligations. In addition BEG(UK) was released from its obligations under the Guarantee and Indemnity.

(43)	Standard Security over Torness Power Station dated January 14, 2005 and entered into between BEG (UK) and the NLF (the “First Torness Standard Security”).

In order to secure the Decommissioning Default Payment and related costs and expenses under the Contribution Agreement, in addition to the DDP Debenture, BEG (UK) granted a first ranking Scottish standard security in favour of the NLF over the property known as and forming Torness Power Station, Torness, East Lothian, as more particularly described in the Schedule to the Torness Standard Security.

The NLF must seek the instruction of the Secretary of State before exercising any right or performing any obligation, must take any such action as the Secretary of State instructs, may only act in accordance with the instructions of the Secretary of State and will rely on the instructions of the Secretary of State.

The First Torness Standard Security was discharged and replaced by the Second Torness Standard Security on July 1, 2005 (see paragraph (45) below).

(44)	Standard Security over Hunterston B Power Station dated January 14, 2005 and entered into between BEG (UK) and the NLF (the “First Hunterston Standard Security”).

In order to secure the Decommissioning Default Payment and related costs and expenses under the Contribution Agreement, in addition to the DDP Debenture, BEG (UK) has granted a first ranking Scottish standard security in favour of the NLF over the property known as and forming Hunterston B Power Station, West Kilbride, Ayrshire, as more particularly described in the Schedule to the First Hunterston Standard Security.

The NLF seek the instruction of the Secretary of State before exercising any right or performing any obligation, must take any such action as the Secretary of State instructs, may only act in accordance with the instructions of the Secretary of State and will rely on the instructions of the Secretary of State.

The First Hunterston Standard Security was discharged and replaced by the Second Hunterston Standard Security on July 1, 2005 (see paragraph (46) below.

(45)	Standard Security over Torness Power Station dated June 27, 2005 and entered into between British Energy Generation Limited and the NLF (the “Second Torness Standard Security”).

The Second Torness Standard Security replaced the First Torness Standard Security, on the same principal terms, as part of the arrangements put in place in connection with the Transfer.

(46)	Standard Security over Hunterston B Power Station dated June 27, 2005 and entered into between British Energy Generation Limited and the NLF (the “Second Hunterston Standard Security”).

The Second Hunterston Standard Security replaced the First Hunterston Standard Security, on the same principal terms, as part of the arrangements put in place in connection with the Transfer.

Memorandum and Articles of Association of the Company

Clause 4 of our memorandum of association (“Memorandum”) states that our principal objects are, amongst other things, to carry on the business of a holding company. Our objects are set out in full in clause 4 of our Memorandum which is filed herewith as Exhibit Number 1.02.

In the following summary of our Articles of Association (“Articles”), references to the “Statutes” are to the Companies Act and all statutes and subordinated legislation made thereunder, for the time being in force concerning companies and affecting the Company.

Voting Rights

Subject to the provisions of the Articles and to any special rights or restrictions as to voting for the time being attached to any shares, every Shareholder present at any general meeting has one vote on a show of hands and, on a poll, every Shareholder present in person or by proxy has one vote for each share which they hold or represent.

Voting at all meetings of Shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting, by at least five Shareholders at the meeting who are entitled to vote on the resolution (or their proxies), by one or more Shareholders at the meeting entitled to vote (or their proxies) and who have, between them, not less than 10 per cent. of the total votes of all Shareholders who have the right to vote at the meeting, or by one or more Shareholders at the meeting entitled to vote (or their proxies) who have, between them, shares conferring the right to vote on a resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Having regard to the requirements of the Listing Rules, if the holder of, or any person appearing to be interested in, any share in the Company has been served with a notice under section 212 of the Act and, in respect of that share (a “default share”), has not supplied to the Company the information required by the section 212 notice, the following restrictions shall apply:

(a)	if the default shares represent less than 0.25 per cent. in nominal value of the issued shares of the class, the holder shall not be entitled, in respect of those shares, to attend or to vote, either personally or by proxy, at any general meeting or at any separate general meeting of the holders of any class of shares in the Company or on a poll; or

(b)	if the default shares represent at least 0.25 per cent. in nominal value of the issued shares of the class, the holder shall not be entitled, in respect of those shares, to attend or vote at any general meeting, to receive any dividend or other distribution or amount payable in respect of the default shares, or to transfer or agree to transfer any of those shares or any rights in them, provided that the restrictions in paragraphs (a) and (b) above shall not prejudice the right of either the member holding the default shares or, if different, any person having a power of sale over those shares to sell or agree to sell those shares under a market transfer.

These restrictions shall continue until the earliest of:

(a)	the date seven days after the date on which the Board is satisfied that the default is remedied; or

(b)	the date seven days after the date on which the Company is notified that the default share is the subject of a market transfer; or

(c)	the Board decides to waive those restrictions, in whole or in part.

At any general meeting, the necessary quorum is two persons present in person or by proxy and entitled to vote.

Uncertificated shares

Subject to the Statutes, The Uncertificated Securities Regulations 2001, as amended from time to time (the “Regulations”) and the rules made and practices instituted by the Operator (as defined in the Regulations) of any relevant system (as defined in the Regulations), the Board may permit the holding and transfer of any class of shares in uncertificated form by means of a relevant system and, subject as aforesaid, the Board may at any time determine that any class of shares shall become a participating security (as defined in the Regulations) or that a class of shares shall cease to be a participating security.

Ordinary shares

Rights and restrictions

Subject to the rights attached to any other share or class of share, the holders of ordinary shares shall be entitled to be paid any profits of the Company available for distribution and determined to be distributed.

Subject to the rights attached to any other share or class of share, on a return of capital on a winding-up or otherwise (except on a redemption in accordance with the terms of issue of any share, or purchase by the Company of any share, or on a capitalization issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the ordinary shares the nominal capital paid up or credited as paid up on such ordinary shares together with any further amounts available which shall be paid to the holders of the ordinary shares ratably according to the amounts paid up or credited as paid up in respect of each ordinary share.

Attendance and voting at general meetings

The holders of ordinary shares shall be entitled in respect of their holding of such shares, to receive notice of general meetings and to attend, speak and vote at such meetings in accordance with the Articles.

Convertible Shares and Special Share

Details of the provisions in our Articles relating to the Convertible Shares and the Special Share are set out in the Section headed Convertible Shares and Special Shares and Limitations on shareholders below.

Non-voting ordinary shares

Our authorized share capital includes 50,000 non-voting ordinary shares of £1.00 each. The rights and restrictions attaching to the non-voting ordinary shares are as follows.

General

Save as provided below, our non-voting ordinary shares shall have the same rights, be subject to the same restrictions and rank pari passu with our ordinary shares in all respects.

Attendance and voting in general meetings

The holders of the non-voting ordinary shares shall not be entitled in their capacity as holders of such shares to receive notice of or to attend and vote at any general meeting of the Company unless a resolution is to be proposed:

(a)	to wind up the Company; or

(b)	which varies, modifies, alters or abrogates any of the rights attaching to the non-voting ordinary shares.

Limitations on shareholdings

Our Articles contain provisions in relation to limitations on shareholdings in the Company. Details of these provisions are set out under Convertible Shares and Special Share and Limitations on shareholders below.

Variation of class rights

Subject to the provisions of the Statutes, whenever our share capital is split into different classes of shares, all or any of the rights attached to any of those classes can be varied or withdrawn either:

(a)	in such manner (if any) as may be provided by those rights; or

(b)	in the absence of such provision, either with the consent in writing of the holders of at least three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares validly held in accordance with our Articles, but not otherwise.

Unless otherwise expressly provided by the terms of their issue, the rights attached to any class of shares shall not be deemed to be varied by the creation or issue of further shares ranking equally with them or subsequent to them or by the purchase or redemption by us of our own shares or by any other reduction of capital.

Changes in capital

We may by ordinary resolution:

(a)	increase our share capital by the creation of new shares of the amount prescribed by the resolution;

(b)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and which diminish the amount of our share capital by the amount of the shares so cancelled;

(c)	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares; and

(d)	sub-divide all or part of our share capital into shares of a smaller amount than is fixed by our Memorandum or Articles.

We may also, subject to the provisions of the Statutes and to any rights conferred to the holders of any class of shares:

(a)	purchase all or any of our shares of any class, including any redeemable shares; and

(b)	by special resolution reduce our share capital, any capital redemption reserve, any share premium account and any undistributable reserve in any way.

Transfer of shares

Our certificated shares may be transferred in writing either by an instrument of transfer in the usual standard form or another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the Company. Subject to the requirements of the Listing Rules, the Board may, in its absolute discretion and without giving any reason for its decision, refuse to register the transfer of a certificated share not fully paid up, or a certificated share on which we have a lien.

In exceptional circumstances approved by the UKLA, the Board may refuse to register a transfer of certificated shares, provided that such refusal would not disturb the market in those shares. The Board may also refuse to register any transfer of any share held in certificated form unless it is:

(a)	in respect of only one class of shares;

(b)	in favor of no more than four joint transferees;

(c)	left at the place decided by the Board for registration;

(d)	accompanied by the certificate for each share to be transferred and such other evidence (if any) as the Board may reasonably require to prove the title of the intending transferor or his right to transfer the shares and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of that person to do so; and

(e)	duty stamped if required.

Transfers of uncertificated shares must be carried out in such manner as may be prescribed by or pursuant to the Regulations and the rules made and practices instituted by the Operator of the relevant system. The Board can refuse to register a transfer of an uncertificated share in the circumstances permitted by the Regulations.

If the Board decides not to register a transfer of a share, they must notify the person to whom the share was to be transferred within two months of either the transfer, or the instruction from the Operator of the relevant system being lodged with us.

Subject to the Statutes, the Board can decide to suspend the registration of transfer, for up to 30 days a year, but unless otherwise permitted by the Regulations, we may not close any relevant register relating to a particular security without the consent of the Operator of the relevant system.

Directors’ remuneration

Excluding remuneration referred to below, the Directors will be paid in aggregate such fees for their services as the Board decides, not exceeding £1,000,000 a year or such larger sum as the Company may by ordinary resolution determine, to be divided amongst them in such proportion and manner as the Board decides (or else equally). The Directors may be paid expenses properly incurred by them in connection with the discharge of their duties as Directors.

The Board can award extra fees to a Director who performs any special or extra services to or at the request of the Board.

The Board may provide pensions or other benefits to, amongst others, any Director or former Director or persons connected with them.

Directors’ interests and voting

A Director need not be a shareholder, but a Director who is not a shareholder can still attend and speak at shareholders’ meetings.

Subject to the Statutes and as set out below, a Director, notwithstanding his office:

(a)	may enter into or otherwise be interested in a contract with us or in which we are otherwise interested;

(b)	may hold another office with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity to the Company, and in that case on such terms as to remuneration and otherwise as the Board may decide either in addition to, or instead of, remuneration provided for by another provision of the Articles; and

(c)	may be a director or other officer of, or employed by, or a party to a contract, or otherwise interested in, a company in which we are interested; and

(d)	shall not be liable to account to us for a profit, remuneration or other benefit realized by such office, employment or contract and no such contract shall be avoided on the grounds of any such interest or benefit.

A Director who, to his knowledge, is in any way (directly or indirectly) interested in a contract with us must declare the nature of his interest at the meeting of the Board at which the contract is first considered and may not vote on a resolution of the Board concerning such a contract if he has a material interest in it (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through us), but this prohibition shall not apply to a resolution concerning certain specified matters set out in the Articles.

A director may not vote or be counted in the quorum on a resolution of the Board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office with us or any company in which we are interested.

Subject to the Statutes, the Company may by ordinary resolution suspend or relax these provisions to any extent or ratify any contract, arrangement, transaction or proposal not properly authorized by reason of a contravention of these provisions.

Retirement of Directors

No person can be appointed a Director of the Company if at the time of the appointment he has attained the age of sixty-six unless the appointment was approved by the Company in general meeting.

Any Director appointed by the Directors since the last annual general meeting must automatically retire at the next following annual general meeting, and is then eligible for election.

At every annual general meeting, one third of the Directors (or if their number is not a multiple of three, the number nearest to but not greater than one-third) must retire by rotation as Directors. The Directors to retire are selected on the basis of time in office since their last election. A retiring Director is eligible for re-election. For these purposes, Directors who are obliged to retire by reason of having been appointed by the Board since the previous annual general meeting shall be included in the calculation of the number of Directors required to retire by rotation.

Borrowing powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of our undertaking, property and assets (present or future) and uncalled capital and,

to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party. The Board shall restrict the borrowings of the Company and shall exercise all voting and other rights or powers of control exercisable by the Company in relation to our subsidiary undertakings so as to ensure (as regards subsidiary undertakings, to the extent possible) that the aggregate principal amount outstanding in respect of moneys borrowed by the British Energy Group does not, without the previous sanction of an ordinary resolution of the Company, at any time exceed the higher of £1,200,000,000 and a sum equal to two times the adjusted capital and reserves.

NIA

The Directors shall seek to ensure, insofar as this is consistent with their duties to the Company, that any of our subsidiaries which is the holder of any nuclear site license under the NIA is able to comply with the conditions of such licence.

Dividends

Subject to the provisions of the Statutes and our Articles, we may declare dividends by passing an ordinary resolution. No dividend can exceed the amount recommended by the Directors. The Board may declare and pay such interim dividends as appear to be justified by the profits of the Company available for distribution and may also pay any dividend payable at a fixed rate at intervals settled by the Board whenever the profits of the Company available for distribution justify its payment.

The Directors can (with the authority of an ordinary resolution of the Company) offer Shareholders the right to choose to receive new shares, which are credited as fully paid, instead of some or all of their cash dividend.

Capitalization of reserves

Subject to the Statutes, the Board may, with the authority of an ordinary resolution of the Company resolve to:

(a)	capitalize any sum standing to the credit of any reserve account of the Company or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend;

(b)	appropriate that sum as capital to the Shareholders who would have been entitled to it if it were distributed by way of dividend; and

(c)	apply that sum on their behalf in paying up in full any unissued shares or debentures of the Company of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those Shareholders.

Distribution of assets on liquidation

If we are in voluntary liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company, and any other sanction required by the Statutes, divide amongst Shareholders all or any part of the assets of the Company or vest the whole or any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator shall determine. The liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of Shareholders how the division is to be carried out between Shareholders or classes of Shareholders.

The liquidator may not, however, distribute to a Shareholder without his consent an asset to which there is attached a liability or potential liability for the owner.

Unclaimed dividends

Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will cease to remain owing by us.

We can stop paying dividends to a Shareholder if payments for two dividends in a row are sent back or not cashed or have not been able to be made, until the Shareholder notifies us of an address or account to be used for this purpose.

Untraced shareholders

Subject to the Regulations, we may sell any shares after advertising our intention to do so and waiting for three months if:

(a)	the shares have been in issue for at last 12 years;

(b)	during that period at least three dividends have become payable on them and have not been claimed; and

(c)	we have not heard from the Shareholder or any person entitled to the dividends by transmission.

We shall account for the net proceeds of sale to the former Shareholder or the person entitled to them by transmission if that Shareholder, or that other person, asks for them.

General meetings of Shareholders

Every year we must hold an annual general meeting. The Board can call an extraordinary general meeting at any time, and it must call one on a valid Shareholder’s requisition pursuant to the provisions of the Statutes.

Indemnity

Subject to the Statutes, but without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a Director, alternate Director or secretary of the Company shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including, without limitation, a liability incurred:

(a)	defending proceedings (whether civil or criminal) in which judgement is given in his favor or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part; or

(b)	in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

Subject to the Statutes, the Board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

(a)	a Director, alternate Director or secretary of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

(b)	trustee of a retirement benefits scheme or other trust in which a person referred to in paragraph (a) above is or has been interested,

indemnifying him and keeping him indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

Convertible Shares And Special Share And Limitations On Shareholders

Convertible Shares

Our authorized share capital includes Convertible Shares which may only be held by the NLF (or its nominee) or its successor in title, a Minister of the Crown, the Treasury, a department, non-departmental body or other agency of the Crown, any body corporate established by statute some or all of the members of which are appointed by a Minister of the Crown or other UK government entity or any person directly or indirectly wholly-owned by, or held on trust for, the Secretary of State or other Minister of the Crown (the “Convertible Shareholder”). The rights and restrictions attaching to the Convertible Shares are as follows:

General

Save as set out in this paragraph, the Convertible Shares shall have the same rights, be subject to the same restrictions and shall rank pari passu with our ordinary shares in all respects.

The nominal amount of each Convertible Share shall at all times be the same as the nominal amount of each ordinary share in the Company and if we propose, without limitation, to increase our share capital by the creation of new ordinary shares, cancel any ordinary shares, consolidate and divide all or any of our ordinary share capital or, subject to the Statutes, sub-divide our ordinary shares, we shall propose that the same action be taken in relation to the Convertible Shares. If a resolution to approve such action is duly passed in general meeting, the Convertible Shareholder shall be deemed irrevocably to consent to and sanction any variation of the rights attaching to the Convertible Shares which may be involved in or deemed to be involved in the taking of such action and, if required in order to render such consent effective, shall, in accordance with the provisions of article 15 of our Articles (relating to variation of rights), consent in writing or vote at a separate meeting of the Convertible Shareholder in favor of any extraordinary resolution to sanction such variation.

Attendance and voting in general meetings

The Convertible Shareholder, whilst it holds Convertible Shares, shall be entitled to receive notice of, and to attend and speak at, any general meeting and on a show of hands, the Convertible Shareholder shall have one vote. On a poll, the number of votes that the Convertible Shareholder is entitled to exercise in respect of its holding of Convertible Shares shall be the lesser of:

(a)	the maximum percentage of voting rights attributable to our share capital which are exercisable at a general meeting and which may, from time to time, be held without triggering a mandatory offer for the Company under the Takeover Code (being, as at the date of adoption of the Articles, 29.9 per cent. and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the Convertible Shareholder); and

(b)	the number of Convertible Shares which the Convertible Shareholder would otherwise be entitled to vote if the Convertible Shares were ordinary shares.

Notwithstanding the foregoing, on any resolution:

(a)	for our winding up;

(b)	to modify, vary or abrogate the rights attaching to our ordinary shares (other than any resolution proposed pursuant to the paragraph headed ‘General’ above); or

(c)	to modify, vary or abrogate the rights attaching to our Convertible Shares (other than any resolution proposed pursuant to the paragraph headed ‘General’ above),

the restrictions on the number of votes that the Convertible Shareholder is entitled to exercise shall not apply and on a poll, the number of votes that the Convertible Shareholder is entitled to exercise in relation to any such resolution shall be equal to the number of Convertible Shares which the Convertible Shareholder would be entitled to vote if the Convertible Shares were ordinary shares.

On any resolution to modify, vary or abrogate the rights attaching to the Convertible Shares (other than any resolution proposed pursuant to the paragraph headed ‘General’ above) the provisions of article 15 of our Articles relating to variation of rights shall apply.

Conversion

Save for any transfer of Convertible Shares to a permitted assignee, on a transfer, sale or disposal of Convertible Shares by the Convertible Shareholder (or its nominee) to a third party, the relevant Convertible Shares will convert into ordinary shares in the Company at the rate of one ordinary share for every one Convertible Share (the “Conversion Rate”) automatically upon, and contemporaneously with, registration by us or our registrar for the time being of the transfer in the register of members following receipt of a duly executed and stamped stock transfer form and the share certificates in respect of such Convertible Shares. The date on which the transfer is registered shall be the conversion date. Other than in these circumstances, neither the Convertible Shareholder nor its nominee will be entitled at any time to convert all or any of its Convertible Shares.

Conversion of Convertible Shares will be effected by the Board determining to re-designate the relevant Convertible Shares as ordinary shares in the Company or in any other manner that the Board may in its absolute discretion from time to time decide, subject to the provisions of the Articles and the Statutes. In any such case, the Convertible Shareholder shall be deemed irrevocably to approve such re-designation of the relevant Convertible Shares and to consent to any variation or abrogation of its class rights as may be occasioned by such re-designation.

From the conversion date, all entitlements to dividends and other distributions payable thereafter or to be made on Convertible Shares so converted shall cease and the relevant Shareholder shall instead be entitled in respect of the ordinary shares arising on such conversion to all dividends and other distributions payable or to be made on ordinary shares thereafter, whether or not such dividends or distributions are in respect of any earlier financial year or accounting period.

The new ordinary shares arising on conversion shall rank pari passu in all respects with the ordinary shares then in issue and fully paid.

Obligations

For as long as there are Convertible Shares in issue, we shall use all reasonable endeavors to ensure that any action taken in relation to, or any offer made by us to the holders of, ordinary shares, is taken in respect of, or the same offer is made to, the Convertible Shareholder.

Without limiting the generality of the foregoing, if, amongst others, (1) any offer (not being a rights offer by the Company) is made to (a) all (or as nearly as may be practicable all) the holders of ordinary shares or (b) all (or as nearly as may be practicable all) holders of ordinary shares other than the offeror and/or any associate of the offeror (as defined in section 430E(4) of the Companies Act) to acquire the whole or any part of our issued ordinary share capital, or (2) if any person proposes a scheme with regard to such acquisition, we shall give notice of such offer or scheme to the Convertible Shareholder at the same time as any notice thereof is sent to the holders of ordinary shares (or as soon as practicable thereafter) and we shall use reasonable endeavors to ensure that (a) the Convertible Shareholder is given the opportunity to transfer its Convertible Shares at the conversion rate prior to expiry of the offer and (b) the offer extends to any ordinary shares arising upon conversion of any Convertible Shares as set out in the paragraph headed “Conversion” above.

We shall use all reasonable endeavors to procure that any ordinary shares to be issued upon, or resulting from conversion of the Convertible Shares, are admitted to the Official List of the UKLA and to trading on the London Stock Exchange as soon as reasonably practicable (taking into account, without limitation, any requirement to produce listing particulars in respect of such ordinary shares) after the earlier of:

(a)	the conversion date; and

(b)	the date on which the Convertible Shareholder notifies us that it intends to dispose of Convertible Shares.

No admission to listing or admission to trading shall be sought for the Convertible Shares whilst they remain Convertible Shares.

Special Share

Our authorized share capital includes one Special Share which is a special rights redeemable preference share of £1. The Special Share may only be issued to, held by and transferred to one or more of Her Majesty’s Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of Her Majesty’s Treasury or any other person acting on behalf of the Crown (the “Special Shareholder”). The rights and restrictions attaching to the Special Share are as follows:

Rights

Notwithstanding any provision in our Articles to the contrary, each of the following matters shall be deemed to be a variation of the rights attaching to the Special Share and shall accordingly be effective only with the consent in writing of the Special Shareholder (and the Special Shareholder shall only be entitled to withhold that consent to a matter set out in paragraphs (b), (c), (d), (e) or (f) below if, in the Special Shareholder’s opinion, the matter in question would be contrary to the interests of national security) and without such consent shall not be done or caused to be done:

(a)	the amendment or removal or alteration of the effect of (which, for the avoidance of doubt, shall include the ratification of any breach of) all or any of the following:

(1)	in article 2 of our Articles (relating to the interpretation of the articles), the definition of “Special Share” and “Special Shareholder”;

(2)	article 16 of our Articles (relating to the Special Share);

(3)	article 17 of our Articles (relating to limitations on shareholdings); and

(4)	in article 44 of our Articles (relating to disclosure of interests in shares) paragraphs (10) to (12) inclusive.

(b)	the creation or issue of any shares in the Company with voting rights attached, other than those which are, or would on issue be:

(1)	shares comprised in the relevant share capital (as defined in section 198(2) of the Companies Act) of the Company; or

(2)	shares which do not constitute equity share capital (as defined in section 744 of the Companies Act) and which, when aggregated with all other such shares, carry or on issue would carry the right to cast less than 15 per cent. of the maximum number of votes capable of being cast on a poll on any resolution at any general meeting of the Company (in whatever circumstances, and for whatever purpose, the same may have been convened);

(c)	the variation of any voting rights attached to any of our shares (and, for the avoidance of doubt, the creation or issue of shares falling within paragraph (b) (1) or (2) above shall not be regarded as a variation for the purposes of this paragraph);

(d)	the giving by us of any consent or agreement to (including without limitation the casting of any vote in favor of) the amendment or removal or alteration of the effect of (which, for the avoidance of doubt shall include any ratification of the breach of) the articles of association of Holdings plc, BE Ltd, BEG (UK) or BEG if the effect would be to enable the board of directors of Holdings plc, BE Ltd, BEG (UK) or BEG to issue any shares (other than (i) in the case of Holdings plc, to us, (ii) in the case of BE Ltd, to us or Holdings plc, (iii) in the case of BEG (UK) to us, BE Ltd or Holdings plc, and (iv) in the case of BEG to BEG (UK), Holdings plc, BE Ltd or to us) without the consent in writing of the Special Shareholder (such consent only to be withheld if, in the Special Shareholder’s opinion, such issue would be contrary to the interests of national security);

(e)	the giving by us of any consent or agreement to (including without limitation the casting of any vote in favor of) any issue of shares in Holdings plc, BE Ltd, BEG (UK) or BEG, (other than (i) in the case of Holdings plc, to us, (ii) in the case of BE Ltd, to us or Holdings plc, (iii) in the case of BEG (UK) to us or Holdings plc, and (iv) in the case of BEG to us, Holdings plc or BEG (UK); and

(f)	the disposal by us of any or all of the shares held (directly or indirectly) by us in Holdings plc, BE Ltd, BEG (UK) or BEG or of any rights or interests therein or the entering into by us of any agreement or arrangement with respect to, or the exercise of any rights attaching to, such shares.

For these purposes, “disposal” shall include any sale, gift, lease, licence, assignation, mortgage, charge, or the grant of any other encumbrance or the permitting of any encumbrance to subsist or any other alienation or disposition to a third party.

Voting at general meetings

Notwithstanding any other provisions of our Articles to the contrary, the Special Shareholder shall be entitled to receive notice of, and to attend and speak at, any general meeting or any separate meeting of the holders of any class of shares, but the Special Share shall carry no right to vote nor any other rights at any such meeting.

Distributions

In a distribution of capital on our winding-up, the Special Shareholder shall be entitled to repayment of the capital paid on the Special Share in priority to any repayment of capital to any other member. The Special Share shall confer no other right to participate in the capital, and no right to participate in the profits, of the Company.

Redemption

The Special Shareholder may, after consulting the Company and subject to the provisions of the Companies Act, require us to redeem the Special Share at par at any time after September 30, 2006 by giving us notice and delivering to us the relevant share certificate.

Limitations on Shareholdings

Our Articles contain limitations on shareholdings which will remain in force until the Special Share referred to in the paragraph headed “Special Share” above is redeemed. The limitations are as follows:

Required Disposal

If, to the knowledge of the Board, any person other than a Permitted Person has, or who appears to the Board to have, an interest in our shares which carry 15 per cent. or more of the total votes attaching to Relevant Share capital (a “Relevant Person”), the Board shall promptly give notice to the Special Shareholder. If the Special Shareholder gives notice to the Board within 28 days of the receipt of the Board’s notice that, in the Special Shareholder’s opinion, ownership or control of such shares by the Relevant Person would be contrary to the interests of national security, the Board shall give notice to all persons (other than those of whom the Board does not know the identity or address) who appear to the Board to have interests in the Relevant Shares and, if different, to the registered holders of those shares. The notice shall set out the restrictions referred to below and call for a Required Disposal to be made within 21 days of the giving of the notice to the registered holder or such longer period as the Board considers reasonable.

After the giving of such a notice, and save for the purpose of a Required Disposal, no transfer of any of the Relevant Shares may be made or registered until either the notice is withdrawn or a Required Disposal has been made to the satisfaction of the Board and registered. If that notice is not complied with to the satisfaction of the Board and has not been withdrawn, the Board must, so far as it is able, effect a Required Disposal on the terms as it decides, based upon advice obtained by it for the purpose and being reasonably practicable having regard to all the circumstances. The Board is not required to send a notice to any person if it does not know that person’s identity or address. Not delivering a notice in such case and any accidental error in or failure to give notice to a person to whom notice is required to be sent under this provision will not prevent the implementation of or invalidate any procedure under the relevant article. Any resolution or determination of, or decision or exercise of any discretion or power by, the Board is final and conclusive.

Certain specified Shareholders, including clearing houses, acting in that capacity are not subject to these restrictions.

Restrictions on shares

A registered holder on whom a valid notice referred to above has been served, is not entitled in respect of the share or shares comprised in the interest, until that notice has been complied with to the satisfaction of the Board or withdrawn, to attend or vote at any general meeting of the Company or meeting of the holders of a class of shares and those rights will vest in the chairman of the meeting who may act entirely at his discretion.

Determination of the Board

Any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any Director or by the chairman of any meeting under or pursuant to these provisions (including without prejudice to the generality of the foregoing as to what constitutes reasonable enquiry or as to the manner, timing and terms of any Required Disposal made by the Board) shall be final and conclusive; and any disposal or transfer made, or other thing done, by or on behalf of, or on the authority of, the Board or any Director pursuant to the foregoing provisions shall be conclusive and binding on all persons concerned. The Board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this article.

Duration

Article 17 of our Articles shall apply notwithstanding any provision in any other of our Articles which is inconsistent with or contrary to it and shall remain in force until the date of redemption of the Special Share pursuant to article 16(6) of our Articles notwithstanding any provision in our Articles to the contrary.

General

For the purpose of these provisions:

“interest”, in relation to shares, means:

(a)	any interest which would be taken into account in determining for the purposes of Part VI of the Companies Act whether a person has a notifiable interest in a share (including any interest which he would be taken as having for those purposes); and

(b)	any interest which would have been included within section 208(4)(b) of the Companies Act had the entitlements referred to in that provision extended to “entitlements” which could arise under an agreement or arrangement as defined in section 204(5) and (6) of the Companies Act;

and “interested” shall be construed accordingly;

“Permitted Person” means:

(a)	an ADR depository, acting in its capacity as such;

(b)	a clearing house, acting in its capacity as such;

(c)	the chairman of a meeting of the Company or of a meeting of the holders of relevant share capital or of any class thereof when exercising the voting rights conferred on him whilst a notice that has been served on a Relevant Person has not been complied with;

(d)	a trustee (acting in that capacity) of any employees’ share scheme of the Company;

(e)	the Crown or one of Her Majesty’s Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of Her Majesty’s Treasury and any other person acting on behalf of the Crown;

(f)	the NLF or its nominee;

(g)	any person who has an interest but who, if the incidents of his interest were governed by the laws of England and Wales, would in the opinion of the Board be regarded as a bare trustee of that interest, in respect of that interest only;

(h)	an underwriter in respect of interests in shares which exist only by virtue of a contingent obligation to purchase or subscribe for such shares pursuant to underwriting or sub-underwriting arrangements approved by the Board or, for a period of three months, in respect of interests in shares purchased or subscribed for by it pursuant to such an obligation;

(i)	any other person who (under arrangements approved by the Board) subscribes or otherwise acquires Relevant Share Capital (or interests therein) which has been allotted or issued with a view to that person (or purchasers from that person) offering the same to the public, for a period not exceeding three months from the date of the relevant allotment or issue (and in respect only of the shares so subscribed or otherwise acquired);

(j)	Depository Trust Company and/or its nominee acting in the capacity of a clearing agency in respect of dealings in American Depository Receipts; or

(k)	any person who has an interest, and who shows to the satisfaction of the Board that he has it, by virtue only of being entitled to exercise or control the exercise (within the meaning of section 203(4) of the Companies Act) of one third or more of the voting power at general meetings of any company which is a Permitted Person within (a) to (i) above;

“Relevant Share Capital” means the relevant share capital (as defined in section 198(2) of the Companies Act) of the Company;

“Relevant Shares” means all shares comprised in the Relevant Share Capital in which a Relevant Person has, or appears to the Board to have, an interest or which are deemed for the purposes of article 17 of our Articles to be Relevant Shares; and

“Required Disposal” means a disposal or disposals of such a number of Relevant Shares or interests therein as will cause a Relevant Person to cease to be a Relevant Person, not being a disposal to another Relevant Person (other than a Permitted Person) or a disposal which constitutes any other person (other than a Permitted Person) being a Relevant Person.

Our Articles do not contain any specific provisions governing any of the following:

•	the Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any member of their body;

•	specific redemption provisions;

•	sinking fund provisions;

•	provisions discriminating against any existing or prospective holder of ordinary shares as a result of such shareholder owning a substantial number of shares;

•	provisions which have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries or;

•	provisions governing the ownership threshold above which ownership must be disclosed.

Exchange Controls and other Limitations Affecting Security Holders

There are no UK laws or regulations, including foreign exchange contracts that restrict the import or export of capital to or from the United Kingdom. Except as discussed in “Taxation” below, there are no restrictions on our payment of dividends or other amounts to non-UK resident holders of our securities. Except with respect to the Limitation, neither UK law nor our articles impose any restrictions on the rights of non-UK resident or non-UK citizen holders of our ordinary shares to hold or to vote such securities.

Taxation

The following discussion describes certain US federal income tax and UK tax consequences of the acquisition, ownership and disposition of our ordinary shares for absolute beneficial owners of our ordinary shares.

•	who are residents of the United States for purposes of the income tax convention between the United States and the United Kingdom;

•	whose ownership of our ordinary shares are not, for the purposes of the income tax convention, attributable to a permanent establishment in the United Kingdom;

•	who otherwise qualify for the full benefits of the income tax convention; and

•	who are US holders (as defined below).

The statements of US federal income tax and UK tax laws set out below:

•	are based on the laws in force and as interpreted by the relevant taxation authorities as of the date hereof; and

•	are subject to any changes in US federal income tax or UK tax law, in the interpretation thereof by the relevant taxation authorities, or in the income tax convention, occurring after the date hereof.

No assurance can be given that taxing authorities or the courts will agree with this analysis. For purposes of this discussion, the terms “we”, “us” and “our” refers to British Energy Group plc.

This discussion is not a complete listing of all potential tax consequences to a US Holder of the acquisition, ownership or disposition of our ordinary shares, and does not address all aspects of UK taxation that may be relevant to a US holder and is not intended to reflect the individual tax position of any US holder, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors.

The portions of this summary relating to US federal taxation are based upon the US Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings by the US Internal Revenue Service (“IRS”), and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. The portions of this summary relating to US federal taxation are limited to US Holders who hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, generally, property held for investment, and does not purport to deal with investors in special tax situations, such as expatriates, dealers in securities or currencies, persons whose functional currency is not the US dollar and certain persons, including but not limited to life insurance companies, tax exempt entities, banks, financial institutions, traders in securities that elect to use a “mark-to-market” method of accounting for their securities holdings, regulated investment companies, persons holding our ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or straddle or persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. In particular, the following summary does not address the tax treatment to a US holder if the US holder owns, directly or by attribution, 10 per cent. or more of our outstanding voting share capital for US federal tax income purposes.

As used herein, the term “US holder” means a beneficial owner of our ordinary shares who or which is for US federal income tax purposes:

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

If a partnership (or other entity treated as a partnership) holds our ordinary shares, the US federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a US holder is a partner of a partnership holding our ordinary shares, the US holder should consult its own tax advisors regarding the US federal income tax consequences of the partnership acquiring, owning and disposing of the shares.

The summary does not include any description of the tax laws of any state, local or foreign governments that may be applicable to the acquisition, ownership and disposition of our ordinary shares. Shareholders are urged to consult their own tax advisor regarding the US federal, state, and local tax consequences to them of the acquisition, ownership and disposition of shares, as well as the tax consequences to them in the United Kingdom and any other jurisdictions arising from the acquisition, ownership or disposition of our ordinary shares.

For the purposes of the income tax convention and the Code, a US holder will be treated as the owner of our ordinary shares.

New Income Tax Convention

The new income tax convention between the United States and the United Kingdom (the “New Convention”) has recently been ratified by the competent authorities in the two countries and entered into force on March 31, 2003. The New Convention put in place new rules that modify the treatment of US holders under the previous income tax convention between the United States and the United Kingdom (the “Old Convention”) in several aspects. Specific references to the new rules under the New Convention have been included as appropriate throughout this summary. Each US holder should consult its own tax advisor regarding the effect of the New Convention on its investment in shares.

Taxation of dividends

United Kingdom

No withholding tax is charged or due when a UK incorporated company pays dividends. An individual shareholder resident in the United Kingdom will generally be entitled to a tax credit in respect of any dividend received. The amount of the tax credit is equal to one-ninth of the cash dividend or 10 per cent. of the aggregate of the cash dividend and the associated tax credit. Under the New Convention, a US holder is not entitled to a payment from the UK Inland Revenue in respect to the tax credit.

United States

Subject to the Passive Foreign Investment Company discussion below, generally, distributions a US holder receives from us will constitute dividend income to the extent paid out of our current and accumulated earnings and profits, as determined under US federal income tax principles, and, subject to discussions below, taxed at ordinary income tax rates applicable to the US Holder. Distributions in excess of our current and accumulated earnings and profits will first be treated as a nontaxable return on capital to the extent of the US holder’s adjusted tax basis (generally equal to the US holder’s acquisition cost of the shares) in the shares and then as gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the dividends received deduction that is applicable to US corporations. For the purposes of computing the foreign tax credit, dividends paid on our ordinary shares are treated as income from sources outside the United States, but generally will be grouped separately, together with other items of “passive” or for taxable years beginning before January 1, 2007 “financial services” or, for taxable years beginning after December 31, 2006, “general category” income. The rules governing the foreign tax credit are complex. US holders should consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Under current law, the maximum US federal income tax rate applicable to individual US Holders has been reduced to a maximum 15 per cent tax rate on certain types of qualified dividend income. The reduced rates of tax applies through the 2008 taxable years. Generally, dividends paid by a foreign corporation will be treated as qualified dividend income and eligible for this reduced rate of tax if the foreign corporation (a) is not a “passive foreign investment company”, (b)(i) is eligible for benefits under a comprehensive income tax convention with the United States that satisfies certain requirements or (ii) the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States. In addition, individual US Holders will be eligible for the reduced rate only if the holding period and certain other requirements are met by the holder. Individual US Holders should consult their own advisors as to the eligibility of the reduced rate of tax to dividends paid by us.

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

Under the New Income Tax Convention, the amount of dividends to be included in a US holder’s gross income no longer includes the amount any UK tax credit amount described above. Therefore, the amount of dividends that a US holder is treated as receiving from us will be the amount of dividends the US holder actually receive from us. US holders should consult their own tax advisors regarding the effects of the Old Convention and the New Convention on their investment in our ordinary shares, and their eligibility for benefits under the Old Convention and the New Convention with respect to distributions from us.

The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the date the dividend is received by a US holder regardless of whether the pounds sterling are converted into US dollars. If a US holder does not convert the pounds sterling received as a dividend into US dollars on the date of receipt, the US holder will have a basis in the pounds sterling equal to their US dollar value on the date of receipt. Generally, any gain or loss realized on the US holder’s subsequent conversion or other disposition of the pounds sterling will be treated as ordinary income or loss from US sources.

Taxation of capital gains

United Kingdom

If a US holder is not resident or ordinarily resident in the United Kingdom for UK tax purposes, the US holder is not liable for UK tax on capital gains realized or accrued on the sale or other disposition of shares unless the shares are held in connection with the US holder’s trade or business (which for this purpose includes a profession or a vocation) carried on in the United Kingdom through a branch, agency or permanent establishment and the shares are or have been used, held or acquired for the purposes of such trade or business of such branch, agency or such permanent establishment.

A US holder who was an individual normally resident or ordinarily resident in the UK but who has on or after March 17, 1998 ceased to be resident or ordinarily resident in the United Kingdom for a period of less than five years and who disposes of shares during that period may also be liable for UK tax on capital gains on his return to the UK notwithstanding that the person may not be resident or ordinarily resident in the United Kingdom at the time of the disposal.

United States

Subject to the passive foreign investment company discussion below, gain or loss realized by a US holder on the sale or other disposition of the shares will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s adjusted tax basis in the shares and the amount realized on the disposition. The capital gain or loss will be long-term capital gain or loss if the US holder has held the shares or for more than one year at the time of the sale or exchange. In the case of individual US Holders, the maximum long-term capital gains tax rate is 15 per cent. for sales and exchanges occurring through 2008. Gain or loss realized by a US holder generally will be treated as US source gain or loss for US foreign tax credit purposes.

Passive foreign investment company considerations

Generally, for US federal income tax purposes, we will be a “passive foreign investment company”, or a “PFIC”, for any taxable year if either (i) 75 per cent. or more of our gross income is “passive” income or (ii) 50 per cent. or more of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If we are a PFIC in any taxable year that a US holder owns our ordinary shares, the US holder may be subject to tax at ordinary income rates and may be subject to an interest change on (a) a portion of any gain recognized on the sale of our ordinary shares and (b) any “excess distribution” paid on our ordinary shares (generally, a distribution in excess of 125 per cent. of the average annual distributions paid by us in the three preceding taxable years). In addition, any dividends paid by us that would otherwise be treated as qualified dividend income eligible for the reduced rate of tax as discussed above, will not be treated as qualified dividend income eligible for such reduced rate of tax if we are a PFIC.

Based on our current activities and assets, although the matter is not free from doubt, we do not believe that we are a “passive foreign investment company” or a “PFIC”, and we do not expect to become a PFIC in the foreseeable future for US federal income tax purposes. The determination of whether we are a PFIC is made annually. Accordingly, it may be possible that we will become a PFIC in the current or any future year due to changes in our asset or income composition.

UK stamp duty and stamp duty reserve tax

Subject to certain exemptions, stamp duty or stamp duty reserve tax will be charged at the rate of 1.5 per cent. rounded up to the nearest £5, on the amount or value of the consideration paid, or in some circumstances the issue price or open market value, on a transfer or issue of shares (1) to, or to a nominee for, a person whose business is or includes the provision of clearance services, or (2) to, or to a nominee for, a person whose business is or includes the issuing of depositary receipts. Where stamp duty reserve tax is charged on a transfer of shares and ad valorem stamp duty is chargeable on the instrument effecting the transfer, the amount of the stamp duty reserve tax charged is an amount equal to the excess, if any, of the stamp duty reserve tax charge due on the transfer after the deduction of the stamp duty paid.

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

Transfers of shares will attract ad valorem stamp duty normally at the rate of 0.5 per cent of the value of the consideration (rounded up to the nearest £5). A charge to stamp duty reserve tax, normally at the rate of 0.5 per cent of the consideration, arises, in the case of an unconditional agreement to transfers shares, on the date of the agreement, and in the case of a conditional agreement the date on which the agreement becomes unconditional. In the case of transfers effected through the CREST system, ordinarily the stamp duty reserve tax is collected through the system. In other cases, the stamp duty reserve tax is payable on the seventh day of the month following the month in which the charge arises. Where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, any stamp duty reserve tax that has not been paid ceases to be payable, and if any stamp duty reserve tax has been paid a claim may be made for its repayment (with interest) provided that the tax paid is not less than 25 pounds sterling.

Information reporting and backup withholding

Payments that relate to the shares that are made in the United States or by a US related financial intermediary will be subject to information reporting. Information reporting generally will require each paying agent making payments, which relate to a share, to provide the US Internal Revenue Service, or the IRS, with information, including the beneficial owner’s name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts and others that establish an exemption are all generally excluded from reporting requirements.

We may be required to withhold, as a backup against a US holder’s US federal income tax liability, a portion of each payment of dividends on our ordinary shares in the event that the US holder:

•	fails to establish its exemption from the back up withholding or information reporting requirements;

•	is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law; or

•	underreports its tax liability; or

•	if we are otherwise notified by the IRS.

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

The following discussions summarize the financial instruments, derivative instruments and derivative commodity instruments held by us at March 31, 2005, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets. We use foreign exchange contracts and other derivative instruments to hedge the primary market exposures associated with our underlying assets, liabilities and committed transactions. None of the instruments we have entered into are leveraged or held for speculative purposes. We use fixed rate interest rate borrowings and deposits to reduce our exposure to fluctuations in interest rates.

Financial Instruments and Risk Management

Overview

The main financial risks faced are trading risks in respect of both price and volume output on the sale of electricity. There is also an exposure to risks associated with fluctuations in the equity markets through the Pension Schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board of Directors. Each of these risks is discussed in more detail below.

The Power and Energy Trading Division manage electricity trading risks. The Power and Energy Trading Division operate within policies and procedures that are approved by the Board and monitored by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (the Treasury Department). The Treasury Department operates within policies and procedures approved by the Board. The Treasury Department uses appropriate and available instruments, within the specified limits, to manage financial risk but is not permitted to take speculative open positions. Both the Treasury Department and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest Rate Risk Management

Debt at March 31, 2005 was £676 million, comprised of New Bonds and a project finance loan due in 2022. As a result of the Restructuring, £883 million of debt outstanding at March 31, 2004 was eliminated.

The market value of our debt varies with fluctuations in prevailing interest rates in the United Kingdom. The debt is analyzed as follows:

	Expected Maturity Date							Fair Value at March 31,
Liabilities	2006	2007	2008	2009	2010	Thereafter	Total	2005
	(in millions of pounds, except percentages)
Fixed rate bond due 2022 at 7.0%	50	53	57	61	65	390	676	675
Weighted average interest rate, %	7.0	7.0	7.0	7.0	7.0	7.0		—

At March 31, 2005 the total of investments in liquid funds and cash at bank amounted to £456 million and in each case had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At March 31, 2005 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 4.77 per cent. Term deposits, money market funds and bank balances at March 31, 2005 include £226 million of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 4.02 per cent. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

As the deposit terms are short term, the carrying value at March 31, 2005 approximates the fair market value.

Foreign Exchange Risk Management

There are potential future foreign currency receivables in respect of the retentions outstanding from the sales of Bruce Power. When these cash flows become more certain in the future, the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

At March 31, 2005 there were no foreign exchange contracts in place.

At March 31, 2005 we had fuel commitments denominated in Euros. The underlying fuel purchase commitments as at March 31, 2005 are analyzed as follows:

	Expected Maturity Date						Fair Value at March 31,
Total fuel commitments per currency (millions) as at March 31, 2005	2006	2007	2008	2009	2010	Thereafter	2005
Euros	0	10	10	0	11	36	62

We do not have significant commodity price exposure in relation to our procurement of nuclear fuels.

Electricity Trading Risk Management

Electricity trading activities relate principally to supporting the generation business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders, with the principal objective of increasing the return on assets while minimizing the market risk associated with the output of the power stations.

Under BETTA, which took effect from April 1, 2005, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavorable prices. British Energy aims to sell all planned nuclear output forward and to minimize exposure to the balancing mechanism.

The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

While operating primarily as a flexible mid-merit plant, Eggborough provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from British Energy’s nuclear units at short notice; secondly, it provides the capability to adjust in a cost effective manner the Company’s total generation to meet the requirements of both wholesale and Direct Sales Business customers; and thirdly, it provides a capability that can be offered at short notice to the system operator via the balancing mechanism.

A sub-committee of the Board strictly monitors energy trading activities and risks which are controlled through delegated authorities within an overall energy trading risk management policy. There are procedures for setting limits on market and operational risks and managing credit exposure to trading and financial counterparties within clearly defined limits.

Credit risk

Credit risk represents the loss that the Company would incur if a counterparty failed to meet its contractual obligations.

The Company sells and purchases electricity through a variety of routes to market, primarily the DSB bilateral structured contracts and other contracts covered by Grid Trade Master Agreements (“GTMA”).

Direct Sales Business.    The DSB sells electricity to large Industrial and Commercial customers. These contracts are typically of 12 month’s duration, invoiced on a monthly basis. Normally there are no credit support arrangements contained within these contracts. However, the Company has credit insurance in place to minimize losses from the failure of customers. At March 31, 2005, approximately 50 per cent. (or approximately £70 million) of the accounts receivable from these customers was insured.

Grid Trade Master Agreements.    Bilateral structured contracts are normally based upon Grid Trade Master Agreement (“GTMA”) terms and conditions. These can contain specific credit support requirements for both counterparties, which seek to minimize the Company’s exposure to credit default, while also, in certain contracts, seeking to limit the requirement of the Company to provide credit support.

The GTMA is an industry standard set of terms and conditions containing, among other terms, clauses stipulating credit support requirements. Counterparties with an Investment Grade rating (from

Standard and Poor’s and/or Moody’s) are not generally required to provide credit support for trading activities. Those counterparties without an Investment Grade rating, however, are required to provide credit support in a form acceptable to the other counterparty. This normally takes the form of either a Parent Company Guarantee from an Investment Grade rated affiliate, a Letter of Credit from a bank, or cash. Where the Company transacts with a counterparty that does not have an Investment Grade rating, then one of these forms of credit support is obtained.

The Company’s policy is to manage credit exposure to trading counterparties within clearly defined limits. A sub-committee of the Executive Committee strictly monitors electricity trading activities which are controlled through delegated authorities and procedures, and which include specific criteria for the management of counterparty credit exposures. All of the Company’s counterparties are assigned an internal credit limit, based either upon the counterparty credit rating and net worth, or upon the limit of credit support provided by that counterparty. It is the Company’s policy never to trade above these limits without specific prior authority from the aforementioned sub-committee. A daily report is produced detailing the credit exposure to each counterparty, which is reviewed by management. Specific trigger points dictate certain activities to ensure that credit limits are not breached.

The Company is also exposed to credit risk from its cash balance. As at March 31, 2005, the Company had collateral backed by £155 million on deposit with one UK financial institution. The Company is looking to manage this risk by diversifying the number of institutions which will back its collateral. In addition to the cash on deposit for collateral, the Company holds cash with a number of other financial institutions.

Trading objectives

During the year the overriding concern of the Company was to reduce the Company’s exposure to potential falls in the market price of electricity. Therefore a prudent trading strategy was adopted to sell forward a high proportion of the Company’s output. As a result the Company has not fully benefited from the more recent rises in market prices. The Company has continued with its trading strategy to reduce exposure to volatility in medium-term market prices, utilizing diverse routes to market while minimizing the amount of trading collateral required. The routes to market include direct sales to industrial and commercial customers, contracting in the wholesale market, and long-term contracts together with sales of balancing and ancillary services to National Grid. There are contracts in place for substantially all planned production in 2005/06. A large majority of these are fixed-price contracts. As of March 31, 2005 and June 30, 2005, the average price of the fixed-price contracts for 2005/06 was £26.4/MWh and £29.8/MWh, respectively.

Equity Risk Management

Following completion of the Restructuring, our liabilities in respect of the decommissioning of our stations are now governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF. As a consequence, our level of obligation for decommissioning liabilities is pre-determined, and is not subject to fluctuations in the values of assets held by the NLF.

At March 31, 2005 we reported a pension liability of £456 million related to our employee Pension Schemes. At that date the Pension Schemes’ assets were valued at £1,971 million of which £1,616 million was held in equities and bonds. The level of employer contributions to the pension schemes was formally confirmed following the triennial actuarial valuation with an effective date of March 31, 2004.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

(None).

ITEM 15.    CONTROLS AND PROCEDURES

The New Bonds issued by British Energy Holdings plc to certain creditors under the terms of the Restructuring require the Company to comply with the provisions of s404 of the United States Sarbanes-Oxley Act. Accordingly, management’s report on its s404 attestation is set out below.

Management’s Report On Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes of conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2005. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based on management’s assessment and the criteria set forth in the COSO Internal Control-Integrated Framework, we believe that, as of March 31, 2005 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2005 has been audited by PricewaterhouseCoopers LLP, United Kingdom, an independent registered public accounting firm, as stated in their report on pages F-2 and F-3 of this Annual Report.

ITEM 16.    RESERVED

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ian Harley and John Delucca are “audit committee financial experts.” Our Board of Directors considers both Mr Harley and Mr Delucca to be independent. For further biographical details see Item 6—Directors, Senior Managers and Employees.

ITEM 16B.    CODE OF ETHICS

British Energy has a written code of conduct that applies to all of our employees, including our directors, Chief Executive Officer and Chief Financial Officer. British Energy recognizes that the senior financial officers of the group hold an important and elevated role in corporate governance. As such they are subject to the Code of Ethics for Senior Financial Officers in addition to the code of conduct. The Code of Ethics for Senior Financial Officers was adopted in January 2005 and is available on our website: http://www.british-energy.com

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

It is our policy to engage PricewaterhouseCoopers LLP on assignments where their expertise with British Energy are important, or where they win work on a competitive basis. An analysis of auditors’ remuneration for the past three fiscal years ending March 31, 2003, 2004 and 2005 is as follows:

	2005		2004		2003
	£’000%		£’000%		£’000%
Audit Related Fees	3,477	36	768	14	695	23
Tax Fees	305	3	510	9	331	11
All Other Fees
— Creditors’ long form report	951	10	2,017	35	—	—
— Reporting accountant working capital report	1,149	12	1,208	21	532	17
— Review of Accounting for restructuring	1,977	21	1,114	20	1,111	36
— Prospectus	1,171	12	—	—	—	—
— Other non-audit services	579	6	80	1	409	13

	9,609	100	5,697	100	3,078	100

Audit Committee Pre-Approval Policy

A pre-approval policy for services performed by the auditors was approved by the Audit Committee on January 19, 2005. The policy describes the audit, audit related, tax, and other services permitted to be performed by the auditors, subject to the Audit Committee’s prior approval of the services and related fees. Requests for the auditors to perform services are submitted jointly by both management and the auditors. Any pre-approved services that would exceed the aggregate agreed fee amount require specific additional pre-approval by the Audit Committee. At each of its regular committee meetings, the Audit Committee reviews summaries of the pre-approved services being provided, along with the related fee being charged, by the auditors.

ITEM 16D.

Not Applicable

ITEM 16E.

Not Applicable

ITEM 17.    FINANCIAL STATEMENTS

See Item 18.

ITEM 18.    FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning at page F-1.

ITEM 19.

Exhibit Number	Description
1.01	British Energy Group plc’s Articles of Association.	Filed herewith

1.02	British Energy Group plc’s Memorandum of Association.	Filed herewith

4.01	The Deed of Amendment and Guarantee between British Energy Generation Limited, British Nuclear Fuels plc and British Energy plc dated March 31, 2003 (as amended on July 22, 2003) relating to the Agreement for the supply of Fuel for Use in Advanced Gas Cooled Reactors between Nuclear Electric Limited and BNFL dated June 3, 1997, as amended.	Incorporated by reference to British Energy plc’s annual report on Form 20-F filed in a prior year.

4.02	Agreement for the Supply of Fuel for Use in Advanced Gas Cooled Reactors from April 1, 2006 between British Energy Generation Limited, British Nuclear Fuels plc and British Energy plc dated March 31, 2003, (as amended).	Incorporated by reference to British Energy plc’s annual report on Form 20-F filed in a prior year.

4.03	Agreement for the Supply of Fuel for Use in Advanced Gas Cooled Reactors from April 1, 2006 between British Energy Generation (UK) Limited, British Nuclear Fuels plc and British Energy plc, dated March 31, 2003 (as amended).	Incorporated by reference to British Energy plc’s annual report on Form 20-F filed in a prior year.

4.04	Deed of Amendment and Guarantee between British Energy Generation (UK) Limited, British Nuclear Fuels plc and British Energy plc, dated March 31, 2003 (as amended) relating to the Agreement for the Supply of Fuel for Use in Advanced Gas Cooled Nuclear Reactors between Scottish Nuclear and BNFL dated March 30, 1995 as amended.	Incorporated by reference to British Energy plc’s annual report on Form 20-F filed in a prior year.

4.05	British Energy Generation Limited—Generation License[1]	Filed herewith.

4.06	Representative Nuclear Site License.	Incorporated by reference to British Energy plc’s annual report on Form 20-F filed in a prior year.

4.07	Purchase and Sale Agreement dated as of September 11, 2003 between British Energy Investment Limited and FPL Energy Nuclear Mid-Atlantic, LLC relating to the sale and purchase of 100 per cent of the shares of British Energy US Holdings Inc.	Incorporated by reference to British Energy plc’s annual report on Form 20-F filed in a prior year.

Exhibit Number	Description
4.08	Purchase and Sale Agreement dated as of October 10, 2003 between British Energy Investment Limited and Exelon Generation Company, LLC relating to the sale and purchase of 100 per cent of the shares of British Energy US Holdings Inc.	Incorporated by reference to British Energy plc’s annual report on Form 20-F filed in a prior year.

4.09	Government Restructuring Agreement dated October 1, 2003 between British Energy Plc, British Energy Generation (UK) Limited, British Energy Generation Limited, certain other British Energy Parties, the Nuclear Generation Decommissioning Fund Limited (to be renamed Nuclear Liabilities Fund Limited), the Trustees of the Nuclear Trust and the Secretary of State for Trade and Industry.	Incorporated by reference to British Energy plc’s annual report on Form 20-F filed in a prior year.

4.10	The British Energy Group plc Interim Deferred Bonus Plan 2005 dated November 28, 2004.	Filed herewith.

4.11	The British Energy Group plc Long Term Deferred Bonus Plan dated November 28, 2004.	Filed herewith.

4.12	British Energy Group plc Executive Share Option Plan 2004 (Parts one and two) dated November 28, 2004.	Filed herewith.

4.13	British Energy Group plc Employee Share Option Plan 2004 dated November 28, 2004.	Filed herewith.

4.14	Master purchase agreement in respect of the disposal of the Bruce group dated January 17, 2003 and made between British Energy, BEIHL, BECL, Bruce Power, Cameco Corporation, BPC Generation Infrastructure Trust, Ontario Municipal Employees Retirement Board (“OMERS”) (as guarantor for BPC), TransCanada Pipelines Limited and 2020857 Ontario Inc.	Incorporated by reference to British Energy plc’s annual report on Form 20-F filed in a prior year.

4.15	Deed relating to the decision of the Commission of the European Communities, dated October 8, 2004.*	Filed herewith.

4.16	Deed of Amendment between Barclays Bank PLC (as Bank) and British Energy Generation Limited (as Seller) relating to a Master Trade Receivables Financing Facility dated August 25, 2004, amended and restated on October 8, 2004, amended on November 8, 2004, and amended to transfer certain rights on 1 April 2005.	Filed herewith.

Exhibit Number	Description
4.17	Debenture dated 8 September 2000 and made between Eggborough Power Ltd., British Energy plc, BEPET and the Security Trustee.	Filed herewith.

4.18	The Assignment of the Share Purchase Agreement and Tax Deed of Covenant dated September 8, 2000 and made between Eggborough Power (Holdings) Ltd. and the Security Trustee.	Filed herewith.

4.19	The mortgage of shares dated September 8, 2000 and made between Eggborough Power (Holdings) Ltd and the Security Trustee.	Filed herewith.

4.20	Heads of Agreement dated September 30, 2004 and made between British Energy plc, the ad hoc bondholder committee and Polygon Investment Partners LLP, Polygon Global Opportunities Master Fund and Polygon Investment Partners LP.	Filed herewith.

4.21	Warrant instrument relating to warrants to subscribe for ordinary shares of 98 pence each in British Energy Group PLC dated January 14, 2005.	Filed herewith.

4.22	Nuclear Liabilities Funding Agreement dated January 14, 2005 between the Secretary of State, NLF, BEG (UK), BEG, British Energy Group plc and British Energy Holdings plc.	Filed herewith.

4.23	Historic Liabilities Funding Agreement dated January 14, 2005 between the Secretary of State, BEG (UK), BEG, British Energy Group plc and British Energy Holdings plc.*	Filed herewith.

4.24	Contribution Agreement dated January 14, 2005 between the Secretary of State, NLF, BEG (UK), BEG, British Energy Group plc and British Energy Holdings plc.	Filed herewith.

4.25	Debenture dated January 14, 2005 between the Secretary of State, the NLF and the Obligors (as defined in Schedule 1 therein).	Filed herewith

4.26	Option Agreement dated January 14, 2005 between the Secretary of State, BEG (UK), BEG, British Energy Group plc and British Energy Holdings plc.*	Filed herewith.

4.27	Guarantee and Indemnity dated January 14, 2005 between the Secretary of State, NLF and the guarantors (as defined in Schedule 1 therein).	Filed herewith.

Exhibit Number	Description
4.28	Amended and Restated Credit Agreement to Credit Agreement originally dated July 13, 2000 as amended and restated by an amendment and restatement agreement dated September 30, 2004 for £150,000,000 Facility between Eggborough Power Limited as Borrower and Barclays Capital as Arranger and Barclays Bank Plc as Agent and Security Trustee.*	Filed herewith.

4.29	Capacity and Tolling Agreement between BEPET and Eggborough Power Ltd dated September 30, 2004.*	Filed herewith.

4.30	Asset Option Agreement between Eggborough Power Ltd (the Seller), Barclays Bank plc (as agent and security trustee for the finance parties) (the Buyer) and BEPET, dated September 30, 2004.*	Filed herewith.

4.31	Share Option Agreement made between Eggborough Power (Holdings) Ltd (the Seller), Barclays Bank plc (as agent and security trustee for the finance parties) (the Buyer), Eggborough Power Ltd and BEPET dated September 30, 2004.*	Filed herewith.

4.32	Debenture between Eggborough Power Limited, British Energy Power and Energy Trading Limited, Eggborough Power (Holdings) Limited and Barclays Bank plc as Security Trustee entered into subject to and with the benefit of the terms of an Intercreditor deed originally dated September 8, 2000 as amended by an Amendment and Restatement deed dated September 30, 2004.	Filed herewith.

4.33	The Deed of Assignment and mortgage dated September 30, 2004 between Eggborough Power (Holdings) Ltd and Barclays Bank plc.*	Filed herewith.

4.34	The Amended and Restated Intercreditor Agreement dated September 30, 2004 between Eggborough Power Ltd., Eggborough Power (Holdings) Ltd., BEPET and the Eggborough Banks.*	Filed herewith.

Exhibit Number	Description
4.35	The Amendment and Restatement Agreement dated September 30, 2004 between, amongst others, Eggborough Power Ltd., BEPET, Eggborough Power (Holdings) Ltd., Barclays Capital, Barclays Bank plc and certain other financial institutions listed in Schedule 1 thereto amending and restating the Credit Agreement originally dated July 13, 2000.	Filed herewith.

4.36	The First Security Assignment dated September 30, 2004 between Eggborough Power (Holdings) Limited and British Energy Holdings plc.	Filed herewith.

4.37	The Second Security Assignment dated September 30, 2004 between Eggborough Power Ltd and Eggborough Power (Holdings) Ltd.	Filed herewith.

4.38	The Share Subscription Deed dated September 30, 2004 between Eggborough Power Ltd, Eggborough Power (Holdings) Ltd., British Energy Group plc, British Energy Holdings Ltd and Barclays Bank plc.*	Filed herewith.

4.39	The Deed of Termination dated September 30, 2004 between, amongst others, British Energy plc, BEPET, Eggborough Power (Holdings) Ltd., Eggborough Power Ltd., the Agent, the Security Trustee and the Eggborough Banks.	Filed herewith.

4.40	The Accounts Agreement between Eggborough Power Ltd. and Barclays Bank PLC (acting as Agent and Account Bank) dated September 30, 2004.*	Filed herewith.

4.41	Agreement for the Sale and Purchase of the Direct Supply and Export Consolidation Business dated March 30, 2005 among BEG, BEPET and BEDL.	Filed herewith.

4.42	Agreement between British Energy Generation (UK) Limited and British Energy Generation Limited for the Acquisition of Substantially All the Business and Associated Assets of British Energy Generation (UK) Limited dated June 27, 2005.	Filed herewith.

4.43	Standard Security Agreement dated 14 January 2005 by British Energy Generation (UK) Limited in favour of Nuclear Generation Decommissioning Fund Limited regarding the Torness Power Station.	Filed herewith.

Exhibit Number	Description
4.44	Standard Security Agreement dated 14 January 2005 by British Energy Generation (UK) Limited in favour of Nuclear Generation Decommissioning Fund Limited regarding the Hunterston B Power Station.	Filed herewith.

4.45	Standard Security Agreement dated 27 June 2005 by British Energy Generation Limited in favour of NLF regarding the Torness Power Station.	Filed herewith.

4.46	Standard Security Agreement dated 27 June 2005 by British Energy Generation Limited in favour of NLF regarding the Hunterston “B” Power Station.	Filed herewith.

6.01	Earnings per share: The information set forth under the heading “(Loss)/Earnings per Share” in Note 16 to the Consolidated Financial Statements is incorporated herein by reference.	Incorporated by reference as indicated.

8.01	List of subsidiaries of British Energy Group plc.	Filed herewith.

12.01	Certification of William Coley, Chief Executive Officer of British Energy Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

12.02	Certification of Stephen Billingham, Chief Financial Officer of British Energy Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

13.01	Certification by Chief Executive Officer of British Energy Group plc of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.

13.02	Certification by Chief Financial Officer of British Energy Group plc of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.

15.01	Service Agreement for Executive Director between British Energy plc and Michael Alexander.	Filed herewith.

15.02	Draft Service Agreement for Executive Director between British Energy Group plc and William Coley.	Filed herewith.

Exhibit Number	Description
15.03	Contract of Employment between British Energy plc and Neil O’Hara dated March 3, 2004.	Filed herewith.

15.04	Contract of Employment between British Energy plc and Sally Smedley dated February 8, 1999.	Filed herewith.

15.05	Service agreement for Executive Director between British Energy plc and Stephen Billingham dated October 13, 2004.	Filed herewith

15.06	Service Agreement for Executive Director between British Energy plc and Roy Anderson dated October 5, 2004.	Filed herewith

15.07	Service Agreement for Executive Director between British Energy plc and David Gilchrist dated 26 September 2001.	Filed herewith

15.08	Service Agreement for Executive Director between British Energy plc and Martin Gatto dated December 1, 2003.	Filed herewith

[1]	All subsequent amendments or modifications to the standard conditions can be found on the Ofgem website (www.ofgem.gov.uk).
*	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commission.

The registrant agrees to furnish to the Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of British Energy Group plc and its consolidated subsidiaries.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY GROUP plc

By:	/s/ Stephen Billingham
Name:	Stephen Billingham
Title:	Finance Director

July 28, 2005

US FORM 20-F

Consolidated Financial Statements

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF BRITISH ENERGY GROUP PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of British Energy Group plc:

We have completed an integrated audit of British Energy Group plc’s 2005 consolidated financial statements and of its internal control over financial reporting as of March 31, 2005 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinion, based on our audit, is presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheet and the related statements of operations, of shareholders’ equity/(deficit) and comprehensive income/(loss) and of cash flows, present fairly, in all material respects, the financial position of British Energy Group plc and its subsidiaries at March 31, 2005, and the results of their operations and their cash flows for the period from January 15, 2005 to March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting (Item 15), that the Company maintained effective internal control over financial reporting as of March 31, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Edinburgh, United Kingdom

July 28, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of British Energy Group plc:

We have audited the accompanying consolidated balance sheet of British Energy plc and its subsidiaries as of March 31, 2004 and the related consolidated statements of operations, of shareholders’ equity/(deficit) and comprehensive income/(loss) and of cash flows for each of the two years in the period ended March 31, 2004 and for the period from April 1, 2004 to January 14, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of British Energy plc and its subsidiaries at March 31, 2004 and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2004 and for the period from April 1, 2004 to January 14, 2005, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 8, British Energy plc prospectively adopted Financial Accounting Standard No.143, Accounting for Asset Retirement Obligations, effective April 1, 2003.

PricewaterhouseCoopers LLP

Edinburgh, United Kingdom

July 28, 2005

BRITISH ENERGY GROUP PLC

CONSOLIDATED BALANCE SHEETS

		Successor	Predecessor
	Note	March 31, 2005	March 31, 2004
		(In £ millions)
ASSETS
Current Assets
Cash and cash equivalents		230	276
Restricted cash		226	297
Accounts receivable—net	3	105	119
Unbilled revenues		166	149
Inventory—net	4	64	97
Prepaid assets		21	5
Other current assets		40	10

Total current assets		852	953

Property, Plant and Equipment—net	5	3,923	1,128

Nuclear liabilities fund	6	782	440
Nuclear liabilities receivable		2,312	—
Other assets		7	39

Total Assets		7,876	2,560

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities
Long-term debt due within one year	7	50	197
Accounts payable		129	180
Accrued expenses		255	190
Asset retirement obligations due within one year	8	181	554
Other current liabilities	9	270	391

Total current liabilities		885	1,512

Long-Term Debt—net of current portion	7	626	662

Deferred Credits and Other Liabilities
Asset retirement obligations	8	4,215	1,468
Pension obligation	10	456	152
Deferred tax	11	57	179
Other long-term obligations	9	220	56

Total deferred credits and other liabilities		4,948	1,855

Commitments and Contingencies	19

Shareholders’ Equity/(Deficit)	12
“A” Shares, £0.60 par value, 720,339,029 shares authorized, 155,660,598 issued and outstanding		—	93
Common stock, £0.44 28/43 par value, 991,679,020 shares authorized, 620,362,444 issued and outstanding		—	277
Common stock, £0.10 par value, 2,800,000,000 shares authorized, 561,315,459 issued and outstanding		56	—
Additional paid in capital		1,435	499
Warrants		51	—
Retained losses		(122)	(2,050)
Treasury stock at cost (434,701 shares of common stock, par value £0.10, at March 31, 2005 and 46,192,413 shares of common stock, par value £0.44 28/43, at March 31, 2004)		(3)	(159)
Accumulated other comprehensive loss		—	(129)

Total shareholders’ equity/(deficit)		1,417	(1,469)

Total Liabilities and Shareholders’ Equity/(Deficit)		7,876	2,560

See the accompanying notes to Consolidated Financial Statements

BRITISH ENERGY GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

		Successor	Predecessor
	Note	January 15, 2005 through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
		(In £ millions, except per share amounts)
Operating Revenues
Operating revenues		482	1,222	1,516	1,528

Operating Expenses
Fuel costs		(127)	(507)	(532)	(1,050)
Staff costs		(81)	(233)	(272)	(228)
Operating and maintenance expenses		(101)	(390)	(451)	(598)
Depreciation and amortization		(73)	(87)	(101)	(300)
Energy supply costs		(73)	(229)	(260)	(184)
(Loss)/gain from movements in derivative commodity contracts	14	(171)	37	(90)	(112)
Other operating expenses		(16)	—	—	—
Impairment of property, plant and equipment		—	—	—	(6,680)

Total operating expenses		(642)	(1,409)	(1,706)	(9,152)

Operating loss		(160)	(187)	(190)	(7,624)
Equity in net earnings of joint venture	15	—	—	51	60
Interest income		5	15	11	9
Interest expense		(10)	(79)	(60)	(268)

Loss from Continuing Operations Before Income Tax Benefit/(Charge)		(165)	(251)	(188)	(7,823)
Income tax benefit/(charge) from continuing operations	11	43	24	110	(30)
Discontinued Operations
Income from discontinued operations net of tax	15	—	—	—	59
Gain/(loss) from disposal of discontinued operations		—	1	—	(6)

Loss Before Cumulative Effect of Change in Accounting Principle		(122)	(226)	(78)	(7,800)
Cumulative effect of change in accounting principle		—	—	7,913	—
Tax on cumulative effect of change in accounting principle		—	—	(273)	—

Net (Loss)/Income		(122)	(226)	7,562	(7,800)

Loss per share from continuing operations—basic and diluted	16	£(0.22)	£(0.38)	£(0.13)	£(13.05)
(Loss)/earnings per share—basic and diluted	16	£(0.22)	£(0.38)	£12.56	£(12.96)

See the accompanying notes to Consolidated Financial Statements

BRITISH ENERGY GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	January 15, 2005 through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
	(In £ millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(122)	(226)	7,562	(7,800)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation and amortization (including amortization of nuclear fuel)	73	87	101	300
Impairment of property, plant and equipment	—	—	—	6,680
Cumulative effect of change in accounting principle	—	—	(7,640)	—
Income from joint venture	—	—	(200)	(57)
Net (gains)/losses on sales of equity investments and other assets	—	(1)	118	6
Deferred tax	(43)	(24)	(110)	52
Pension expense	8	32	50	19
Stock compensation expense	—	(1)	—	—
Employee severance provision	17	9	—	—
Loss/(gain) from movements in derivative contracts and interest rate swaps	171	(37)	90	112
Loss from movements in other contracts	16	—	—	—
Accretion of nuclear liabilities	52	247	244	193
Changes in operating assets and liabilities:
Accounts receivable	183	(172)	51	307
Unbilled revenues	(122)	105	(12)	(17)
Liabilities discharged	(185)	(122)	(60)	418
Nuclear liabilities receivable	155	—	—	—
Inventory	5	(5)	(8)	88
Other assets	(3)	(24)	(9)	215
Fuel asset	18	(7)	18	49
Accounts payable and accrued expenses	(96)	65	18	(140)
Other liabilities	(16)	(24)	(55)	(152)

Net cash provided by/(used in) operating activities	111	(98)	158	273

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of investments	—	4	171	262
Proceeds from sale of property, plant and equipment	7	—	—	—
Amounts placed on/(released from) restricted use term deposit	64	12	(88)	(209)
Contributions to nuclear liabilities funds	(5)	(15)	(19)	(18)
Purchase of property, plant and equipment	(35)	(66)	(70)	(282)

Net cash provided by/(used in) investing activities	31	(65)	(6)	(247)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short term debt	(4)	—	—	(1)
Repayments of long term debt	(24)	—	—	(79)
Payments on bank overdraft	—	—	(7)	(54)
Proceeds from sale of treasury stock	3	—	—	—
Dividends paid on common equity	—	—	—	(31)

Net cash used in financing activities	(25)	—	(7)	(165)

Net increase/(decrease) in cash and cash equivalents	117	(163)	145	(139)
Cash and cash equivalents at beginning of period	113	276	131	270

Cash and cash equivalents at end of period	230	113	276	131

Supplemental information
Cash paid during the period for:
Interest and related charges, including capitalized amounts	11	72	85	91

Income taxes	—	—	12	—

Non cash investing and financing activities:
Consideration for purchase of British Energy plc	1,536	—	—	—

See the accompanying notes to Consolidated Financial Statements

BRITISH ENERGY GROUP PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) AND COMPREHENSIVE INCOME/(LOSS)

	“A” Shares		Common Stock		Treasury Stock		Additional Paid In Capital	Accumulated Other Comprehensive (Loss)/Income		Retained Losses	Total	Comprehensive (Loss)/Income
	Shares	Amount	Shares	Amount	Shares	Amount			Warrants
	No.	£	No.	£	No.	£	£	£	£	£	£	£
	(In millions)
Predecessor
Balance at April 1, 2002	156	93	620	277	(46)	(159)	499	18	—	(1,780)	(1,052)
Net loss for year	—	—	—	—	—	—	—	—	—	(7,800)	(7,800)	(7,800)
Other comprehensive loss, net of tax:
Translation adjustments for year	—	—	—	—	—	—	—	—	—	—	—	(25)
Unrealized gains on securities for year net of tax	—	—	—	—	—	—	—	—	—	—	—	21
Additional minimum pension liability	—	—	—	—	—	—	—	—	—	—	—	(249)

Other comprehensive loss								(253)		—	(253)	(253)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(8,053)

Dividends	—	—	—	—	—	—	—	—	—	(32)	(32)

Balance at March 31, 2003	156	93	620	277	(46)	(159)	499	(235)	—	(9,612)	(9,137)

Net income for year	—	—	—	—	—	—	—	—	—	7,562	7,562	7,562
Other comprehensive income, net of tax:
Translation adjustments for year	—	—	—	—	—	—	—	—	—	—	—	(15)
Unrealized gains on securities for year net of tax	—	—	—	—	—	—	—	—	—	—	—	87
Additional minimum pension liability	—	—	—	—	—	—	—	—	—	—	—	34

Other comprehensive income								106			106	106

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	7,668

Balance at March 31, 2004	156	93	620	277	(46)	(159)	499	(129)	—	(2,050)	(1,469)

Net loss for period	—	—	—	—	—	—	—	—	—	(226)	(226)	(226)
Other comprehensive loss, net of tax:
Unrealized gains on securities for the period net of tax	—	—	—	—	—	—	—	—	—	—	—	63
Additional minimum pension liability	—	—	—	—	—	—	—	—	—	—	—	(106)

Other comprehensive loss	—	—	—	—	—	—	—	(43)	—	—	(43)	(43)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(269)

Non-cash compensation	—	—	—	—	—	—	(1)	—	—	—	(1)

Balance at January 14, 2005	156	93	620	277	(46)	(159)	498	(172)	—	(2,276)	(1,739)
Restructuring adjustments	(156)	(93)	(59)	(221)	45	153	937	172	51	2,276	3,275

Successor	—	—	561	56	(1)	(6)	1,435	—	51	—	1,536
Net loss for the period	—	—	—	—	—	—	—	—	—	(122)	(122)	(122)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(122)

Sale of treasury stock	—	—	—	—	1	3	—	—	—	—	3

Balance at March 31, 2005	—	—	561	56	0	(3)	1,435	—	51	(122)	1,417

See the accompanying notes to Consolidated Financial Statements

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

British Energy plc completed its Restructuring on January 14, 2005 and on that date was acquired by British Energy Group plc (the “Company”), a new parent company for the Group. The Company is the UK’s largest generator of electricity, producing approximately one fifth of the UK’s electricity and employing over 5,400 staff. The Company owns and operates eight nuclear power stations and one coal fired power station in the UK. The Company’s power stations have a combined capacity of approximately 11,600 MW.

The Company uses a variety of sales channels in the UK, including the wholesale market, direct sales and long term contract sales.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The consolidated financial statements include, after eliminating inter company transactions and balances, the accounts of British Energy Group plc and all its subsidiaries. The Company consolidates all majority-owned and controlled subsidiaries and uses the equity method of accounting for joint ventures and investments in associated companies over which the company has significant influence, but does not have effective control and is not the primary beneficiary.

The Company completed its Restructuring on January 14, 2005 (the “Restructuring Effective Date”). Pursuant to the Restructuring a new entity was created and was used to acquire British Energy plc. The Restructuring was thus accounted for as a business combination under FASB Statement No. 141, Business Combinations (“SFAS 141”). The carrying values of the assets and liabilities were adjusted to their fair values. Since the Restructuring materially changed the carrying values recorded in the Company’s consolidated balance sheet, the terms “Successor” and “Predecessor” are used to distinguish the consolidated financial statements for periods after the Restructuring from the consolidated financial statements prior to the Restructuring. The terms “Predecessor” refers to the Company and its subsidiaries for periods prior to and including January 14, 2005. The terms “Successor” refers to the Company and its subsidiaries for periods including and subsequent to January 15, 2005.

The accounting policies being applied by the Successor are, in some cases, different to those which were applied by the Predecessor and have been identified in the notes below.

See Note 2 for a presentation of the unaudited pro forma financial information illustrating the effect of the Company’s Restructuring and the effect of implementing certain fair value accounting adjustments.

On February 14, 2003, British Energy plc disposed of its stake in Bruce Power Limited Partnership and Huron Wind Limited Partnership; therefore, their results up to the point of disposal have been classified as discontinued operations within prior reporting periods. All other activities of the Company have been shown as continuing activities.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates include amounts for Restructuring activity, nuclear liabilities and decommissioning, property, plant and equipment, and pensions.

Cash and Cash Equivalents

The Company considers cash on deposit and all temporary cash investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash is primarily held for trading collateral purposes. The Company had restricted cash of £226 million at March 31, 2005 and £297 million at March 31, 2004.

Accounts Receivable

Accounts receivable are stated at cost less the allowance for doubtful accounts. No interest has been charged on accounts receivable.

Unbilled Revenues

Unbilled revenues, in connection with the direct sales business, are recognised on revenue that has been earned through contracted arrangements, but not yet billed due to the timing of the period end.

Inventory

Successor Company

At the Restructuring Effective Date, inventory was recorded at fair value. Inventory consists of coal held for electrical generation and stores. Inventory is stated at cost (first-in, first-out or average cost), but not in excess of realizable value. A provision for inventory is recorded based on the life and residual value of parts. In addition, inventory is assessed for obsolescence based on historical usage patterns and projected utilization of the parts and written off as appropriate.

Predecessor Company

Prior to the Restructuring, inventory also included strategic spares, which are pieces of equipment integral to power station operation (such as turbines and gas circulators) that are held for repair and maintenance purposes. Subsequent to the Restructuring, the Successor Company classified strategic spares within property, plant and equipment so as to reflect the long-term nature of the assets.

Property, Plant and Equipment

Property, plant and equipment is comprised of assets acquired or constructed by the Company. Expenditures of a capital nature incurred to improve operational performance, safety, or to meet increased regulatory standards are also capitalized. Interest on major capital projects is included in the cost of the property, plant and equipment from the date of cash settlement until that date of commissioning. Other expenditures, including those incurred on preliminary studies and on the initiation of new technologies not yet adopted, are charged to operations as incurred.

Property, plant and equipment (other than assets in the course of construction) are stated in the balance sheet at cost less accumulated depreciation. In the Successor period, property, plant and equipment is stated at cost, or the then-fair value for the assets acquired at Restructuring, less accumulated depreciation. Accumulated depreciation includes additional charges made where necessary to reflect impairment in value. Assets in the course of construction are stated at cost.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The charge for depreciation of property, plant and equipment is on a straight line basis after taking into account provisions for salvage value, over their estimated useful lives. Upon retirement or disposal of property, plant and equipment, the related costs and accumulated depreciation are removed from the respective accounts and any gains or losses are included in the statements of operations.

The asset lives adopted are subject to regular review and for the year ended March 31, 2005 were as follows:

	Successor	Predecessor
AGR power stations	6-18 years	25-35 years
PWR power station	30 years	40 years
Coal power station	11 years	12 years
Other buildings	30 years	40 years
Other plant and equipment	18 months-5 years	5 years

In the Successor period, overhaul costs, being the costs incurred in relation to statutory outages, are capitalized in other plant and equipment and depreciated over the period until the next statutory outage. For AGR power stations, this depreciation period is three years and for the PWR power station is eighteen months. Overhaul costs for planned outages at Eggborough are capitalized in other plant and equipment and depreciated over the four-year period until the next planned outage.

Subsequent to the Restructuring, strategic spares are included within the power stations category and are carried at the lower of cost, or the then-fair value for assets as a result of the Restructuring, and net realizable value and depreciated over the life of the asset to which they relate.

Capitalized Interest

Interest incurred on borrowings, which could have been avoided if the expenditure on the asset had not been made, is included in property, plant and equipment and depreciated over the lives of the related assets. The amount of interest capitalized is determined by reference to average interest rates on outstanding long-term borrowings.

Impairment of Long-Lived Assets

The carrying values of long-lived assets are reviewed for impairment whenever indications of impairment exist in accordance with the requirements of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). The carrying value of long-lived assets is considered impaired when the projected undiscounted cash flows are less than the carrying value. In that event, a loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value. Fair value is determined primarily by available market valuations or discounted cash flows.

Nuclear Liabilities Fund

Successor Company

The Company makes contributions into an independently administered investment fund, the Nuclear Liabilities Fund (“NLF”), to fund, among other matters, the costs of decommissioning its nuclear power stations. The Company accounts for the NLF and contributions to it by applying deposit accounting principles similar to AICPA Statement of Position No. 98-7, Deposit Accounting: Accounting

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk (“SOP 98-7”). SOP 98-7 requires the use of deposit accounting for insurance contracts with an indeterminate risk. Contributions to the NLF are considered premiums paid for the Nuclear Liabilities Receivable and are accounted for as a deposit until the amount of coverage can be estimated and the premium allocated to the coverage provided. The assets held by the NLF are recorded at fair value on the Balance Sheet with both realized and unrealized gains and losses from these assets recorded in the Statement of Operations.

Predecessor Company

Prior to the Restructuring, the Company made contributions to a decommissioning fund and accounted for this fund as an investment on the balance sheet. The investments were accounted for as available-for-sale securities in accordance with FASB Statement No. 115, Accounting for certain investments in Debt and Equity Securities (“SFAS 115”) and these securities were reported at their estimated fair value in the Company’s balance sheet under “Decommissioning Fund.” Using the specific identification method to determine cost, realized gains and losses from these securities were included in the Statements of Operations. Unrealized gains and losses were excluded from income until realized and reported as a separate component of shareholders’ equity.

Nuclear Liabilities Receivable

Pursuant to the Government Restructuring Agreement in connection with the Restructuring, the UK Government (“Secretary of State”) will fund certain historic nuclear liabilities that existed as at the Restructuring Effective Date. As a result, the Company has recognized a Nuclear Liabilities Receivable for the amounts due from the Secretary of State as these amounts are known and measurable.

Financial Instruments and Derivatives

FASB Statement No. (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities—deferral of the effective date of FASB Statement No. 133, SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS 149, Amendment of Statement 133 on Derivative Instrument and Hedging Activities, (hereinafter referred to collectively as “SFAS 133”) were adopted by the Company effective April 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities. The Company has also adopted EITF 02-3, Accounting for Contracts Involved in Energy Trading and Risk Management Activities, and, to the extent that EITF 02-3 has been superseded, EITF 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not “Held for Trading Purposes” as defined in Issue No. 02-03.

The Company uses derivative and non-derivative financial instruments to manage its foreign currency, commodity price and interest rate exposures.

As described more fully in Note 14, the Company generally recognizes all derivatives which do not qualify for the Normal Purchase Normal Sale exemption on the balance sheets at their fair value with the change in fair value recognized in the Statement of Operations.

At the Restructuring Effective Date, all derivative contracts, outstanding at that time including those which qualify for the Normal Purchase Normal Sale exemption, were recorded at fair value.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Severance Charges

The Company initiated a plan in March 2005 which will involve selected voluntary severance and some selected voluntary early retirements. The Company recognizes a liability for costs associated with an exit or disposal activity when the liability is incurred as required under FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The liability is relieved as qualifying payments are made.

Asset Retirement Obligations

The Company adopted the provisions of FASB Statement No. 143, Asset Retirement Obligations (“SFAS 143”), on April 1, 2003. SFAS 143 provides the accounting requirements for asset retirement obligations associated with tangible, long-lived assets. The Company records the estimated fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which the liabilities are incurred. The corresponding asset retirement costs are incorporated as part of the book value of the related long-lived asset. The estimated costs include the demolition and site clearance of the stations’ radioactive facilities and the management of spent nuclear fuel and waste.

The Company is required to adjust the asset retirement obligation to its present value in subsequent periods as accretion expense is recorded. Corresponding increases in asset book values are depreciated over the remaining useful life of the related asset. Uncertainties as to the probability, timing or amount of cash flows associated with an asset retirement obligation affect the estimate of fair value.

Emissions Trading Scheme

Beginning January 1, 2005, the Company is subject to the European Union Emissions Trading Scheme (“ETS”). The Company received notification from the National Emissions-Trading Agency that it is entitled to receive allowances to emit 4.54 million tonnes of CO2, in connection with the Eggborough Station, during the compliance period 2005 through 2007. As of January 1, 2005, the Company began to monitor its CO2 emissions and surrender ETS allowances equal to its actual annual emissions of CO2 within four months from the end of the calendar year in which such emissions arose. In any year, the Company may not exceed its ETS allowances for that year unless it has purchased additional allowances to cover such excess emissions. The Company recognizes a liability at current allowance prices to the extent that actual emissions exceed the allowances retained.

Pensions and Other Post-retirement Benefits

The Company accounts for its defined benefit pension plans using FASB Statement No. 87, Employer’s Accounting for Pensions (“SFAS 87”) and the disclosure requirements under FASB Statement No. 132 (revised), Employer’s Disclosures about Pensions and other Post Retirement Benefits (“SFAS 132R”), an Amendment of FASB Statements 87, 88 and 106. Under SFAS 87, pension expense is recognized on an accrual basis over the employee’s approximate service periods. SFAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed. SFAS 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from the transition. Disclosure of the components of periodic pension cost and the funded status of the pension plans are also required. In applying purchase accounting at Restructuring, a pension liability was recognized for the projected benefit obligation in excess of plan assets.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company accounts for income taxes using the liability method. Under this method deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates in effect for years in which differences are expected to reverse. Deferred income tax expense/(credit) represents the change in net deferred tax assets and liabilities during the year. The Company recognizes a valuation allowance against such deferred tax assets when it is “more likely than not” that such assets will not be recovered.

Employee Stock Compensation Plans

The Company accounts for its stock compensation plans in accordance with FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), using the Black-Scholes option-pricing model, under which a fair value is calculated for the share option schemes as at the grant date of the options. The fair value is charged to operations over the period from the date the options were granted to the date at which the options are expected to vest. The corresponding credit is included in shareholders’ equity.

Treasury Stock

Successor Company

As a result of the Restructuring treasury stock was recorded at fair value as at the Restructuring Effective Date.

Predecessor Company

Treasury shares are held by a wholly-owned subsidiary trust and are purchased in anticipation of issuances under employee stock compensation plans. The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The weighted average method is used on the subsequent reissuance of shares and any resulting gains or losses are credited or charged to retained earnings. Treasury stock activity is presented in the consolidated statements of shareholders’ equity.

Revenue Recognition

Revenue represents sales of electricity, net of electricity purchases, and sales of other related goods. Revenue is shown net of value added tax and climate change levy.

The revenues from the sale of electricity are recognized on the basis of the metered output supplied by the Company’s power stations during the accounting period. The income is matched with the cost of fuel burnt and other associated generation costs in each accounting period on an accrual basis. The revenues arising from direct supply sales are based on the metered consumption of each customer during the period and matched with the associated cost of producing and purchasing this volume of electricity. Wholesale generation and direct supply sales are recognized on an accruals basis with reference to meter readings or where required based on management’s best estimate of electricity supplied.

Fuel Costs

The Company incurs the following costs in relation to fuel:

Successor Company

Advanced Gas Cooled Reactors (“AGR”)

Front end fuel costs consist of the costs of procurement of uranium, conversion and enrichment services and fuel element fabrication. Fabrication costs comprise fixed and variable elements. All costs are capitalized into property, plant and equipment and are charged to operations in proportion to the amount of fuel burnt.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Spent fuel extracted from the reactors is sent for reprocessing and/or long-term storage and eventual disposal of resulting waste products. Back end fuel costs comprise the following:

(a)	a cost per tonne of uranium in AGR fuel, in respect of amounts payable on loading of fuel into any one of the AGR reactors.

(b)	a rebate/surcharge against the cost mentioned in (a) above that is dependent on the out-turn electricity price in the year.

The loading related cost and the rebate/surcharge is capitalized into property, plant and equipment and charged to the profit and loss account in proportion to the amount of fuel burnt.

Pressurized Water Reactor (“PWR”)

All front end fuel costs are variable and are charged to operations in proportion to the amount of fuel burnt.

Back end fuel costs are based on wet storage in station ponds followed by dry storage and subsequent direct disposal of fuel. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value. Back end fuel costs are capitalized into property, plant and equipment and are charged to operations in proportion to the amount of fuel burnt.

Un-burnt Fuel at Shutdown

Due to the nature of the nuclear fuel process there will be some un-burnt fuel in the reactors at station closure. The costs of this fuel (final core) are fully provided at the balance sheet date and any changes in the carrying value of nuclear fuel attributed to the final core are charged to operations in the year.

Coal

Fuel costs for coal are determined on a weighted average cost basis.

Predecessor Company

Advanced Gas Cooled Reactors (“AGR”)

Front end fuel costs consist of the costs of procurement of uranium, conversion and enrichment services and fuel element fabrication. Fabrication costs comprise fixed and variable elements. The fixed element is charged to operations as incurred and the variable element, other than for unburnt fuel at shutdown, is charged to operations in proportion to the amount of fuel burnt.

Spent fuel extracted from the reactors is sent for reprocessing and/or long-term storage and eventual disposal of resulting waste products. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value in respect of both the amount of irradiated fuel burnt during the year and an appropriate proportion of unburnt fuel which will remain in the reactors at the end of their lives. All back end fuel costs, other than for unburnt fuel at shutdown, are charged to operations in proportion to the amount of fuel burnt.

Pressurized Water Reactor (“PWR”)

All front end fuel costs are variable and, other than for unburnt fuel at shutdown below, are charged to operations in proportion to the amount of fuel burnt.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Back end fuel costs are based on wet storage in station ponds followed by dry storage and subsequent direct disposal of fuel. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value. All back end fuel costs, other than for unburnt fuel at shutdown, are charged to income in proportion to the amount of fuel burnt.

Un-burnt Fuel at Shutdown

Due to the nature of the nuclear fuel process there will be some un-burnt fuel in the reactors at station closure. The front end and back end costs of this fuel are charged to operations over the estimated useful life of each nuclear station on a straight line basis.

Coal

Fuel costs for coal are determined on a weighted average cost basis.

Bruce Power

Front end fuel costs are recognized when fuel is loaded into the reactor. The reactors are continually reloaded and as such this method closely reflects fuel burnt. Under the terms of the Bruce Power lease the responsibility for spent fuel, waste and decommissioning remains with Ontario Power Generation Inc. British Energy plc disposed of its interest in Bruce Power on February 14, 2003.

Energy Supply Costs

Annual commitments payable under Renewable Obligation Certificates are reflected in the statements of operations based on the volume of direct supply sales. Acquired certificates are recognized as assets on purchase and are offset against related obligation payments.

Research and Development

Research and development expenditures are charged to operations as incurred.

Foreign Currencies

The assets and liabilities of the Company denominated in foreign currencies are translated into Sterling at the rate of exchange ruling at the date of the balance sheet or at the contracted rate if applicable and revenues and expenses are translated at the average rates for the respective years.

Exchange gains and losses on translation of the Company’s subsidiary foreign currency financial statements are reported as a separate component of accumulated other comprehensive income/(loss) in shareholders’ equity. Foreign currency transaction gains and losses are recorded in the Statements of Operations.

Earnings/(Loss) Per Share

Basic and diluted earnings/(loss) per share are calculated in accordance with FASB Statement No. 128, Earnings Per Share (“SFAS 128”). Basic earnings/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding. Diluted earnings/(loss) per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted to common stock. Dilutive securities are excluded from the diluted earnings/(loss) per share calculation for items with a net loss due to their anti-dilutive effect.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Certain reclassifications have been made to the financial statements for the years ended March 31, 2004 and 2003 to conform to the periods from April 1, 2004 through January 14, 2005 and January 15 through March 31, 2005. These reclassifications had no effect on net income/(loss) or shareholders’ equity/(deficit) as previously reported.

New Accounting Pronouncements

Adopted during the year

The following new accounting standards were adopted by the Company during the year ended March 31, 2005 and the impact of such adoption, if applicable, has been presented in the accompanying Consolidated Financial Statements:

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”)—In January 2003, the FASB issued FIN 46 which requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest entity. FIN 46 defines a variable interest entity as an entity in which the equity investors do not have substantive voting rights and there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The primary beneficiary absorbs a majority of the expected losses and/or receives a majority of the expected residual returns of the variable interest entity’s activities. In December 2003, the FASB issued FIN 46 (Revised December 2003), Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51 (“FIN 46R”), which supersedes and amends the provisions of FIN 46. The Company has not identified any material variable interest entities created, or interests in variable entities obtained which require consolidation or disclosure under FIN 46R.

EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”)—In March 2004, the EITF reached a consensus on Issue No. 03-1, which provides guidance on assessing whether impairments are other-than-temporary for marketable debt and equity securities accounted for under SFAS No. 115, and non-marketable equity securities accounted for under the cost method. The consensus also requires certain disclosures about unrealized losses that have not been recognized in earnings as other-than-temporary impairments.

In September 2004, the FASB issued FSP No. EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which delays indefinitely the application of guidance provisions of EITF 03-1 until further application guidance can be considered by the FASB. The FSP did not delay the effective date for the disclosure provisions of EITF 03-1 which have been adopted by the Company. The Company does not expect the final guidance to have a material impact on its consolidated results of operations, financial position or cash flows.

New pronouncements not yet adopted

The following new accounting standards were issued, but have not yet been adopted by the Company as of March 31, 2005:

FASB Statement No. 151, Inventory Costs—an amendment of ARB No. 43 (“SFAS 151”)—In November 2004, the FASB issued SFAS 151 which requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current period charges. It also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of this standard on its consolidation financial statements.

FASB Statement No. 123 (Revised 2004), Share-Based Payment (“SFAS 123R”)—In December 2004, the FASB issued SFAS 123R, which replaces SFAS 123 and supersedes APB Opinion 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested awards at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested awards beginning in the first period restated. The Company does not anticipate the adoption of SFAS 123R on April 1, 2006 to have any material impact on its consolidated financial position, results of operations or cash flows. However, SFAS 123R also requires the benefit of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow rather than an operating cash flow as required under current accounting guidance. This may result in the reduction of net operating cash flow and an increase of net financing cash flows in periods after the effective date.

FASB Statement No. 153, Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29 (“SFAS 153”)—In December 2004, the FASB issued SFAS 153 which amends APB Opinion No. 29 by eliminating the exception to the fair-value principle for exchanges of similar productive assets. SFAS 153 also eliminates APB Opinion No. 29’s concept of culmination of an earnings process. The amendment requires that an exchange of non-monetary assets be accounted for at fair value if the exchange has commercial substance and fair value is determinable within reasonable limits. SFAS 153 is effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. The impact of SFAS 153 will depend on the nature and extent of any exchanges of non-monetary assets after the effective date, but the Company does not currently expect SFAS 153 to have a material impact on its consolidated financial position, results of operations or cash flows.

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”)—In March 2005, the FASB issued FIN 47 which clarifies that the term “conditional asset retirement obligation” as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of the fiscal years ending after December 15, 2005. The Company does not expect the adoption of FIN 47 to have a material impact on its consolidated financial position, results of operations or cash flows.

2.    THE RESTRUCTURING

In October 2003 British Energy plc announced that it had agreed a plan of Restructuring with the Secretary of State and certain of its creditors. On January 14, 2005 the Restructuring became

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effective, thereby creating a new group structure comprising a holding company, British Energy Group plc, which acquired British Energy plc and subsidiaries, and a new intermediate holding company, British Energy Holdings plc. British Energy Group plc shares and the bonds of British Energy Holdings plc were listed on the London Stock Exchange on January 17, 2005.

The Restructuring provided that, in exchange for compromising debt and other obligations, the British Energy plc participating creditors received £275 million of 7.0 per cent Bonds, a £150 million Project Finance Loan, and 547 million of shares of common stock in British Energy Group plc. In addition, existing shareholders received 14 million of shares of common stock in British Energy Group plc and 29 million warrants exercisable into common stock of British Energy Group plc.

In addition, the Eggborough Banks, holders of the £150 million Project Finance Loan, were granted an option under which they may acquire the Eggborough Power Station in 2010 upon payment of £104 million and the cancellation of the outstanding payments due under the Project Finance Loan at that time.

Furthermore, under the Government Restructuring Agreement the Secretary of State will fund qualifying uncontracted nuclear liabilities and qualifying decommissioning costs to the extent they exceed the assets of the NLF. In addition, the Secretary of State will also fund certain contracted liabilities for historical spent fuel. In consideration, British Energy Holdings plc issued £275 million of 7.0 per cent Bonds to the NLF and will make various payments to the NLF, including the NLF Cash Sweep Payment which is convertible into convertible shares at the option of the NLF.

Under new arrangements with the Secretary of State, the former Nuclear Decommissioning Fund was enlarged and renamed the Nuclear Liabilities Fund, which will fund, subject to certain exceptions, the Company’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs. To the extent there is any surplus in the NLF, this amount will be paid to the Secretary of State. The Company is responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. The Company’s obligations under these arrangements with the Secretary of State are guaranteed by certain subsidiaries of the Company.

In consideration for the assumption of these liabilities by the Secretary of State and the NLF, British Energy Holdings plc issued £275 million in 7.0 per cent Bonds to the NLF. The Company will also now make the following payments to the NLF (i) an annual contribution (the “Cash Sweep Payment”) initially equal to 65 per cent of the British Energy Group’s adjusted net cash flow, adjusted for certain corporate actions but never to exceed 65 per cent (“Cash Sweep Percentage”) (ii) fixed decommissioning contributions equal to £20m per annum (indexed to RPI but tapering off as the nuclear power stations are currently scheduled to close); and (iii) £150,000 (indexed to RPI) for every tonne of uranium in PWR fuel loaded into the Sizewell B reactor after the Restructuring Effective Date.

The NLF has the right from time to time to convert all or part of its right to the Cash Sweep Payment into Convertible Shares (the “NLF Conversion Right”). On a full conversion, the NLF would hold up to 65 per cent of the thereby enlarged equity share capital of the Company. However, the terms of the Convertible Shares include a limit on the voting rights attaching to such shares equal to a maximum of 29.9 per cent while held by the NLF. At the time of the listing, the Secretary of State confirmed that she had no current intention to direct the NLF to exercise the NLF Conversion Right but reserved the right to do so.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

British Energy plc incurred costs directly associated with the Restructuring of £56 million and £43 million for the period from April 1, 2004 to January 14, 2005 and the year ended March 31, 2004 respectively.

The Restructuring became effective January 14, 2005 with the acquisition of British Energy plc by British Energy Group plc. The Restructuring was accounted for using purchase accounting principles as set out in SFAS 141. Under purchase accounting, the fair value of consideration paid is allocated to the fair value of the assets acquired and liabilities assumed. The fair value of consideration paid was £1,536 million (including £10 million of costs incurred in connection with the acquisition) based on the market price of British Energy Group plc shares and warrants trading on January 17, 2005, the date at which the new shares and warrants in the Company began trading. The value of the warrants issued with the new shares at the Restructuring date was £51 million.

The Restructuring Effective Date of January 14, 2005 is considered to be the close of business for financial reporting purposes for British Energy plc. The periods presented prior to and including January 14, 2005 have been designated “Predecessor Company” and the periods subsequent to January 14, 2005 have been designated “Successor Company.” As a result of the Restructuring, the financial statements of the Company subsequent to January 14, 2005 are not comparable to the Company’s financial statements for prior periods.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of Restructuring. The Quinquennial Review which assesses the nuclear liabilities and related accounts every 5 years, is scheduled to be completed in autumn 2005 which may impact the fair value of nuclear liabilities below. Management believes that the fair values are based on the best information currently available. The Company has obtained third party valuations of certain assets and liabilities in connection with this transaction.

	Predecessor January 14, 2005	Restructuring, Fair Value and Other Adjustments		Successor January 15, 2005
	(In £ millions)
ASSETS
Current assets	890	24	(1)	914
Property, plant and equipment—net	1,158	2,820	(2)	3,978
Nuclear liabilities fund	499	275	(3)	774
Nuclear liabilities receivable	—	2,467	(4)	2,467
Other assets	41	(41)	(5)	—

Total Assets	2,588	5,545		8,133

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities	1,642	(628)	(6),(7)	1,014
Long-term debt—net of current portion	618	58	(6)	676
Deferred tax	133	(33)		100
Deferred credits and other liabilities	1,934	2,873	(8)	4,807

Total Liabilities	4,327	2,270		6,597

Shareholders’ Equity/(Deficit)
Common stock	277	(221)	(9)	56
Additional paid in capital	498	937	(10)	1,435
Warrants	—	51		51
“A” Shares	93	(93)	(10)	—
Retained losses	(2,276)	2,276	(10)	—
Treasury stock	(159)	153	(11)	(6)
Accumulated other comprehensive loss	(172)	172	(10)	—

Total Shareholders’ Equity/(Deficit)	(1,739)	3,275		1,536

Total Liabilities and Shareholders’ Equity/(Deficit)	2,588	5,545		8,133

Notes:

(1)	To record “in-the-money” contracts which are not marked to market under SFAS 133 at fair value, and to classify strategic spares from inventory to property, plant and equipment, and to classify the investment in Lochside as restricted cash.
(2)	To record property, plant and equipment at fair value, to classify strategic spares and overhaul costs in property, plant and equipment, and to reflect the back-end fuel provision based on the new contractual arrangements with BNFL.
(3)	To reflect the uplift in fair value of the decommissioning fund as a result of issuing the new bonds.
(4)	To record the Nuclear Liabilities Receivable at the value which reflects the qualifying historic nuclear liabilities.
(5)	To eliminate the pension intangible asset in line with pension purchase accounting, and to classify the investment in Lochside to restricted cash.
(6)	To record the cancellation of old debt in return for new shares and bonds.
(7)	To record “out the money” contracts which are not marked to market under SFAS 133 at fair value, and to record the adjustment to nuclear liabilities due in less than one year as a result of the change in the credit-adjusted risk-free rate.
(8)	To record the adjustment to nuclear liabilities due in more than one year as a result of the change in the credit adjusted risk-free rate.
(9)	To record the elimination of old shares and the issuance of new shares.
(10)	To eliminate accumulated other comprehensive loss, retained losses and “A” shares on acquisition.
(11)	To record treasury stock at the fair value to the acquiring Company.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Pro forma financial information

The following table sets forth the unaudited pro forma results of operations of the Company for the years ended March 31, 2005 and 2004, respectively. The unaudited pro forma information summarizes the results of operations for the periods indicated as if the restructuring had occurred at the beginning of each of the annual periods presented. These pro forma results are not indicative of the results that would have actually been obtained if the restructuring occurred as of the beginning of each of the periods presented or that may be obtained in the future.

	March 31, 2005	March 31, 2004
	(in £ millions, except per share amounts)
Total revenues	1,704	1,516
Loss before cumulative effect of change in accounting principle	(367)	(201)
Net (loss)/income	(367)	7,439
(Loss)/earnings per share	£(0.65)	£13.26

3.    ACCOUNTS RECEIVABLE—NET

Accounts receivable consist of the following:

	Successor	Predecessor
	March 31, 2005	March 31, 2004
	(In £ millions)
Trade receivables	87	106
Other receivables	21	16

	108	122
Less—allowance for doubtful accounts	(3)	(3)

Total Accounts receivables—net	105	119

The activity in the allowance for doubtful accounts is as follows:

	Successor	Predecessor
	January 15, 2005 through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
	(In £ millions)
Balance at beginning of period	3	3	3	3
Allowance for doubtful accounts	—	—	—	—
Write-offs of doubtful accounts	—	—	—	—

Balance at end of period	3	3	3	3

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    INVENTORY—NET

Inventory consists of the following:

	Successor	Predecessor
	March 31, 2005	March 31, 2004
	(In £ millions)
Coal stock	14	15
Stores	50	51
Strategic spares	—	31

Total inventory—net	64	97

5.    PROPERTY, PLANT AND EQUIPMENT—NET

The components of property, plant and equipment and related depreciation are as follows:

	Successor	Predecessor
	March 31, 2005	March 31, 2004
	(In £ millions)
Power stations	3,846	13,261
Other land and buildings	39	47
Other plant and equipment	113	440

	3,998	13,748
Accumulated depreciation	(75)	(12,620)

Total property, plant and equipment—net	3,923	1,128

Included within power stations are capitalized fuel costs of £269 million and £543 million at March 31, 2005 and March 31, 2004, respectively. Fuel cost depreciation of £2 million, £4 million, £8 million and £5 million was recognized as fuel expense in the period from January 15, 2005 through March 31, 2005, the period from April 1, 2004 to January 14, 2005, and the years ended March 31, 2004 and 2003, respectively.

Depreciation expense for property, plant and equipment of £73 million, £50 million, £50 million and £172 million was recognized in the period from January 15, 2005 to March 31, 2005, the period from April 1, 2004 to January 14, 2005, and the years ended March 31, 2004 and 2003, respectively.

On Restructuring, the carrying value of property, plant and equipment was uplifted by £2,820 million to reflect its fair value as at the Restructuring Effective Date. The depreciation charge for the period from January 15, 2005 through March 31, 2005 has been calculated based on the fair value of property, plant and equipment at the Restructuring Effective Date.

Also included in property, plant and equipment from Restructuring onwards are strategic spares, which were classified as inventory prior to Restructuring.

On January 31, 2005, the Company entered into a sale and partial leaseback transaction with respect to its former head office premises in East Kilbride. The property was sold at its carrying value

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of £7 million and no gain or loss on sale was recognized. As part of the transaction, the Company entered into an operating lease to lease approximately 16 per cent of the office space. The Company does not retain any other interest in the disposed of property and does not retain any ongoing obligations with respect to the property.

In the year ended March 31, 2003, the Company performed an impairment review of its property, plant and equipment. The impairment test indicated that the carrying value of the Company’s power stations exceeded their discounted future cash flow fair value by £6,680 million.

On March 31, 2003, the gross amount of capitalized interest was £2,037 million and accumulated depreciation was £1,983 million. As a result of the impairment review performed in 2003, the interest capitalized was fully impaired. An additional £54 million of capitalized interest was included in the impairment charge as at that date.

Upon adoption of SFAS 143 on April 1, 2003, approximately £2,671 million was credited to the 2004 statement of operations as part of the cumulative effect of the change in accounting principle.

6.    NUCLEAR LIABILITIES FUND

The NLF assets are held in trust to discharge the future decommissioning obligations of the Company. The fair value of the assets in the NLF as of March 31, 2005 and 2004 was £782 million and £440 million, respectively. At Restructuring, £275 million of 7.0 per cent New Bonds were issued by the Company to the NLF.

Successor Company

Contributions made to the NLF totaled £5 million during the period from January 15, 2005 to March 31, 2005. The Company recognized £3 million of realized and unrealized gains and losses in the statement of operations for the period from January 15, 2005 to March 31, 2005.

Predecessor Company

Prior to the Restructuring and the formation of the NLF, assets held to discharge the future decommissioning obligations of the Company were held in a similar decommissioning fund (the Nuclear Decommissioning Fund). The Predecessor Company classified these assets as available-for-sale securities under the provisions of SFAS 115. Accordingly, the available-for-sale marketable securities for the year ended March 31, 2004 are summarized below:

	March 31, 2004
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In £ millions)
UK equities	173	53	(9)	217
Non-UK equities	100	36	(2)	134
Index linked gilts	38	5	—	43
Property	42	5	(1)	46

	353	99	(12)	440

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized gains and losses are excluded from operations until realized and reported as other comprehensive income/(loss).

Proceeds and realized gains and losses from sales of available-for-sale securities are presented below. These proceeds were not withdrawn from the fund.

	Predecessor
	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
	(In £ millions)
Proceeds	44	40	69
Gross realized gains	1	3	—
Gross realized losses	2	6	94

7.    DEBT

Debt consists of the following at March 31:

	Successor	Predecessor
	March 31, 2005	March 31, 2004
	(In £ millions)
7.0 per cent Bonds due 2005—2022	531	—
Project Finance Loan	145	—
5.949 per cent Bond due 2003	—	110
6.077 per cent Bond due 2006	—	155
6.202 per cent Bond due 2016	—	119
Old Project Finance Loan	—	475
Less: current portion	(50)	(197)

Long term debt—net of current portion	626	662

The weighted average interest rate on outstanding borrowings was 7.0 per cent and 5.72 per cent at March 31, 2005 and March 31, 2004, respectively.

At March 31, 2005, the scheduled debt payments due are as follows:

(In £ millions)
2006	50
2007	53
2008	57
2009	61
2010	65
Thereafter	390

Total	676

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.0 per cent Bonds Due 2005-2022 and Project Finance Loan

As described in Note 2, British Energy Holdings plc issued £550 million aggregate principal amount of Bonds due 2005-2022 (“7.0 per cent Bonds”) and a Project Finance Loan of £150 million in connection with the Restructuring. The 7.0 per cent Bonds and Project Finance Loan bear interest at a rate of 7.0 per cent per annum; quarterly interest payments are due on each March 31, June 30, September 30 and December 31 beginning March 31, 2005. The 7.0 per cent Bonds and Project Finance Loan will be redeemed in 18 unequal installments on March 31 of each year beginning March 31, 2005 to March 31, 2022. The 7.0 per cent Bonds are guaranteed by the Company and substantially all existing and future material subsidiaries. The Project Finance Loan is collateralized by a mortgage of shares in Eggbrough Power Limited (“EPL”), an assignment of the EPL Share Purchase Agreement and Tax Deed of Covenant, and a debenture comprising fixed and floating charges over EPL assets.

The Company is required to comply with certain covenants under the terms of the 7.0 per cent Bonds which financially restrict its business. These restrictions are summarized below.

The activities of the Company are limited to nuclear and renewable generation, together with generation from Eggborough, and the sale and trading of electricity. Furthermore, the nature of transactions with some other parties are restricted.

The Company may not incur any further indebtedness other than as permitted under the terms of the Bonds unless the Consolidated Fixed Charge Coverage Ratio of the Company, over a specified period, is greater than 2:1 based on UK GAAP (an equivalent ratio is in process of being determined for US GAAP). Further indebtedness is permitted if it arises from activities which are necessary for the operation of the business (e.g. the sale and trading of output; guarantees and indemnities in respect of environmental licenses and other permits, and operational and maintenance contracts etc). In addition, a maximum principal of £75 million may be drawn in order to meet costs resulting from outages and seasonal working capital, and credit support obligations in respect of trading arrangements.

Certain types of payments are also restricted. These include dividends, redemption of capital stock, repayment of any subordinated indebtedness and investments in other companies unless permitted under the terms of the bonds. Restrictions apply if the Company is, or would be, in default of its obligations under the terms of the bonds, or the aggregate amount of these payments (excepting dividends) would exceed certain limits based on adjusted aggregate net income.

The Company may not sell any capital stock of a subsidiary, or substantially all of a subsidiary’s properties or assets, or any other property or assets other than in the ordinary course of business unless 80 per cent of the consideration is in cash (or equivalent), it is at a fair market value, and a resolution of the board of directors is delivered to the trustee. The proceeds of any such sale must either be reinvested in the Company, or retained to the extent that the target reserves (as required under the Contribution Agreement) exceed the cash reserves, or the amounts not so invested or retained shall be used to redeem bonds, in accelerated decommissioning payments, and the payment of indebtedness ranking pari passu with the bonds.

The Company is also restricted with regard to the guarantees that it can make for indebtedness, sale and leaseback transactions, the sale or transfer of capital stock of a subsidiary, and encumbrances or restrictions on the ability of a subsidiary to pay dividends or any indebtedness owed to the Company.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Receivables Facility

On August 25, 2004, British Energy Generation Limited, a wholly-owned subsidiary of the Company, entered into the Receivables Facility, a full-recourse three year trade receivables financing facility agreement. Under the Receivables Facility, a maximum aggregate principal amount of £60 million is available over the three year term of the facility. The amount of funding available on any Receivable Facility utilization is dependent upon the amount of eligible receivables then available. Following the Restructuring on January 14, 2005, a facility charge of 2 per cent above LIBOR is payable on any drawn amount. No amounts were drawn under the Receivables Facility at March 31, 2005. Following the transfer of the Company’s direct sales business from British Energy Generation Limited to British Energy Direct Limited (“BEDL”) on March 31, 2005, BEDL replaced British Energy Generation Limited in the Receivables Facility and British Energy Generation Limited became a guarantor.

Predecessor Debt

As described in Note 2, the 5.949 per cent Bond, 6.077 per cent Bond, 6.202 per cent Bond and Old Project Finance Loan (collectively, the “Predecessor Debt”) were settled during the Restructuring. Prior to the Restructuring, the Predecessor Debt was subject to standstill arrangements which had the effect of deferring the payments of certain amounts due. The current portion of debt at March 31, 2004 represents amounts due on the Predecessor Debt based on the maturity dates under the original contractual arrangements.

8.    ASSET RETIREMENT OBLIGATIONS

Back End Fuel Costs

Back end fuel costs comprise the estimated costs of reprocessing and storage of spent nuclear fuel and the long-term storage, treatment and eventual disposal of resulting waste products. The vast majority of these costs relate to reprocessing, treatment and storage services that are the subject of contracts with British Nuclear Fuels Limited (“BNFL.”) The other costs, which are not subject to fixed contractual arrangements, primarily represent estimated disposal costs and are based on long-term cost forecasts which are regularly reviewed and adjusted where necessary.

Prior to the adoption of SFAS 143, uncontracted back end fuel liabilities were recognized on an undiscounted basis, because the amount and timing of the related payments are not fixed or reliably determinable.

Upon adoption of SFAS 143, both contracted and uncontracted back end fuel liabilities are discounted at the Company’s credit adjusted risk free rate.

Decommissioning Costs

Prior to the adoption of SFAS 143, liabilities in respect of decommissioning were recognized on an undiscounted basis and the annual movement in current price levels was capitalized each year. Following the adoption of SFAS 143, the decommissioning liabilities are discounted at a credit adjusted risk free rate of return.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes movements in the recorded asset retirement obligations:

	Successor	Predecessor
	January 15, through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004
	(In £ millions)
Balance at beginning of period	4,528	2,022	1,793
Liabilities incurred	1	38	45
Liabilities settled	(185)	(122)	(60)
Accretion expense	52	247	244

Balance at end of period	4,396	2,185	2,022

The asset retirement obligation is discounted at 3.0 per cent, 12.2 per cent, and 12.2 per cent for the period from January 15, 2005 to March 31, 2005, the period from April 1, 2004 to January 14, 2005, and the year ended March 31, 2004, respectively. As described in Note 2, qualifying asset retirement obligation costs are indemnified by the Secretary of State subsequent to the Restructuring. As required by SFAS 143, the existence of the funding provision has been considered in the determination of the credit-adjusted risk-free rate used to discount the asset retirement obligation. Furthermore, the Company’s credit rating improved subsequent to the Restructuring. As a result these two factors, the Company’s credit-adjusted risk-free rate decreased significantly for the period January 15, 2005 through March 31, 2005. The Company had a higher credit-adjusted risk-free rate prior to the Restructuring, which resulted in a comparatively lower asset retirement obligation.

The current portion of the asset retirement obligation primarily represents amounts due to BNFL in connection with certain back end fuel obligations.

Accretion expense is included in operating and maintenance expense in the consolidated statements of operations.

As of March 31, 2005 and 2004, the aggregate fair value of assets that are legally restricted for the purpose of settling the nuclear decommissioning liabilities totaled £782 million and £440 million, respectively.

The favorable cumulative effect of the change in accounting principle, both for back end fuel costs and decommissioning costs, for the year ended March 31, 2004 amounted to £7,640 million (net of taxes of £273 million). Had SFAS 143 been adopted on April 1, 2002, the asset retirement obligation would have been as follows:

	March 31, 2003	April 1, 2002
	(In £ millions)
Decommissioning costs	263	228
Back end fuel costs	1,530	1,379

Total asset retirement obligation	1,793	1,607

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out net (loss), adjusted as if SFAS 143 had been applied effective April 1, 2002.

Year ended March 31, 2003
(In £ millions, except per share data)
Reported (loss) before adopting SFAS 143	(7,800)
Earnings effect of adopting SFAS 143	3,140

Pro forma net (loss)	(4,660)

Pro forma basic and diluted (loss) per share	£(7.74)

9.    OTHER LIABILITIES

The following table sets out the other components of the Company’s other liabilities:

	Successor	Predecessor
	March 31, 2005	March 31, 2004
	(In £ millions)
Current
Commodity contracts	207	74
Standstill creditor	—	316
Other	63	1

	270	391

Long term
Commodity contracts	211	20
Other	9	36

	220	56

10.    POST RETIREMENT BENEFIT OBLIGATIONS

UK Pension schemes

British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (“ESPS”): the British Energy Generation Group (“BEGG”) for the majority of employees and the British Energy Combined Group (“BECG”) for the employees at Eggborough Power Station. In addition, eligible senior employees are provided additional retirement benefits. The pensions plans are defined benefit plans, which are externally funded and subject to annual actuarial valuation. Each pension group is financially independent from the other groups. Any deficiency disclosed in the pension plans following an actuarial valuation is the obligation of the Company.

The Restructuring which took effect on January 14, 2005, resulted in no changes to the number of pension plan participants or to the Company’s obligation to fund the pension plans.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bruce Power Pension Scheme

Following the disposal of British Energy’s interest in Bruce Power in 2003, the Company no longer operates the Bruce Power Pension Plan. As a result, disclosures are only made with regard to this scheme in relation to the prior year comparatives as applicable. The discontinued operations amounts in 2003 presented below relate entirely to Bruce Power (which was sold on February 14, 2003) and are set out on a 100 per cent holding basis. British Energy’s share in Bruce Power was 82.4 per cent prior to disposal.

Restructuring

As a result of the purchase accounting applied in connection with the Restructuring, the excess of the projected benefit obligation over the plan assets was recognized as an accrued pension liability. The recognition of the liability at the date of the Restructuring resulted in the elimination of the previously existing unrecognized net loss, unrecognized prior service cost and unrecognized net asset that existed at the date of initial application of SFAS 87.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Successor	Predecessor
	January 15 through March 31, 2005	Year ended March 31, 2004
	(In £ millions)
Change in benefit obligation:
Projected benefit obligation at beginning of period	2,407	1,905
Service cost	9	34
Interest cost	27	103
Contributions by plan participants	3	10
SFAS 88 termination cost	—	1
Net actuarial (gain)/loss	(80)	200
Benefits paid	(21)	(81)

Projected benefit obligation at end of period	2,345	2,172

Change in plan assets:
Fair value of plan assets at beginning of period	1,952	1,525
Actual return on plan assets	30	334
Employer contributions	7	34
Plan participants’ contributions	3	10
Benefits paid	(21)	(81)

Fair value of plan assets at end of period	1,971	1,822

Funded status:
Fair value of plan assets less the projected benefit obligation	(374)	(350)
Unrecognized transition asset	—	(35)
Unrecognized prior service cost	—	38
Unrecognized net actuarial (gain)/loss	(82)	541

Net amount recognized	(456)	194

Amounts recognized in balance sheets:
Prepaid pension, included with pension obligation	—	201
Accrued pension, included with pension obligation	(456)	—
Minimum pension liability, included with pension obligation	—	(353)
Intangible asset, included with other assets	—	38
Accumulated other comprehensive income	—	308

Net amount recognized	(456)	194

The accumulated benefit obligation for all defined benefit pension plans was £2,135 million and £1,967 million at March 31, 2005 and 2004 respectively.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Successor	Predecessor
	January 15, through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Discontinued Canadian Operations 2003	Continuing Operations 2003	Total year ended March 31, 2003
	(In £ millions)
Net periodic pension cost:
Service cost	9	31	34	13	29	42
Interest cost	27	93	103	22	107	129
Expected return on plan assets	(28)	(101)	(105)	(25)	(131)	(156)
Amortization of transition asset	—	(9)	(12)	—	(12)	(12)
Amortization of prior service costs	—	2	3	—	3	3
Amortization of actuarial loss	—	15	24	—	—	—

Net periodic pension charge/(credit)	8	31	47	10	(4)	6
SFAS 88 termination cost—current year	—	1	1	27	13	40

Net periodic pension cost	8	32	48	37	9	46

The above FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (“SFAS 88”) termination cost refers to the cost of providing enhanced early retirement benefits to certain members following termination.

	Successor	Predecessor
	January 15, 2005 through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
	%	%	%	%
Weighted average assumptions used to determine benefit obligations and net periodic pension costs were as follows:
UK
Discount rate	5.50	5.30	5.50	5.50
Expected return on plan assets	7.00	6.75	7.10	7.00
Rate of compensation increase	4.25	4.25	4.25	3.75
Pension increases	2.75	2.75	2.75	2.25

Canada
Discount rate	—	—	—	7.00
Expected return on plan assets	—	—	—	7.50
Rate of compensation increase	—	—	—	3.75 plus merit
Pension increases	—	—	—	2.75

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Measurement and valuation method

The measurement date of the most recent full actuarial valuation was March 31, 2004. The assets were valued using the market value method. The 10 per cent corridor for amortizing gains and losses has been utilized.

Plan assets

	Successor		Predecessor
	2005		2004
	Percentage of Plan assets	Expected return On assets	Percentage of Plan assets	Expected return On assets
	%	%	%	%
Asset category

Equity securities	57	8.20	61	8.25
Debt securities	25	4.70	26	4.75
Real estate	11	6.45	12	6.40
Other	7	5.90	1	3.75

Total	100	7.00	100	7.10

The overall expected return on asset assumption is derived from the weighted average of the expected returns from each of the main asset classes at the beginning of the period. The expected return for each asset class represents a combination of historical performance analysis, forward looking views of the financial markets (suggested by the yields available) and the views of investment organizations.

Description of investment policies

The Trustees of the BEGG pension scheme, which makes up 98 per cent of the total assets of the pension schemes, are responsible for the investment strategy of the Scheme, in consultation with the Company. The objective is to have sufficient assets, in normal market conditions, to meet the accrued benefits on an ongoing basis, as assessed by the Actuary to the Scheme. The Trustees have determined a long term benchmark which takes into account the relationship between the assets and liabilities in the Scheme, and is on the basis of approximately half of the assets being held in UK bonds, with the balance invested in long term higher return seeking assets such as equities and property. The Trustees believe this provides an adequate balance between maximizing the return on the assets and minimizing the risk of failing to meet the liabilities over the long term. The long term benchmark is being phased in gradually, with the timing being driven primarily by the relative movement between the yields on UK equities and bonds, with the aim of avoiding switching from equities into bonds in adverse market conditions. The assets are invested in a diversified range of asset classes and investment managers. A similar approach is adopted by the BECG, though the actual strategy differs as it takes into account the BECG liability profile.

The target allocation at March 31, 2005, for each major asset class is as follows:

Equities	44-64 per cent
Bonds	15-35 per cent
Property	7-17 per cent

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The employer’s contributions estimated to be made in the year ending March 31, 2006 is £60 million.

As at March 31, 2005 the following benefit payments, which reflect future service as appropriate, are expected to be paid:

Pensions
(In £ millions)
Year Ended March 31
2006	83
2007	84
2008	85
2009	87
2010	92
2011—2015	512

11.    TAXATION

The following details the components of income tax benefit/(charge) from continuing operations:

	Successor	Predecessor
(In £ millions)	January 15, 2005 through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
Current	—	—	—	—
Deferred taxation on loss before tax	43	27	108	(30)
Foreign Tax	—	(3)	2	—

Total	43	24	110	(30)

The Company’s 2005 current tax expense is £nil due to the availability of tax losses brought forward. The deferred tax expense relates to fixed asset timing differences, tax losses brought forward and provisions deductible when utilized for tax purposes.

As set out in the Group’s cash flow statement, the tax paid of £12 million in the year ended March 31, 2004 relates to the Company’s liability for its share of AmerGen’s taxable profits.

Income from discontinued operations in the year ended March 31, 2003 of £59 million is stated net of tax of £22 million.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax liability are as follows:

	Successor	Predecessor
(In £ millions)	March 31, 2005	March 31, 2004
Non-current assets:
Tax losses carried forward	312	348
Pensions	136	65
Tax depreciation in excess of book depreciation	—	30
Advanced corporation tax	77	—
Fair value of derivative contracts	128	—
Decommissioning asset	73	24

	726	467
Non-current liabilities:
Book depreciation in excess of tax depreciation	(783)	—
Asset retirement obligations	—	(627)
Capitalized interest	—	(16)
Other	—	(3)

	(783)	(646)

Net deferred liability	(57)	(179)

There is a deferred tax liability of £57 million and £179 million at March 31, 2005 and 2004 respectively. The full amount of the deferred tax provision in 2005 relates to continuing activities.

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

There are UK tax losses carried forward of £1,041 million and £1,162 million at March 31, 2005 and 2004 respectively, giving rise to potential undiscounted deferred tax assets of £312 million and £348 million. Tax losses arising in the United Kingdom are available for carry forward and utilization in future years. There is no expiry date. There are no overseas tax losses brought forward or carried forward.

A reconciliation of the effective tax rate for the income tax benefit/(charge) is set out below.

	Successor	Predecessor
	January 15, 2005 through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
	%	%	%	%
Standard UK tax rate of 30%	30%	30%	(30)%	30%
Valuation allowance	—	—	27	(27)%
(Expenses)/credits not (deductible)/chargeable for tax purposes:
Investment in joint ventures	—	—	1	—
Transaction costs not deductible	—	(13)	—	—
Accretion of asset retirement obligation	—	(3)	—	—
Non-qualifying fixed asset impairment	—	—	—	(2)
Loss on sale of investments not deductible	—	—	(1)	—
Other	(4)	(4)	1	(1)

Income tax benefit/(charge) for the period	26%	10%	(2)%	0%

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    SHAREHOLDERS’ EQUITY/(DEFICIT)

As described more fully in Note 2, the Restructuring resulted in the issuance of 561,016,515 shares of common stock, par value £0.10 per share, and 29,298,286 warrants in exchange for amounts owed to Significant Creditors and Bondholders and in exchange for all outstanding shares of common stock, par value £0.44 28/43 per share, and all outstanding “A” shares each in British Energy Ltd. In addition, 1 special rights redeemable preference share of £1 was issued in exchange for 1 special rights redeemable preference share of £1 in British Energy Ltd. The 50,000 shares of non-voting common stock that were outstanding prior to the Restructuring were cancelled.

The Company’s authorized and issued and outstanding capital stock is summarized below:

March 31, 2005
(In £ millions)
Authorized
2,800,000,000 shares common stock, par value £0.10	280
2,000,000,000 convertible shares, par value £0.10	200
One special rights redeemable preference share, par value £1	—

480

Issued and outstanding
561,315,459 shares common stock, par value £0.10	56
One special rights redeemable preference share, par value £1	—

56

Convertible Shares

As described in Note 2, the NLF has the right from time to time to convert all or part of its right to the NLF Cash Sweep Payment into Convertible Shares (the “NLF Conversion Right”). On a full conversion, the NLF would hold up to 65 per cent of the thereby enlarged equity share capital of the Company. The Secretary of State has confirmed that he has no current intention to direct the NLF to exercise the NLF Conversion Right but reserves the right to do so. At March 31, 2005, the NLF was eligible to receive approximately 1,042,000,000 convertible shares under the NLF Conversion Right.

The convertible shares may only be held by Nuclear Liabilities Fund Limited or its successor in title, a Minister of the Crown, the Treasury, a department, non-departmental body or other agency of the Crown, any body corporate established by statute some or all of the members of which are appointed by a Minister of the Crown or other UK government entity or any person directly or indirectly wholly owned by, or held on trust for, the Secretary of State or other Minister of the Crown.

Save in respect of voting rights, the convertible shares have the same rights, are subject to the same restrictions and rank pari passu with the common stock of the Company in all respects. The number of votes that the holder of the convertible shares is entitled to exercise in respect of its holding of convertible shares is the lesser of (i) 29.9 per cent (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the holder), and (ii) the number of convertible shares which the holder would otherwise be entitled to vote if the convertible shares were shares of common stock. The convertible shares will convert into common stock of the Company automatically on transfer to a third party by the holder but are not convertible at the election of the holder prior to such transfer.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Special Rights Redeemable Preference Share

The special rights redeemable preference share is redeemable at par at any time after September 30, 2006 at the option of the Secretary of State, after consulting the Company. This share, which may only be held by and transferred to one or more of Her Majesty’s Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of Her Majesty’s Treasury or any other person acting on behalf of the Crown, does not carry any rights to vote at general meetings, but entitles the holder to attend and speak at such meetings. The special share confers no rights to participate in the capital or profits of the Company beyond its nominal value. The consent of the holder of the special share is required for certain matters including the alteration or removal of the provisions in the Company’s articles of association relating to the special share and to the limitations on shareholdings.

In addition, consent of the holder of the special share is required in relation to, among others, certain amendments to the articles of association of British Energy Holdings plc, British Energy plc, British Energy Generation Ltd or British Energy Generation (UK) Ltd, or a disposal by the Company of its shares in these companies. However, the holder of the special share will only be entitled to withhold consent to such an amendment or disposal if, in the holder’s opinion, the matter in question would be contrary to the interests of national security.

Warrants

As described in Note 2, 29,298,286 warrants were issued in connection with the Restructuring. The warrants are exercisable into shares of common stock, par value £0.10. The warrants have an exercise price of £0.98 and are exercisable within five years of the Restructuring.

Between January 14, 2005 and March 31, 2005, 298,944 warrants were exercised in exchange for £0.3 million cash and 298,944 shares of common stock, par value £0.10.

Shares Reserved for Future Issuance

The Company has reserved shares of its authorized common stock for future issuance as follows:

March 31, 2005
Outstanding stock options	24,402,307
Outstanding warrants	28,999,342

53,401,649

13.    EMPLOYEE STOCK COMPENSATION

The Company has elected to account for its stock compensation plans in accordance with SFAS 123 using the Black-Scholes option-pricing model, under which a fair value is calculated for the share option plans as at the date of grant of the options. This fair value is charged to operations over the period from the date the options were granted to the date at which the options are expected to vest to the employees. The corresponding credit is included in Shareholders’ Equity. Compensation expense/(income) of £nil, £(1) million, £nil, and £nil was recognized in the period from January 15 to March 31, 2005, the period from April 1, 2004 to January 14, 2005, and the years ended March 31, 2004 and 2003, respectively.

Prior to the Restructuring described in Note 2, the Company had three stock compensation plans—a ShareSave Scheme, an Employee Share Option Plan, and an Executive Share Option Plan

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(collectively, the “Old Share Plans”). Upon exercise, options under the Old Share Plans convert to common stock of British Energy plc at a 1:1 ratio. No further grants will be made under the Old Share Plans. The options under the Old Share Plans are still capable of exercise; however, immediately on exercise they will be converted into shares in British Energy Group plc in the ratio of 50:1. Accordingly, the effective exercise price of the Old Share Plan options is significantly higher than the current share price and it is unlikely the options will be exercised.

Upon Restructuring, British Energy Group plc adopted six stock compensation plans—a Sharesave Scheme, an Employee Share Option Plan, an Executive Share Option Plan, an Interim Deferred Bonus Plan, a Long Term Deferred Bonus Plan, and a Share Incentive Plan (collectively, the “New Share Plans”). Terms of the Sharesave Scheme, Employee Share Option Plan, and the Executive Share Option Plan are not materially different from the Old Share Plans.

No shares or options have been granted under any of the New Share Plans as of March 31, 2005. Total awards granted under the New Share Plans cannot exceed 10 per cent of share capital over a rolling 10-year period. Of the total awards, grants under the Executive Plan cannot exceed 5 per cent of share capital over a rolling 10-year period.

A description of the employee stock compensation plans is below.

Sharesave Scheme

Under the Sharesave Scheme, options to purchase shares are granted to employees at a discount of up to 20 per cent to the market price at the date of grant. All employees (including executive directors) who are resident in the UK are eligible to participate. The term of options granted could be from three to seven years and any option is conditional on a commitment by the participant to make regular savings from pay.

Employee Share Option Plan (“Employee Plan”) and Executive Share Option Plan (“Executive Plan”)

Non-senior executives participate in the Employee Plan. Executive directors and a selected number of senior executives participate in the Executive Plan. Under both plans, participants are granted options over common stock but the proportion of those options which may be exercised is subject to the achievement of performance targets over a three-year performance period set by the Remuneration Committee of the Board of Directors. To the extent that an option or part of an option becomes capable of being exercised at the end of the three-year performance period, it will ordinarily remain exercisable between three and ten years from the date of grant.

Interim Deferred Bonus Plan

A deferred bonus in common stock and cash may be granted to executive directors and senior executives by the Remuneration Committee based on performance against targets in respect of the financial year ended March 31, 2005. Participants in the Interim Deferred Bonus Plan will not participate in the Executive Plan. Rewards for performance in subsequent financial years will be provided through the Long Term Deferred Bonus Plan.

Long Term Deferred Bonus Plan (“LT Plan”)

Certain executive directors and selected senior executives are eligible to receive conditionally awarded shares in the Company at no cost with the proportion of those shares which may vest subject to the achievement of performance targets over a three-year performance period. Participants in the LT Plan will not participate in the Executive Plan.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share Incentive Plan (“SIP”)

Employees (including executive directors) who are resident of the UK and meet service requirements are eligible for awards under the SIP. Awards under the SIP are limited each year by relevant tax legislation and may take the form of one or more of the following elements: (1) employees may be allocated shares of common stock at no cost; (2) employees may purchase shares out of pre-tax earnings; and (3) employees may be allocated matching shares at no cost following the purchase of shares out of pre-tax earnings.

A reconciliation of the options outstanding under the Old Share Plans is as follows:

	ShareSave Scheme		Employee Share Option Plan		Executive Share Option Plan
	Number of Options	Weighted Average Exercise Price per Share	Number of Options	Weighted Average Exercise Price per Share	Number of Options	Weighted Average Exercise Price per Share
Predecessor
Outstanding April 1, 2002	19,329,466	£1.89	15,390,003	£4.03	5,121,348	£3.25
Options granted	9,194,761	£1.36	—	—	—	—
Options exercised	(13,348)	£1.36	—	—	—	—
Options forfeited	(9,437,499)	£2.13	(512,400)	£4.04	(1,139,165)	£3.22

Outstanding March 31, 2003	19,073,380	£1.52	14,877,603	£4.03	3,982,183	£3.26
Options granted	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—
Options forfeited	(10,554,884)	£1.51	(340,599)	£4.08	(361,935)	£3.25

Outstanding March 31, 2004	8,518,496	£1.52	14,537,004	£4.03	3,620,248	£3.26
Options granted	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—
Options forfeited	(562,142)	£1.55	(254,910)	£4.12	(732,611)	£3.01

Outstanding January 14, 2005	7,956,354	£1.52	14,282,094	£4.03	2,887,637	£3.32

Successor
Outstanding January 15, 2005	7,956,354	£1.52	14,282,094	£4.03	2,887,637	£3.32
Options granted	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—
Options forfeited	(580,682)	£2.70	(59,000)	£3.96	(84,096)	£2.98

Outstanding March 31, 2005	7,375,672	£1.43	14,223,094	£4.03	2,803,541	£3.33

Options exercisable at:
Predecessor
March 31, 2003	—	—	6,940,000	£2.71	1,122,066	£2.63
March 31, 2004	—	—	6,785,530	£2.71	1,046,205	£2.63
January 14, 2005	479,203	£2.96	6,673,930	£2.71	565,481	£2.60

Successor
March 31, 2005	—	—	6,645,930	£2.71	545,481	£2.61

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of information about the Company’s stock options outstanding under the Old Share Plans at March 31, 2005 is as follows:

	Options Outstanding
	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
ShareSave Scheme
£1.36 to £2.29	6,990,327	1.65	£1.36
£2.30 to £4.44	385,345	1.90	£2.62
Employee Share Option Plan
£2.60 to £4.07	6,154,758	2.29	£2.60
£4.08 to £5.29	8,068,336	3.68	£5.12
Executive Share Option Plan
£2.41 to £3.17	1,813,144	2.53	£2.47
£3.18 to £5.08	544,088	1.60	£4.54
£5.09 to £6.67	446,309	1.47	£5.36

Using the Black-Scholes option-pricing model, the weighted average fair value where the exercise price exceeded the market price on the date the options were granted in 2003 was £0.27 for the ShareSave Scheme. The exercise price exceeded the market price for all options granted in 2003. No options were granted for the Employee Share Option Plan or the Executive Share Options Plan in 2003.

No options were granted under any of the plans in the periods ending March 31, 2004, January 14, 2005 or March 31, 2005.

The following assumptions were used in the Black-Scholes option-pricing:

	Successor	Predecessor
	January 15, through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
ShareSave Scheme
Risk free interest rate	—	—	—	4.5-4.7%
Expected dividend yield	—	—	—	5.7%
Expected volatility	—	—	—	55%
Expected life (years)	—	—	—	3.1-5.1

The risk free rate is the yield on the date of grant of an UK government bond with the closest maturity to the expected term of the option.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    FINANCIAL INSTRUMENTS AND DERIVATIVES

Trading objectives

During the year the overriding concern of the Company was to reduce the Company’s exposure to potential falls in the market price of electricity. Therefore a prudent trading strategy was adopted to sell forward a high proportion of the Company’s output. As a result the Company has not fully benefited from the recent rises in market prices. The Company has continued with its trading strategy to reduce exposure to volatility in medium-term market prices, utilizing diverse routes to market while minimizing the amount of trading collateral required. The routes to market include direct sales to industrial and commercial customers, contracting in the wholesale market, and long-term contracts together with sales of balancing and ancillary services to National Grid. There are contracts in place for substantially all planned production in 2005/06. A large majority of these are fixed-price contracts. As of March 31, 2005, the average price of the fixed-price contracts for 2005/06 was £26.40/MWh.

Electricity Trading Risk Management

Electricity trading activities relate principally to supporting the generation business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders, with the principal objective of increasing the return on assets while minimizing the market risk associated with the output of the power stations.

Under New Electricity Trading Arrangements in England and Wales (“NETA”) any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavorable prices. The Company aims to sell all planned nuclear output forward and to minimize exposure to the balancing mechanism.

The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

While operating primarily as a flexible mid-merit plant, the coal-powered Eggborough power station provides a flexible generation capability that fulfills three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from the Company’s nuclear units at short notice; secondly, it provides the capability to adjust in a cost effective manner the Company’s total generation to meet the requirements of both wholesale and Direct Sales Business (“DSB”) customers; and thirdly, it provides a capability that can be offered at short notice to the system operator via the balancing mechanism.

Credit risk

Credit risk represents the loss that the Company would incur if a counterparty failed to meet its contractual obligations. The Company sells and purchases electricity through a variety of routes to market, primarily the DSB bilateral structured contracts and other contracts covered by Grid Trade Master Agreements (“GTMA”).

Direct Sales Business

The DSB sells electricity to large Industrial and Commercial customers. These contracts are typically of 12 months’ duration, invoiced on a monthly basis. Normally there are no credit support

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

arrangements contained within these contracts. However, the Company has credit insurance in place to minimize losses from the failure of customers. At March 31, 2005, approximately 50 per cent, or approximately £70 million, of the accounts receivable from these customers was insured.

Grid Trade Master Agreements

Bilateral structured contracts are normally based upon GTMA terms and conditions. These can contain specific credit support requirements on both counterparties, which seek to minimize the Company’s exposure to credit default, while also, in certain contracts, seeking to limit the requirement of the Company to provide credit support.

The GTMA is an industry standard set of terms and conditions containing, among other terms, clauses stipulating credit support requirements. Counterparties with an Investment Grade rating (from Standard and Poor’s and/or Moody’s) are not required to provide credit support for trading activities. Those counterparties without an Investment Grade rating, however, are required to provide credit support in a form acceptable to the other counterparty. This normally takes the form of either a Parent Company Guarantee from an Investment Grade rated affiliate, a Letter of Credit from a bank, or cash. Where the Company transacts with a counterparty that does not have an Investment Grade rating, then one of these forms of credit support is obtained.

The Company’s policy is to manage credit exposure to trading counterparties within clearly defined limits. A sub-committee of the Executive Committee strictly monitors electricity trading activities which are controlled through delegated authorities and procedures, and which include specific criteria for the management of counterparty credit exposures. All of the Company’s counterparties are assigned an internal credit limit, based either upon the counterparty credit rating and net worth, or upon the limit of credit support provided by that counterparty. It is the Company’s policy never to trade above these limits without specific prior authority from the aforementioned sub committee. A daily report is produced detailing the credit exposure to each counterparty, which is reviewed by management. Specific trigger points dictate certain activities to ensure that credit limits are not breached.

As at March 31, 2005, the Company’s credit exposure, where there is no form of credit support, from GTMA counterparties is approximated in the following table:

Investment Grade	Gross credit exposure	Credit collateral	Net credit exposure
	(In £ millions)
A-AAA(1)	22	—	22
B-BBB	—	—	—
Unrated(2)	3	3	—

Total	25	3	22

(1)	The 4 largest counterparties with A-AAA ratings represent 100 per cent of the gross credit exposure for this category.
(2)	This relates entirely to one unrated counterparty.

The Company is also exposed to credit risk from its cash balance. As at March 31, 2005, the Company has collateral backed by £155 million on deposit with one UK financial institution. The Company is looking to manage this risk by diversifying the number of institutions which will back its collateral. In addition to the cash on deposit for collateral, the Company holds cash with a number of other financial institutions.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for derivatives

Commodity contracts

The Company uses derivative instruments in the normal course of business to offset fluctuations in earnings and cash flows associated with movements in exchange rates, interest rates and commodity prices. Such derivatives are referred to as “trading derivatives.” “Non-trading derivatives” refer to interest rate swaps which are utilized by the Company’s treasury department in managing the Company’s debt. The Company generally does not hold derivatives for proprietary, or speculative purposes, although it does hold a speculative book.

The Company does not currently utilize hedge accounting and therefore no trading derivatives have been designated as hedging instruments.

The Company has evaluated all commodity contracts to determine if they meet the definition of a derivative and qualify as a Normal Purchase Normal Sale (“NPNS”). Commodity contracts which have been designated as NPNS are not marked to market each reporting period.

Trading derivatives for which the provisions of the NPNS exemptions do not apply (including derivatives held for proprietary purposes) are recognized as either assets or liabilities within “other assets” or “other liabilities” on the balance sheet and are marked to market each reporting period, with no associated cash flow impact. Subsequent movements in their fair value are reflected in the consolidated statements of operations. In compliance with both EITF 02-3 and EITF 03-11, the Company reports its gains and losses from derivative instruments held for trading purposes net in the consolidated statements of operations within the “Gain/(loss) from movements in derivative commodity contracts” line.

The Company also evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be separated from the underlying host contract and accounted for separately in accordance with SFAS 133 requirements. Where embedded derivatives have terms that are not clearly and closely related to the terms of the host contract in which they are included, they are accounted for separately from the host contract as derivatives, with changes in the fair value recorded in earnings, to the extent that the hybrid instrument is not already accounted for at fair value.

Interest rate swaps

Interest rate swaps may be used to manage debt interest rate exposure. Amounts payable or receivable in respect of interest rate swaps are recognized as adjustments to the net interest charge over the term of the contracts in the “Interest expense” line of the consolidated statements of operations. Where derivatives used to manage interest rate risk or to hedge other anticipated cash flows are terminated before the underlying debt matures, the resulting gain or loss is deferred on the balance sheet and amortized to income to match the timing and accounting treatment of the underlying debt. If the debt is subsequently terminated any unamortized deferred gain or loss is recognized immediately in the statement of operations. Where interest rate swaps are no longer considered effective hedging instruments, any cumulative losses relating to the fair value of the derivatives are taken to the statements of operations.

No interest rate swaps have been designated as hedging instruments.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial instruments

The carrying amount of cash and cash equivalents and restricted cash approximates fair value. The estimated fair value of commodity contracts was determined using discounted future cash flows and represents the amount by which the contracted commodity rates are favorable (resulting in an asset) or unfavorable (resulting in a liability) for the Company when compared to market rates. The market trading price at the balance sheet date was used to determine the fair value of the interest rate swap agreements.

The estimated fair values of the bonds are based on the quoted market prices. There is no open market information available for the Old Project Finance Loan, the fair value of which was severely affected by the Restructuring. Therefore, the fair value that has been attributed to the loan, £150 million, has been based on the Company’s best estimate of the net realizable value of the Eggborough Station upon which this loan is secured.

The fair value of financial instruments is summarized in the following table:

	Successor		Predecessor
	March 31, 2005		March 31, 2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In £ millions)
Assets
Cash and cash equivalents	230	230	276	276
Restricted cash	226	226	297	297
Commodity contracts	42	19	7	7

Liabilities
7.0 per cent Bonds	531	531	—	—
Project Finance Loan	145	145	—	—
5.949 per cent Bond	—	—	110	138
6.077 per cent Bond	—	—	155	204
6.202 per cent Bond	—	—	119	168
Old Project Finance Loan	—	—	475	150
Commodity contracts	418	442	94	217
Interest rate swap agreements	—	—	33	33

15.    DISPOSALS

Pursuant to the Restructuring plan, British Energy plc undertook a program to dispose of certain assets.

On December 22, 2003, British Energy plc completed the sale of its 50 per cent interest in AmerGen to Exelon for US$277 million in cash subject to certain post closing adjustments. The final adjustment to the AmerGen sale price was agreed on February 11, 2005, and resulted in a US$9.5 million reduction to the sale price. Taking account of the gain on disposal recorded in the year ended March 31, 2004 additional expense of £3 million was recognized in the period from April 1, 2004 to January 14, 2005.

On December 23, 2003, British Energy plc sold its 50 per cent interest in Offshore Wind Power Limited (“Offshore Wind”) to GB Gas Holdings Limited (a wholly owned subsidiary of Centrica plc) for £2 million in cash and £0.75 million in deferred consideration.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 14, 2003, British Energy plc completed the sale of its 82.4 per cent interest in Bruce Power Limited Partnership and its 50 per cent share in Huron Wind Limited Partnership (collectively “Bruce”). Proceeds from the sale of Bruce recorded in the year ended March 31, 2003 totaled C$698 million, with additional proceeds received in the year ended March 31, 2004 of C$20 million. In addition, a further C$10 million was received on May 25, 2004 in partial consideration of the Bruce A units, resulting in additional gain on disposal of £4 million recorded in the period from April 1, 2004 through January 14, 2005. The Bruce disposal is reported as discontinued operations and the consolidated financial statements for all prior periods have been adjusted to reflect this presentation. For the year ended March 31, 2003, revenues from Bruce were £375 million, earnings before minority interests were £98 million, minority interests were £17 million and net income was £81 million.

16.    (LOSS)/EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss)/earnings per share:

	Successor	Predecessor
	January 15, 2005 through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
Loss from continuing operations (£ millions)	(122)	(227)	(78)	(7,853)
Discontinued operations	—	1	—	53
Cumulative effect of change in accounting principle	—	—	7,640	—

Net (loss)/income	(122)	(226)	7,562	(7,800)

Basic and diluted shares (millions)

Average shares of common stock outstanding	561	602	602	602

(Loss)/earnings per share—basic and diluted
Loss from continuing operations	£(0.22)	£(0.38)	£(0.13)	£(13.05)
Discontinued operations	—	—	—	£0.09
Cumulative effect of change in accounting principle	—	—	£12.69	—

Net (loss)/income	£(0.22)	£(0.38)	£12.56	£(12.96)

Stock options of 7,191,411, 7,718,614, 7,831,735 and 8,062,066 were outstanding during the period from January 15 through March 31, 2005, from the period April 1, 2004 through January 14, 2005 and the years ended March 31, 2004 and 2003, respectively, but were not included in diluted earnings/(loss) per share because the exercise price of all outstanding options, as converted, exceeded the average market price during each period presented and would have been anti-dilutive. During the period January 15, 2005 through March 31, 2005, the Company had 28,999,342 warrants and 1,042,000,000 convertible shares outstanding that were not included in diluted loss per share because, due to the Company’s net loss for the period, the effect would have been anti-dilutive.

17.    SEGMENTAL DISCLOSURES

The Company has determined that it has one business, being the generation and sale of electricity in the UK, resulting in one operating segment of Generation and Trading. The Company considers that

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

it has one geographical segment being the UK. In addition, it separately discloses certain financial information in respect of Bruce (disposed February 14, 2003) and AmerGen (disposed December 22, 2003). Following the disposals of Bruce and AmerGen, all ongoing Company operations are focused in the UK. All of the Company’s long-lived assets are located in UK.

Revenues and operating profits/(losses) are measured on a segmental basis in accordance with UK GAAP as this is the basis on which management information is prepared, and have been reconciled to the primary statements prepared in accordance with US GAAP. The chief operating decision maker evaluates segment performance and makes decisions on the basis of UK GAAP profit and loss information. Net asset information is not reviewed by the chief operating decision maker and so has not been presented in the segmental analysis.

The following table presents segment revenues and operating profit prepared under UK GAAP, together with operating profit as set out in the Consolidated Statement of Operations. All segment revenues arise from external customers:

	Successor	Predecessor
	January 15, 2005 through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
	(In £ millions)
Segmental analysis
Generation and Trading revenues	476	1,198	1,341	1,284

Other revenues
North America (including £375 million of discontinued operations: 2003)	—	—	144	587
Miscellaneous revenue	6	24	31	32

Consolidated revenues	482	1,222	1,516	1,903
Operating profit/(loss) before interest, discontinued activities and taxes (UK GAAP)	63	(138)	340	(3,899)
Operating profit/(loss) before interest, discontinued activities and taxes (US GAAP)	(160)	(187)	(190)	(7,624)

Included within segmental operating profit/(loss) before interest and taxes (UK GAAP):
Depreciation	41	59	50	280
Settlement of Siemens claim	—	—	18	—

In the period January 15 to March 31, 2005 there were three customers who each accounted for more than 10 per cent of Company revenue. The largest customer accounted for 21 per cent of revenue, the second largest accounted for 16 per cent of revenue and the third largest accounted for 11 per cent.

In the period April 1, 2004 to January 15, 2005 there were three customers who each accounted for more than 10 per cent of Company revenue. The two largest customers each accounted for 21 per cent of revenue, and the other accounted for 19 per cent.

In the year ended March 31, 2004 there were three UK customers who each accounted for more than 10 per cent of Company revenue. The two largest customers each accounted for 19 per cent of revenue, and the other accounted for 16 per cent.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the year ended March 31, 2003 there were two UK customers who each accounted for more than 10 per cent of Company revenue. The largest customer accounted for 14 per cent of revenue, and the other accounted for 11 per cent.

In Canada all the output from Bruce Power was sold to Ontario Power Generation Inc (“OPG”) prior to the market opening on May 1, 2002. These sales totaled £375 million or 20 per cent of Company revenue in the year ended March 31, 2003.

18.    SEVERANCE COSTS

In the period prior to Restructuring, charges of £12 million were recorded in respect of severance costs for approximately 100 people in relation to the Company’s Restructuring. This accrual comprised the costs to the Company of employees who receive redundancy under the Company’s Restructuring plans.

Severance costs are accounted for through staff costs. Accruals for the severance liabilities are included in “Accrued expenses” on the consolidated balance sheets. Activity in accrued severance costs is presented below.

	Successor	Predecessor
	January 15, 2005 through March 31, 2005	April 1, 2004 through January 14, 2005	Year ended March 31, 2004	Year ended March 31, 2003
	(In £ millions)
Balance at beginning of period	9	—	—	—
Charges	19	12	—	—
Payments	(2)	(3)	—	—

Balance at end of period	26	9	—	—

Substantially all remaining severance accruals will be settled through cash payments by the end of financial year 2006.

19.    COMMITMENTS AND CONTINGENCIES

The Company enters into certain contractual commitments in the course of its operations. The following is a summary of material commitments and contractual obligations as of March 31, 2005:

	Capital Commitments	Operating Leases	Fuel Purchase Commitments	Total
	(In £ millions)
Year Ended March 31
2006	15	3	198	216
2007	1	3	95	99
2008	—	3	70	73
2009	—	4	63	67
2010	—	—	73	73
Thereafter	—	—	818	818

	16	13	1,317	1,346

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005, the estimated minimum commitment for the supply of coal was 4 million tonnes, which, at contract prices on March 31, 2005, equates to approximately £162 million. The estimated minimum commitment for the supply of coal at contract prices on March 31, 2004 was £82 million. The Company also entered into commitments to purchase and sell electricity in the normal course of business.

In addition to the liabilities and provisions recognized and described in the notes to the financial statements, the Company has made certain commitments in respect of capital expenditure by Eggborough Power Limited.

The Company has a commitment to make the Cash Sweep Payment as described more fully in Note 2 to the Financial Statements.

In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the “Trust Agreement”) entered into on the same date. Had the first unit restarted by June 15, 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by August 1, 2003. An amount of C$5m was to be deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The Company received C$20m on March 22, 2004 and C$10m on May 25, 2004 in partial consideration under the Trust Agreement. British Energy commenced arbitration proceedings in Ontario against the Ontario Provincial Government (“the Province”) in December 2004 seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Units 3 and 4 restarted earlier than the dates claimed by the Province. No amounts receivable have been recorded at March 31, 2005 because of uncertainties regarding their realization. The amounts recoverable in respect of the restarted units will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.

The Company is involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on the Company’s financial position, results of operations, or cash flows.

20.    GUARANTEES AND INDEMNITIES

On February 12, 2004 British Energy plc received a notice of warranty claims from the consortium which purchased the Group’s 82.4 per cent interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce Power Station.

The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.

The principal tax claim relates to the treatment of expenditure at the Bruce Power Station during the period of the Company’s ownership which is currently being considered by the Canadian tax

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Company which has not been recognised in the financial statements of the period. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the claim and expects to defend it if it is pursued further. On the basis of legal advice received, management believes that the amount of the claim, even if determined against us, should not in any event, materially exceed the amount of the rebate, and that the claim should have no material impact on the Company’s results of operations, cashflow or financial position.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims. The Company has accrued no further amounts in respect of these claims.

The Company has given certain indemnities and guarantees in respect of warranties and representations relating to the disposal of its investment in AmerGen. Such indemnities and guarantees are customary for transactions of this type. Generally, claims must be made within 24 months of the sale date; however, a number of warranties and representations continue for longer periods and in some cases indefinitely.

The Company has given certain indemnities and guarantees in respect of its subsidiary undertakings. No losses are anticipated to arise under these indemnities and guarantees, provided relevant subsidiary undertakings continue on a going concern basis.

21.    RELATED PARTY TRANSACTIONS

Her Majesty’s Government

The Company considers Her Majesty’s Government (“HMG”) to be a related party due to the significant influence exercised by the HMG in the Company’s Restructuring. The following transactions took place during the period with HMG and sponsored bodies under its control:

As part of the Restructuring the following related party transactions have occurred:

•	HMG undertook to meet the Company’s historic contracted nuclear liabilities to British Nuclear Fuels Limited (“BNFL”), a government controlled body. This undertaking resulted in an asset of £2,467 million being recognized in the Company’s financial statements on January 14, 2005.

•	The Nuclear Liabilities Fund Limited (“NLF”), a government controlled company, was issued with 7.0 percent Bonds of £275 million by British Energy Holdings plc. Interest paid on these bonds during the period from January 15, 2005 to March 31, 2005 amounted to £4 million, and £9 million of the bonds were repaid during the period leaving a balance of bonds payable to the NLF of £266 million as at March 31, 2005.

•	The Company made decommissioning funding contributions to the NLF of £5 million during the period from January 15, 2005 to March 31, 2005.

•	The Company made payments to BNFL of £77 million during the period from January 15, 2005 to March 31, 2005 in respect of front and back end fuel costs. The Company also incurred interest costs of £1 million in respect of deferred payments and stock financing. The balance outstanding due to BNFL at March 31, 2005 was £nil. Amounts due to the Company by BNFL at March 31, 2005 under the Historic Liabilities Funds Agreement amounted to £2,312 million.

BRITISH ENERGY GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has also had a number of material transactions in its normal course of business with other sponsored bodies and departments of HMG including HM Revenue and Customs and the UK Atomic Energy Authority.

Officers and Directors

A payroll systems error was identified and subsequently rectified during the year ended March 31, 2004. As a result of this error, personal retirement benefit contributions were not deducted in full from the salary of some higher paid employees. Following detailed investigation, the individuals concerned, including several directors and officers of the Company, were granted up until March 31, 2008 by the Company’s Remuneration Committee to repay salary overpayments. No interest was payable on the overpayments during the extended period. After further consideration, the Company recognized that this extended time period might constitute an unintentional breach of Section 402 of the Sarbanes-Oxley Act of 2002 and, consequently, the directors and officers involved were asked to repay all outstanding amounts. Mike Alexander had repaid £13,600 up to the end of July 2005. The balance will be recovered from him as part of any payment of compensation for loss of office. David Gilchrist, Sally Smedley and Robert Armour have repaid the amounts in full. The directors and officers who received the overpayment and the maximum amounts outstanding were as follows:

Mike Alexander	£26,820
David Gilchrist	£15,483
Sally Smedley	£12,870
Robert Armour	£7,302

The Company operates a car ownership scheme (the “COS Scheme”) under which employees who satisfy certain criteria are entitled to be provided with a car for business and personal use. Under the COS Scheme, eligible employees are entitled to be provided with, among other things, both interest-bearing and interest-free loans to fund the purchase of a car. Two Executive Officers, Robert Armour and Sally Smedley, currently participate in the COS Scheme. Following a review of these arrangements, the Company considered that the loan element of the COS Scheme may constitute a personal loan to each of the relevant executive officers under Section 402 of the Sarbanes-Oxley Act of 2002. As a consequence, the Company is taking steps to terminate the participation of these executive officers in the COS Scheme.

Dr. Pascal Colombani, who is an independent Non-Executive Director of the Company, is also a director of Alstom SA (since July 2004). As part of normal operations, the Company purchases goods and services from members of the Alstom group. Although none of these contracts for goods or services is considered to be material, over the three year period ending on March 31, 2005, the Company purchased goods and services from Alstom with a total value of around £45 million.

22.    SUBSEQUENT EVENTS

To meet the commitments made as part of the Restructuring, the Company transferred its Direct Supply Business from its subsidiary British Energy Generation Limited to a new subsidiary British Energy Direct Limited with effect from April 1, 2005.

British Energy Generation (UK) Limited transferred its trade and assets to British Energy Generation Limited again as a commitment made as part of the Restructuring with effect from July 1, 2005.